Exhibit 99.1

AMENDED AND RESTATED

Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold

Mine, AmapÁ State, Brazil

PREPARED BY Great Panther

Mining limited

Report for NI 43-101

Qualified Persons:

Carlos H. B. Pires, B.Sc. Hons., MAusIMM C.P.

Fernando A. Cornejo, M.Eng., P.Eng.

Neil Hepworth, M.Sc., CEng., MIMMM

Nicholas Winer, B.Sc. Hons., FAusIMM

Reno Pressacco, M.Sc.(A), P.Geo.

Tudorel Ciuculescu, B.Sc, M.Sc., P. Geo

Report Date: February 2, 2021

Effective Date: September 30, 2020

The Technical Report dated January 29, 2021 has been amended and restated as of February 2, 2021 to make minor typographical corrections to the report.

TABLE OF CONTENTS
1	SUMMARY	12
	Technical Summary	25
2	INTRODUCTION	35
3	RELIANCE ON OTHER EXPERTS	41
4	PROPERTY DESCRIPTION AND LOCATION	42
	Location	42
	Mineral Tenure	42
	Surface Rights	46
	Royalties and Agreements	49
	Environmental Liabilities	50
	Permits and Other	50
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY	52
	Accessibility	52
	Physiography	53
	Climate	53
	Infrastructure	55
	Water	57
	Power	57
	Workforce	57
	Commercial Resources and Services	57
	Surface Rights	58
6.	HISTORY	59
	Prior Ownership, Development and Production History	59
7.	GEOLOGICAL SETTING AND MINERALIZATION	74
	Regional Geology	74
	Property geology	76
	Local Geology and Mineralization	79
	Mineralization Weathering Types	83
8.	DEPOSIT TYPES	88
9.	EXPLORATION	89
10	DRILLING	93
	Drilling Summary	93
	Drilling Methods	101
	Rotary Air Blast (“RAB”)	101
	Auger Drilling	106
	Reverse Circulation (“RC”)	107
	Diamond Drilling (“DD”)	107
	Surveys and Survey Coordinate System	108
	Diamond Drill Core	109

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	Core Recovery	109
	Drilling Orientation	109
	Grade Control Drilling	110
	Sampling	110
11	SAMPLE PREPARATION, ANALYSES, AND SECURITY	111
	Sample Preparation	111
	Sample Security	111
	Sample Analysis	112
	Sample Quality Assurance/Quality Control (QA/QC)	113
	QA/QC Data Analysis	113
	Blank Samples	116
	Certified Reference Materials (“CRM”)	118
	Data Adequacy	120
12	DATA VERIFICATION	121
13	MINERAL PROCESSING AND METALLURGICAL TESTING	123
	Summary	123
	Historical Plant Performance	125
	Test work review	130
	Conclusions and design criteria	134
14	MINERAL RESOURCE ESTIMATE	140
	Summary	140
	TAP AB Deposit	143
	Summary	145
	Tap AB Deposit	147
	Comparison With Previous Estimate	175
	Urucum Deposit	177
	Open Pit	177
	Underground General Statement	207
	Urucum North Underground	208
	Urucum Central Underground	215
	Urucum East and Duckhead Deposits	217
	Duckhead Deposit	217
	Urucum East Deposit	225
15	MINERAL RESERVE ESTIMATE	233
	Summary	233
	Open Pit Mineral Reserves	235
	Underground Mineral Reserves	238
	Comparison to Previous Estimates	240
16	MINING METHODS	241
	Open Pit Mining	241
	Geotechnical Assessment for Pit Slope design	243
	Pit Optimization	246
	Pit Design	252

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	Pit Mining Quantities	261
	Open Pit Production Schedule	263
	Open Pit Operation	267
	Pit Equipment	267
	Mode of Operation	268
	Manpower	269
	Underground Mining Methods	270
	Geotechnical Considerations	271
	Groundwater Hydrology	275
	Mining Methods	275
	Ventilation	278
	Underground Infrastructure and Services	279
	Surface Infrastructure	281
	Underground Mobile Equipment and Maintenance	281
	Life of Mine Plan	282
	Manpower	284
17	RECOVERY METHODS	286
	Summary	286
	Crushing and ore stockpiling	287
18	PROJECT INFRASTRUCTURE	293
	Context and Regional Infrastructure	293
	Site Access and Logistics	294
	Mining and Support Facilities	296
	Contractor Facilities	296
	Process Plant	297
	Water	297
	Raw Water	297
	Potable Water	298
	Process water	298
	Power	299
	Fire Protection	299
	Communications	300
	Security	300
	Personnel and Personnel Logistics	300
	Accommodation and Medical Care	301
	Tailings Storage Facilities (“TSF”)	302
	Tailings Operation	302
	Description of the Constructed TSF	303
	Extended Tailings Storage Capacity	310
	Permitting of the TSF	316
	Conclusions	318
19	MARKET STUDIES AND CONTRACTS	319
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	321
	Project Permitting	321

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	Groundwater and Surface Water Monitoring	322
	Flora and Fauna	322
	Flora	323
	Fauna	324
	Threatened and Special Status Species	325
	Air Quality	325
	Noise Quality and Vibrations	326
	Geotechnical	327
	Hydrogeology and Hydrology	327
	Cultural and Archaeological Resources	328
	Regional Archaeological Context	328
	Archaeological Studies	329
	Social or Community Requirements	331
	MINE CLOSURE	332
21	CAPITAL AND OPERATING COSTS	334
	Capital Costs	334
	Open Pit Capital Cost	334
	Underground Capital Cost	334
	Exclusions from the Underground Cost Estimate	336
	Capital Contingency	336
	Operating Costs	336
	Open Pit Mining Cost	337
22	ECONOMIC ANALYSIS	340
23	ADJACENT PROPERTIES	341
24	OTHER RELEVANT DATA AND INFORMATION	343
25	INTERPRETATION AND CONCLUSIONS	344
	Geology and Mineral Resources	344
	Exploration	347
	Mining and Mineral Reserves	347
	Mineral Processing	354
	Infrastructure	354
	Environment, Permitting, and Social Aspects	355
26	RECOMMENDATIONS AND ACTIONS	356
	Geology and Mineral Resources	356
	EXPLORATION	358
	Mining and Mineral Reserves	358
	Mineral Processing	360
	Environment	360
27	REFERENCES	362
28	DATE AND SIGNATURE PAGE	365
29	CERTIFICATES OF QUALIFIED PERSON	367
	NEIL HEPWORTH	367

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FERNANDO A. CORNEJO	369
NICHOLAS ROBERT WINER	370
CARLOS HENRIQUE BARBOSA PIRES	372
RENO PRESSACCO	374
TUDOREL CIUCULESCU	376

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LIST OF FIGURES
FIGURE 4 – 1	LOCATION MAP	44
FIGURE 4 – 2	MINERAL RIGHTS HOLDINGS	45
FIGURE 4 – 3	SURFACE RIGHTS HOLDINGS	48
FIGURE 5 – 1	MONTHLY RAINFALL FROM 2014 TO 2020	54
FIGURE 5 – 2	SITE PLAN	56
FIGURE 6 – 1	AIRBORNE MAGNETIC DATA: ANALYTICAL SIGNAL IMAGE (AS)	64
FIGURE 6 – 2	SPECTREM ELECTROMAGNETIC IMAGE	65
FIGURE 6 – 3	PHOTO OF THE CONDUCTIVITY TEST SAMPLE	67
FIGURE 6 – 4	TENEMENT STATUS MAP SHOWING THE COVERAGE OF SOIL SAMPLING	69
FIGURE 6 – 5	SERRA DA CANGA EAST STREAM SEDIMENT ANOMALY	70
FIGURE 7 – 1	REGIONAL GEOLOGY MAP	75
FIGURE 7 – 2	STRATIGRAPHIC COLUMN	77
FIGURE 7 – 3	PROPERTY GEOLOGY MAP	78
FIGURE 7 – 4	DEPOSIT LOCATION MAP	81
FIGURE 7 – 5	FOLIATION-PARALLEL PYRRHOTITE MINERALIZATION - URUCUM CENTRAL OPEN PIT	84
FIGURE 7 – 6	REMOBILIZED PYRRHOTITE VEINS - URUCUM CENTRAL OPEN PIT	85
FIGURE 7 – 7	PYRRHOTITE VEINING IN DRILL CORE	85
FIGURE 8 – 1	RECONSTRUCTION OF THE GUIANA CRATON AND WEST AFRICA SHIELD	88
FIGURE 10 – 1	DRILL HOLE AND CHANNEL SAMPLE LOCATION PLAN	96
FIGURE 10 – 2	DRILL HOLE AND CHANNEL SAMPLE LOCATION PLAN - TAP AB DEPOSIT	97
FIGURE 10 – 3	EXAMPLE CROSS SECTION 94,840N - TAP AB DEPOSIT	98
FIGURE 10 – 4	DRILL HOLE & CHANNEL SAMPLE LOCATION PLAN - URUCUM DEPOSIT	99
FIGURE 10 – 5	EXAMPLE CROSS SECTION 98,620 N - URUCUM DEPOSIT	100
FIGURE 10 – 6	MOBILIZATION OF RAB DRILL AND ITS COMPRESSOR	103
FIGURE 10 – 7	VIEW OF A RAB DRILL WHILE DRILLING	104
FIGURE 10 – 8	SAMPLE COLLECTION PROCEDURE FOR A RAB DRILL HOLE	105
FIGURE 10 – 9	SAMPLE COLLECTION AND LOCATION OF DRILL HOLES	105
FIGURE 10 – 10	DRILLING PROCEDURES FOR AUGER HOLES	106
FIGURE 10 – 11	GRADE CONTROL DRILLING - URUCUM NORTH DEPOSIT	108
FIGURE 11 – 1	2020 CRMS SAMPLES SUBMITTED TO THE SGS GEOSOL LABORATORY	116
FIGURE 11 – 2	2020 CRMS SAMPLES SUBMITTED TO THE ONSITE TUCANO LABORATORY	116
FIGURE 11 – 3	2020 BLANK SAMPLE RESULTS, RESOURCE DEFINITION ASSAYING (SGS GEOSOL)	117
FIGURE 11 – 4	2020 BLANK SAMPLE RESULTS, GRADE CONTROL ASSAYING (TUCANO GOLD MINE LAB)	117
FIGURE 11 – 5	2020 BLANK SAMPLE RESULTS, GRADE CONTROL ASSAYING (TUCANO GOLD MINE LAB) DETAIL. (STRETCHED Y AXIS)	118
FIGURE 11 – 6	SAMPLE CONTROL CHARTS FOR CRM G315-3 FOR SGS & TUCANO	120
FIGURE 13 – 1	PLANT THROUGHPUT & AVAILABILITY	125
FIGURE 13 – 2	PERCENTAGE OF SULPHIDE ORE PROCESSED, 2016 - SEPT. 2020	126
FIGURE 13 – 3	PLANT AVAILABILITY: 2016 - SEPT. 2020	127
FIGURE 13 – 4	GOLD RECOVERY: 2016 - SEPT. 2020	127
FIGURE 13 – 5	GOLD RECOVERY IN CIL TANK 1	128
FIGURE 13 – 6	RELATIONSHIP BETWEEN GRADE & GOLD RECOVERY	129
FIGURE 13 – 7	GRIND SIZE: 2016 - SEPT. 2020	129
FIGURE 13 – 8	CYANIDE CONSUMPTION RATES: 2016 - SEPT. 2020	130
FIGURE 13 – 9	PROPOSED TUCANO GOLD MINE EXPANSION FLOW SHEET	137
FIGURE 14 – 1	PLAN VIEW OF THE AS-MINED SURFACE: TAP AB OPEN PIT, SEPT. 30, 2020	148
FIGURE 14 – 2	LITHOLOGY AND MINERALIZATION, 100 BENCH	150
FIGURE 14 – 3	LITHOLOGY AND WEATHERING, SECTION 94,240N	151
FIGURE 14 – 4	MINERALIZATION WIREFRAMES	153
FIGURE 14 – 5	DOMAIN S3 HISTOGRAM	156

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FIGURE 14 – 6	DOMAIN S3 PROBABILITY PLOT	157
FIGURE 14 – 7	DOMAIN S3 UPPER DECILE & UPPER PERCENTILE ANALYSIS	157
FIGURE 14 – 8	DOMAIN S3 DISINTEGRATION PLOT	158
FIGURE 14 – 9	DOMAIN S3 OUTLIER LOCATION MAP	158
FIGURE 14 – 10	UPPER TAIL HISTOGRAM OF THE SAMPLE LENGTHS WITHIN THE MINERALIZED WIREFRAMES - TAP AB DEPOSIT	159
FIGURE 14 - 11	VEINS, TREND SURFACES, AND GRADE SHELLS	162
FIGURE 14 – 12	VEINS, TREND SURFACES, AND GRADE SHELLS	164
FIGURE 14 – 13	LONGITUDINAL SECTION OF DOMAIN S3 GRADE SHELLS - AB3 PIT AREA	165
FIGURE 14 – 14	CLASSIFIED BLOCKS - 3D VIEW	169
FIGURE 14 – 15	TYPICAL VERTICAL SECTION - MINERALIZATION WIREFRAMES, ESTIMATED BLOCKS, AND RESOURCE SHELLS COMPARISON	171
FIGURE 14 – 16	SWATH PLOT BY NORTHING - TAP AB DEPOSIT	172
FIGURE 14 – 17	TAP AB OPEN PIT RESOURCE SHELL AND UNDERGROUND RESOURCE AREAS	174
FIGURE 14 – 18	RESOURCE SHELL COMPARISON	176
FIGURE 14 – 19	PLAN VIEW OF THE AS_MINED SURFACE FOR THE URUCUM PIT AS OF SEPTEMBER 30, 2020	178
FIGURE 14 – 20	PLAN VIEW OF THE AS-MINED SURFACE FOR THE URUCUM DEPOSIT AS OF SEPTEMBER 30, 2020 - WITH DRILLHOLES BY PIT LIMIT	179
FIGURE 14 – 21	PEGMATITE, SECTION 99,100N - URUCUM DEPOSIT	181
FIGURE 14 – 22	WEATHERING SECTION 99,100N - URUCUM DEPOSIT	181
FIGURE 14 – 23	LITHOLOGY AND MINERALIZATION, 101 BENCH - URUCUM DEPOSIT	182
FIGURE 14 – 24	PEGMATITE INTRUDING BIF - Tucano Gold Mine	183
FIGURE 14 – 25	GEOSTATISTICAL DOMAINS	186
FIGURE 14 – 26	GEOSTATISTICAL DOMAIN 1 PROBABILITY PLOT	186
FIGURE 14 – 27	GEOSTATISTICAL DOMAIN 1 PROBABILITY PLOT	187
FIGURE 14 – 28	GEOSTATISTICAL DOMAIN 3 PROBABILITY PLOT	187
FIGURE 14 – 29	VARIOGRAM FOR DENSITY FOR BIF (2000)	190
FIGURE 14 – 30	VARIOGRAM FOR DENSITY FOR CALCO (3000)	191
FIGURE 14 – 31	VARIOGRAM FOR DENSITY FOR SCHIST (4000)	192
FIGURE 14 – 32	VARIOGRAM FOR DENSITY FOR PEGMATITE (5000)	193
FIGURE 14 – 33	SAMPLE CORRELOGRAMS - GEOESTATISTICAL DOMAIN 01	195
FIGURE 14 – 34	SAMPLE CORRELOGRAMS - GEOESTATISTICAL DOMAIN 02	196
FIGURE 14 – 35	SAMPLE CORRELOGRAMS - GEOESTATISTICAL DOMAIN 03	197
FIGURE 14 – 36	VISUAL VALIDATION OF SV 98,900	203
FIGURE 14 – 37	VISUAL VALIDATION OF SV 98,700	203
FIGURE 14 – 38	SWATH PLOTS - LODE 01	205
FIGURE 14 – 39	SWATH PLOTS - LODE 02	206
FIGURE 16 – 1	PIT WALL IN URUCUM PIT	245
FIGURE 16 – 2	URUCUM NORTH ULTIMATE PIT WITH CROSS SECTION (A-A')	254
FIGURE 16 – 3	URUCUM CENTRAL SOUTH ULTIMATE PIT WITH CROSS SECTION (A-A')	255
FIGURE 16 – 4	TAP AB1 ULTIMATE PIT WITH CROSS SECTION (A-A')	256
FIGURE 16 – 5	TAP AB3 ULTIMATE PIT WITH CROSS SECTION (A-A')	257
FIGURE 16 – 6	DUCKHEAD ULTIMATE PIT WITH CROSS SECTION (A-A')	258
FIGURE 16 – 7	URUCUM EAST ULTIMATE PIT WITH CROSS SECTION (A-A')	259
FIGURE 16 – 8	URUCUM WASTE DUMPS	260
FIGURE 16 – 9	TAP AB WASTE DUMPS	260
FIGURE 16 – 10	TOTAL MATERIAL MINED BY ROCK TYPE	266
FIGURE 16 – 11	PLANT FEED (PIT & STOCKPILE) BY ORE TYPE	266
FIGURE 16 – 12	LONGITUDINAL SECTION - URUCUM NORTH UNDERGROUND MINE	271
FIGURE 16 – 13	MODIFIED MATHEWS SHORT-TERM STABILITY ESTIMATE	273
FIGURE 16 – 14	3D SCHEMATIC OF UP-HOLE RETREAT MINING METHOD	276
FIGURE 16 – 15	LONG PROJECTION INDICATING UP-HOLE RETREAT MINING SEQUENCE	276
FIGURE 16 – 16	LONG PROJECTION INDICATION PRIMARY VENTILATION SYSTEM	279

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FIGURE 17 – 1	TUCANO SIMPLIFIED PROCESS FLOWSHEET	287
FIGURE 18 – 1	U&M WORKSHOP FACILITIES	297
FIGURE 18 – 2	TAP D EMBANKMENTS	305
FIGURE 18 – 3	TYPICAL WALL CROSS SECTION SCHEMATIC	306
FIGURE 18 – 4	WPP1 EMBANKMENTS	307
FIGURE 18 – 5	WALL 11 CROSS SECTION SCHEMATIC	307
FIGURE 18 – 6	NMP EMBANKMENTS	309
FIGURE 18 – 7	INTEGRATED WPP1 AND NMP TSFS	311
FIGURE 18 – 8	PROPOSED EAST DAM EXPANSION AT RL 145 M	312
FIGURE 18 – 9	TYPICAL CROSS SECTION OF WALLS 21 AND 22 OF EAST DAM TSF	313
FIGURE 18 – 10	TYPICAL CROSS SECTION OF WALL 23 EAST DAM - EXTENSION NW	315
FIGURE 18 – 11	WPP1 AND WPP2 TSF LAYOUT	317
FIGURE 20 – 1	CERAMICS FRAGMENTS FOUND IN “SITIO 1” OF MUTUM AREA	330
FIGURE 23 – 1	LOCATION OF ADJACENT PROPERTIES IN WHICH THE TUCANO MINE HAS AN AGREEMENT COVERING EXPLORATION RIGHTS.	342

LIST OF TABLES
TABLE 1 – 1	MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020	14
TABLE 1 – 2	MINERAL RESERVE ESTIMATE AS OF SEPTEMBER 30, 2020	15

TABLE 4 – 1	GREAT PANTHER MINERAL TENURE	46
TABLE 5 – 1	MONTHLY RAINFALL FROM 2008 TO 2020	54
TABLE 6 – 1	SUMMARY OF GOLD PRODUCTION	61
TABLE 6 – 2	CONDUCTIVITY TEST RESULTS OF A SAMPLE OF PYRRHOTITE RICH CORE FROM URUCUM	67
TABLE 6 – 3	NUMBER OF EXPLORATION SAMPLES COLLECTED BY SAMPLE TYPE AND COMPANY	68
TABLE 6 – 4	SUMMARY OF THE MINERAL RESOURCES AS OF SEPTEMBER 30, 2019	72
TABLE 6 – 5	SUMMARY OF THE MINERAL RESERVES AS OF SEPTEMBER 30, 2019	73
TABLE 7 – 1	DESCRIPTION OF MINERALIZED ZONES IN EACH DEPOSIT	80
TABLE 10 – 1	SUMMARY OF DRILLING BY YEAR: TAP AB AND URUCUM	94

TABLE 11 – 1	SUMMARY OF QA/QC SAMPLING, 2020	115
TABLE 11 - 2	TOTAL OF BLIND REFERENCE MATERIAL SENT TO SGS GEOSOL, 2020	119
TABLE 11 – 3	TOTAL OF BLIND REFERENCE MATERIAL SENT TO GREAT PANTHER’S ONSITE LABORATORY, 2020	119
TABLE 13 – 1	METALLURGICAL SAMPLES TO SGS GEOSOL	133
TABLE 13 – 2	SGS GEOSOL BOTTLE ROLL TESTS	133
TABLE 13 – 3	SELECTED DESIGN CRITERIA (AUSENCO)	136
TABLE 14 – 1	MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 2020	142
TABLE 14 – 2	MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020	146
TABLE 14 – 3	TAP AB DRILL HOLE DATABASE AS OF JULY 31, 2020	149
TABLE 14 – 4	DESCRIPTIVE STATISTICS OF UNCAPPED AND CAPPED RESOURCE ASSAYS	154
TABLE 14 – 5	METAL LOSS AT VARIOUS CAPPING LEVELS	155
TABLE 14 – 6	DESCRIPTIVE STATISTICS OF UNCAPPED AND CAPPED COMPOSITES	160
TABLE 14 – 7	SUMMARY OF DRY BULK DENSITIES BY LITHOLOGY	161
TABLE 14 – 8	SUMMARY OF VARIOGRAM PARAMETERS - TAP AB DEPOSIT	163
TABLE 14 – 9	SUMMARY OF BLOCK MODEL SETUP	166
TABLE 14 – 10	SEARCH STRATEGY	167

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TABLE 14 – 11	OUTLIER RESTRICTION LIMITS	168
TABLE 14 – 12	SUMMARY OF MINERAL RESOURCE PIT SHELL INPUT PARAMETERS	173
TABLE 14 – 13	MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020	174
TABLE 14 – 14	COMPARISON WITH PREVIOUS ESTIMATE	175
TABLE 14 – 15	SUMMARY OF THE URUCUM DRILL HOLE DATABASE AS OF JULY 31, 2020	180
TABLE 14 – 16	DESCRIPTIVE STATISTICS OF CAPPED AND UNCAPPED COMPOSITED ASSAYS BY GEOSTATISTICALS DOMAIN	188
TABLE 14 – 17	DESCRIPTIVE STATISTICS OF CAPPED AND UNCAPPED COMPOSITED ASSAYS BY OREBODIES	189
TABLE 14 – 18	SUMMARY OF VARIOGRAMS DENSITY BY ROCK TYPE - URUCUM DEPOSIT	193
TABLE 14 – 19	DENSITY AVERAGE BY ROCK TYPE - URUCUM DEPOSIT	194
TABLE 14 – 20	SUMMARY OF CORRELOGRAM PARAMETERS	197
TABLE 14 – 21	SUMMARY OF BLOCK MODEL ORIGIN AND EXTENTS - URUCUM DEPOSIT	198
TABLE 14 – 22	SUMMARY OF BLOCK MODEL ATTRIBUTES - URUCUM DEPOSIT	199
TABLE 14 – 23	SUMMARY OF SEARCH STRATEGY AND INTERPOLATION PARAMETERS - URUCUM DEPOSIT (2020)	200
TABLE 14 – 24	SUMMARY OF INITIAL CLASSIFICATION CRITERIA - URUCUM DEPOSIT	201
TABLE 14 – 25	VOLUME ADHERENCEOF WIREFRAMES AND BLOCK MODEL %	202
TABLE 14 – 26	SUMMARY OF THE OPEN PIT MINERAL RESOURCES AS OF SEPTEMBER 30, 2020 - URUCUM DEPOSIT	207
TABLE 14 – 27	SUMMARY OF THE RESOURCE DATABASE	209
TABLE 14 – 28	SUMMARY OF THE UNDERGROUND DATABASE	209
TABLE 14 – 29	SUMMARY OF SEARCH PARAMETERS	212
TABLE 14 – 30	BLOCK MODEL PARAMETERS - URUCUM NORTH UNDERGROUND	213
TABLE 14 – 31	UNDERGROUND MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2019 - URUCUM NORTH DEPOSIT	215
TABLE 14 – 32	UNDERGROUND MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2019 - URUCUM CENTRAL DEPOSIT	216
TABLE 14 – 33	SUMMARY OF THE RESOURCE DATABASE	218
TABLE 14 – 34	GOLD CUT-OFF GRADES USED FOR NESTED GRADE SHELLS - DUCKHEAD DEPOSIT	219
TABLE 14 – 35	SUMMARY OF SEARCH PARAMETERS	221
TABLE 14 – 36	BLOCK MODEL PARAMETERS - DUCKHEAD DEPOSIT	221
TABLE 14 – 37	SUMMARY OF MINERAL RESOURCE PIT SHELL INPUT PARAMETERS - DUCKHEAD DEPOSIT	223
TABLE 14 – 38	OPEN PIT AND UNDERGROUND MINERAL RESOURCE ESTIMATES AS OF SEPTEMBER 30, 2019 - DUCKHEAD DEPOSIT	224
TABLE 14 – 39	SUMMARY OF THE RESOURCE DATABASE - URUCUM EAST DEPOSIT	226
TABLE 14 – 40	MINERALIZED DOMAINS - URUCUM EAST DEPOSIT	227
TABLE 14 – 41	SUMMARY OF SEARCH PARAMETERS - URUCUM EAST DEPOSIT	228
TABLE 14 – 42	BLOCK MODEL PARAMETERS - URUCUM EAST DEPOSIT	229
TABLE 14 – 43	OPEN PIT AND UNDERGROUND MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020 - URUCUM EAST DEPOSIT	231
TABLE 15 – 1	SUMMARY OF THE MINERAL RESERVE ESTIMATE AS OF SEPTEMBER 30, 2020	234
TABLE 15 – 2	DILUTION AND MINERAL EXTRACTION ESTIMATES	236
TABLE 15 – 3	PIT MARGINAL CUT-OFF GRADE ESTIMATE	237
TABLE 15 – 4	UNDERGROUND CUT-OFF GRADE ESTIMATE	239
TABLE 15 – 5	MSO PARAMETERS	239
TABLE 15 – 6	COMPARISON OF CURRENT AND PREVIOUS MINERAL RESERVE ESTIMATES	240
TABLE 16 – 1	MINE PRODUCTION HISTORY	241
TABLE 16 – 2	GEOTECHNICAL DESIGN RECOMMENDATIONS	243
TABLE 16 – 3	PIT OVERALL SLOPE ANGLE ESTIMATE	247
TABLE 16 – 4	NET BLOCK VALUE INPUT PARAMETERS	249

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TABLE 16 – 5	PIT OPTIMIZATION RESULTS	250
TABLE 16 – 6	SELECTED PIT SHELL QUANTITIES	251
TABLE 16 – 7	PIT DESIGN PARAMETERS	253
TABLE 16 – 8	PIT MINING QUANTITIES	262
TABLE 16 – 9	PIT STOCKPILE INVENTORY AS OF 30 SEPT. 2020	264
TABLE 16 – 10	OPEN PIT PRODUCTION SCHEDULE	265
TABLE 16 – 11	MINING FLEET	268
TABLE 16 – 12	EQUIPMENT BASE PRODUCTIVITY AND UTILIZATION VALUES	268
TABLE 16 – 13	EQUIPMENT PRODUCTIVITY AND UTILIZATION FACTORS	269
TABLE 16 – 14	CURRENT MANPOWER	270
TABLE 16 – 15	RANGE OF Q’ AND RMR VALUES	272
TABLE 16 – 16	STOPE DESIGN FACTORS AND HYDRAULIC RADIUS	273
TABLE 16 – 17	UNDERGROUND LIFE OF MINE PLAN	283
TABLE 16 – 18	UNDERGROUND WORKFORCE	284
TABLE 16 – 19	MINING DEPARTMENT EMPLOYEES - EXCLUDING UNDERGROUND EQUIPMENT OPERATORS AND MAINTENANCE PERSONNEL	285
TABLE 18 – 1	SUMMARY OF TSF STORAGE CAPACITY - UPDATED ON NOVEMBER 2020	303
TABLE 18 – 2	GEOMETRIC CHARACTERISTICS OF THE EAST EXTENSION NW TSF	314
TABLE 20 – 1	MAIN LICENCES AND STATUS	321
TABLE 20 – 2	CLOSURE PLAN TOTAL COST	333
TABLE 21 – 1	OPEN PIT AND TAIINGS DAM PROJECT CAPITAL COST	335
TABLE 21 – 2	UNDERGROUND CAPITAL COST	335
TABLE 21 – 3	OPERATING COST 2016 TO 2020	336
TABLE 21 – 4	LOM OPEN PIT OPERATING COST	337
TABLE 21 – 5	LOM UNDERGROUND TOTAL OPERATING COSTS BY MAJOR AREA	339
TABLE 21 – 6	LOM UNDERGROUND TOTAL OPERATING COSTS BY YEAR	339

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1 Summary

Executive Summary

The purpose of this Technical Report is to support disclosure of the Mineral Resource and Mineral Reserve estimates for the Tucano Gold Mine, located in Amapá State, Brazil, with an effective date of September 30, 2020 (2020 MRMR). This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

The last Technical Report for the Tucano Gold Mine was filed on March 25, 2020 and was prepared by Roscoe Postle Associates Inc. (RPA), now part of SLR Consulting Ltd (SLR). The effective date of the Mineral Resource and Mineral Reserve estimates for that report (2019 MRMR) was September 30, 2019.

This report, prepared by Great Panther Mining Limited (Great Panther), presents an updated Mineral Resource and Mineral Reserve estimate incorporating drilling carried out since September 2019. Resource definition drilling was focused on the Taperebá AB (TAP AB) deposits while operations and grade control drilling were dominantly focused at Urucum. Within this Technical Report, Great Panther also present an update of key operational factors and will discuss advances in the understanding of geologic controls of the Tucano Mine and the exploration potential of its tenement portfolio.

As part of this report, RPA, now part of SLR, was retained by Great Panther to prepare an updated Resource Model for the TAP AB deposits at the Tucano Mine. RPA were selected to update the TAP AB Mineral Resource for the following reasons:

•	Great Panther recognized that the results of the drilling carried out in 2020 could have a material impact on the 2020 MRMR.
•	RPA are independent consultants with recognized experience in Mineral Resource and Mineral Reserve (MRMR) estimations.
•	RPA’s knowledge of the Tucano Mine deposits, having carried out the 2019 MRMR.

Great Panther acquired the Tucano Gold Mine in March 2019 and holds a 100% interest in the Mine and associated tenement portfolio, through its wholly-owned Brazilian subsidiaries.

Great Panther is a Canadian gold mining, development, and exploration company which owns the Tucano Gold Mine located in Brazil, and the Guanajuato Mine Complex and the Topia Mine located in Mexico. Great Panther also owns the Coricancha Project in Peru. The common

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shares of Great Panther are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol GPR in Canada and GPL in the USA.

The Tucano Gold Mine is a well-established open pit mining operation comprising four open pits: Urucum, Urucum East, TAP AB, and Duckhead. The mine production to date has been sourced from all deposits except Urucum East. As of December 31, 2020, the Mine has produced a total of approximately 1,421,625 ounces of gold since commencing operation in 2005. As well as the open pits, the Tucano Gold Mine includes an underground mine project which sits below the Urucum North open pit.

This report presents the second Mineral Resource and Mineral Reserve estimates for the Tucano Gold Mine under Great Panther’s ownership. The effective date of the Mineral Resource and Mineral Reserve estimates is September 30, 2020.

All currency in this report is US dollars (US$) unless otherwise noted.

The Mineral Resource estimate for the Tucano Gold Mine, as of September 30, 2020, is presented in Table 1-1. The Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) Definition Standards).

The Mineral Reserve estimate for the Tucano Gold Mine as of September 30, 2020 is presented in Table 1-2.

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TABLE 1 - 1 MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020 Great Panther Mining Limited - Tucano Gold Mine

	Measured			Indicated			Total Measured and Indicated
	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained
		grade	gold		grade	gold		grade	gold
	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	(000s)	(g)/t	(000s oz)
Open pit	2,309	1.46	108	8,793	1.60	453	11,102	1.57	561
Underground	0	0.00	0	2,649	4.11	350	2,649	4.11	350
Stockpile	2,491	0.53	42	0	0.00	0	2,491	0.53	42
Total	4,800	0.97	150	11,442	2.18	803	16,242	1.83	953

	Inferred
	Tonnes	Gold	Contained
		grade	gold
	(000s)	(g/t)	(000s oz)
Open pit	647	2.48	52
Underground	5,350	2.80	483
Stockpile	0	0.00	0
Total	5,997	2.77	534

Notes:

1.	Mineral Resources were classified using CIM (2014) Definition Standards.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	The effective date of the Mineral Resource estimate is September 30, 2020.
4.	Mineral Resources are estimated at various cut-off grades depending on mining method and mineralization style.
5.	For open pit development at Urucum, Urucum East and TAP AB, Mineral Resource estimates use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5 with cut-off grades of 0.3 g/t Au for oxide and 0.4 g/t Au for fresh rock.
6.	Underground Mineral Resource estimates for TAP AB use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5, with cut-off grade of 1.3g/t Au for fresh rock.
7.	Since September 30, 2019, no additional drilling data is available for the Urucum underground and Duckhead so Mineral Resource estimates for 2020 remain unchanged from 2019. Estimates use a long-term gold price of US$1,500/oz and a US$/Brazilian real exchange rate of 1:3.8 with cut-off grades of 0.4 g/t Au for oxide and 0.55 g/t Au for fresh rock in the open pit and 2.1 g/t Au for oxide and 1.6 g/t Au for fresh for the underground.
8.	A minimum mining width of three metres was used for preparation of mineralization wireframes.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
11.	Numbers may not add due to rounding.

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TABLE 1 - 2 MINERAL RESERVE ESTIMATE AS OF SEPTEMBER 30, 2020 Great Panther Mining Limited - Tucano Gold Mine

	Proven			Probable			Total Proven and Probable
Location/area	Tonnes	Gold	Contained	Tonnes	Gold	Contained	Tonnes	Gold	Contained
		grade	gold		grade	gold		grade	gold
	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)	(000s)	(g/t)	(000s oz)
Open pit	1,688	1.61	87	3,880	1.70	212	5,568	1.67	299
Underground	189	3.78	23	1,976	4.17	265	2,164	4.13	288
Stockpile	2,026	0.64	42	0	0.00	0	2,026	0.64	42
Total	3,903	1.21	152	5,856	2.53	477	9,758	2.00	629

Notes:

1.	Mineral Reserves were classified using the CIM (2014) Definition Standards.
2.	Mineral Reserve estimation includes mine depletion through to September 30, 2020 and drills results through to July 31, 2020. The effective date of the Mineral Reserve estimate is September 30, 2020.
3.	Open pit Mineral Reserves are estimated within designed pits above discard cut-off grades that vary from 0.43 g/t Au to 0.5, g/t Au for oxide ore and 0.58 g/t Au to 0.63 g/t Au for fresh ore. The cut-off grades are based on a gold price of US$1,500/oz Au and operating costs sourced from the current operations and mining contracts at an US$/Brazilian exchange rate of 1:4.5.
4.	Mineral Reserves incorporate estimates of dilution and mineral losses.
5.	Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au. The cut-off grades are based on a gold price of US$1,250/oz Au and operating costs sourced from the operations and mining contracts at an US$/Brazilian exchange rate of 1:3.8.
6.	A minimum mining width of 20 metres was used for open pit Mineral Reserves and 3 metres was used for underground Mineral Reserves.
7.	The Mineral Reserve estimate includes surface stockpiles.
8.	Average metallurgical process recovery is 91.5%.
9.	Numbers may not add due to rounding.

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Conclusions

Based on site visits, discussions with Project personnel, and available information, Great Panther offer the following conclusions:

Geology and Mineral Resources

•	Measured and Indicated (M&I) Mineral Resources, which are inclusive of Mineral Reserves, now total 953k gold ounces. In the Tucano Mine open pit, M&I Resources are 561k gold ounces, an increase of 28% since September 2019.
•	The gold mineralization at the Tucano Mine is primarily hosted in iron rich formations, particularly magnetite iron formations, banded iron formation (BIF) and iron rich carbonate formations, with other host rocks containing lesser quantities of gold. Pyrite and pyrrhotite occur in different relative and absolute concentrations in the deposits and are generally associated with gold mineralization. The sulphides occur in both stratiform and cross-cutting relationships with the host rocks.
•	New mineralization wireframes were generated for both Urucum and TAP AB deposits.
•	The wireframes were created using a nominal cut-off grade of 0.3 g/t Au for Urucum and 0.3g/t for the TAP AB oxide zone and 0.4g/t for the sulphide zone. In 2019, mineralization wireframes were created using a nominal cut-off grade of 0.5g/t Au.
•	Seequent Limited’s Leapfrog software package. RPA did the modelling for TAP AB and SDPM Mining Consulting (Belo Horizonte) was contracted for the Urucum deposit.
•	A minimum width of three metres for the wireframes was used to align with the cut-off grade and minimum width criteria that are currently being employed by the Mine staff for establishing the ore/waste dig packets at both Urucum and TAP AB deposits.
•	The wireframes were generated using the full drilling database for the Urucum and TAP AB deposits, with an upper restriction of 12 vertical metres above the July 30, 2020 topographic surface.
•	Mineral Resource estimates were carried out by Mr. Carlos Pires of the Tucano Mine for Urucum, while the geologic resource model was prepared under the supervision of Mr. Nicholas Winer.

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•	No new drilling or information from other studies was available for the Urucum East, Duckhead or Urucum underground project. Therefore Mr. Pires used the relevant wireframes and estimates from the 2019 MRMR.
•	Modelling and Mineral Resource estimates for TAP AB were carried out by RPA and verified by Great Panther.
•	The drilling carried out in 2020 at TAP AB was focused on upgrading Inferred Mineral Resources to Indicated Mineral Resources. This drilling program intersected a number of high-grade intervals near the base of the 2019 MRMR Reserve pit shell which combined with the gold price and Brazilian Real exchange rate, led to a conversion of a large part of the Inferred open pit and underground Mineral Resource to Indicated open pit Mineral Resource.
•	TAP AB pits represent approximately two kilometres of the seven-kilometre mining trend running from the south end of TAP AB to the north end of Urucum.
•	In 2021, there will be a focus on understanding the morphology and controls on higher-grade zones along the TAP AB - Urucum trend with the objective of focusing exploration resource definition drilling in 2021.
•	In parallel to resource definition to extend open pit mining, drilling programs will be executed and planned on the higher-grade zones that form part of the Urucum North and Urucum Central underground Mineral Resources and to evaluate, at TAP AB, replacement of underground Mineral Resources that are now incorporated in the open pit.
•	The Great Panther exploration tenement package covers approximately 90 kilometers (2,000 square kilometres) of the Vila Nova Greenstone Belt in which Great Panther has identified numerous targets based on a compilation of aerogeophysics and historical geochemical data. Shallow RAB drilling to date has focused on three known exploration targets: Lona Amarela, Mutum and Sarraminda. Drilling is ongoing at Saraminda while results of drilling from Lona Amarela and Mutum identified extensive surficial gold geochemistry anomalies that require further detailing. A 1,000-metre diamond drilling program is underway at Mutum to test the target and provide geologic context to the southern anomaly. These targets are being prioritized and fast-tracked as they lie within a 20 kilometre radius of the Tucano Mine plant and existing infrastructure.

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Mining and Mineral Reserves

•	All Mineral Reserve estimates were completed by Great Panther's Technical Services group at the Tucano Mine under the supervision of Neil Hepworth.
•	Proven and Probable (P&P) Mineral Reserves are now estimated to be 629k gold ounces, of which 299k ounces are open pit Mineral Reserves. This represents a replacement of depleted reserves since the previous MRMR estimate with the addition of another year of Mineral Reserves.
•	The increase is primarily due to the change in the underlying Mineral Resources, favourable Brazilian foreign exchange (Forex) and elevated gold price which reflect on current operating parameters.

Open Pit Mining

•	The Tucano Mine is a mature open pit mining operation in a steady state of mining production. The operations are sufficiently established to provide the basis of much of the technical and economic inputs required for this study.
•	Economic analysis confirms the economic viability of the open pit Mineral Reserves at the base gold price of US$1,500/oz.
•	Pit optimizations were carried out on Measured and Indicated Mineral Resources using a block net value (block value = block revenue - block total operating cost), including allowances for dilution and mining loss, and preliminary estimates for pit overall slope angles (OSA).
•	Individual pit shell selection was made based on a gold price of US$1,750/oz Au for Urucum Central South. All other pits used a US$1,500/oz Au except for TAP AB3 that used a US$1,600 shell. These pit shells were used to guide the ultimate pit design.
•	In order to determine if material within the open pit should be sent to the mill for processing or to the waste rock dump, a marginal cut-off grade has been calculated. The marginal cut-off grade, which is referred to as the “Open Pit Discard Cut-off” in the CIM Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines, differs from the breakeven cut-off-grade since mining costs are excluded from the calculation. The reason for excluding the mining costs is that material already defined to be within the limits of the open pit must be mined regardless of if it is classified as ore or waste in order to access the bench below.
•	The mine planning block model is based on the resource model regularized to the minimum practical size dig block (i.e., selective mining unit), that can be selectively
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excavated by mining equipment currently employed on site. Each block in the regularized model contains the quantities of diluted mineralized tonnes and grades including the tonnages of mining dilution and ore loss, where ore loss (%) = 100% - mining recovery (%). Mining dilution comprises internal dilution inherited during the model regularization and external (contact) dilution resulting from geological / geometric contacts with waste rock.

•	Geotechnical and pit design parameters are based on data, information, and results from previous geotechnical studies and incorporate the pre-split drilling and controlled blasting. There is a risk that the failure to attain the design pit slopes could result in pit wall instability and the loss of ore at the pit bottom.
•	The west wall of the Urucum Central South pit underwent slope displacement on October 6, 2019. The pit was closed to mining while Great Panther worked toward a remediation plan with the assistance of the independent consulting firm Knight Piésold & Co. (KP). The pit remains in Mineral Reserves.
•	KP carried out geotechnical drilling and installed piezometers to record water pressures. Using the drilling data, KP modelled the failure mechanism. Failure was slip along an existing structure when the toe of the slope was blasted. A high phreatic level was seen as the main contributing factor that allowed the slip to initiate. There was movement toward the pit, but not a massive slope collapse.
•	Water levels since the failure have dropped and KP have provided assurance that we can mine safely down for the next 50 m (110mRL) without concern of reactivating the failure.
•	Concurrent with the mining, we are draining the pit and will be monitoring water levels in the piezometer holes as mining progresses. When we reach 50m of wall lowering (end Q1 2021), then the decision will be made whether we need to drill horizontal drainage holes to drop the water level further to continue mining safely.
•	The situation with Urucum Central South is under control, but there may be some interruptions of several days every month or so if we are required to continue with horizontal drainage.
•	Mining of Urucum Central South is expected to be complete in the first quarter of 2022.
•	All pits have been designed with 8 m operating bench heights. To maximize ore selectivity and minimize dilution, it is expected that ore will be mined on 4 m benches.
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•	The catch-berms in fresh rock are stacked at 24 m intervals (Urucum) and 20 m intervals (other pits).
•	The ultimate pit designs contain sufficient run-of-mine (ROM) quantities to support a 10,000 tonnes per day (tpd) processing rate through to late 2022. The open pit Mineral Reserves are included in six pits, with two largest pits, Urucum URCS and TAP AB containing 88% of the total open pit Mineral Reserves. Oxide ore contributes 22% of the total open pit ore mined. The life-of-mine (LOM) average strip ratio is 12:1.
•	Mine waste dumps are located adjacent to the pits, to minimize hauling requirements. Waste dumping platforms are laid out to facilitate dump re-sloping at mine closure.
•	The LOM production schedule has been prepared quarterly based on the mining activities commencing in Q4 2020. The pit production is founded on mining the ultimate pit bench-by-bench without phases or subdivisions. The LOM pit mining rate averages approximately 62,000 tpd and includes both mineralization and waste material.
•	The plant feed comprises the ROM ore from the pit and from the stockpiles. The pit ROM production is projected to be a direct feed to the crusher, complemented with the ROM from the stockpiles re-handled on as needed basis.
•	Contractor mining is carried out by U&M Mineração e Construção S.A. (U&M), one of the largest mining contractors in Brazil, using conventional open pit methods, consisting of the following activities:
•	Drilling performed by conventional production drills.
•	Blasting using emulsion explosives and a downhole delay initiation system.
•	Loading and hauling operations performed with hydraulic shovel, front-end loader, and rigid frame and articulated haulage trucks.
•	The owner’s personnel monitor the mining contractor and provide engineering support including survey and grade control. Operations run 24 hours per day, seven days a week, on an eight-hour shift rotation. Following an agreement with government authorities, during the peak of COVID19, shifts were temporarily modified to 12 hours to reduce risks of employee exposure.
•	Equipment productivity and utilization factors and equipment operating hour estimates are based on seasonal conditions (dry, transitional, or wet season during the calendar year), rock type, and various mining conditions including different bench mining width and ramp width.
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•	The mine manpower at the end of September 2020 is estimated at approximately 1,471 employees. This includes owner’s and contractor’s workforce. The ongoing pit operations will require this level of manpower for most of the next two years.
•	Open pit operating costs are estimated to average R$13.26/t mined ($2.77/t moved at a R$/US$ exchange rate 4.79:1) and includes owner and contract mining operating costs. The cost is estimated based on material quantities and unit costs supplied from existing operations comprised of actual 2020 operating costs, projected operating costs, and the current mining contracted rates. The pit operating cost estimate was developed based on cost for drilling, blasting, loading, and hauling and includes labour costs and costs for consumables (diesel, explosive, parts, etc.).

Underground Mining

•	Underground Mineral Reserves are based on a 2016 Pre-Feasibility Study (PFS) carried out by AMC Consultants Pty Ltd. (AMC). In 2019, RPA reviewed the AMC PFS, and made the following adjustments:
•	Updated the cost estimates to reflect current inputs and a stand-alone underground mining scenario.
•	Updated cut-off grades.
•	Filtered out stopes that no longer met updated cut-off grades.
•	Rebalanced the production schedule.
•	Great Panther has not made any further adjustments to the study. Great Panther has initiated geologic studies and a drilling campaign to better understand the continuity and variability of high grades at Urucum. This study is ongoing with preliminary results expected in H2 2021.
•	The details below and the costs assumed for the underground mining project have not been altered since the updates by RPA in 2019.
•	Modern trackless mobile equipment is proposed for the development and stoping operations.
•	The mine will be accessed by a single portal located at the northern end of Urucum North and twin declines (north and south) based on an orebody strike length of >800m.
•	Level intervals will be 20 m (based on 15 m production blastholes and the narrow width of some lodes) with crosscuts between the decline and the mineralization, every 20 vertical metres (vm).
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•	Declines have been designed to allow equipment access to each production level. On each level a crosscut will be developed from the decline to the ore lode/lodes. Decline and crosscut development have been designed at 5.0 m wide x 5.0 m high, sufficient to accommodate 30 t to 40 t trucks.
•	Ore drives have been designed to be 5.0 m high x 4.0 m wide to accommodate production drills and 10 t load-haul-dump (LHD) units. Trucks will not enter the ore drives.
•	All waste will be tipped directly into stopes or trucked to surface.
•	Approximately 2.1 million tonnes (Mt) of ore at an average grade of 4.1 g/t Au will be mined and processed over the 6.5 mine life.
•	All ore production and mine development is proposed to be done by contractors; this includes all waste rock filling.
•	Ventilation will be provided via a pull-type (exhausting) system with primary fans located on surface at the top of each of two primary exhaust raises.
•	With the infrastructure airflow and leakage and balancing allowances, the total airflow determination based on the diesel fleet size is 350 m3/s.
•	Evaluation of the planned production rate and scheduling indicates that the deposit supports 450,000 tonnes per annum (tpa) to 500,000 tpa. Production rates vary from year to year depending on the number of production fronts becoming available in different areas of the mine.
•	There are opportunities for further optimization of the production rate in future studies, particularly if additional areas are considered for underground mining (e.g., Urucum Central).
•	Major scheduling assumptions driving these production rates include: decline and crosscut advance of 140 m/month, ore drive advance of 60 m/month, production rate from stoping of 10,000 t/month for both Uphole retreat and Benching stopes, backfilling rate of 12,000 m3 per month, per stope, for Benching stopes. All scheduling assumptions are based on industry benchmarked data.
•	Scheduling has been based on maintaining a nearly constant number of primary mobile equipment in both the North and South declines.
•	Workforce size at full production is estimated to be 240 people, based on three eight-hour shifts.
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•	The underground mine would use some of the existing infrastructure built for the open pit operations such as the explosives magazines and warehouse.
•	Mining costs are estimated to be US$50.00/t of ore milled and total operating costs, inclusive of processing and G&A, are estimated to be US$75.80/t of ore milled.
•	An economic assessment of the Underground Mineral Reserves confirms that they are economically viable at the base gold price of US$1,250/oz.

Mineral Processing

•	A new grinding configuration (semi-autogenous grinding + ball mill) has allowed the Tucano Mine to increase the percentage of sulphide ore in the overall plant blend without substantially affecting their target throughput. This was done while maintaining the 80% passing 75 µm.
•	The plant was originally designed to run at 3.4 million tonnes per annum (Mtpa) considering 90% Sulphide in the blend. The plant blend from January to September 2020 was close to 88% sulphide ore and 12% oxide material and the average annual plant throughput was 3.2 Mtpa, however, this annual figure was affected by lower plant availabilities (i.e., 92%) due to other issues experienced in the plant such as mill grate breakages, power issues and also issues with the primary crusher.
•	The increasing percentage of sulphide ore has not adversely affected plant gold recoveries. On the contrary, the new oxygen plant commissioned in April 2019 has contributed to higher metal recoveries, which resulted in an average gold recovery of 92.1% from May 2019 to September 2020.

Infrastructure

•	The Mine is currently operating and has all of the required infrastructure to carry on operations. Additional surface infrastructure will be required to support the underground operation.
•	The LOM tailings production remaining based on current Mineral Reserves, from September 2020 until December 2023 is expected to be approximately 7.66 Mt, or a volume of 6.3Mm3.
•	The remaining capacity of the North Mill Pond and West Pond Phase 1 tailings storage facilities (“TSF”) collectively referred to as NMP is 0.95 Mm3 as of December 01, 2020, which covers storage for 3 months, or from December 2020 to February 2021.
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•	SRK has audited these facilities since commissioning of the TSF, with a focus on safety and operational capacity of the embankments, pond size, and ongoing construction of the facilities.
•	Additional tailings storage capacity has been achieved with commissioning of the East Dam. The raise of East Dam to RL137m is fully permitted and was completed in December 2020. This provides capacity of 4.9Mm3.
•	A construction Licence has been received to raise the East Dam to the RL 145m and is under construction. This provides an additional capacity of 4.6Mm3.
•	Additional capacity beyond the current LOM is expected to be available through the East-NW Extension and the West Pond Phase 2 (WPP2) TSF expansion projects. Construction is not yet permitted. These projects will add 2.9Mm3 and 23.7Mm3 respectively when completed.
•	The three new TSFs, East Dam, East-NW Extension, and West Pond Phase 2, together will provide approximately 36 Mm3 of tailings storage, which covers tailings storage demand up to September 2025

Environment, Permitting, and Social Aspects

•	The Tucano Gold Mine is in possession of all licences required for the operation of the mine, mill, processing plant, and constructed TSFs (including the East Dam to RL 137m) in compliance with Brazilian regulations. Urucum East has an application for a Mining Licence that is still being processed by the authorities.
•	New exploration targets which are outside of the mining Licence will require presentation of a Final Exploration Report with a preliminary economic assessment. Once approved, a Feasibility Study including a Mine Construction Plan are required in order to obtain a mining Licence and associated environmental, social and archeological Licences and permits.
•	Continuous monitoring programs are carried out at the Tucano Mine, which confirm that there are no material concerns pertaining to non-compliance.
•	The Mine’s community relations personnel implement stakeholder engagement and social investment programs focused on three main areas: socio-economic development, public health and safety, and education. The Mine’s social performance practices have been historically effective and enabled the Mine to maintain an adequate social acceptance level. No significant issues with the local communities have been identified since production re-started in 2012.
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Technical Summary

Property Description and Location

The Mine is located in Amapá State, Brazil, at latitude 0.85°N and longitude 52.90°W. The Mine is approximately 200 km from Macapá, the state capital, and is accessible by the Brazilian federal highway BR-210, or by chartered aircraft. The access comprises:

•	Sealed road for approximately 100 km, from the city of Macapá to Porto Grande.
•	Unsealed road from Porto Grande to Pedra Branca do Amapari, approximately 75 km.
•	Unsealed road from Pedra Branca do Amapari to the site, approximately 17 km.

Land Tenure

The property comprises 39 key mineral rights concessions and leases totalling 197,283 ha. The surface rights for the mining concession and four other mineral rights concessions in the mining area have also been secured by agreement. These surface rights agreements are sufficient to cover the existing mining operations at the Mine.

The Tucano Mining Concession (851.676/1992) and Exploitation Application (850.865/1987), are centred within an approximately 140,000 ha block of contiguous exploration tenements held by Great Panther. This ground area spans a strike length of approximately 90 km of Paleoproterozoic greenstone terrain and is 100% Great Panther owned.

History

Anglo American Plc discovered a mineralized shear zone in 1994, undertook extensive exploration between 1995 and 2002, and through AngloGold, completed an FS of the oxide Mineral Resources in October 2002.

In May 2003, the Project was acquired by EBX Gold Ltd (EBX). EBX carried out a FS for the oxide mineral resources and a Pre-Feasibility Study (PFS) for mining the sulphide mineralization.

In January 2004, the Project was acquired by Wheaton River Minerals Ltd (Wheaton River) (which later merged with Goldcorp Inc (Goldcorp) in 2005). Mine construction began in July 2004, with the first gold poured in late 2005. The Project was later operated by Mineração Pedra Branca do Amapari (MPBA), a company created in 2003 by EBX, as a heap leach operation until January 2, 2009, when it was placed on care and maintenance due to the inability to treat transition material (not fully oxidized) in the deeper portions of the pits.

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Goldcorp sold the Project to Peak Gold Limited (Peak Gold) in April 2007. Peak Gold later merged with New Gold Inc (New Gold).

The operation did not reach the predicted gold production due to issues related to the clayey nature of the saprolite mineralization. In response, metallurgical test work was conducted during 2007 to investigate the potential improvements of installing a wash-plant to remove fines and clays to improve heap percolation. Given that the results from the test work were inconclusive, and considering the relative amount of oxide resource available, the plans for an integrated wash-plant and oxide and sulphide milling circuit were put aside in favour of a milling and carbon-in-leach (CIL) circuit to treat predominantly sulphide, and remnant oxide material.

Until the closure of the Project in 2009, mining operations extracted 8.8 (Mt) of ore from four areas, TAP AB (pits 1, 2, and 3), TAP C, TAP D, and Urucum. Total gold production from the heap leach operations was approximately 316,000 ounces of gold.

In 2010, Beadell Resources Ltd (Beadell), through Beadell Brasil, a wholly owned subsidiary, acquired the Project and commenced construction of a CIL plant to augment the existing process infrastructure. Mining and stockpiling of ore commenced in 2011 and the CIL plant was commissioned in November 2012. Beadell upgraded the plant from 2018 to 2019 including a ball mill, pre-leach thickener, leach tank, and oxygen plant.

Great Panther acquired the Project in March 2019 and holds a 100% interest.

Geology and Mineralization

The mineralization at the Tucano Gold Mine occurs in a series of deposits over a seven-kilometre strike length associated with a north-south trending shear zone. The shear zone is hosted by the Proterozoic aged Vila Nova greenstone belt and occurs near the contact of a large dominantly clastic sedimentary package to the southwest and amphibolitic package to the northwest. The greenstone belt has been extensively intruded by younger mafic to felsic intrusive bodies.

The mineralization trend is coincident with a north-south line of topographic ridges. From south to north, these deposits have been named TAP A, B, C, and Urucum. TAP D is a separate structure in the west. Higher grades are associated with the more intensely hydrothermally altered iron formations and iron rich carbonate units bounding and intercalated with them.

Deep weathering is present in most of the deposits with high grade mineralization extending to near the surface as a layer of ‘colluvium’ several metres thick. Gold mineralization can be

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found in the fresh rock at depth, in the saprolite zone created by in-situ weathering of the underlying rocks, and in colluvial deposits.

Sulphide zones lie as bedding parallel sheets in steep dipping, either east or west, limbs of folded BIF / chemical sedimentary packages. Higher grade zones show plunges, dominantly to the north that follow shear plane foliation, often crosscutting stratigraphy. Outside the shears and faulted zones, host rocks are poor in sulphide and gold. The accumulation of auriferous massive and/or disseminated sulphides in zones of fractures and folds, and forming plunging mineralized shoots, often crossing lithological contacts, suggests an epigenetic event.

Exploration Status

Regional exploration programs were undertaken by BHP Minerals and AngloAmerican / AngloGold Ashanti in the mid to late 1990’s and in 2000. These were extensive aerogeophysical surveys combined with regional stream and soil geochemistry programs. The geophysical database is excellent at a regional scale however the geochemical surveys suffered from limitations in the gold detection levels and QA/QC issues. The data also suffers from the absence of ICP multi-element analyses which were not routine at the time.

Previous operators of the Tucano Mine focused on near mine exploration programs, towards identifying and delineating mineralized gold zones for subsequent production activities. Additional regional exploration activities have been carried out elsewhere on the property to evaluate selected exploration targets, but these were localised and generally driven by the need to report exploration data for reporting, to maintain the areas.

In 2020 Great Panther has made significant progress in defining a regional exploration strategy and has identified high potential exploration corridors for follow-up. It is re-evaluating known exploration targets using a combination of the regional aero geophysics and new multi-element geochemistry surveys. These are being prioritized and will be a focus of exploration in 2021.

To ensure that the exploration potential of the belt is evaluated in an efficient manner an exploration strategy has been developed built on 4 pillars that will be carried out in parallel, ensuring focus and efficiency. This is described in Chapter 9.

Mineral Resources

The Mineral Resources for the Tucano Gold Mine (Table 1-1) include contributions from four deposits as well as material contained within various stockpiles present throughout the Tucano Gold Mine property. The Mineral Resources from these four deposits are composed of

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mineralized material that is envisioned to be extracted by both open pit and underground mining methods. Gold mineralization is contained within oxidized lithologies as well as their fresh, un-weathered equivalents.

Updated grade-block models were prepared by Great Panther for the open pit component of the Urucum deposit. RPA updated the open pit and the underground component of the TAP AB deposit incorporating of the 2020 exploration drilling program. In both cases, the topography that was current as of September 30, 2020 was used. The underground component of the Mineral Resource estimate for the Urucum North deposit was not modified as no new data is available. The impact of a slightly deeper open pit and Crown Pilar were included but did not materially affect the Mineral Resource.

Mineral Reserves

The Mineral Reserve estimate for the Tucano Gold Mine conforms to the CIM (2014) Definition Standards as incorporated by reference into NI 43-101. To convert Mineral Resources to Mineral Reserves, Great Panther applied modifying factors of dilution and mineral extraction to only the Measured and Indicated categories of the Mineral Resource. Inferred Mineral Resources are not included in the Mineral Reserves. The Mine consists of both open pit and underground Mineral Resources for which Mineral Reserves have been independently estimated.

The Mineral Reserve statement for the Tucano Gold Mine is presented in Table 1-2. The open pit estimate is based on the newly developed 2020 resource block models as described in Section 14. This Mineral Reserve estimate includes open pit mining in Urucum, TAP AB, Urucum East, and Duckhead and underground mining in the Urucum deposit.

Mining Method

Open Pit Mining

The Mine is an established open pit mining operation comprising three open pits, Urucum, TAP AB, and Duckhead.

Mine production within the presently developed LOM pits is the responsibility of a mining contractor, U&M, and utilizes conventional earthmoving equipment with drill and blast, load and haul operations. The mined ore is blasted in four metre benches with backhoe excavators loading ore and waste into off-highway dump trucks. Mined ore is either temporarily stockpiled or fed directly to the crusher.

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Underground Mining

In 2019, RPA reviewed the AMC PFS, and made adjustments to allow for higher metal prices and exchange rate difference. Great Panther has not made any further adjustments to the study and the details below for the underground mining project have not been altered since the updates by RPA in 2019.

The underground mine project is located below the Urucum North open pit. Access would be via a portal located at the north end of the Urucum North pit. The mine layout is based on the following criteria:

•	Twin declines accessing the north and south parts of the orebody.
•	Portal situated on the north side of the Urucum North open pit.
•	North and south exhaust ventilation raises.
•	20 m sublevel interval.
•	Stopes accessed by a footwall drive and crosscuts on every sublevel.
•	Decline development initiates in Year 1.
•	Mine plan targets Measured, Indicated, and Inferred Mineral Resources down to 500 mRL (750 metres below sea level (mbs)).

Geotechnical data from an infill drill program below the Urucum North Pit indicates that the ground conditions at the Urucum North are suitable for open stoping mining methods. Furthermore, stopes measuring 50 m in length and 20 m in height will be feasible. It will be possible to mine multiple benches simultaneously in the same ore block. As the ore loads are steeply dipping and relatively narrow, they are suitable for a longitudinal version of longhole open stoping.

Up-hole retreat will be used in the upper levels of the northern part of the mine. This method permits ore production to commence early in the LOM schedule because mining proceeds in a top-down sequence. Moreover, it can achieve high rates of production as backfill is not required in the mining cycle. A disadvantage of the method, however, is that it requires leaving rib pillars for supporting the sidewalls, which results in an 86% ore recovery.

Conventional Avoca will be used for mining the remainder of the orebody. It permits high ore recovery as it does not require leaving pillars along strike. A pastefill plant will not be needed as the method uses rockfill for backfilling. The Tucano Mine site has an abundance of stockpiled waste from open pit mining available as a source of rockfill.

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Sill pillars will be left between ore blocks to permit simultaneous production in multiple mining fronts. These pillars will be partially recovered (estimated at 65% recovery) towards the end of the mine life using Up-hole retreat. As additional information about the resource is acquired, it should be possible to reposition some of the sill pillars in low-grade zones.

The mine design uses a 20 m sublevel interval. This sublevel interval favours accurate drilling of longholes, which will help minimize dilution. The ore drives will be 5 m high; consequently, the typical height of an Up-hole Retreat stope or Avoca bench will be 15 m. A minimum mining width of 2.0 m has been assumed. With skin dilution of 0.5 m from each of the footwall and hanging wall, the actual minimum stope width will be 3.0 m.

The design of the declines allows the mobile equipment to access each of the production levels. Footwall drives and crosscuts on the sublevels provide access to the stopes. The cross-sectional dimensions of the declines and crosscuts will be 5.0 m high x 5.0 m wide, which is adequate for accommodating Volvo AD35 articulated trucks. The ore drives will have a cross-section of 5.0 m high x 4.0 m wide, which is enough for 10-tonne-capacity LHDs as well as the proposed production drill. The trucks will not enter the ore drives.

The following assumptions, based on industry benchmarks, were used to determine the production and development rates and schedules:

•	Decline and crosscut advance of 140 m/month.
•	Ore drive advance of 60 m/month.
•	Production rate from stoping of 10,000 t/month for both Up-Hole retreat and Conventional Avoca.
•	Backfilling rate of 12,000 m3 per month per stope for Conventional Avoca.

The schedule is based on operating three development jumbos and two LHDs for both the north and south declines. The annual ore production tonnages vary depending on the number of production fronts that are available in any given year.

Mineral Processing

The existing Tucano Mine gold processing plant was designed by Ausenco. After approximately four years of operation, an expansion was planned as part of the original Definitive Feasibility Study (DFS) to install a 3 MW ball mill. This new secondary grinding mill, alongside the 7 MW single stage SAG mill, was installed in order to maintain 3.4 Mtpa throughput capacity treating 90% of the much harder sulphide ore type.

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The plant flowsheet was modified in 2018 to deal with the harder sulphide ore type and the key features of these flowsheet changes are as follows:

•	An additional 6 MW ball mill to increase original Ausenco design capacity to 3.6 Mtpa and potentially obtain a finer product size of 80% < 75 μm at a higher proportion of sulphide ore to increase cyanide leach gold recovery and kinetics. Completed in September 2018.
•	A pre-leach thickener to allow effective operation of the hydrocyclones which in turn provides higher leach feed pulp % solids. The change in philosophy from the originally proposed tailings thickener to a pre-leach thickener is explained further below. Completed in September 2018.
•	Additional leach residence time by adding one additional pre-leach tank to allow for the higher proposed plant capacity. Completed November 2018
•	In November 2018, an oxygen plant was added to the CIL as proposed by Ausenco. An additional Liquid Oxygen plant was added in April 2019

At a plant throughput of 450 tonnes per hour and a slurry density of 45% solids, a total volume of 17,200 m3 is required to provide a leach residence time of 24 hours. The previous CIL provides 15,400 m3; therefore, one additional leach tank, 15 m x 15 m was required. The new tank was located ahead of the existing CIL tanks and used for pre-leaching. This allows a major proportion of gold to go into solution before the resultant pregnant solution comes into contact with the carbon, this speeds up adsorption kinetics.

As outlined above, the commissioning of the new oxygen plant was completed in April 2019, which resulted in a consistent increase of gold recoveries to an average of 92.2% from May 2019 to September 2020.

Project Infrastructure

Infrastructure at the Mine site includes a central administration building and medical facility, offices (mining, geology, survey, mining engineering, supply, environment, and safety), core shed, nursery, light and heavy equipment workshops, warehouse storage facilities, tire shop, refuelling and washing bays, fire-fighting systems, and explosive magazines. The Project also encompasses a CIL gold plant with administration buildings, workshop, a power generation and distribution facility, security office, sample preparation and assay laboratory, storage area, and a reagent preparation facility. Mine contractors have separate facilities.

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The Mine is connected to the national electrical grid by a 69 kilovolt (kV), 20 megavolt-ampere (MVA) power line via Companhia de Eletricidade do Amapá (CEA), the local supply authority. Due to concerns over line stability, this currently supplies 11MW to the site. Power is also provided by an independent 11 MW continuous rated Aggreko diesel-powered generation system. Water is provided from recycled process water and water storage dams.

The Mine currently employs a total of 1,471 persons, of whom 431 are Great Panther employees and 1,040 are contractors. Approximately 99% are Brazilian nationals with the majority of the workforce from local towns in proximity to the mine. Accommodations for staff members are provided by a camp located two kilometres from the plant which is capable of housing 142 persons.

The plant contains the mechanical treatment (crusher, mill, and thickener) and chemical process (CIL, detox, oxygen plant, elution) areas. The other major infrastructure buildings include the reagents storage warehouse, reagents preparation plant, chemical laboratory and process laboratory, tailings dam and power distribution system. The main administration area includes maintenance (electrical and mechanical) workshops, mine administration facilities, technical services offices, stores warehouse, core yard, mess facility, and medical centre.

Market Studies

Approximately 70% of the doré is shipped to Asahi, Canada and 30% to Metalor, Switzerland. The current refining contract with Asahi is valid until the end of December 2021. The refining contract with Metalor is managed through Samsung C&T U.K and is valid until the end of December 2021.

Brinks is the designated company to transport the doré from the Tucano Mine to the refining facilities. The title change for each shipment occurs typically at the Brampton, Ontario refinery with Asahi, and Sao Paulo airport for Samsung (Metalor).

The terms and conditions of refining and transportation agreements are considered to be within industry norms. There is some variation in costs depending on the amount of ounces per shipment so an average has been used. The refining process and sampling is supervised by an independent service provider, which includes the analysis of samples from the service provider’s certified laboratory, to ensure quality standards and accuracy of information are met and maintained consistently.

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Penalties are applied in the refining contract for any impurities, but these are rare occurrences, and the penalties are not excessive. The main impact comes from the delay in final payments due to higher sample analysis turnaround time, as a result of a higher number of samples required from the special melt shop.

Environmental, Permitting, and Social Considerations

All licences required by various government agencies covering the operation of the Tucano Gold Mine, mill, and processing plant and TSFs in operation or under construction have been obtained. Further permitting will be required with the expansion of existing TSFs as described in Section 18.

The complete environmental studies, permitting, and social or community impact was carried out by SRK Consultants, in 2011, for the Operating Licence issued by the State Secretariat of Environment, Amapá (SEMA) to operate a SAG mill/CIL processing plant. The Operating Licence requires renewal in 2021, at least 120 days prior to its expiry date of November 9, 2021.

The Mine has been actively engaging with the local communities to create and to maintain mutually beneficial relationships by understanding and optimizing the positive influence the Mine can have on regional development. The Mine’s community relations personnel implemented broad stakeholder engagement and social investment programs that focused on three main areas: socio-economic development, public health and safety, and education.

Groundwater and surface water monitoring is performed through field checking of daily monitoring activities and collection of samples for chemical analysis at Great Panther’s facilities. There are also monthly, quarterly, and half-yearly sample collections as required by environmental agencies, which are required to be sent to a certified external laboratory.

As part of the requirements of its Operation Licence, the Mine annually contributes capital to the Social and Environmental Compensation Funds of the local municipalities of Pedra Branca and Serra do Navio. A council formed by representatives of the communities, City Hall, City Council, and the company reviews and analyzes the programs that will be executed under these agreements in their respective communities.

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Capital and Operating Cost Estimates

The Tucano Mine is a producing mining operation. As such, the mine capital cost for the LOM is estimated to total US$59.8 million. The open pit capital is US$9.5 million, and the underground capital is US$50.3 million.

The open pit capital cost includes tailings dam expansion, new primary crusher, contractor shop improvements, power line, plant improvements, environmental improvements, closure cost, fire safety system, and others.

The Urucum North underground mine capital cost includes surface and underground infrastructure. Surface infrastructure includes portal preparation, surface exhaust fans, change rooms, offices, surface workshop, water supply, fuel storage, surveying and engineering equipment, first fills, raise boring, and contingency. Underground infrastructure includes ladderways, electrical equipment, power supply and distribution, mine dewatering and water supply, compressed air, refuge chambers, fire detection and suppression equipment, leaky feeder communications system, mine rescue equipment, auxiliary ventilation fans and regulators, and underground workshops. In addition, capital lateral development is included which totals US$20 million over the LOM.

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2 Introduction

The purpose of this Technical Report (Technical Report or report) is to support disclosure of the Mineral Resource and Mineral Reserve estimates for the Tucano Gold Mine, located in Amapá State, Brazil, as of September 30, 2020. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

The last technical report for the Tucano Gold Mine was filed on March 25th, 2020 and was prepared by Roscoe Postle Associates Inc. (RPA), now part of SLR Consulting Ltd (SLR) (RPA Report: Technical Report on the 2019 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapa State, Brazil). The effective date of the Mineral Resource and Mineral Reserve estimates in the RPA Report was September 30, 2019.

This Technical Report, prepared by Great Panther Mining Limited (Great Panther Mining or GPR), presents an updated Mineral Resource and Mineral Reserve estimates incorporating drilling carried out since September 2019. Within this Technical Report, Great Panther Mining also presents an update of key factors related to the operational and geologic aspects of the Tucano Gold Mine and its significant exploration tenement portfolio.

The effective date of the Mineral Resource and Mineral Reserve estimates is September 30, 2020.

Great Panther Mining is a Canadian gold mining, development, and exploration company which owns the Tucano Gold Mine, located in Brazil, and the Guanajuato Mine Complex and the Topia Mine located in Mexico. Great Panther also owns the Coricancha Project in Peru. The common shares of Great Panther are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol GPR in Canada and GPL in the USA. Great Panther acquired the Tucano Gold Mine in March 2019 and holds a 100% interest in the Tucano Gold Mine.

The Mine is a well-established open pit mining operation comprising four open pits, Urucum, Urucum East, TAP AB, and Duckhead. Mine production to date has been sourced from all deposits except Urucum East. As of December 31, 2020, the Mine has produced a total

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of approximately 1,421,625 ounces of gold since commencing operation in 2005. As well as the openpits, the Tucano Mine includes an underground mine project (the Project) which is located below the Urucum North open pit.

The effective date of the Mineral Resource and Mineral Reserve estimates is September 30, 2020.

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SOURCES OF INFORMATION

Except as noted below, this Technical Report was prepared by Great Panther Mining Qualified Persons (QPs or Great Panther QPs). None of the Great Panther QPs are independent within the meaning of NI 43-101.

RPA was retained to update the Mineral Resource estimate for TAP AB. The updated Mineral Resource was then used by Great Panther Mining to update the Mineral Reserve estimate for TAP AB.

SPDM Mining Consulting Ltda, of Belo Horizonte, Brazil, under the supervision of Great Panther QPs generated new mineralization wireframes at 0.3g/t Au and modelled the late-stage pegmatite intrusions for the Urucum deposit. After validation by Great Panther QPs, these wireframes were used by Great Panther QPs to update the Mineral Resource and Mineral Reserve estimates for Urucum.

For Great Panther Mining;

•	Mr. Neil Hepworth, C. Eng., Chief Operating Officer, is responsible for Section 15, 16, 18, 19, 20, 21 and 22.
•	Mr. Fernando Cornejo, M.Eng., P.Eng., Vice President, Operations Brazil for Sections 13 and 17.
•	Mr. Nicholas Winer, FAusIMM, Vice President Exploration for Sections 4, 5, 6, 9, 10 and 23 and co-responsible for Sections 11, 12 and 14.
•	All authors above share responsibility for Sections 1, 2, 3, 24, 25, 26 and 27 of the Technical Report.
•	Mr. Carlos Pires, MAusIMM, CP, Master Geologist specialized in Resource estimation at the Tucano Gold Mine, for Sections 11, 12 and 14 and related disclosure in Sections 1, 25, 26, 27.

The documentation reviewed, and other sources of information, are listed at the end of this Technical Report in Section 27 References.

The dates of each of the Great Panther QP’s most recent personal inspection of the Tucano Gold Mine (site visits) were as follows:

• Mr. Neil Hepworth - Two weeks ending October 29, 2020

• Mr. Fernando Cornejo - Three weeks ending October 29, 2020

• Mr. Nicholas Winer - 10 days ending December 10, 2020

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• Mr. Carlos Pires - is a senior employee of the Tucano Gold Mine based on-site

RPA, now part of SLR Consulting Ltd., visited the site and prepared the Mineral Resource estimate for TAP AB open pit and underground resources:

•	Mr. Reno Pressacco, M.Sc.(A), P.Geo., Principal Geologist, visited the Tucano Gold Mine from September 15 to 21, 2019. He is responsible for Sections 7 and 8 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.
•	Mr. Tudorel Ciuculescu, M.Sc., P.Geo., Consultant Geologist, has not visited the site. He is responsible for portions of Section 14 pertaining to the TAP AB Mineral Resource estimate and related disclosure in Sections 1, 12, 25, 26 and 27 of the Technical Report.

RPA was retained to update the estimation of the TAP AB deposit, incorporating new drilling results since September of 2019 given the material importance of these results on the Resource estimates and RPA’s knowledge of the deposit as they had prepared the 2019 Mineral Resource and Mineral Reserve estimations for TAP AB. Mr. Reno Pressacco, M.Sc.(A), P.Geo, Principal Geologist, visited the site from September 15 to 21, 2019.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

μm	micron	kVA	kilovolt-amperes
μg	microgram	kW	kilowatt
a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
R$	Brazilian real	L/s	litres per second
Btu	British thermal units	m	metre
°C	degree Celsius	M	mega (million); molar
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	MASL	metres above sea level
cm	centimetre	m3/h	cubic metres per hour
cm2	square centimetre	mi	mile
d	day	min	minute
dia	diameter	μm	micrometre
dmt	dry metric tonne	mm	millimetre
dwt	dead-weight ton	mph	miles per hour
°F	degree Fahrenheit	MVA	megavolt-amperes
ft	foot	MW	megawatt
ft2	square foot	MWh	megawatt-hour
ft3	cubic foot	oz	Troy ounce (31.1035g)
ft/s	foot per second	oz/st, opt	ounce per short ton
g	gram	ppb	part per billion
G	giga (billion)	ppm	part per million
Gal	Imperial gallon	psia	pound per square inch absolute
g/L	gram per litre	psig	pound per square inch gauge
Gpm	Imperial gallons per minute	RL	relative elevation
g/t	gram per tonne	s	second
gr/ft3	grain per cubic foot	st	short ton
gr/m3	grain per cubic metre	stpa	short ton per year
há	hectare	stpd	short ton per day
hp	horsepower	t	metric tonne
hr	hour	tpa	metric tonne per year
Hz	hertz	tpd	metric tonne per day
in.	inch	US$	United States dollar
in2	square inch	Usg	United States gallon
J	joule	Usgpm	US gallon per minute

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k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	wt%	weight percent
km2	square kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
kPa	kilopascal

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3 Reliance on Other Experts

For certain Items in this Technical Report (described below), the Great Panther Qualified Persons have relied on a report, opinion, or statement of another expert who is not a Qualified Person, or internal information provided by Great Panther personnel. In each case, the Qualified Persons disclaims responsibility for such information to the extent of his reliance on such reports, opinions, or statements.

This Technical Report has been compiled in-house by Great Panther personnel, under the supervision of the Great Panther Qualified Persons. The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing this Technical Report and assumptions, conditions, and qualifications as set forth in this report.

Legal Status & Mineral Tenure

For the description of the “Mineral Tenure” contained in section 4 of this Technical Report and the related portions of section 1, Mr. Nicholas Winer, the Qualified Person for section 4 of this Technical Report, has reviewed property title records or mineral rights for the Tucano Mine and opinions prepared by the Company’s third-party legal counsel as of April 27, 2020 and on this basis confirms title of the Tucano Mine tenement portfolio as more particularly described in section 4.

Environmental/Permitting Matters

For sections 4 and 20 of this Technical Report and the related portions of section 1, the Great Panther Qualified Persons for sections 4 and 20 of this Technical Report, have relied upon the work of Tucano staff from the Health, Safety, and Environment department who are not “qualified persons” within the meaning of NI 43-101 but who have relevant experience in field of interest, specifically concerning certain of the environmental and permitting matters relevant to this Technical Report. Environmental and permitting matters have been summarized from various audits and reviews, and opinions provided by Tucano staff to the effective date of this Technical Report.

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4 Property Description and Location

Location

The Tucano Mine is located in Amapá State, Brazil, at latitude 0.85°N and longitude 52.90°W, approximately 200 km from Macapá, the state capital, and is accessible via the Brazilian federal highway BR-210, or chartered aircraft (Figure 4-1).

Mineral Tenure

The Tucano Mine tenement portfolio is comprised of a key block of 39 mineral rights, concessions and leases totalling 197,283 ha. (Figure 4-2) A key part of the package of tenements is the approximately 140,000 ha contiguous tenement block, 100% controlled by Great Panther, that covers approximately a 90km long section of the Vila Nova Greenstone Belt, centred around the Tucano Mining Licence. In addition to the Mining Concession (851.676/1992) the Tucano Mine also has a Mining Concession Application (850.865/1987) and a Mining Lease (858.079/2014).

A summary of the various mineral rights in the portfolio, in addition to a listing of the situation, expiry date and payments required to maintain the mineral rights in good standing is provided in Table 4-1. For simplicity the tenements have been classified as Mining Licence or a Mining Licence application, active Exploration Licences, active Exploration Licence with partial or final exploration report awaiting approval by the mining authorities and applications for Exploration Licences.

Mining Licences do not have an expiry date provided that the Licence is compliant with relevant regulations. Exploration Licences are awarded for 3 years and a request to extend for a further 3 years may be granted if justified by a “Partial Exploration Report”. At the end of the second phase of exploration, a Final Exploration Report must be submitted. If this includes a resource estimate and preliminary economic assessment that is approved by the mining authorities, the title holder may apply for a Mining Licence. In all cases in which the mining authorities are nalysing the Exploration Reports, the exploration permit timeline is suspended until approval of the report is published in the government gazette.

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The Tucano Mine has a further 5 concessions or applications with rulings by the mining authorities, that are being appealed. These 5 concessions under appeal are not key to the Tucanos operations or exploration.

In addition, Tucano has an agreement with Zamin for the exploration of gold within Zamin mineral rights. These mineral rights are held by Zamin for iron ore and border, to the south, the Tucano Mining Licence. In 2017, Zamin entered into receivership and Tucano is awaiting clarification of its rights.

The Tucano mine controls 100% of the tenements listed in Tables 4-1, except for;

•	the Mining Lease in association with Zamin where the Tucano Mine has 100% title to gold while Zamin maintains rights to iron ore, and
•	one tenement in the name of Marina Norte Empreendimentos de Mineração S.A (Marina Norte), which is not part of the key exploration block, where the Tucano Mine controls 49% of Marina Norte.
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FIGURE 4 - 1 LOCATION MAP

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
TUCANO GOLD MINE
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
VENEZUELA
GUYANA
SURINAME
French Guiana
COLOMBIA
BRAZIL
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
Caracas
Port-of-Spain
Georgetown
Paramaribo
Cayenne
Bogota
Boa Vista
Macapa
Belem
Manaus
Santarem
Sao Luis
Fortaleza
Teresina
Natal
Joao Pessoa
Recife
Maceio
Aracaju
Salvador
Palmas
Porto Velho
Rio Branco
Cuiaba
Brasilia
Goiania
Belo Horizonte
Vitoria
Campo Grande
Sao Paulo
Rio de Janeiro
Curitiba
Florianopolis
Porto Alegre
Asuncion
La Paz
Montevideo
Buenos Aires
Santiago
March 2020
0 200 400 Kilometres
0 200 400 Miles
N
Figure 4-1
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Location Map
December 2020
Source: Great Panther

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FIGURE 4 - 2 MINERAL RIGHTS HOLDINGS

Tartarugalzinho insert
858019/2012
858032/2012
858002/2016
851770/1994
855033/1994
858062/1999
858060/2014
858020/2018
858001/2015
850868/1987
858078/2009
858076/2009
858022/2014
858091/2013
858100/2014
851676/1992
850865/1987
858124/2013
858007/2018
858000/1998
858008/2018
858010/1999
852730/1993
858263/1998
858029/2013
858010/2010
858082/2017
858019/2018
858077/2009
858264/1998
858098/2014
858018/2018
858079/2017
858081/2014
858054/2004
Tenement Status
MINING LICENSE
MINING LICENSE APPLICATION
POSITIVE EXPLORATION REPORTS WITH REQUESTS FOR MINING LICENSES
ACTIVE EXPLORATION LICENSES REQUIRING WORK PROGRAMS
EXPLORATION LICENCES WITH POSITIVE EXTENSION REPORTS SUBMITTED
EXPLORATION LICENSE APPLICATION
APPLICATION OR BIDS AWAITING ANM DECISION: LIKELY TO BE GRANTED
0 5 10 20 30 40 50
Kilometers
Figure 4-2
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Mineral Tenement Status
December 2020
Source: Mina Tucano Ltda

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TABLE 4 - 1 GREAT PANTHER MINERAL TENURE

Great Panther Mining Limited - Tucano Gold Mine

Process Number	Title Holder \ Applicant	Area (ha)	Phase	Annual Rent (USD)	End Date*
ACTIVE MINING LICENSES OR MINING LICENSE APPLICATION
851.676/1992	Mina Tucano Ltda.	3971	Mining License
850.865/1987	Mina Tucano Ltda.	6112	Application for Mining License
858.079/2014	Zamin Amapá Mineração S.a.	150	Mining License Lease
POSITIVE EXPLORATION REPORTS WITH REQUESTS FOR MINING LICENSES
858.263/1996	Mina Tucano Ltda.	9691	Exploration: Final Report - Request for Mining License
858.000/1998	Mina Tucano Ltda.	7884	Exploration: Final Report - Request for Mining License
858.078/2009	Mineracao Serra da Canga Ltda.	9823	Exploration: Final Report - Request for Mining License
858.010/2010	Mineração Vale dos Reis Ltda.	290	Exploration: Final Report - Request for Mining License
858.124/2013	Tucano Resources Mineracao Ltda.	5813	Exploration: Final Report - Request for Mining License
ACTIVE EXPLORATION LICENSES REQUIRING WORK PROGRAMS
858.082/2017	Tucano Resources Mineracao Ltda.	1038	Exploration: 1st Phase	$784	28/06/2022
858.095/2017	Tucano Resources Mineracao Ltda.	644	Exploration: 1st Phase	$486	28/06/2022
858.007/2018	Tucano Resources Mineracao Ltda.	9992	Exploration: 1st Phase	$7,547	28/06/2022
858.008/2018	Tucano Resources Mineracao Ltda.	5148	Exploration: 1st Phase	$3,888	28/06/2022
858.018/2018	Tucano Resources Mineracao Ltda.	2527	Exploration: 1st Phase	NA	21/03/2022
858.019/2018	Tucano Resources Mineracao Ltda.	3736	Exploration: 1st Phase	$2,822	14/05/2022
858.020/2018	Tucano Resources Mineracao Ltda.	3452	Exploration: 1st Phase	$2,608	14/05/2022
858.076/2009	Mineracao Serra da Canga Ltda.	8807	Exploration: 2nd Phase	NA	31/10/2021
858.077/2009	Mina Tucano Ltda.	124	Exploration: 2nd Phase	$141	19/03/2023
858.029/2013	Tucano Resources Mineracao Ltda.	919	Exploration: 2nd Phase	$1,042	20/06/2022
858.098/2014	Tucano Resources Mineracao Ltda.	8006	Exploration: 2nd Phase	$9,079	08/09/2023
EXPLORATION LICENCES WITH POSITIVE EXTENSION REPORTS SUBMITTED
850.858/1987	Mineração Vale dos Reis Ltda.	5644	Exploration: 1st Phase Report submitted
858.054/2004	Mina Tucano Ltda.	971	Exploration: 1st Phase Report submitted
858.015/2012	Tucano Resources Mineracao Ltda.	8280	Exploration: 1st Phase Report submitted
858.032/2012	Tucano Resources Mineracao Ltda.	8476	Exploration: 1st Phase Report submitted
858.091/2013	Mina Tucano Ltda.	4469	Exploration: 1st Phase Report submitted
858.022/2014	Tucano Resources Mineracao Ltda.	9348	Exploration: 1st Phase Report submitted
858.080/2014	Mina Tucano Ltda.	4593	Exploration: 1st Phase Report submitted
858.001/2016	Mineracao Serra da Canga Ltda.	543	Exploration: 1st Phase Report submitted
858.002/2016	Tucano Resources Mineracao Ltda.	9408	Exploration: 1st Phase Report submitted
858.264/1996	Mina Tucano Ltda.	10000	Exploration Renewal Requested
EXPLORATION LICENSE WITH POSITIVE FINAL EXPLORATION REPORT
855.033/1994	Marina Norte Emp. de Mineracao S.a.	3260.5	Exploration Application
851.770/1994	Mineração Dórica Ltda.	4747	Exploration Application
858.062/1995	Mineração Tanagra Ltda.	8982	Exploration Application
858.100/2014	Mina Tucano Ltda.	1377	Exploration Application
858.079/2017	Tucano Resources Mineracao Ltda.	269	Exploration Application
858.099/2017	Tucano Resources Mineracao Ltda.	997	Exploration Application
AWAITING ANM DECISION: LIKELY TO BE GRANTED
852.730/1993	Mina Tucano Ltda.	5530	Bid on Zamin Mining License Reduction
851.771/1994	Mineração Dórica Ltda.	8750	Exploration Application - under appeal
858.010/1999	Mina Tucano Ltda.	8634	Bid on Zamin Mining License Reduction
858.081/2014	Tucano Resources Mineracao Ltda.	4875	Exploration Application - under appeal
* End Date includes extension period granted by the ANM in response to COVID19, all others depend time frames triggered by an ANM decision date.

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Surface Rights

During the Second World War, on September 13, 1943, President Getúlio Vargas enacted a Federal Decree (No. 5.812) in which, due to the specific strategic and regional economic development factors of the Territory of Amapa, all surface rights were declared to belong to the Brazilian federal government.

With the promulgation of the current Brazilian Constitution on October 5, 1988, Amapá was elevated to the category of State. This coincided with major federal government programs of land reform in which INCRA (National Institute of Colonization and Agrarian Reform), defined large areas for settlement and legalisation of surface rights of squatters.

Between 2000 and 2003, during the Feasibility Study (FS) phase of gold and iron ore mining, Mineração Pedra Branca do Amapari (MPBA), the controller of all tenements at that time, entered into an indemnity judicial agreement with thirty-two squatters/surface owners, for use and occupation of the surface for mining purposes. These agreements covered the entire area covered by the Brazilian Mineral Agency (ANM) Processes 851.676/1992 (current Tucano Mining Licence) and 851.730/1993, 858.010/1999, 858.079/2014 and 858.114/2004 (current Zamin mining Licences), as shown on Figure 4-3.

On October 2, 2006 Tucano was awarded the servitude (Concedida Servidão) for the surface rights of the Tucano Mining Licence (tenement 851.676/1992), including the mine area, stockpiles and waste dumps, tailing dams, processing plant, offices and facilities, exempt from onus and royalties to third parties.

At Urucum East there is a 155 ha property, "Retiro Antonio Ourives", (Figure 4-3), for which Great Panther has an agreement via contract, to carry out the 2020/21 exploration drilling programme.

The surface rights for five of the mineral rights concessions have been secured by agreement. These surface rights agreements are sufficient to cover the Tucano Gold Mine operations.

Regarding the other tenements, which are the subject of regional exploration, Great Panther has a procedure for negotiating lease and right of way contracts with the squatters, with

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remuneration and reimbursement objectives arising from possible interventions in the field due to the exploration activities.

FIGURE 4 - 3 SURFACE RIGHTS HOLDINGS

400.000
405.000
51°50'0"W
410.000
0°55'0"N
100.000
95.000
0°50'0"N
90.000
N
155ha property "Retiro Antonio Ourives", Interference with Urucum Leste Target
URUCUM
851.676/1992
TAP C
Great Panther has the surface right of those tenements, purchase by MPBA from 2000 to 2003.
DAM
PLANT
TAP AB
AIRSTRIP
Legend:
Au Mineralization
Mining Concessions
Landowner - Antônio Moreira de Abreu
851.730/1993
858.114/2004
DUCKHEAD
858.010/1999
858.079/2014
0 1 2 3 4 5
Kilometres
December 2020
Source: Great Panther

Figure 4-3

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

Surface Rights Holdings

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Royalties and Agreements

Tucano is subject to both federal and state royalties and other royalty agreements in relation to mineral product sales. In summary these are:

•	the Compensation for Exploitation of Mineral Resources (CFEM).
•	the Control, Monitoring, and Supervision of Research Activities, Mining, Exploration and Exploitation of Mineral Resources Fee (TFRM).
•	the Social and Community Development Funds.
•	a Commodities Royalty.

The CFEM is a federal royalty and is calculated over the amount of gross revenue obtained in the sale of mineral products. In respect to gold sales, Great Panther is liable to pay a royalty of 1.5% on gross revenue from production at Tucano. These royalties have been paid for 2020.

The TFRM is a royalty levied by Amapá State. The TFRM is currently calculated based on the grams of gold produced multiplied by the state index rate of Brazilian real (R$) 2.25 which is then multiplied by a factor of 0.4. Great Panther has recently finalized negotiations with Amapá State to reduce the factor applied to 0.1 for 2018 and 2019, and 0.25 for 2020 and beyond. The reduced factors have been approved by the authorities. Royalties have been paid for 2020.

The Social and Community Development funds have resulted from various agreements with Amapá State and the municipalities of Pedra Branca do Amapari and Serra do Navio which are located near Tucano.

Under the terms of the agreements, Great Panther will pay a maximum 1% royalty over the gross proceeds from gold sales from Tucano to support the socio-economic and community development of the municipalities of Pedra Branca do Amapari and Serra do Navio. The royalties due from 2019 were paid in the third and fourth quarters of 2020.

The Commodities Royalty is payable to the previous holders of 13 tenements acquired by Great Panther. The Commodities Royalty is levied at 0.75% of commodity sales revenue arising from those 13 tenements less transport and insurance expenses, and royalties payable. Mr.

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Winer, Vice President Exploration of Great Panther is a former partner of Mineracao Vale dos Reis and accordingly, if a Commodities Royalty becomes payable, Mr. Winer would be a recipient.

Environmental Liabilities

Tucano is an active mining operation centred in dense tropical rain forest located in Amapá State, Brazil, consisting of open pit operations, crushing, milling, and carbon-in-leach (CIL) processing that has a direct impact on the environment and the ecosystem of the region. The predominant impacts are on biological resources, air quality, noise and vibration, archaeology, hydrogeology, and hydrology (ground and surface water), and community stakeholders.

As is customary for mining operations, the Tucano Mine has liabilities associated with closure obligations. For a discussion of closure obligations and related costs, see section 20 of this Technical Report.

Permits and Other

All permits are in place for Tucano mining operations. The environmental and archaeological permits (discussed further in Section 20), have confirmed that all relevant monitoring and reporting to is being undertaken within the relevant legal framework and that Tucano is compliant in the areas of:

•	Characterization of flora and fauna.
•	Documentation and retrieval of archaeological artifacts.
•	Fauna monitoring programs.
•	Vegetation clearing and rehabilitation processes.
•	Dust, emissions, and noise control.
•	Control of drainage and erosion.
•	Monitoring of surface and ground water.
•	Classification and management of industrial solid and liquid wastes.
•	Environmental emergency plans
•	Details of funding for community development programs.
•	Positive impact on the state economy through employment.
•	Development of educational programs for the community.

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•	Support in maintaining local community infrastructure and services.

As is customary in the mining industry of Brazil and in accordance with federal law and the Tucano Mine’s approved Licence to Operate, the Tucano Mine uses cyanide in its production process as more particularly described in sections 13 and 17 of this Technical Report. In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to Mina Tucano Ltda.’s (“Mina Tucano”) employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Mina Tucano to pay compensation of approximately R$4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Mina Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Mina Tucano is in the process of appealing to a federal court. Mina Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at Mina Tucano’s operations and Mina Tucano complies with proper safety standards in the use and handling of cyanide in its operations. If Mina Tucano is not successful in its appeal, Mina Tucano may be forced to stop use of cyanide in its production process which would have a material impact on Mina Tucano’s operations and Mina Tucano would not be able to exploit the Mineral Reserves as currently envisioned in this Technical Report which assume processing with cyanide.

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5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Accessibility

The Tucano Gold Mine site is located approximately 200 km from Macapá. This road access comprises:

•	A sealed road for approximately 100 km, from the port town of Macapá to Porto Grande.
•	Unsealed road from Porto Grande to Pedra Branca do Amapari, approximately 75 km.
•	Unsealed road from Pedra Branca do Amapari to the site, approximately 17 km.

Travel from Macapá to Tucano takes approximately four hours by car during the dry season and up to six hours during the wet season, depending on the condition of the unsealed roads. The unsealed roads are passable all year around and no blockages are experienced, although delays can occur during road maintenance. The transport of personnel, bulk materials, fuel, and other supplies passes over various bridges on route to Tucano. These are mostly of wood construction and limited to a 45 t total load (carrier plus load). Most of the bridges have been upgraded recently, allowing for a reliable means of transport to the site.

Tucano is also serviced by a 1,100 m airstrip located approximately 800 m from the main gate. Charter flights from Macapá to Tucano take approximately 50 minutes.

The nearest accessible communities to Tucano are the towns of Pedra Branca do Amapari (10,000 inhabitants) and Serra do Navio (3,000 inhabitants) which are 15 km from Tucano and approximately 175 km and 200 km from Macapá, respectively.

Macapá has a population of approximately 500,000 inhabitants and lies along the equator on the north side of the Amazon River. The majority of the workforce are transported by bus from Serra do Navio, Pedra Branca, and other small surrounding communities. Professional staff commute from either Macapá or other cities in Brazil on a fly-in-fly-out (FIFO) basis.

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Physiography

Tucano is situated in the low hills to the north of the Amapari River valley in an area within tropical forest characterized by dense vegetation and trees above 50 m in height. The original heap leach pad and plant site were cut from the top of existing hills. The ground drops away quickly to the east of the process plant, first into the valley of Taperebá Creek and then into the valley of the William Creek. The Taperebá AB (TAP AB) pit complex is located on the left bank of William Creek while the Urucum pit is located on the right bank of William Creek, both are bounded on the east by some slightly higher hills. The process plant is located at an altitude of approximately 143 metres above sea level (MASL) while the adjacent William Creek valley is approximately 90 MASL. The hills behind the Tucano Gold Mine rise to a height of approximately 320 MASL.

Climate

The Tucano Gold Mine is located in an area considered to have an equatorial climate, typified by year-round high humidity and rainfall. The wet season occurs from January to June and is associated with frequent torrential rain events of long duration. Less rainfall is received during the remaining months, however, rainfall events are still frequent. Measurements of site rainfall over the last 10 years (2010 to 2019) show an average annual rainfall of 2,360 mm. Table 5-1 shows the monthly rainfall measurements for the 2008 to 2019 period. Figure 5-1 shows the monthly rainfall measurements for the 2014 to 2019 period. According to the Brazilian Water Agency (ANA), average monthly evaporation rates range from 800 mm (February to April) and 1,900 mm (August to October), with an annual evaporation of 1,424 mm.

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TABLE 5 - 1 MONTHLY RAINFALL FROM 2008 TO 2020

Great Panther Mining Limited - Tucano Gold Mine

Year	Jan (mm)	Feb (mm)	Mar (mm)	Apr (mm)	May (mm)	Jun (mm)	Jul (mm)	Aug (mm)	Sep (mm)	Oct (mm)	Nov (mm)	Dec (mm)	Total (mm)
2008	262	225	358	292	442	258	319	30	90	77	5	150	2507
2009	208	404	218	247	413	263	178	51	11	34	5	150	2181
2010	304	225	262	334	268	160	196	184	57	33	91	186	2300
2011	249	244	306	320	317	160	238	147	43	95	69	71	2257
2012	222	281	257	240	182	166	171	109	41	104	52	218	2043
2013	218	268	196	284	236	103	248	209	104	72	24	151	2115
2014	196	361	297	303	474	233	145	88	58	133	65	64	2417
2015	233	318	278	362	367	191	164	45	38	34	29	145	2204
2016	255	213	447	362	165	267	189	73	64	54	9	208	2306
2017	331	259	283	276	192	302	88	99	123	130	36	224	2343
2018	142	353	313	354	320	242	231	31	94	48	124	331	2583
2019	364	336	234	415	408	201	271	115	74	71	265	276	3029
2020	149	210	350	457	404	384	145	116	75	50	282	105	2728
Average	241	284	292	327	322	225	199	100	67	72	81	175	2386

FIGURE 5 - 1 MONTHLY RAINFALL FROM 2014 TO 2020

Great Panther Mining Limited - Tucano Gold Mine

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Infrastructure

Below is a brief description of the Tucano Gold Mine infrastructure. More detailed descriptions of the Mining support facilities, contractor facilities, water and power usage, communication, security, accommodation, and medical care, as well as tailings storage facilities, are discussed in Chapter 18.

Infrastructure at the Tucano Gold Mine includes a central administration building and medical facility, offices (mining, geology, survey, mining engineering, supply, environment, and safety), core shed, nursery, light and heavy equipment workshops, warehouse storage facilities, tire shop, refuelling and washing bays, fire-fighting systems, and explosive magazines (Figure 5-2). The Tucano Gold Mine also encompasses a carbon-in-leach (CIL) gold plant with administration buildings, workshop, a power generation and distribution facility, security office, sample preparation and assay laboratory, storage area, and a reagent preparation facility. Mine subcontractors have separate facilities. Site communication comprises private branch exchange (PBX) telephone systems and internet.

All installations are fenced and monitored by armed guards and cameras. The entrance to the Tucano Gold Mine is located at the main site access road. A 142-person accommodation camp is located near the access road to the Tucano Gold Mine. This camp is well equipped and includes a gymnasium, games room, laundry, and restaurant area.

A doctor works at the Tucano Gold Mine Monday to Thursday, while nurses are stationed on the site permanently. An established system is in place for emergency removal of personnel if required.

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FIGURE 5 - 2 SITE PLAN

ÁREA DE CONCESSÃO - PORTARIA DE LAVRA no. 73/2004
N
O Ponto de Amarração é na
confluência do Rio Amapari
com o Igarapé Sentinela
PA
E=419326.523
N= 72034.830
0 500 1000 1500 2000 2500
Metres

Figure 5-2

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Site Plan

December 2020

Source: Great Panther

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Water

Water for the Tucano Gold Mine is provided from water storage dams and recycled process water. Potable water is processed onsite through a potable water treatment plant, where it undergoes filtration and chlorination. The water is transferred from the potable water treatment plant into two potable water tanks.

Process water consists of recycled and other waste streams used in the process, including return water from the tailings storage facility (TSF).

Power

The Mine is connected to the national electrical grid by a 69 kilovolt (kV), 20 megavolt-ampere (MVA) power line via Companhia de Eletricidade do Amapá (CEA), the local supply authority. Due to concerns over line stability, this currently supplies 11MW to the site. Power is also provided by an independent 11 MW continuous rated Aggreko diesel-powered generation system.

Workforce

The Mine currently employs a total of 1,471 persons, of whom 431 are Great Panther employees and 1,040 are contractors. Approximately 99% are Brazilian nationals with the majority of the workforce from local towns in proximity to the mine. Accommodations for staff members are provided by a camp located two kilometres from the plant which is capable of housing 142 persons. Managers and professional staff either commute from Macapá, the state capital, or from other cities in Brazil on a FIFO basis.

Shift workers work a rotating eight-hour shift over a 24-hour period with a roster in days of 6 on 1 off, 6 on 2 off, or 6 on 3 off basis. Managers and professional staff either work a roster in days of 19 on, 9 off, or 5 on, 2 off. Expats work on a Fly-in Fly-out (“FIFO”) basis of six weeks on, three weeks off.

Commercial Resources and Services

Contracted services and the procurement of goods is managed by the site supply department. Also cleaning services are managed by the administrative department. Transport services are located in Pedra Branca do Amapari (buses) and light vehicles sourced from Goias state.

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Catering services are sourced from Pedra Branca do Amapari. Larger construction projects, such as the process plant and tails dam expansion, are contracted generally using companies based in Minas Gerais, Pará and Amapá. Great Panther has long term contracts with a number of service companies in Belo Horizonte, which is the hub for many mining industry services in Brazil, and others located in Rio de Janeiro, São Paulo, etc. The supply of materials is either directly out of Macapá or shipped in from other cities via the port of Belem, Pará, to the port of Santana located 10 km from Macapá.

Surface Rights

The surface rights for the Tucano Gold Mine operations are discussed in Section 4 and shown in Figure 4-3 of this Technical Report. The surface rights for five of the mineral rights concessions have been secured by agreement. These surface rights agreements are sufficient to cover the Tucano Gold Mine operations.

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6. HISTORY

Prior Ownership, Development and Production History

Anglo American Plc discovered a mineralized shear zone in 1994, undertook extensive exploration between 1995 and 2002, and through AngloGold, completed a FS of the oxide Mineral Resources in October 2002.

In May 2003, the Tucano Gold Mine was acquired by EBX Gold Ltd (EBX).  EBX carried out a FS for the oxide mineral resources and a Pre-Feasibility Study (PFS) for mining the sulphide mineralization.

In January 2004, the Tucano Gold Mine was acquired by Wheaton River Minerals Ltd. (Wheaton River) (which later was acquired by Goldcorp Inc (Goldcorp) in 2005).  Mine construction began in July 2004, with the first gold poured in late 2005.  The Tucano Gold Mine was later operated by Mineracao Pedra Branca do Amapari (MPBA), a company created in 2003 by EBX, as a heap leach operation until January 2, 2009, when it was placed on care and maintenance due to the inability to treat transition material (not fully oxidized) in the deeper portions of the pits.

Goldcorp sold the Tucano Gold Mine to Peak Gold Ltd. (Peak Gold) in April 2007. Peak Gold later merged with Metallica Resources Inc. and New Gold Inc. (New Gold) in June 2008.

The operation did not reach the predicted gold production due to issues related to the clayey nature of the saprolite mineralization.  In response, metallurgical test work was conducted during 2007 to investigate the potential improvements of installing a wash plant to remove fines and clays to improve heap percolation.  Given that the results from the test work were inconclusive, and considering the relative amount of oxide resource available, the plans for an integrated wash plant and oxide and sulphide milling circuit were put aside in favour of a milling and CIL circuit to treat predominantly sulphide, and remnant oxide, material.

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Until the closure of the Tucano Gold Mine in 2009, mining operations extracted 8.8 million tonnes (Mt) of ore from four areas, TAP AB (pits 1, 2, and 3), TAP C, TAP D, and Urucum.Total gold production from the heap leach operations was approximately 316,000 ounces.

In 2010, Beadell Resources Ltd. (Beadell), through Beadell Brasil Ltda (Beadell Brasil now known as Mina Tucano Ltda), a wholly owned indirect subsidiary, acquired the Tucano Gold Mine and commenced construction of a CIL plant to augment the existing process infrastructure.  Mining and stockpiling of ore commenced in 2011 and the CIL plant was commissioned in November 2012.  Beadell upgraded the plant from 2018 to 2019 including a ball mill, pre-leach thickener, leach tank, and oxygen plant.

On September 23, 2018, Great Panther Mining announced that it had entered into an Implementation Deed with Beadell to acquire all of the issued ordinary shares of Beadell by means of the Scheme, governed under the Australian Corporations Act 2001.  On March 5, 2019, the acquisition of Beadell was completed. Great Panther holds a 100% indirect interest in the Tucano Gold Mine via Beadell, which is now a wholly owned subsidiary of Great Panther.

A summary of the production history of the Tucano Gold Mine from 2005 to September 30, 2020 is presented in Table 6-1.

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TABLE 6 - 1 SUMMARY OF GOLD PRODUCTION

Great Panther Mining Limited - Tucano Gold Mine

Year	Company	Processing Method	Au (oz)
2005	Wheaton River / Goldcorp	Heap leach	24,715
2006	Goldcorp	Heap leach	84,212
2007	Goldcorp -> Peak Gold / New Gold	Heap leach	96,426
2008	New Gold	Heap leach	86,993
2009	New Gold	Heap leach	16,240
2010	New Gold-> Beadell	Heap leach	8,118
2011	Beadell	SAG/CIL FS	-
2012	Beadell	SAG/CIL Start up plant	1,108
2013	Beadell	SAG/CIL	175,990
2014	Beadell	SAG/CIL	156,582
2015	Beadell	SAG/CIL	123,027
2016	Beadell	SAG/CIL	145,870
2017	Beadell	SAG/CIL	129,764
2018	Beadell	Ball Mill/Thicker/SAG/CIL/ O2 Plant	123,296
2019	Beadell/Great Panther	Ball Mill/Thicker/SAG/CIL/ O2 Plant	123,867
2020	Great Panther	Ball Mill/Thicker/SAG/CIL/O2 Plant	125,417
Total			1,421,625

EXPLORATION

Exploration work at the Tucano Gold Mine by previous operators includes geological mapping, rock and soil sampling, ground and airborne geophysical surveys, petrophysics, and diamond drilling (DD) with detailed core logging.  The focus of the near mine exploration programs has been towards identifying and delineating mineralized gold zones within the mine sequence for subsequent production activities.  Additional regional exploration activities have been carried out elsewhere at the Tucano Gold Mine to evaluate selected exploration targets, but these were localised and generally driven by the need to report exploration data for reporting to meet tenement compliance requirements, for their potential of hosting new gold mineralized zones.  Most of the results of the exploration activities have been compiled into a digital database.  Most of the regional exploration data, dates back to the late 1990’s and 2000/2001. This includes aero-geophysical data and stream, soil and auger geochemistry described below.

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AIRBORNE MAGNETICS, RADIOMETRICS, AND DEM

The Tucano exploration tenement portfolio has been covered by an airborne magnetic, radiometric, and digital elevation model (DEM) survey conducted for previous operator, AngloGold in 1998. The survey was flown by LASA Engenharia e Prospecções S.A covered a total area of 10,377 km2 on 250 m spaced lines at an elevation of 100 m. Two areas; AP1 (Eastern Area) and AP2 (Western Area) were flown. In 2001, Spectrem Air Ltd. (Spectrem) conducted an airborne geophysics program for AngloGold involving magnetic, electromagnetic, radiometric, and DEM on 200 m spaced lines.

In 2004, CPRM - Serviços Geológico do Brasil (Geological Survey of Brazil) flew a government funded airborne magnetic, radiometric, and DEM survey covering the Araguari River Project area in Amapá State. The survey covered 10,872 km2 at an elevation of 110 m and a line spacing of 500 m. The 2004 program was conducted on the basis that geological characteristics indicated potential for gold, base metals (copper and others), and chromium.

During 2015, Beadell contracted Southern Geoscience Consultants (SCS) in Australia to merge and re- process both airborne and ground geophysical datasets.

For the airborne magnetic datasets, the AP1 survey was excluded as it was superseded by the higher resolution Spectrem survey.  The processing of the airborne magnetic datasets involved re-projection to a common SAD69 22N datum, re-gridding, merging, and filtering.

The merged total magnetic intensity (TMI) filters used included:

• Reduction to Pole (RTP).

• First Vertical Derivative (1VD).

• Analytical Signal (AS) of the TMI.

• Analytical Signal of the Vertical Integral (ASVI) of the TMI.

A total magnetic image (AS) from the SCS merged data along with the Tucano tenement outline is shown in Figure 6-1.  Banded iron formations (BIFs) and late cross cutting diorite dykes are shown as magnetic highs in red.

In 2015, SCS also merged all four datasets for the following radiometric elements; K, U, Th, and TC (total count) using a grid cell of 100 m for the Araguari dataset and a grid cell of 50 m

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for the others. K and U were not used from the Spectrem dataset due to an issue with the processing of these channels. Prior to merging, the data was scaled and levelled using a histogram approach.

AIRBORNE ELECTROMAGNETIC SURVEY

In January 2001, Spectrem flew an airborne electromagnetic (AEM) survey over the Amapá area for previous operator, AngloGold. A total of 4,601 acceptable line kilometres of data were collected on 200 m spaced lines before the bird (sensor) was lost and thus an estimated 750line kilometres were never captured. In addition to AEM, aeromagnetic, radiometric, and DEM data were also collected. A large number of good quality bedrock conductors were identified in the largely resistive environment. Most of these conductors seem to be due to carbonaceous units although many of those could also be ascribed to sulphide-rich horizons. A number of conductors, identified as BIFs with associated sulphides, are of interest as gold exploration targets. High conductivity-thickness product AEM anomalies with a magnetic association are probably indicative of pyrrhotite rich sulphide conductors.

The Spectrem data did not require levelling or filtering by SCS in 2015 as it was deemed to be of good quality.  The data was re-gridded to 40 m to improve image detail (Figure 6-2).

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FIGURE 6 - 1 AIRBORNE MAGNETIC DATA: ANALYTICAL SIGNAL IMAGE (AS)

360000
380000
52°0'0"W
400000
420000
120000
1°0'0"N
100000
80000
N
Mina Tucano Tenements
0 5 10 20 30 40 50
Kilometers
Figure 6-1
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Merged Airborne Magnetic Analytical Signal (AS)
December 2020
Source: Mina Tucano Ltda

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FIGURE 6 - 2 SPECTREM ELECTROMAGNETIC IMAGE

360000
380000
52°0'0"W
400000
420000
N
120000
1°0'0"N
100000
80000
Mina Tucano Tenements
0 5 10 20 30 40 50
Kilometers
Figure 6-2
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
SPECTREM
Electromagnetic Image
December 2020
Source: Mina Tucano Ltda

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GROUND GEOPHYSICS

In 2004, MPBA contracted Equipe AFC Geofísica Ltda to carry out ground geophysical surveys using the following methods, magnetometer, very low frequency (VLF), and induced polarization (IP) time domain over the TAP AB, TAP D, Urucum, Vila do Meio, and Urucum East projects.  The first stage of the geophysical survey included four lines ranging from 300 m to 800 m in length as a baseline against known mineralization at Urucum, TAP D, and TAP AB, which were already defined by drilling.

At Vila do Meio and Urucum East, only IP and magnetometer surveys were completed along eight lines for a total length of 6,100-line metres, and 8,350-line metres, respectively. At the first stage, spacing of the magnetometer readings was 10 m and IP dipole-dipole was arranged on a 25 m spacing on short lines up to 400 m in length with a combination of dipole and gradient array on the longer lines up to 800 m in length. At Urucum East and Vila do Meio, magnetometer reading spacing was at 25 m and IP dipole was at 50 m with some lines employing a combination of dipole and gradient array. Mineralization from all lines in Stage 1 orientation surveys was detected with IP. The magnetometer was excellent in defining the BIF. Conductors in areas without drill information were identified and flagged for follow-up work.

In 2015, SCS processed the ground magnetic data for Vila do Meio for Beadell with the aim to provide information in the Spectrem data gap area, however, the resolution of the image was considered poor.  It was recommended to close the reading spacing to 10 m to improve resolution.  A review of the ground IP dataset was not undertaken by SCS.

PETROPHYSICS

In 2016, Beadell contracted Western Geoscience Pty Ltd. to undertake physical property test work on selected drill cores from the Tucano Gold Mine. Results confirmed that pyrrhotite mineralization was of insufficient concentration to be conductive. IP surveys have been proposed to test targets in the Tucano trend for possible sulphide conductors at depth. Table 6-2 shows the test results of a sample of pyrrhotite rich ore from Urucum along with a photo of the core (Figure 6-3).

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TABLE 6 - 2 CONDUCTIVITY TEST RESULTS OF A SAMPLE OF PYRRHOTITE RICH CORE FROM URUCUM

Great Panther Mining Limited - Tucano Gold Mine

Id	No. reading	Grade (ppm Au)	CondS/m	MSus10-3
1	1		1,305.00	2.61
1	2		1,545.00	2.83
1	3		832.00	2.85
1	4		815.00	2.06
1	5		517.00	2.43
1	6		855.00	2.45
Average		48.1	978.17	2.54

FIGURE 6 - 3 PHOTO OF THE CONDUCTIVITY TEST SAMPLE

GEOCHEMISTRY

AngloGold conducted extensive soil sampling across the Tucano regional trend. Results indicated the presence of elevated gold values in the soils over many areas. Some of the elevated gold values required baseline levelling due to several methods of analysis and various detection limits being used during the surveys. Beadell assessed this data along with an interpretation of the geophysics and geological mapping as part of its exploration target generation and ranking review. Figure 6-4 shows the coverage of existing soil sampling and

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tenement status. It is evident that for many tenements, the first pass soil sampling remains to be completed. Beadell undertook soil sampling in its exploration tenements using 400 m spaced lines and 40 m sample intervals with infill sampling closing to 200 m spaced lines. Soil samples of approximately one kilogram were collected from the B soil horizon using a post hole digger to a depth of 30 cm to 50 cm.  Table 6-3 presents a breakdown of sampling work undertaken, by operator.

TABLE 6 - 3 NUMBER OF EXPLORATION SAMPLES COLLECTED BY SAMPLE TYPE AND COMPANY

Great Panther Mining Limited - Tucano Gold Mine

Company	Sample type	Number of Samples
Anglo Gold	Soil	78,134
Anglo Gold	Stream sediment	1,349
Anglo Gold	Rock chip	3,674
Beadell	Soil	3,907
Beadell	Stream sediment	263
Beadell	Rock chip	1,073

Table 6-3 indicates that the vast majority of geochemistry sampling was conducted by AngloGold in the late 1990’s and early 2000’s. This data has limited use as it consists of gold assays using the fire assay method, in some cases with a limited number of base metal values analysed individually using atomic absorption spectroscopy (AAS). At that time, the low cost, very low detection level, multi-element geochemistry analysis procedures common today and important for exploration in this type of highly weathered environment, were not available.

Beadell carried out an extensive program of stream sediment sampling in 2017 using a method of fine fraction (200 mesh) bulk leach extractable gold analysis.  Samples were collected at approximately 700 m spaced centres, typically one sample per tributary stream.  The sampling involved the collection of one composite of 35 sample points along a 100 m stretch of the stream collection point.  This method proved effective in identifying a large anomaly in the Serra da Canga East area and is now the subject of a follow-up exploration program. Figure 6-5 shows the extent of the Serra da Canga stream sediment anomaly.

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FIGURE 6 - 4 TENEMENT STATUS MAP SHOWING THE COVERAGE OF SOIL SAMPLING

Soil samples
Tucano Tenement Status
MINING LICENSE
MINING LICENSE APPLICATION
POSITIVE EXPLORATION REPORTS WITH REQUESTS FOR MINING LICENSES
ACTIVE EXPLORATION LICENSES REQUIRING WORK PROGRAMS
EXPLORATION LICENCES WITH POSITIVE EXTENSION REPORTS SUBMITTED
EXPLORATION LICENSE APPLICATION
APPLICATION OR BIDS AWAITING ANM DECISION: LIKELY TO BE GRANTED
0 5 10 20 30 40 50
Kilometers
N
360000
380000
52°0'0"W
400000
420000
440000
120000
1°0'0"N
100000
80000
60000
0°30'0"N
December 2020
Source: Mina Tucano Ltda
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Tenement Status with coverage of historical soil sampling

Figure 6-4

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FIGURE 6 - 5 SERRA DA CANGA EAST STREAM SEDIMENT ANOMALY

390.000 mE
395.000 mE
400.000 mE
405.000 mE
410.000 mE
415.000 mE
420.000 mE
425.000 mE
N
14 km
6 km
Legend: Au (ppb)
160 - 500
80 - 160
40 - 80
20 - 40
10 - 20
5 - 10

0
2
4
6
8
10
Kilometres

Figure 6-5

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Serra da Canga East
Stream Sediment Anomaly

March 2020

Source: AMC, 2018.

The regional exploration programs were undertaken by BHP Minerals and AngloAmerican / AngloGold Ashanti in the mid to late 1990’s and 2000/2001 included extensive aerogeophysical surveys combined with regional stream and soil geochemistry programs. The geophysical database is excellent at a regional scale however the geochemical surveys suffered from limitations in the gold detection levels and QA/QC issues. The data also suffers from the absence of ICP multi-element analyses which were not routine at the time.

Previous operators of the Tucano Mine focused on near mine exploration programs, towards identifying and delineating mineralized gold zones for subsequent production activities. Additional regional exploration activities have been carried out elsewhere on the property to evaluate selected exploration targets, but these were localised, and generally driven by the need to report exploration data for reporting to the mining authorities, to maintain the areas.

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In 2020 Great Panther made significant progress in defining a regional exploration strategy and has identified high potential exploration corridors for evaluation. It is re-evaluating known exploration targets using a combination of the regional aero-geophysics and new multi-element geochemistry surveys. These are being prioritized and will be a focus of exploration in 2021.

GEOLOGICAL MAPPING

The tenement package has been extensively mapped by MPBA and work continued under the direction of Beadell’s regional exploration team.  Outcrops are generally scarce, however, the composition of the soil and colluvium cover indicated underlying geology, which in conjunction with geophysics, aided in geological interpretation.  Mapping typically occurred in conjunction with soil sampling along defined sampling lines.

PREVIOUS MINERAL RESOURCE ESTIMATES

A detailed description of the Mineral Resource and Mineral Reserve estimates for the Tucano Gold Mine, as of June 30, 2017, is presented in Wolfe et. al. (2018) and can be found in summary form in the RPA Report. (2019)

A summary of the Mineral Resource estimates for the Tucano Gold Mine, as of September 30, 2019, is presented in Table 6-4.  A summary of the Mineral Reserve estimates for the Tucano Gold Mine, as of September 30, 2019, is presented in Table 6-5. A detailed description of the September 30, 2019 Mineral Resource and Mineral Reserve estimates can be found in the RPA Report. (2019). These estimates are superseded by the current estimates presented in Sections 14 and 15 of this Technical Report.

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TABLE 6 - 4 SUMMARY OF THE MINERAL RESOURCES AS OF SEPTEMBER 30, 2019

Great Panther Mining Limited - Tucano Gold Mine

Category	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Measured
Open Pit	1,775	1.76	100
Underground	-	-	-
Surface Stockpile	3,786	0.61	74
Total Measured	5,562	0.97	174

Indicated
Open Pit	4,521	2.32	338
Underground	3,399	4.1	448
Surface Stockpile	-	0	-
Total Indicated	7,920	3.09	786

Measured & Indicated
Open Pit	6,296	2.16	438
Underground	3,399	4.1	448
Surface Stockpile	3,786	0.61	74
Total Measured & Indicated	13,482	2.22	960

Inferred
Open Pit	18	3.21	2
Underground	11,646	2.16	810
Surface Stockpile	-	0	-
Total Inferred	11,664	2.16	812

Notes:

1.      CIM (2014) Definition Standards were followed for Mineral Resources.

2.      Mineral Resources are estimated at various cut-off grades depending on mining method and mineralization style.

3.      Mineral Resources are estimated using a long-term gold price of US$1,500/oz Au, and a US$/Brazilian real (R$) exchange rate of 3.8.

4.      A minimum mining width of 3 m was used for preparation of mineralization wireframes for the Urucum open pit and TAP AB open pit and underground Mineral Resources.

5.      Mineral Resources are inclusive of Mineral Reserves.

6.      Mineral Resource statements are prepared using constraining surfaces and volumes for open pit and underground Mineral Resources, respectively.

7.     Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.     Numbers may not add due to rounding.

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TABLE 6 - 5 SUMMARY OF THE MINERAL RESERVES AS OF SEPTEMBER 30, 2019

Great Panther Mining Limited - Tucano Gold Mine

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Proven
Open Pit	1,212	1.79	70
Underground	189	3.78	23
Surface Stockpiles	2,446	0.71	56
Probable
Open Pit	3,297	2.20	233
Underground	1,976	4.17	265
Surface Stockpiles	-	-	-
Proven & Probable
Open Pit	4,509	2.09	302
Underground	2,164	4.13	288
Surface Stockpiles	2,446	0.71	56
Total Proven & Probable	9,119	2.20	646

Notes:

1.       CIM (2014) Definition Standards were followed for Mineral Reserves.

2.       Open pit Mineral Reserves are estimated within designed pits above marginal cut-off grades that vary from 0.51 g/t Au to 0.62 g/t Au for oxide ore and 0.65 g/t Au to 0.72 g/t Au for sulphide ore.  The cut-off grades are derived based on a gold price of US$1,250/oz Au and operating costs sourced from the current operations and mining contracts at an US$/R$ exchange rate of 3.8:1.

3.       Mineral Reserves incorporate estimates of dilution and mineral losses.

4.       Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au.

5.       A minimum mining width of 20 m was used for open pit Mineral Reserves and 3 m was used for underground Mineral Reserves.

6.       The Mineral Reserve estimate includes stockpile inventory.

7.       Average metallurgical process recovery: 93%.

8.     Bulk density is 2.19 t/m3.

9.     Numbers may not add due to rounding

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7.	GEOLOGICAL SETTING AND MINERALIZATION

Regional Geology

The South American Precambrian Shield comprises some 50% of the bedrock in Brazil and consists of major Proterozoic deformation zones surrounding cratonic nuclei of Archean age.  The three principal cratons are the Guyana Craton in the north, the Amazon (or Guapore) craton immediately south of the Amazon River, and the São Francisco Craton situated between the Amazon Craton and the coast.  The cratons are mostly a granite gneiss complex including some highly metamorphosed supracrustal belts, of which greenstone belts represent a small portion.  Remoteness and lack of outcrops due to deep weathering prevent detailed stratigraphic and structural mapping across most of the greenstone belts. However, stratigraphic and structural elements typical for greenstone belts worldwide are well recognized in most South American examples.

The consistent north-easterly trend of inferred extensions within granite-greenstone belts across north-eastern South America suggest they have formed during a single major event.  The Tucano Gold Mineral deposits are located within the Guyana Craton, described by several authors as the Maroni - Itacaiunas mobile belt.  This belt runs from Pará and Amapá States of northern Brazil through the Guyanas and into Venezuela.

The Maroni-Itacaunas Province in the central-south region of Amapá State is characterized by a typical ‘greenstone belt’ paragenesis (the Vila Nova Greenstone sequence) that is composed of clastic metasedimentary rocks interspersed with meta-basalts and meta- andesites, containing subordinate layers of iron and manganese formations, calc-silicate schists, and marbles. These units were affected by several orogenic deformation events under low to medium metamorphic conditions, that reached upper greenschist and middle amphibolite facies, under intermediate pressure.

Structural surveys suggest that the complexes were affected by the same processes of deformation and metamorphism, which resulted in a regional foliation S1-2 oriented N70-85ºW. This foliation is affected by a later deformation phase, which generated F3 folds of regional

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scale and with open to closed forms and with NW-SE axis. Figure 7-1 below shows the Regional Geology of the Tucano Gold Mine.

FIGURE 7 - 1 REGIONAL GEOLOGY MAP

N
Legend:
Tucano Targets
LINEAMENT
LITHOLOGY
PGR Granite and Pegmatite
GN Gneiss
LLJ Laterite
LOA Alluvium
LOC Undifferentiated Colluvium
MOA Mineralized Alluvium
MBD Diabase
MIN Diorite
SBJ Carbonate Rock
SCS Calcsilicate Rock
SIB Iron formation - oxide facies
SIJ Undifferentiated iron formation (all facies of oxide facies)
UMR Ultramafic Rock
ZAM Undifferentiated Amphibolite
ZAO Ortho Amphibolite
ZAP Para Amphibolite
ZQU Muscovite-Quartz Schist
ZXG Graphite Schist
ZXQ Quartzite
ZXX Undifferentiated Schist
0 2 4 6 8 10
Kilometres

Figure 7-1

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

Regional Geology Map

March 2020

Source: Great Panther, 2020.

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Property geology

The western part of the Tucano property (about 25% of the area) is underlain by basement gneiss.  The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Proterozoic aged Vila Nova Group (1.75 to 1.9 billion years old), composed essentially of gneisses, granites, amphibolites, banded iron formations (BIF), massive iron formations, schists, and quartzites.  These units are intruded by granitic pegmatites, diabase dykes, and gabbro bodies.  The metasediments are similar to what has been named the Serra do Navio Formation in the nearby area that was mined by Indústria e Comércio de Minerios S/A (ICOMI) for manganese.  The metasediments hosting the gold mineralization within the Tucano property lie along the west limb of a north striking syncline (Figure 7-2).

On the north end of the syncline, the strike is north-south, with dips approximately 65 degrees to the west.  To the south, the dip becomes vertical to dipping slightly northeast, with the strike trending north-northwest.  The gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary sequence known as the William Formation.  Gold mineralization is predominantly associated with the BIF facies, but carbonate and calc-silicate rocks also host economic mineralization.  Sub-economic mineralization may be hosted by any of the lithological units shown in the stratigraphic column (Figure 7-2) except for the late intrusions.

Laterite and lateritic colluvium are common throughout the area and tend to be thicker over topographic highs, with thick laterites developed in proximity to BIF.  Colluvium is characterized by deeply weathered rock that no longer displays any trace of original structure and commonly has angular fragments that indicate limited transport.  The colluvium hosts secondary mineralization.  A north-south trending shear zone appears to control gold mineralization by carrying gold-bearing hydrothermal fluids or remobilizing existing mineralization; this can be justified by the presence of mineralization found in BIF that was not deformed by shearing.  Mineralization is both conformable and not conformable with meta-sedimentary contacts in the William Formation (Figure 7-3).

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FIGURE 7 - 2 STRATIGRAPHIC COLUMN

Alluvium / laterites
	Intrusives	Basic	Db	Gabbro / diabase	Dykes of diabase and gabbro
		Acid	Gran. / Peg	Pegmatites
Vila Nova Group	Clasto- pelitic Sedimentary Unit	Quartz Domain	QMX	Muscovite quartzites	Muscovite-quartz schist, muscovite quartzite, locally with fuchsite and / or sillimanite
		Pelitic Domain	QBX	Quartz-mica schists	Quartz-biotite-muscovite schist with garnets, interspaced with lenses of calc-silicates, iron formation and muscovite
	Clasto-chemical Sedimentary Unit	Transitional Unit	RANF	Quartz-grünerite cummingtonite schist w/ garnets, chlorite and biotite	Quartz-amphibole schists and amphibole schists with lenses of silicate facies iron formation and calc-silicates
	Chemical Sedimentary Unit (William Fm.)	Ferruginous Domain	FFER	Iron formation, silicate facies	Garnet-hornblende-grünerite-diopside; magnetite-grünerite-hornblende schists
			BIF-O	Iron formation oxide facies	(Grünerite)-quartz-magnetite / hematite, sometimes with garnets and diopside
			BIF-OS	Iron formation oxide-silicate facies	(Hornblende)-diopside-grünerite-quartz with magnetite; (diopside)-hornblende-garnet, quartz-magnetite-grünerite schist
		Calc- magnesian Domain	CALC	Schists with diopside porphyroblasts	Actinolite-tremolite-diopsides, hornblende-diopsides, amphibole-diopsides, with epidote, biotite and garnets
			RCB	Marble and carbonate schists	Calcic marble, serpentine marble with tremolite, forsterite, fayalite, hastingsite, chlorite and magnetite; actinolite-tremolite-carbonate schists
	Volcanic Unit		MTB or ANF	Metabasics ortho-amphibolites	Plagioclase amphibolite’s, biotite-amphibole schists, plagioclase-cummingtonite-hornblende schists

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FIGURE 7 - 3 PROPERTY GEOLOGY MAP

400,000
402,000
404,000
406,000
408,000
100,000
98,000
96,000
94,000
92,000
90,000
88,000
T3
Urucum
T4
Gap
Tap C
Bananeira
Urso
Tap AB
TAp Leste
Dragão
D0
Torres
Taboca
Duck Head
Gold Nose
Mário Cruz
N
Legend:
Tucano Targets
LINEAMENT
LITHOLOGY
FGR Granite and Pegmatite
GN Gneiss
LLJ Laterite
LOA Alluvium
LOC Undifferentiated Coluvium
MOA Mineralized Alluvium
MOD Diabase
MIN Orebody
SBJ Carbonate Rock
SCS Calcsilicate Rock
SIB Iron formation - oxide facies
SIJ Undifferentiated iron formation (silicate or oxide facies)
UMR Ultramafic Rock
ZAW Undifferentiated Amphibolite
ZAO Ortho Amphibolite
ZAP Para Amphibolite
ZQJ Muscovite Quartz Schist
ZXG Graphite Schist
ZXQ Quartzite
ZXX Undifferentiated Schist
0 500 1,000 1,500 2,000 2,500
Metres

Figure 7-3

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Property Geology Map

March 2020

Source: Great Panther, 2020.

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Local Geology and Mineralization

The mineralization at the Tucano Gold Mine occurs in a series of deposits over a seven-kilometre strike length associated with a north-south trending shear zone occurring coincident with a north-south line of topographic ridges.  The shear zone is hosted by the Proterozoic aged Vila Nova greenstone belt and occurs near the contact of a large dominantly clastic/ chemical sedimentary package to the southwest and amphibolitic package to the northwest. The greenstone belt has been extensively intruded by younger mafic to felsic intrusive bodies.

From south to north, these deposits have been named TAP A, B, C, and Urucum.  TAP D is a separate structure in the west.  The locations of the deposits are shown in Figure 7-4.  Higher grades are associated with the more intensely hydrothermally altered iron formations and iron rich carbonate units bounding and intercalated with them.

Continuous, high grade, steeply to shallowly plunging ore lodes are developed along mineralized shear zone. The geometry and plunge of the ore shoots are interpreted to be controlled by gently plunging F2 fold hinges and more steeply dipping fault intersections.

The texture and mineralogy along the shear zone indicate a high-temperature hydrothermal system.  The interaction of favourable rock type, structure, heat, and mineralized solutions has resulted in the deposition of gold bearing, non-refractory sulphides concentrated near or on major lithological contacts.  This mineralized zone exhibits intense hydrothermal alteration, particularly silicification and sulfidation, bearing auriferous pyrrhotite, and pyrite.  Alteration is most intense in the proximity of reactive meta-sediments such as BIF, followed by amphibolite, carbonate, schist, and to a lesser extent, calc-silicate rocks.  Table 7-1 shows a description of length, width, depth, and continuity for each deposit.

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TABLE 7 - 1 DESCRIPTION OF MINERALIZED ZONES IN EACH DEPOSIT

Great Panther Mining Limited - Gold Mine

Deposit	Pit / Area	Total Horizontal Length of Mineralization (m)	Average Width (m)	Depth Defined by Drilling (m)	Continuity of Mineralization Down Plunge (m)
TAP AB	TAP AB1	580	9.0	300	450
	TAP AB2	600	5.5	350	440
	TAP AB3	420	5.5	460	480
TAP C	TAP C1	800	6.0	150	150
	TAP 3C	450	7.0	300	150
	TAP C3N	350	5.5	90	150
	Gap	170	11.0	130	100
Urucum	Urucum North	1,000	4.0	780	550
	Urucum South	1,300	10.0	360	750
Urucum East	Urucum East	230	7.0	75	180
Duckhead	Main Lode	80	12.0	210	220
	HW Lode	90	15.0	165	180

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FIGURE 7 - 4 DEPOSIT LOCATION MAP

N
Urucum North
Urucum East
Tap C
Tap AB
Duckhead
Legend:
Amphybolite Rock
Aluvium
Schist and Quartzites
Laterite Rock
Alluvium Mineralized
Band Iron Formation
Granite Rock
Diabase and Gabro Dikes
Quartzite Rock
Carbonated Rock
Calcic Silicate Rock
New Pegmatite Rock
Old Pegmatite Rock
Lodes
0 1 2 3 4 5
Kilometres

Figure 7-4

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil
Deposit Location Map

March 2020 **Source: Beadell, 2018.**

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TAP AB AND URUCUM

The TAP AB and Urucum deposits are emplaced within a north-south trending, multiply deformed volcano-sedimentary sequence of rocks that is bounded to the west by the Amapari Granite. The deformation history has resulted in steeply dipping N-S shear zones and the gold mineralization is associated with alteration and sulphide mineralization of various lithologies within the deformed sequence. Mineralization occurs over at least seven kilometres of strike length and has been interpreted to extend to more than 700 m below the surface. A suite of late post-gold pegmatites has been emplaced throughout the sequence in various orientations and is largely barren of gold.

Mineralization also occurs in colluvium overlying the sequence and is spatially related to the bedrock mineralization and is interpreted to be derived thereof.  Typically for many deposits of its type, the mineralization often presents as being somewhat discontinuous and irregularly distributed on the scale of approximately 50 m to 100 m.

Gold mineralization at Urucum is predominantly strata bound to specific sheared lithological units within the BIF and is characterized by strong disseminated and shear fabric pyrrhotite sulphide. The strong association between gold and pyrrhotite results in a highly visual ore in fresh rock that is easily discernible from non-mineralized BIF and other rock. However, caution is required as not all pyrrhotite rich zones have high gold values, and high gold values can be found in strongly altered but sulphide poor zones.

URUCUM EAST

The Urucum East deposit is located east of the Urucum Mine in the northern fold hinge of the Tucano Gold Mine stratigraphy. The deposit consists of a single, east-west striking and flat, (-30°) north dipping sulphide lode which has an average thickness of seven metres and a strike length of 230 m. Mineralization at Urucum East is hosted in a wedge of carbonate and altered BIF located inside a swarm of parallel, east-west striking and north dipping (-30°) pegmatite dykes/sills which have intruded the host schist unit. The deposit is covered by a blanket of poorly mineralized colluvium up to 10 m thick and the deposit is weathered to a depth of approximately 50 m below the surface.

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DUCKHEAD

The Duckhead deposit is located south east of the TAP AB deposit.  Mineralization at Duckhead is controlled by the recently interpreted intersection of steep east-west striking shear zones with a BIF lithological contact to form steeply west plunging high grade shoots.  The texture and mineralogy along the shear zone indicate high-temperature hydrothermal alteration, particularly silicification and sulfidation, bearing auriferous pyrite.

 Mineralization Weathering Types

Deep weathering is present in most of the deposits. Steeply dipping, high grade mineralization extends to the surface where it is truncated by a layer of colluvium several metres thick.  Gold mineralization can be found in the fresh rock at depth, in the saprolite zone created by in- situ weathering of the underlying rocks, and in colluvial deposits which overlie the saprolite mineralization as a blanket, spreading out over the hill slopes.  The saprolite and the colluvial mineralization are collectively grouped together as “oxide mineralization”.

Sulphide zones follow shear plane foliation, often crosscutting the BIF and other host meta-sediments and as bedding parallel lenses dipping either east or west along the limbs of the folded BIF units.  Outside the shears and faulted zones, host rocks are poor in sulphide and gold.  The accumulation of auriferous massive and/or disseminated sulphides in zones of fractures and folds, and forming plunging mineralized shoots, often crossing lithological contacts, suggests an epigenetic event.

PRIMARY OR SULPHIDE MINERALIZATION

Sulphide mineralization within fresh rock is only found in drill core and does not outcrop at the Tucano Gold Mine. Pyrrhotite and pyrite are the most abundant sulphides. Chalcopyrite, arsenopyrite, sphalerite, and galena occur in trace amounts (less than 1%).  At Urucum, the mineralization occurs with intense silicification, and pyrrhotite is the dominant sulphide (Figures 7-5, 7-6, and 7-7).  At TAP AB, the gold is associated with masses containing 5% to 10% pyrite, and pyrrhotite only occurs in trace amounts.

The individual sulphide masses are several metres thick and can be elongated on strike along north-northwest or north-south orientations.  The sulphides extend in depth along a plunge dipping from 10º to 40º at about N10ºW.  The dip ranges from almost vertical at Urucum, to

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30°W for the western carbonate load at the south of the TAP AB deposit. Studies show that the gold occurs as free gold and not tied into the crystal lattice of the sulphide minerals.  Mineralization is not confined to any one lithology, nor is it concordant with lithological contacts.

FIGURE 7 - 5 FOLIATION-PARALLEL PYRRHOTITE MINERALIZATION - URUCUM CENTRAL OPEN PIT

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FIGURE 7 - 6 REMOBILIZED PYRRHOTITE VEINS - URUCUM CENTRAL OPEN PIT

FIGURE 7 - 7 PYRRHOTITE VEINING IN DRILL CORE

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SAPROLITE MINERALIZATION

Intense tropical weathering reaching down 30 m (Urucum and northern zone) to over 300 m (TAP AB) has caused the formation of saprolite, that is, an in-situ oxidation of the sulphide mineralization and host rocks. The saprolite consists mainly of iron oxides and hydroxides, clay, and silica. Gold mineralized zones within saprolite follow the strike, dip, and plunge of the sulphide mineralization. Semi-decomposed remnants of the sulphide mineralization become more frequent with depth.

Weathering has left much of the saprolite material amenable to free digging, however, some of the saprolite has required blasting prior to excavation.  The mineralization in these more competent zones may range from entirely oxidized to silicified with partially or even fresh sulphides.

COLLUVIAL MINERALIZATION

The colluvial deposits occur along north-south trending ridges cut by William Creek. The creek is at about 115 m elevation and the ridges reach 300 m. The top and slopes of the ridges are covered by alluvial and colluvial sediments. It is difficult to separate alluvial and colluvial sediments in the field and therefore they are collectively named colluvium.

All mineralized gold zones in fresh rock are covered by mineralized colluvium, which varies in character according to the subsurface lithology. The grade of mineralization in colluvium tends to reflect the grade of underlying ore shoots, with patches of low grade or barren colluvium usually reflecting low grade or barren underlying saprolite zones. However, zones of mineralization in colluvium tend to be wider than in underlying saprolite due to mechanical transport and development of some secondary mineralization due to variations in surface soil chemistry.

Deep weathering and intense fixation of iron in the upper portions of the soil profile, often create a laterite horizon.  The top of the colluvium is usually a layer rarely more than one metre thick composed of silty, clayey, and sandy materials, poor in fragments of limonite. Immediately below there is a variable layer up to 10 m thick containing lateritic fragments rich in iron oxide dispersed in a ferruginous clay-sand matrix which becomes rich in manganese at the base. The colluvium deposits are heterogeneous, reflecting the varied subsurface

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lithologies. Occasionally there are semi-decomposed, angular fragments of these lithologies within the colluvium.

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8. DEPOSIT TYPES

The Tucano gold deposits are hosted in shear zones within a number of different Paleoproterozoic, metasedimentary host rocks.  This mineralization style is considered to represent an orogenic, structurally controlled gold mineralizing system.  The strong association of gold mineralization within, and proximal to, a major BIF unit makes the setting of the Tucano deposit unique in the district, however, iron formation hosted gold deposits are well documented throughout Precambrian cratons worldwide.  The age and structural controls at the Tucano Gold Mine exhibit similarities to Birimian Orogenic Gold District deposits in West Africa and other Proterozoic deposits in the Guianas of northern South America. Figure 8-1 shows a reconstruction of the Guiana Craton with the West Africa Shield showing the location of the major gold deposits in the area. Deep and highly variable thickness of weathering is a feature shared by the Tucano Gold Mine with other gold deposits in the Guiana Craton.

FIGURE 8 - 1 RECONSTRUCTION OF THE GUIANA CRATON AND WEST AFRICA SHIELD

LAS CRISTINAS
AURORA
MERIAN
COLUMBUS
MORILA
West African Shield
SIERRA LEONE
GUINEA
VENEZUELA
TOROPARU
KAROUNI
SURINAME
YAOU DORLIN
SYAMA
CHIRANO
LIBERIA
OMAI
AHAFO
COTE D'VOIRE
BRAZIL
ROSEBEL
0°N
Tucano
GHANA
N
0 km
500 km
OBUASI
Amazon Basin
Beadell Project
Significant Gold Deposits
Lower Proterozoic Terrain
GURUPI
TARKWA
BRAZIL
Schematic Reconstruction of Paleoproterozoic Super-Continent (~2 Ga)
60°W
50°W
40°W

Source: Beadell 2018

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9. EXPLORATION

Great Panther acquired the Tucano Gold Mine Project in March 2019.  All prior exploration conducted by other companies and government agencies, prior to Great Panther’s involvement is summarized in Section 6.

Great Panther recognizes the importance of the large, regional exploration tenement portfolio that it now controls. The portfolio covers a trend of approximately 90 kilometres by 20 kilometres covering an underexplored Proterozoic aged greenstone belt. The multiple gold deposits along the 7-kilometre-long Tucano Gold Mine sequence, demonstrate the gold potential within the Vila Nova Belt. What is unusual in Proterozoic or Archean greenstone belts, where a significant deposit is known, is to not have additional deposits or mines. Most belts host a number of gold deposits, often of different size and styles of mineralization. When compared to other similar belts in the Guianas and West Africa, it is evident that the Vila Nova belt lacks the same level of exploration activity. While there is not always a direct correlation, between exploration and discovery, recent exploration activities carried out by Great Panther over the last 12 months and discussed below, lead Great Panther to believe that the belt requires quality, focused exploration.

Regional programs announced in February 2020 were initiated but quickly impacted by the combination of COVID-19 and the associated risks of field teams in remote field camps with little or no vehicular access, combined with delays in environmental permitting for RAB drill access. These issues have been overcome. On a positive note, these delays, and senior management changes in the exploration group, led to a re-evaluation of the historical data resulting in the development of a focused exploration strategy and work program. This new strategy has identified four key pillars to exploration success on the Tucano tenement portfolio with each having specific, result driven programs for resource replacement, near mine growth and longer-term organic growth through the regional exploration.

The first pillar of the strategy is tenement compliance; the administrative, legal and technical programs required to maintain in good standing the tenement portfolio. While a core pillar, it is in fact the one area that most detracts from efficient exploration. Therefore, a

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small team has been nominated to ensure compliance, working with but not hindering the other exploration activities. Since September 2019, Great Panther has focused on ensuring compliance of the mature tenement portfolio. Two positive Final Exploration Reports have been completed and a third is in preparation and due to be submitted in January. In addition, a Partial Exploration Report, requesting a 3-year extension for exploration has been submitted and work programs for a further eight (8) are in process, with report submittals due over the next 8 months.

Key to the long-term future of Great Panther, is to maximize the exploration potential of the Vila Nova Belt, not just in Great Panther’s current tenement portfolio but considering other opportunities in contiguous areas within the area covered by Great Panther’s good quality, regional aero-geophysical data that covers some 3,000 square kilometres. This is a huge area; therefore, the second pillar of the exploration strategy is identification of corridors or targets within the belt which have elevated exploration potential. A detailed interpretation and analysis of the structural and lithologic information contained in the regional aero-geophysical datasets has.

• Mapped regional structures and clustered them by association with deformational events. Four deformational events are recognized in the aero-geophysical data.

• Identified the two key deformational events most likely related to the introduction of mineralization; post-D1 and post-D2. Based on structures associated with these deformational events, key target areas have been identified, (Riedell shears, Principal Shears, kinks and low-pressure zones) that may have focused mineralized hydrothermal solutions along favorable fluid pathways.

• Igneous intrusive events have been identified and mapped in the regional datasets. These are prioritized as potential sources for heat to drive the plumbing systems and/or as sources of the hydrothermal solutions.

• Mapping of lithologic units with characteristic geophysical signatures, that potentially reflect reactive (iron rich, carbonate or manganese rich formations) or high porosity zones indicated by higher conductivities as they may reflect favorable collectors for the precipitation of mineralized hydrothermal solutions.

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The combination of the above has allowed Great Panther to identify high priority corridors for reconnaissance exploration and better define the exploration model applicable within these corridors, thereby focusing exploration.

Over 500-line kilometres of multi-element geochemical sampling are required in the initial phase to define targets within the above corridors. This work will be carried out by a group of teams dedicated to the continued evaluation of the regional potential. The targets will be prioritized using all available geophysical and multi-element geochemistry information and the best targets, based on technical, logistical, legal and socio-political factors, will be fast-tracked with a view to providing early additions to the Tucano Gold Mine resource inventory.

The third pillar of the exploration strategy is to fast-track advanced exploration targets that are known or are developed out of the above. Again, to ensure focus without detracting from the ongoing compliance and regional generation programs, dedicated teams will carry out these programs. A number of significant targets, including Lona Amarela and Mutum were first identified in the 1990’s however they have never received sufficient attention. These, along with other known exploration targets, both regional and near mine are being prioritized for fast-tracking through auger and/or RAB drilling followed where appropriate, by RC and DD for resource definition.

The last pillar of the exploration strategy is to develop quality geologic models to guide the near mine exploration, particularly mine extension and underground resource definition. Resource modelling has been based on gold grades but over the last 6 months considerable effort has gone into developing a base for alteration mapping, dismantling dogmas previously used. By carrying out quality near mine exploration programs using a combination of improved core logging, multi-element geochemistry and physical property measurements, quality geologic models will guide exploration. Great Panther believes that this approach will not only allow reserve replacement to be efficiently carried out but give the necessary tools to allow long term resource delineation and resource management.

Great Panther expects these parallel programs of focused exploration will maximize the potential for exploration success. While being run in parallel from an operational perspective to ensure efficiency and focus, a critical part of the success of these programs will be the

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harnessing of the technical knowledge and experience of the exploration team across the programs.

Summaries of the exploration results obtained by Great Panther during 2019 can be found in news releases issued by Great Panther in 2019 and 2020 (Great Panther 2019 and Great Panther 2020).

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10 Drilling

Drilling Summary

Auger, (“AUG”), rotary air blast (“RAB”), reverse circulation (“RC”), and diamond drilling (“DD”) methods have been employed at the Tucano Gold Mine. Auger and RAB drilling are considered exploratory drilling methods used to evaluate early-stage exploration targets. The methods provide geochemical samples in the top 5 m to 30 m of the highly weathered lateritic profile to guide drill target definition. RC and DD drilling are deeper drilling methods and the preferred methods for obtaining gold grade information from known or high potential mineralization zones. A summary of the drilling history for the TAP AB and Urucum deposits is presented in Table 10-1. Drill hole locations, and example cross sections are presented in Figures 10-1 to Figure 10-5, inclusive.

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TABLE 10 - 1 SUMMARY OF DRILLING BY YEAR: TAP AB AND URUCUM

Great Panther Mining Limited - Tucano Gold Mine

Year	Diamond Drilling		Reverse Circulation Drilling
	No. Holes	Total Length	No. Holes	Total Length

TAP AB Deposit
Pre-1995	16	876	2,369	65,373
1995	0	0	20	1,839
1996	43	4,792	103	7,981
1997	43	11,989	78	6,366
1998	57	7,692	38	3,246
1999	17	1,331	1	90
2000	55	3,595	139	1,548
2001-2003	0	0	0	0
2004	41	4,081	58	4,942
2005	78	9,831	0	0
2006	9	802	1	38
2007	85	6,958	3	94
2008	83	13,611	0	0
2009	2	562	0	0
2010	119	13,848	69	3,762
2011	67	13,373	657	15,307
2012	5	2,819	1,123	20,949
2013	0	0	23	1,948
2014	5	927	920	24,497
2015	0	0	351	14,590
2016	5	1,577	1,346	87,140
2017	19	5,557	850	50,361
2018	2	975	332	24,113
2019	12	2,408	0	0
2020 (Sept 30)	30	7,472	154	7850
TAP AB Total	793	115,076	8,481	342,034

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Year	Diamond Drilling		Reverse Circulation Drilling
	No. Holes	Total Length	No. Holes	Total Length

Urucum Deposit
Pre-1995	5	582	1,539	60,981
1995	0	0	63	5,787
1996	39	6,175	10	606
1997	24	7,341	11	672
1998	29	13,125	5	222
1999	0	0	0	0
2000	1	61	1	18
2001-2003	0	0	0	0
2004	12	1,997	10	688
2005	13	1,868	0	0
2006	61	11,668	4	304
2007	55	8,688	0	0
2008	82	14,674	0	0
2009	1	308	0	0
2010	13	2,279	33	2,298
2011	15	6,269	199	6,779
2012	8	4,243	2	56
2013	0	0	0	0
2014	3	1,416	948	21,695
2015	25	9,772	675	25,176
2016	9	3,773	308	18,694
2017	0	0	4	328
2018	0	0	377	21,326
2019	10	1,955	388	18,232
2020 (Sept 30)	13	3,018	359	16,523
Urucum Total	418	99,212	4,936	200,385

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FIGURE 10 - 1 DRILL HOLE AND CHANNEL SAMPLE LOCATION PLAN

Tucano Mining Concession
N
Urucum East
Urucum
Tap C
Tap AB
Duckhead
0 1 2 3 4 5
Kilometres
Figure 10-1
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Drill Hole and Channel Sample Location Plan

December 2020

Source: Great Panther

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FIGURE 10 - 2 DRILL HOLE AND CHANNEL SAMPLE LOCATION PLAN - TAP AB DEPOSIT

Longitudinal View (Looking West)
S
N
Plan View
S Section
94,840 N
N
0 200 400 600 800
Metres
0 100 200 300 400 500
Metres

Figure 10-2

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

December 2020

Source: Great Panther

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FIGURE 10 - 3 EXAMPLE CROSS SECTION 94,840N - TAP AB DEPOSIT

Looking North
Mineralized Zones
Mineralized Zones
Mineralized Zones
0 10 20 30 40 50
Metres
0 5 10 15 20
Metres
Legend:
Au (g/t):
< 0.5
0.5 - 1.0
> 1.0
Current Mining Surface
Resource Shell
Viewing Window: +/- 10 m
December 2020
Source: Great Panther

Figure 10-3

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Example Cross Section
94,840N - Tap AB Deposit

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FIGURE 10 - 4 DRILL HOLE & CHANNEL SAMPLE LOCATION PLAN - URUCUM DEPOSIT

Longitudinal View (Looking West)
98,000N
98,500N
99,000N
99,500N
100,000N
100,500N
500Z
0Z
S
N
Plan View
Cross Section
98,620 N
S
N
0 200 400 600 800
Metres
0 100 200 300 400 500
Metres

Figure 10-4

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

Drill Hole and Channel Sample Location Plan - Urucum Deposit

December 2020

Source: Great Panther

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FIGURE 10 - 5 EXAMPLE CROSS SECTION 98,620 N - URUCUM DEPOSIT

Looking North
200Z
160Z
100Z
60Z
0Z
401,850E
401,900E
401,950E
402,000E
402,050E
402,100E
402,150E
402,200E
402,250E
Mineralized Zones
0 10 20 30 40 50
Metres
0 5 10 15 20
Metres
SCS
SBJ
SIJ
SJB
FGR
ZAP
ZXX
ZXQ
Legend:
Au (g/t):
< 0.5
0.5 - 1.0
> 1.0
Current Mining Surface
Resource Shell
Viewing Window: +/- 10 m
December 2020
Source: Great Panther

Figure 10-5

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Example Cross Section 98,620N - Urucum Deposit

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Drilling Methods

The QP is of the opinion that the auger and RAB drilling methods are efficient regional exploration techniques for identifying the surface expression of Tucano style mineralization, which is characterized by narrow lodes ranging from 3 m to 10 m thickness located in a region of dense forest without outcrops. The auger technique was a crucial component of the discovery of the Urucum Mine. Drill holes in both techniques are up to 20 m in length and above the water table. If the water table is intercepted, the drill hole is terminated.

In 2019, Great Panther began using auger and RAB drilling to cover strategic tenements outside of the Tucano Gold Mine area as part of the Regional Exploration program with the objective of defining surficial resources to provide a basis for Final Reports. The targets under evaluation are the Lona Amarela, Mutum and Saraminda targets. While the results of this exploration program have not been finalized, they are not expected to have a material impact on the Mineral Resource or Mineral Reserve estimates.

Where possible, RAB drilling is given priority due to its greater productivity (50 m/day to 80 m/day) relative to auger drilling (15 m/day to 20 m/day). In certain instances, however, where RAB drilling requires additional environmental licensing, is logistically challenging or in situations that pose a high safety risk, auger drilling is conducted.

Rotary Air Blast (“RAB”)

The Tucano Gold Mine’s exploration RAB drill rig is a model PWH-5000, that is a pneumatic reciprocating piston-driven "hammer" to energetically drive a heavy drill bit into the rock. The drill bit is hollow, solid steel and has approximately 38 mm thick tungsten rods protruding from the steel matrix as buttons. The tungsten buttons are the cutting face of the bit. The cut materials are blown up outside of the rods and collected at surface. The use of an air compressor, Ingersoll Rand Model XAS 420 (269 hp), which pushes 25.48 m³/min / 900 PCM / 100 psi down the hole, lifts the material to surface. The drill operation was carried out by a team of three workers, one responsible for rig operation and two assistants responsible for collecting the one metre samples and assist with the operation.

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Nominally the drill holes were completed on exploration lines spaced 100 m apart, with a drill hole every 40 m, and detailed on potential targets to lines spaced 20 m apart with a drill hole every 10 m. This is deemed to be the optimum drill spacing to intercept mineralized bodies with 3 m to 10 m thickness.

The RAB operational procedure begins with the positioning of the rig at the selected point (Figure 10-6), without any pad, orienting the rig vertically (Figure 10-7). Once drilling is commenced, samples are collected manually at one metre intervals (Figure 10-8), packed in plastic bags, identified, and sent to the laboratory. The hole is identified by a low relief stamp in tin foil plate, nailed to a wooden stake (Figure 10-9). Every metre, the ground and the collectors are cleaned. RAB historically produces lower quality samples than RC because the cuttings are blown up the outside of the rods and can be contaminated from contact with other rocks.

Like the auger, RAB drilling is an important tool for better definition and prioritisation of geochemical targets developed through stream sediment and / or soil geochemistry. Due to the intense weathering environment in this region of Amazonia, characterized by Mature Laterite profiles, it is very rare to see outcrop and the surface is in general covered, either:

•	By a metric layer of highly leached porous clays, the plasma zone, that has lost nearly all visual and geochemical reflection of the original rock or
•	Dark red lateritic hardcap forming high breakaways on the boarders of extensive plateaus, that prograde inwards on the plateau to red-brown ferruginous clays in the case of mafic protoliths or lighter coloured saprolitic clays for felsic protoliths, or
•	A cover of transported soil material, either alluvial or colluvial.

The auger and RAB drilling programs have the objective of crossing these intensely leached weathering zones to reach saprolite or weathered rock (saprock) to allow geochemical sampling that will better reflect the underlying geology. This year, analytical protocols have been changed to include multi-element geochemistry on the wider spaced holes to help map the weathering profile, lithology, alteration and mineralization associations providing additional tools for planning of work programs and prioritization of anomalies.

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FIGURE 10 - 6 MOBILIZATION OF RAB DRILL AND ITS COMPRESSOR

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FIGURE 10 - 7 VIEW OF A RAB DRILL WHILE DRILLING

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FIGURE 10 - 8 SAMPLE COLLECTION PROCEDURE FOR A RAB DRILL HOLE

FIGURE 10 - 9 SAMPLE COLLECTION AND LOCATION OF DRILL HOLES

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Auger Drilling

Auger drilling is conducted with a helical screw that is driven into the ground with rotation. The earth is lifted up the borehole by the blade of the screw. On the Tucano exploration tenement portfolio, auger drilling is carried out by a team of five employees, working in rotation, with three employees operating the drilling and two in support work. Drill holes follow the exploration lines through the forest.

FIGURE 10 - 10 DRILLING PROCEDURES FOR AUGER HOLES

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The procedure includes removal of all obstacles within a two-metre radius, drilling and collection of samples every 30 cm advance (Figure 10-10) until they compose a one metre sample. As with RAB drilling, this one metre sample is packed in plastic bags, identified, and sent to the laboratory. The hole is identified by a low relief stamp in tin foil plate, nailed to a wooden stake.

Reverse Circulation (“RC”)

Up until 2017, the RC drilling carried out by Beadell used a track mounted Schramm T60 with a track mounted auxiliary booster operated by McKay Sondagens (a Brazilian company established by Australian owned McKay Drilling). The rig had a mounted cyclone and cone splitter which were both accessible for cleaning during drilling operations. The rig previously drilled to depths of 400 m and was the main tool used, for in-pit grade control as well as resource extension and definition work.

In 2019, Great Panther contracted RC drilling from Geosedna Perfurações Especiais SA, who use two types of drill rigs: an RC Explorac 50 and a Prominas A15 (made in Brazil). Both drill rigs have a mounted cyclone and cone splitter which are accessible for cleaning during drilling operations. The drill rigs have completed holes up to 150 m in length, primarily for short term grade control purposes and for near mine exploration of oxide ore bodies (Figure 10-11).

Diamond Drilling (“DD”)

DD utilizes three skid mounted and one truck mounted rig: three Brazilian Maquesonda Mach 1200 and a Longyear LF-70 diamond rig, all operated by Brazilian drilling contractor Geosol. The rigs have previously drilled over 550 m on site and are mainly employed to test deeper open pit and underground resource targets.

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FIGURE 10 - 11 GRADE CONTROL DRILLING - URUCUM NORTH DEPOSIT

Surveys and Survey Coordinate System

Drill hole collar locations of grade control RC holes and resource drilling / exploration RC & DD holes are surveyed using a Total Station Leica 407 using the SAD69 22N coordinate system. The collar azimuth and initial dip of the diamond drill rods are measured using the same survey equipment. Downhole surveys for the RC drilling are undertaken using a Reflex Gyro tool. Downhole survey deviation measurements are collected in diamond holes by Great Panther utilizing a Reflex Ez- North Seeking Gyro, however, prior to 2017, Beadell used a Reflex Maxibore II unit. These surveys are generally undertaken every 100 m as the hole progresses to monitor drilling deviation. Maxibore survey data is collected at three metre intervals after the drill holes are completed. Geology staff check and validate the survey data before entering the information into the main drill hole database.

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Diamond Drill Core

DD utilizes both HQ2 and NQ2 diameter core. Normally holes are started utilizing HQ2 size in oxide material and are reduced to NQ2 size once fresh rock is encountered. In fresh rock, drill core is orientated with a Reflex ACT III orientation tool. Core orientations and depths are verified by site geologists and core yard personnel for accuracy before the core is photographed, and geologically and geotechnically logged.

Geological logging is completed manually and then re-typed into the Acquire database, which digitizes the lithology, structure, mineralization, alteration, weathering, and material resistance/hardness. Core is routinely measured for bulk density, with the bulk density of the oxide measured immediately after drilling to determine the wet bulk density prior to drying, and the subsequent dry bulk density. The method of density measurement used was the Jolly Method (also known as the Archimedes method). The procedure uses the weight of an intact 15 cm length of whole core that is measured in air and again in water. The density is calculated by the formula specific gravity (SG) = weight in air / (weight in air - weight in water). As oxide and transitional rock normally contains moisture, the sample is wrapped in plastic film and weighed while the core is still wet / moist, soon after being received from the drill rig. This enables a wet density to be calculated. The core is then oven dried, and the procedure repeated to attain the dry density. Once the bulk density core has been tested and photographs taken, it is cut in half for assay. The remaining core is stored in purpose built, undercover racks at the site core yard.

Core Recovery

Core recovery is measured along with rock quality designation (RQD) in core run intervals. Average recoveries of core from all the Tucano Gold Mine deposits is 94%. Both core recovery and RQD are recorded together in the drill hole database.

Drilling Orientation

Due to the general north-south strike of the Tucano Gold Mine system, exploration, delineation, and grade control drill holes are typically orientated to either azimuth 90° or 270°, depending on the dip of the lodes and/or availability of accessible drilling sites. Dips of - 50° to -90° can be achieved by the T60 Schramm RC rig whereas dips of -55° to -90° are possible with the diamond rigs. Most holes are orientated with dips of around -60°.

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Grade Control Drilling

Drilling to define Indicated Resources is nominally carried out on an initial drill hole spacing of 40 m and where necessary closed to 20 m within the plane of the mineralized structure. Deeper drilling underground on the underground resources have been executed to generate a long section within the mineralization plane with drill hole spacings between 40 m to 80 m.

Grade control drilling is carried out on a nominal 10 mN x 12 mE spacing with infill to 10 mN x 6 mE in zones of lode mineralization. Grade control samples are systematically collected using RC drill rigs and the information is used to prepare the final mining layouts for ore / waste control. Additional grade control samples were required, by means of channel sampling, slope channel sampling, and sampling of blast hole cuttings.

Sampling

Grade control samples of between 1.5 kg to 6.0 kg in weight are collected at one metre intervals from an adjustable cone splitter attached to the base of the cyclone. These cuttings are used for both lithology logging and assaying.

Diamond core is predominantly sampled at one metre intervals, with some sample lengths being adjusted to accommodate local-scale geological or mineralization features. The sample lengths range from a minimum of 0.6 m to a maximum of 1.4 m. Diamond core is used for structural, geotechnical, and density measurements as well as geologic logging and assaying. Density measurements are completed for both oxide and fresh whole core with the oxide densities calculated before and after drying to determine wet bulk density, dry bulk density, and moisture content. The method of density measurement used was the Jolly Method.

The bulk densities of the core samples were also determined by earlier operators using the volume method. While the bulk density information obtained using this method is stored in the drill hole database, this method is no longer used to determine the bulk densities of oxidized and primary materials due to the better precision of the Jolly Method.

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11 Sample Preparation, Analyses, and Security

Sample Preparation

Sample preparation is completed at the Tucano Gold Mine’s sample preparation facility. The Tucano Gold Mine has two geographically separated preparation facilities, one used for grade control samples and the second for resource drilling and exploration programs.

Diamond drill core samples are dried at 105°C, crushed to -8 mm then to -2 mm and split to 1 kg before being pulverized to 1 mm. The 1 mm pulverized sample is quarter cut to between 200 g to 400 g before being pulverized to 95% passing 105 microns. The final pulp is quartered again to achieve two samples of 100 g to 200 g.

RC samples are dried at 140°C, crushed to -2 mm (if aggregated) and riffle split to 1 kg. From this point they then follow the same process as above.

Sample Security

For those samples to be analysed by the Great Panther onsite laboratory, the samples are securely sealed and stored onsite. For those samples to be analysed by an external laboratory, the samples are securely sealed, packaged and stored onsite until a sample batch is completed. They are then transported to Macapá using a vehicle and driver under contract, who delivers the samples directly to the airline cargo dispatch facility for transport and delivery to the certified laboratory facilities in Belo Horizonte. Sample submission forms are sent with the samples to the laboratory and the laboratory emails a confirmation that the samples have been received, along with a job number for tracking purpose.

On arrival at the Laboratory the sample packaging is verified for integrity and then opened, samples organised, and sample numbers verified. They are then cataloged into the Laboratory barcode system.

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Sample Analysis

For resource definition programs, the Great Panther on site laboratory is used to define mineralised intervals. The duplicate samples prepared for these intervals are then separated and sent to a certified external laboratory, SGS Geosol Laboratorios Ltda (SGS Geosol) in Belo Horizonte, Brazil. SGS Geosol has been accredited by ABS Quality Evaluations Inc and complies with the requirements for ISO 9001:2015, ISO 14001:2015 and ISO/IEC 17025:2005. Further details of certifications for SGS Geosol can be found at their website: www.sgsgeosol.com.br.

For Grade Control programs, samples are analysed by the Great Panther onsite laboratory. Duplicates for 5% of the samples are sent to a certified external laboratory for verification.

All certified results from both the resource definition and grade control programs are used as an additional means, in addition to QA/QC procedures described below, to monitor the Tucano Gold Mine onsite laboratory performance.

A further 5% of all samples analysed by SGS Geosol are sent to a second certified laboratory, ALS Chemex Laboratories (ALS Chemex) as an inter-laboratory check.

Sample analysis is undertaken at all laboratories using a 30 g charge, with the gold concentration being determined by means of fire assay with an AAS finish. The lower detection limit for the Great Panther site laboratory is 0.01 g/t Au and the lower detection limit for both the SGS Geosol and the ALS Chemex laboratories is 0.005 g/t Au.

When received, and quality assurance is approved, the results from the certified external laboratory supersede the results of the onsite laboratory as the preferred assay result in the geochemistry database.

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Sample Quality Assurance/Quality Control (QA/QC)

QA/QC procedures include;

•	Blank standard sample, inserted at the start of every batch to ensure no cross batch contamination.
•	Certified Reference Materials (“CRM”) are prepared by a certified supplier as pulverised aliquots of material in individual sachets. CRM standards are inserted approximately every 20th sample to assess the precision and accuracy of the digestion and analysis procedure of the laboratory.
•	Laboratory Duplicates: a split of a second sample taken from an original sample. This split is carried out after pulverization to 105 microns. These are routinely prepared by the Tucano Gold Mine preparation facility and are approx. 100 g.
•	Field Duplicates for diamond drill core, are inserted every 20 sample to assess the repeatability and variability of the gold mineralization due to sampling and preparation procedures. For diamond drill core the field duplicate sample used is the remaining half of the core. Field duplicates are not produced for the RC drilling due to the nature of the samples, however Laboratory Duplicates are routinely used.

In addition to the above, SGS Geosol and ALS Chemex, also insert their own internal standards and laboratory duplicates for each lot.

On receipt of results, the quality assurance/quality control (QA/QC) sampling results are assessed, on a batch-by-batch basis. Sample batches which fall outside specified tolerance ranges are flagged and investigated. The batch results are only accepted where all QA/QC samples are within defined limits.

QA/QC Data Analysis

A summary of the 2020 QA/QC results is summarized below, after a review of historical data.

In early 2016 Beadell migrated historical grade control data, which was stored in Minesight Torque database, was integrated to the Maxwell Geoservices Datashed database management system (Datashed). The Minesight Torque database did not store Quality Control data and only some of the early batches were fully loaded to Datashed. The Datashed

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database is therefore incomplete for Quality Control for the period prior to the start of 2016. This data is not used in the Reserve estimate presented in this report. Notwithstanding the above, it is noted that previous reports by Maxwell prior to 2015 have been reviewed with only minor issues identified.

In 2018, QA/QC data analysis on the results of multiple drilling programs carried out by Beadell was undertaken by Maxwell Geoservices (Maxwell) of Fremantle. The results are presented in Wolfe, et. al. (2018).

In 2019, the Beadell historical datasets were organized, validated and migrated to Great Panther’s Acquire database. A large part of the historic dataset is related to areas above the current mining surface or areas already mined and not part of the current MRMR.

The last MRMR was published in March 2020 and had an effective date of September 30, 2019. For the current MRMR the effective date is September 30, 2020 with a cut-off date for drilling of July 30, 2020 in order to receive and validate assay results. A more detailed review of the 2020 QA/QC results is presented below.

The QA/QC program completed by Great Panther for samples analysed since September 30, 2019 includes samples collected from the Resource Definition drilling and Grade Control drilling programs. These comprise the following:

•	4307 samples in 128 batches for the Resource Definition drilling program, sent to SGS Geosol
•	23,996 samples in 669 batches for Grade Control drilling, assayed by the Tucano Gold Mine laboratory

A summary of the QA/QC samples used in 2020 is provided in Table 11-1.

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TABLE 11 - 1 SUMMARY OF QA/QC SAMPLING, 2020

	Resource Definition Drilling		Grade Control Program
Item	Number	Frequency	Number	Frequency
Standards	257	5.34%	861	3.33%
Blanks	165	3.43%	1,033	3.99%
Field Duplicates	85	1.77%	N/A	N/A
Assay Samples	4,814		25,890

For Resource Definition, diamond drill holes were completed, and all samples sent to SGS Geosol with Inter-Laboratory cross check at ALS Chemex on 5% of samples. For Grade Control Channel Sampling, Slope Channel, RAB drillholes and RC drillholes, all analyses were performed in Great Panther’s onsite laboratory with Inter-Laboratory cross checks by ALS Chemex. All sample preparation was performed in the Tucano Gold Mine Preparation Laboratory. The preparation facilities at the Tucano Gold Mine are physically separated, one for exploration and Resource Definition programs and the other for Grade Control programs.

Failure control consists of checking all received Certificates from the laboratories and comparing the real value of QA/QC samples with the reference or expected grade. If the QA/QC sample result is outside defined thresholds, the database manager looks in detail at the total batch, contacts the responsible laboratory and makes an action plan to re-assay the batch. Figure 11-1 and Figure 11-2 show that the average failure rate is less than 5% in each batch. All batches with failures have been re-analysed and passed without failure.

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FIGURE 11 - 1 2020 CRMS SAMPLES SUBMITTED TO THE SGS GEOSOL LABORATORY

FIGURE 11 - 2 2020 CRMS SAMPLES SUBMITTED TO THE ONSITE TUCANO LABORATORY

Blank Samples

Every batch contains blank samples (white quartz rock) in the first position to verify cleaning of the crusher between batches. The Lower Detection Limit (LDL) is defined using 5% of the cut-off grade for the project. Historically the cut-off grade was 0.52 g/t Au, so for the graphs below, 0.026 g/t Au is the maximum accepted value for blank assays. Figures 11-3 to Figure 11-5 show the results of blanks for Resource Definition samples processed at SGS Geosol and Grade Control samples at the Great Panther onsite laboratory. Note in October 2019, a

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contamination event was identified at the Great Panther onsite laboratory. The laboratory was notified, and the samples re-assayed. In the repeat batch the issue had been resolved.

FIGURE 11 - 3 2020 BLANK SAMPLE RESULTS, RESOURCE DEFINITION ASSAYING (SGS GEOSOL)

FIGURE 11 - 4 2020 BLANK SAMPLE RESULTS, GRADE CONTROL ASSAYING (TUCANO GOLD MINE LAB)

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FIGURE 11 - 5 2020 BLANK SAMPLE RESULTS, GRADE CONTROL ASSAYING (TUCANO GOLD MINE LAB) DETAIL. (STRETCHED Y AXIS)

Certified Reference Materials (“CRM”)

Tucano Gold Mine has used thirteen Geostats Pty, industry Certified Reference Materials covering a range of gold grades from 0.37 g/t Au to 9.80 g/t Au. These pre-prepared sachets are inserted in all batches sent to SGS Geosol and the Great Panther onsite laboratory. Table 11-2 shows the CRM material inserted in batches sent to SGS Geosol (average frequency 5.34%) and Table 11-3 shows the CRM material inserted in batches sent to the Great Panther onsite laboratory (average frequency 3.33%).

The individual performance of all CRMs used to monitor the accuracy of assays shows 8% failed samples at Resource Definition and 1% failed samples for Grade Control. All batches with fail results were re-assayed and the error corrected. No significant bias in any batch of CRM samples has been observed. As examples, Figure 11-6 shows the Control Chart for Standard: G315-3. (1.97 g/t Au: +/- 0.06 ppm).

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TABLE 11 - 2 TOTAL OF BLIND REFERENCE MATERIAL SENT TO SGS GEOSOL, 2020

Resource Definition - SGS LAB
QA/QC Control Chart
Grade g/t Range	Standard	Best value g/t	Average g/t	Total submitted	Number of failures	Failed %	Bias %
Blank	BLANK	0.005	0.005	131	0	0.000	0.758
0.70 - 1.10	G913-1	0.820	0.812	10	0	0.000	-0.985
0.70 - 1.10	G910-2	0.900	0.881	12	0	0.000	-2.176
1.00 - 1.50	G914-3	1.240	1.330	1	1	100.000	6.767
1.00 - 1.50	G911-10	1.300	1.286	44	4	9.091	-1.078
1.75 - 2.20	G315-3	1.970	2.018	26	2	7.692	2.364
2.00 - 5.00	G916-10	2.810	2.890	38	1	2.632	2.768
3.50 - 6.00	G912-6	4.080	4.029	36	1	2.778	-1.269
3.50 - 6.00	G913-9	4.910	4.873	6	2	33.333	-0.752
6.00 - 10.00	G913-10	7.090	7.350	6	1	16.667	3.537
6.00 - 10.00	G306-3	8.660	8.923	19	3	15.789	2.943
6.00 - 10.00	G914-7	9.810	10.116	5	1	20.000	3.025
				203	16	8%

TABLE 11 - 3 TOTAL OF BLIND REFERENCE MATERIAL SENT TO GREAT PANTHER’S ONSITE LABORATORY, 2020

Grade Control - TUCANO LAB
QA/QC Control Chart
Grade g/t Range	Standard	Best value g/t	Average g/t	Total submitted	Number of failures	Failed %	Bias %
Blank	BLANK	0.005	0.009	1,078	6	0.557	46.949
0.25 - 0.60	G314-10	0.380	0.383	25	1	4.000	0.783
0.25 - 0.60	G912-8	0.530	0.519	22	0	0.000	-2.218
0.70 - 1.10	G913-1	0.820	0.813	112	0	0.000	-0.829
0.70 - 1.10	G910-2	0.900	0.906	69	0	0.000	0.657
1.00 - 1.50	G911-10	1.300	1.299	148	1	0.676	-0.055
1.75 - 2.20	G315-3	1.970	1.935	128	0	0.000	-1.826
2.00 - 5.00	G916-10	2.810	2.826	131	1	0.763	0.559
3.50 - 6.00	G912-6	4.080	3.949	53	1	1.887	-3.320
3.50 - 6.00	G913-9	4.910	4.889	53	0	0.000	-0.432
6.00 - 10.00	G913-10	7.090	6.908	79	3	3.797	-2.631
6.00 - 10.00	G306-3	8.660	8.738	6	0	0.000	0.895
6.00 - 10.00	G914-7	9.810	9.850	31	1	3.226	0.409
				857	8	1%

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FIGURE 11 - 6 SAMPLE CONTROL CHARTS FOR CRM G315-3 FOR SGS & TUCANO

Data Adequacy

It is the QP’s opinion that the sample preparation, security, and analytical procedures are adequate to support mineral resource estimation.

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12 Data Verification

Personal inspections were carried out by Great Panther Mining QPs who co-authored this report, during site visits conducted by Mr. Nicholas Winer, FAusIMM, Mr. Neil Hepworth, P. Eng., Fernando Cornejo, P. Eng., and Mr. Carlos Henrique Barbosa Pires, MAusIMM CP. Mr. Pires co-authored parts of this report and is a senior Tucano Gold Mines employee and Resource estimation specialist, based on site at the Tucano Gold Mine, working on a fly-in fly-out roster.

During his site visits, Mr. Winer visited the core shack where examples of the drill core and RC samples were reviewed, several examples of mineralization from both the TAP AB and Urucum deposits were inspected, the logging and sampling procedures were reviewed, and the density measurement facility was inspected. Visits were made to several of the operating pits in the Urucum deposit where the nature of the mineralization was observed, the grade control and sampling procedures reviewed, mineralization delineation procedures and the operational capabilities of the loading units observed. A visit was also made to several diamond drills operating in the area as part of the resource definition drilling program, where the drilling procedures were reviewed and discussed. A visit was made to both site sample preparation facilities as well as the site assay lab.

Mr. Hepworth and Mr. Cornejo also visited operating pits, grade control and mining areas, the plant stockpile area, as well as conducting a brief tour of the processing plant to inspect the sampling points used to determine the tonnages and grades processed. During their site visit, and the MRMR process, Mr. Hepworth and Mr. Cornejo had an opportunity to talk to mine personnel and collect relevant information regarding a revised Mineral Reserve model, electronic drawings of pit designs, mine productivity and cost reference data, and the mine planning procedures including the recovery and dilution factors used for conversion of in situ ore tonnage into run-of-mine (ROM) tonnage delivered to the mill.

In late 2019, RPA’s Mr. Reno Pressacco, M.Sc.(A), P. Geo. and Mr. Goran Andric, P. Eng. conducted personal inspections of the Tucano Gold Mine and RPA carried out a program of validating the assay tables in the drill hole databases by means of spot checking a selection of drill holes that intersected gold mineralization for both the TAP AB and Urucum deposits. RPA proceeded to carry out its drill hole database validation exercise by comparing the

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information contained within the assay tables of the digital databases against the assays presented in the original laboratory certificates. Comparisons of the lithological information contained within the drill logs against the information contained within the digital databases were also carried out. This same spot check process has been conducted by Mr. Carlos Pires to validate the logging, assay and database management procedures for the new drilling data generated in 2020. Mr. Carlos Pires prepared Chapter 11 on Sample preparation, Analyses and Security. Mr. Tudorel did carry out a review of new data generated in 2020 and used in the Mineral Resource estimate for TAP AB.

Additional checks included a comparison of the drill hole collar locations with the digital models of the topographic surfaces and excavation models as well as a visual inspection of the downhole survey information were also carried out by Mr. Ciuculescu for TAP AB and Mr. Pires for Urucum.

The Great Panther QPs, Mr. Winer and Mr. Pires state that they, “are of the opinion that the drill hole assay and sample database are adequate for the purposes of Mineral Resource and Mineral Reserve estimation at the Tucano Gold Mine”.

The RPA QP’s state that they, “are of the opinion that the TAP AB drill hole assay and sample data are adequate for the purposes of Mineral Resource and Mineral Reserve estimation”. Great Panther QP’s support and confirm this is true for the Mineral Resource estimation carried out by RPA for TAP AB drilling data generated in 2020.

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13 Mineral processing and metallurgical testing

Summary

The existing the Tucano Gold Mine gold processing plant was designed by Ausenco. After approximately four years of operation, an expansion was planned, also by Ausenco, as part of the original DFS study to install a 3 MW ball mill. (Beadell Resources Ltd Tucano Gold Project Feasibility Study Report, Ausenco Minerals and Metals & SRK Consulting, 2011)

This new secondary grinding mill, alongside the 7 MW single stage SAG mill, was installed in order to maintain 3.1 million tonnes per annum throughput capacity treating 100% of the much harder sulphide ore type.

A tailings thickener was also envisaged in order to recycle cyanide rich solutions prior to detoxification. The plant flowsheet was modified in 2018 to deal with the harder sulphide ore type and the key features of these flowsheet changes are as follows:

•	An additional 6 MW ball mill to increase original Ausenco design capacity to 3.6 million tonnes/annum and potentially obtain a finer product size of 80% < 75 μm at a higher proportion of sulphide ore to increase cyanide leach gold recovery and kinetics. Completed in September 2018.
•	A pre-leach thickener to allow both effective operation of the hydrocyclones which in turn provides higher leach feed pulp % solids. The change in philosophy from the originally proposed tailings thickener to a pre-leach thickener is explained further below. Completed in September 2018.
•	Additional leach residence time by adding one additional pre-leach tank to allow for the higher proposed plant capacity. Completed November 2018
•	Oxygen addition to CIL as proposed by Ausenco. Completed April 2019
•	Lead nitrate addition to CIL as proposed by Ausenco. Completed November 2018

The mill sizing calculations conducted by Ray Walton and Associates estimated that a 4 MW mill should be adequate to grind the tonnages in the proposed mine plant to 80% < 75 μm.

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However, a larger 6 MW ball mill was installed for the following reasons:

•	The selection of the smaller 4 MW ball mill assumes that the SAG and ball mills can operate continuously at 6.5 MW and close to 4 MW, respectively. This is difficult in practice. Selection of the larger 6 MW ball mill allowed optimization with some “drift” of the respective SAG and ball mill power draws. It is likely that the actual optimum power draws for the SAG and ball mill will be closer to approximately 4 MW and 6 MW respectively.
•	A 6 MW ball mill is a better fit to work alongside the 6.5 MW SAG. It is very unusual in SAG / ball mill grinding installations that the ball mill has a smaller motor, than the SAG mill.
•	Future operations may decide to remove some of the current processing bottlenecks which limit production to 450 t/hr (i.e. 3.6million tonnes/annum at 92% plant availability)
•	There is also some doubt as to the exact specific energy of all the sulphides. Selection of a 6 MW mill ensures the treatment rate is maintained if harder sulphide ore is mined.
•	As gold prices increase, and power costs drop, the optimum grind size decreases from 75 μm towards 53 μm, requiring more power.
•	Selection of a 6 MW mill allows some standardization of mill components with the existing Outotec SAG mill.

The hydrocyclones were not operating effectively, which was adversely affecting grind size and gold recovery. The installation of the pre-leach thickener is an absolute necessity to de-couple the operation of the grinding circuit and hydrocyclones from the downstream pre-leach and CIL circuit. The resultant higher % solids in the leach circuit feed will increase residence times and decrease cyanide consumptions. As a consequence, the original tailings thickener proposed by Ausenco was replaced by this pre-leach thickener.

At a plant throughput of 450 t/hr and a slurry density of 45% solids, a total volume of 17,200 m3 is required to provide a leach residence time of 24 hours. The existing CIL provides 15,400 m3; therefore, one additional leach tank, 15 m × 15 m is required. The new tank is located ahead of the existing CIL tanks and used for pre-leaching. This allows a major proportion of gold to go into solution before the resultant pregnant solution comes into contact with the carbon, this speeds up adsorption kinetics.

The aforementioned changes were executed and commissioned by November 2018.

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Historical Plant Performance

Plant Throughput

Figure 13-1 below shows the 2016-September 2020 plant throughput and availability trends, and Figure 13-2 shows the amount of sulphide ore in the overall ROM blend fed to the plant. The average plant throughput from 2016 to 2018 was 3.6M tonnes containing an average of 17% sulphide ore in the blend.

The Tucano Gold Mine commissioned a new oxygen plant in April 2019 which allows the processing of higher amounts of sulphide ore in the blend, which averaged 88% of sulphide ore from May 2019 to September 2020. The increased amount of sulphide ore did not affect metallurgical recoveries, in fact, they increased, but it had negative effects on equipment such as the primary crusher.

FIGURE 13 - 1 PLANT THROUGHPUT & AVAILABILITY

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FIGURE 13 - 2 PERCENTAGE OF SULPHIDE ORE PROCESSED, 2016 - SEPT. 2020

The overall Plant availability in 2019, Figure 13-3, was adversely affected by poor quality SAG mill liner parts. This was rectified in Q4 2019 and since then, plant availability is back to acceptable levels (>92%). The Tucano Gold Mine started engineering work to replace the primary crusher with a new METSO C-150 since late 2019, the replacement is scheduled for Q1 2021.

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FIGURE 13 - 3 PLANT AVAILABILITY: 2016 - SEPT. 2020

Plant Metallurgical Recovery & Oxygen

The Historical Plant Performance is focused on pre and post April 2019 when the dissolved oxygen (“DO”) in the pulp in leach tank one was increased to more than 15ppm DO as originally recommended by Ausenco for sulphide ore types. Figure 13-4 below shows how the % sulphide ore being processed increased significantly after April 2019.

FIGURE 13 - 4 GOLD RECOVERY: 2016 - SEPT. 2020

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Figure 13-5 below shows the increase in the percentage of total gold recovery achieved in tank 1 alone. This clearly shows that gold recovery kinetics have been significantly increased by the increased dissolved oxygen levels. 78% of gold is in solution in tank 1 already, which will vastly improve carbon adsorption kinetics and reduce soluble loss and reliance on downstream tanks for further gold dissolution.

FIGURE 13 - 5 GOLD RECOVERY IN CIL TANK 1

Figure 13-6 below shows how the gold recovery has increased in relation to g/t Au in the plant feed. The gold recovery is now circa 4% higher than pre-April 2019 and is much more consistent since there is much less random scatter.

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FIGURE 13 - 6 RELATIONSHIP BETWEEN GRADE & GOLD RECOVERY

Figure 13-7 below shows the improvement in the percentage of particles that are less than 75 microns in leach feed and this will have assisted the gold recovery.

FIGURE 13 - 7 GRIND SIZE: 2016 - SEPT. 2020

Cyanide Consumption

Figure 13-8 below shows the 2016 - Sept. 2020 cyanide consumption trends. The actual cyanide consumption rates are an order of magnitude higher than those achieved during the DFS study.

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The main reason for the higher cyanide consumption is the presence of Pyrrhotite and other Fe bearing minerals which solubilise on contact with water. Fe2+ ions consume Cyanide and it is therefore important that Fe2+ ions are oxidised to Fe3+ ions since Fe3+ ions do not consume cyanide. The addition of higher levels of oxygen has clearly significantly increased gold recovery but cyanide consumption rates have remained high.

Plant instrumentation has been improved and consequently, the cyanide consumption rates have been trending down under normal conditions (i.e. not excessive pyrrhotite). However, further research and development work is planned to ascertain the optimum plant set up.

FIGURE 13 - 8 CYANIDE CONSUMPTION RATES: 2016 - SEPT. 2020

Test work review

Three separate metallurgical test work programs have been carried out:

•	Amapari work program by NewGold Inc. (original heap leach).
•	Ausenco Feasibility Study program by Ausenco and Ammtec Limited (original mill).
•	Beadell FS program by BDR and their consultants, Ray Walton Consulting Inc. (RWC) for the mill expansion and MPH Minerals Consultancy Ltd (MPH) for the Metallurgical Accounting and original Ausenco Metallurgical testwork review and interpretation of project testwork needs.
•	The Amapari program by NewGold Inc. was focused on a heap leach operation and is not relevant to the grind and cyanidation process later adopted by BDR.
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The bulk of the test work to support the design of the original mill was carried out by Ausenco at Ammtec Limited (Ammtec). This was later supplemented by an operations review and other test work at SGS Geosol - Laboratórios Ltda (SGS Geosol) to support the design of the expansion. This was supervised by BDR. The latter two programs are summarized below.

Ausenco FS metallurgical program

A detailed metallurgical test work program was conducted to support the initial feasibility study for the Tucano Gold Mine project. The program was supervised by Ausenco and was carried out by Ammtec in Perth, Western Australia, during the second half of 2010. It included test work to establish:

•	The comminution characteristics of four main ore type composite samples of TAP AB oxide, TAP AB sulphide, Urucum oxide and Urucum sulphide, and 15 variability samples.
•	The optimum grind size and cyanidation conditions for the four main ore type composite samples.
•	The gravity recovery response of the four main ore type composite samples.
•	The leach performance of 29 variability samples, including five TAP C oxide, two TAP C, sulphide, and two TAP D oxide ores.
•	The leach performance of eight samples of ‘spent ore’ (heap leach tailings) and two samples of stockpiled low-grade ore.
•	Engineering data that included testing of oxygen uptake, carbon kinetics, slurry viscosity, and lime demand.
•	The performance of air / SO2 process and hydrogen peroxide (H2O2) for cyanide destruction.
•	The mineralogy of the four main ore type composites.
•	In addition, Ammtec prepared samples for dispatch to:
•	Coffey International Limited to establish physical characteristics of plant tailings.
•	ALS Environmental to establish geochemical characteristics of plant tailings.
•	FLSmidth Pty Ltd for thickening test work.

BDR FS metallurgical program

In mid-2016 BDR, together with their consultants and RWC, reviewed the operation of the plant with specific emphasis on the low gold recovery and coarser grind that was being experienced at the time. MPH provided specific guidance on metallurgical accounting and reviewed

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metallurgical testwork needs. RWC reviewed the plant operating data and compared with the original mill design. It was concluded that certain critical areas required attention.

An Expansion Project was defined as follows:

•	Additional grinding power provided by an additional ball mill.
•	A pre-leach thickener to allow both effective operation of the cyclones and adequate retention time in CIL.
•	Additional leach residence time.
•	Oxygen addition to CIL.
•	Lead nitrate addition to CIL.

Testwork Process Development Ltd.

In mid-2016, samples were submitted by BDR to Testwork Process Development Ltd. for bottle roll testing were: Urucum sulphide, Urucum, TAP AB2 oxide, TAP AB3 sulphide, TAP AB2 transition, Spent ore

Leaching curves of gold recovery versus time were produced, with and without oxygen addition. The source of the samples was not recorded. Generally, the results were highly variable and not as expected, therefore an additional program at SGS Geosol was planned.

This work was planned and initiated by BDR

SGS Geosol

In January 2017, a more definitive metallurgical test program was initiated by BDR. Ten composites were prepared, nine sulphides and one oxide, and were submitted to SGS Geosol for bottle roll testing as listed below:

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TABLE 13 - 1 METALLURGICAL SAMPLES TO SGS GEOSOL

Metallurgical Test Composite	Lode Description	Mine	Pit
BDRMET1	AB1 Flat Sulphide	TAP AB	TAP AB1
BDRMET2	AB1 Trough Oxide	TAP AB	TAP AB1
BDRMET3	AB2 Sulphide	TAP AB	TAP AB2
BDRMET4	AB3 Sulphide	TAP AB	TAP AB3
BDRMET5	URS Sulphide	Urucum	Urucum South (URS)
BDRMET6	URCS Sulphide	Urucum	Urucum Central South (URCS)
BDRMET7	URCN SIB Sulphide	Urucum	Urucum Central North (URCN)
BDRMET8	URCN SCS Sulphide	Urucum	Urucum Central North (URCN)
BDRMET9	URN Sulphide	Urucum	Urucum North (URN)
BDRMET10	URN UG Sulphide	Urucum	Urucum North Underground (URN UG)

A summary of the selected drillhole intervals used to select the samples and sections showing the drillhole locations, within the proposed open pit, was provided. The metallurgical results are summarized in the following table 13-2.

TABLE 13 - 2 SGS GEOSOL BOTTLE ROLL TESTS

Metallurgical test composite	Gold grade (g/t)	53 μm	75 μm	106 μm
BDRMET1	2.17	98.3	94.9	96.7
BDRMET2	2.41	96.6	96.1	97.6
BDRMET3	2.91	94.6	94.2	91.6
BDRMET4	2.81	97.3	95.7	97.6
BDRMET5	3.44	91.5	91.3	90.3
BDRMET6	2.48	90.4	93.0	91.0
BDRMET7	2.19	96.1	93.6	91.1
BDRMET8	7.14	97.6	95.7	91.9
BDRMET9	1.52	91.2	88.9	88.5
BDRMET10	5.71	96.5	95.7	93.2
Average	3.28	95.0	93.9	93.0

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Leaching curves of gold recovery versus time were produced at various grind sizes. The data was analysed by BDR and their consultants and it was concluded that a residence time of 24 hours and a grind size of 80% < 75 μm was optimum. Although it can be seen that recoveries were higher at 53 μm than at 75 μm, the calculations carried out to determine the optimum grind, showed that net operating revenues at both grinds were similar. According to plant experience, recoveries fall significantly with grinds coarser than 80% <106 μm.

Oxygen Testwork Summary

The original testwork conducted by ALS Ammtec in Perth involved testing all ore types at two dissolved oxygen (DO) levels, 6ppm using air and 25 ppm using oxygen sparging. The aim was to identify the effect of oxygen on the leach kinetics and cyanide consumption rates. The conclusions from this testwork were that all oxide ore type testing would employ 6ppm (i.e. natural air aspiration) whilst the sulphide ore types required much higher oxygen demands and much higher ppm DO.

Ausenco design provided for just air (no oxygen) injection in the first four years of mine life whilst the oxide ore types were being treated, but they recommended >15ppm DO as and when sulphide ore types were treated.

Conclusions and design criteria

The conclusions and design criteria from the two programs, i.e. the Ausenco and Ammtec FS and the Beadell FS, are described separately as follows.

Ausenco and Ammtec FS program

Conclusions drawn from the Ausenco and Ammtec FS test work program are given below.

The oxide and sulphide ores have very dissimilar physical and comminution characteristics.

The oxide ore has very low competency and low-to-average hardness, whereas the sulphide ores are competent to very competent and average to above average hardness. Co-processing of these ores is best suited to a SAG mill. A single-stage SAG mill is recommended for the first few years, when a high-oxide-low-sulphide blend is planned. A ball mill is to be added around Year 4 when the sulphide content of the blend is expected to rise.

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Gravity test work in the laboratory showed a high recovery (35% to 56%) of gold by centrifugal gravity concentration and intensive cyanide of gravity concentrate. However, the overall gold recovery, including leaching of gravity tails, showed no recovery improvement in recovery over a whole ore leach. Therefore, the gravity circuit was not included in the processing plant design in order to reduce capital costs.

The Tucano Gold Mine ores are free-milling and are not “preg-robbing” and are amenable to gold extraction by conventional CIP cyanidation. As a group, the oxide ores respond in a similar manner to each other, giving very high recoveries (typically >95%) at a grind size of 80% < 75 μm, with moderate reagent consumptions of 0.55 kg/t NaCN and 5.5 kg/t lime (60% CaO). Despite the ores showing no “preg-robbing” characteristics, CIL was selected because it was the lowest capital cost. The original elution circuit inherited by BDR from Newgold’s Heap leach operation was retained again to minimise capital costs.

The sulphide ores also have high recoveries, but typically 3% lower than oxide ores, at a grind size of 80% < 75 μm, and moderate reagent consumptions of 0.49 kg/t NaCN and 0.57 kg/t lime (60% CaO).

The ‘spent ore’ samples stockpiled from the previous heap leach operation had a recovery of 87% at a grind size of 80% < 75 μm, the low-grade ore stockpiled during the previous heap leach operation exhibited a recovery of 93.5% at a grind size of 80% < 75 μm.

•	Oxygen addition increases leach kinetics, primarily for the sulphide ores. The use of oxygen is recommended for the high sulphide ore blends planned for the fourth year of operation.
•	Pb(NO3)2 addition (at 100 g/t) appears to increase the gold leach kinetics for TAP AB oxide, such that extractions previously achieved at 48 hours are achieved at between 12 and 24 hours.
•	The planned Tucano Gold Mine ore blends both have thickener specific settling rates of 1.2 t/m2. The high sulphide blend requires 5 g/t to 7.5 g/t of flocculant and should achieve underflow solids concentration of 60% to 62% solids. By comparison, the high oxide blend would require twice as much flocculant and be expected to achieve an underflow solids concentration of 50% to 52% solids.
•	The air / SO2 process can be used to reduce cyanide in CIL tailings slurry to <3 ppm CNWAD and <25 ppm CNTOTAL.

The process design criteria recommended from this test work program by Ausenco are summarized in Table 13-3.

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TABLE 13 - 3 SELECTED DESIGN CRITERIA (AUSENCO)

Parameter	Unit	Oxide	Sulphide
Comminution
Bond Rod Mill Work Index	kWh/t	7.9	20.0
Bond Ball Mill Work Index	kWh/t	11.3	16.8
Bond Abrasion Index	kWh/t	0.03	0.43
JK Parameter A x b		192	34.9
Ore SG		3.57	3.27
Grind Size P80	µm	75	75
CIL
CIL residence time	h	24	24
Residual CNFREE Level	mg/L	100	100
Tails thickening
Specific Settling Rate	t/m2.h	1.2	1.2
Underflow Density	% w/w	50-52	60-62
Cyanide destruction
Operating pH		8.5-9.0	8.5-9.0
Suggested residence time	h	1	1
CIL Residual CNWAD Level	mg/L	110	110
Tailings CNWAD	mg/L	<50	<50
Tailings CNWAD (target)	mg/L	<10	<10
Solution discharge CNTOTAL limit	mg/L	<0.2	<0.2

Beadell FS program

The relevant studies and evaluations carried out by BDR and their consultants are summarized in detail in the Beadell 2016 FS. An alternative expansion strategy to the original Ausenco Plan was recommended to maintain adequate throughput and recovery program, carried out as part of the Beadell FS, are given below.

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•	The nominal throughput would be 3.6 Mtpa, 10,000 tpd, or 450 t/hr of predominantly sulphide ore, at a grind of 80% < 75 μm.
•	The new equipment would comprise a 6 MW ball mill, a 28 m diameter pre-leach thickener and an additional leach tank, located ahead of the existing CIL.
•	An oxygen plant would also be included (see Figure 13-91).

FIGURE 13 - 9 PROPOSED TUCANO GOLD MINE EXPANSION FLOW SHEET

The design, sizing, and location of each new item of equipment are described below.

Ball Mill

The SRK report, included in the Beadell FS, contains a description of the plant trials, mill sizing, and power requirement calculations. The conclusion was that to achieve the optimum grind of 80% < 75 μm, 7.1 kWh/t for oxide and 24.6 kWh/t for sulphide, would be required. The mill sizing calculations by RWC & SRK have determined that a 4 MW mill should be adequate to grind the tonnages in the proposed mine plant to 80% < 75 μm, however, a larger 6 MW ball mill was recommended, the reasons for which are outlined earlier.

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Pre-leach thickener

In the current operation, the cyclones are operating inefficiently due to the high viscosity of the feed slurry. Operating experience is that the actual grind size currently being achieved is between 80% < 110 μm and 80% < 150 μm. The high viscosity was being created due to a necessity to maintain high percent solids in the cyclone overflow which fed the leach circuit directly and this was required to maintain adequate residence times in CIL. It was therefore recommended by BDR and their consultants to install a pre-leach thickener. A 28 m diameter thickener was selected.

Thickening tests were done by Outotec during the Beadell FS. This thickener will provide two functions:

•	Allow the cyclones to be operated at a lower percent solid, and hence classify more effectively at the optimum grind of 75 μm.
•	Provide a slurry at a higher percent solid to the new leach tank and CIL, and hence maintain adequate residence times.

Additional leach tank

At a throughput of 450 t/hr, and a slurry density of 45% solids, a total volume of 17,200 m3 is required to provide a leach residence time of 24 hours. The existing CIL provides 15,400 m3, therefore, one additional tank, 15 m × 15 m, is required.

Reagents

The benefits of lead nitrate addition are shorter leach time and reduced cyanide consumption, particularly on the oxides ores, highlighted by MPH Metallurgical Testwork Review. Additions fall in the range of 100 g/t to 250 g/t as lead nitrate (Pb(NO3)2). A design figure of 150 g/t has been selected and a lead nitrate mixing, and dosing plant has already been installed.

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RWC estimated oxygen consumption using benchmarks from other operations, and discussions with companies specializing in oxygenation. These figures were checked against the previous experience of personnel at the Tucano Gold Mine. These benchmarks were also compared against typical specific aeration rates, adjusted for the improved mass transfer efficiency experienced with oxygen. A final check was made against an “oxygen uptake rate‟ measured using dissolved oxygen metres on slurries during a previous test work program. A plant capacity of 7.5 tpd of oxygen was recommended, i.e. approximately 0.75 kg of oxygen per tonne of slurry.

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14 Mineral Resource Estimate

Summary

The Mineral Resources for the Tucano Gold Mine include contributions from four deposits as well as material contained within various stockpiles present throughout the Tucano Gold Mine property. The Mineral Resources from these four deposits are composed of mineralized material that is envisioned to be extracted by both open pit and underground mining methods. Gold mineralization is contained within oxidized lithologies as well as their fresh, un-weathered equivalents.

Previous Mineral Resource statements were prepared for Great Panther by independent consultants, AMC Mining Consultants (Canada) Ltd., filed on November 6, 2018 and RPA - Roscoe Postle Associates Inc., now part of SLR Consulting Ltd., filed on March 25, 2020. The following Mineral Resource estimate focuses on the TAP AB deposit where resource delineation drilling has been focussed in 2020. The results of this drilling, combined with the gold price and devaluation of the Brazilian Real, led to a conversion of a large part of underground resource to open pit resource. Due to the significance of this change in resource status, RPA was engaged to carry out the Mineral Resource estimation for TAP AB.

Since the last MRMR statement and prior to the effective date of September 30, 2020, for this MRMR statement, the mining operations at the Tucano Gold Mine have focused on Urucum. There has not been any new exploration drilling at Urucum but extensive additional data has resulted from grade control drilling. Great Panther has incorporated this new information into a new Mineral Resource estimate for Urucum. No new information is available for the other deposits with Mineral Resource estimates reported by AMC or RPA and the Mineral Resource estimates produced by the independent consulting group, RPA. These results have been evaluated and validated by Great Panther for these deposits.

The underground component of the Mineral Resource estimate for the Urucum North Underground deposit was prepared from the grade-block model that used the drill hole and sample information current as of November 2, 2015. Drilling completed since the previous Technical Report, was reviewed and in Great Panther’s opinion does not materially impact the Mineral Resource estimate.

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Similarly, for Urucum Central Underground, Duckhead Open Pit and Underground, there was no material change from the last MRMR Technical Report. (Filed on March 25, 2020).

In the fourth quarter of 2020, the Tucano Gold Mine initiated a data review and drilling program with an additional 8,000m programmed for 2021, to test high-grade zones associated with the underground Mineral Resources at Urucum North and Urucum Central. Further resource definition drilling was conducted on Urucum East, TAP C, Urso and other near mine targets during the last quarter of 2020 and will be conducted in 2021. Great Panther expects to provide an updated MRMR statement for these underground Mineral Resources in late 2021 or 2022.

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TABLE 14 - 1 MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 2020

GREAT PANTHER MINING LIMITED - TUCANO GOLD MINE

		Measured			Indicated
	Cut-off Grade (g/t Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000oz Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000oz Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000oz Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000oz Au)

OXIDE OPEN PIT
Urucum	0.30	146	0.80	3.8	9	0.77	0.2	155	0.80	4.0
Urucum East	0.30				164	2.02	10.7	164	2.02	10.7	7	1.65	0.4
Tap AB Total	0.30				4,190	1.62	218.2	4,190	1.62	218.2	306	2.73	26.9
Duckhead	0.40				64	4.35	9.0	64	4.35	9.0	6	1.71	0.4
Total Oxide Open Pit		146	0.80	3.8	4,427	1.67	238.1	4,574	1.64	241.9	319	2.69	27.6
FRESH OPEN PIT
Urucum	0.40	2,163	1.50	104.3	810	1.57	40.8	2,973	1.52	145.1	3	1.06	0.1
Urucum East	0.40				22	1.82	1.3	22	1.82	1.3	1	0.94	0.0
Tap AB Total	0.40				3,415	1.50	164.7	3,415	1.50	164.7	318	2.27	23.2
Duckhead	0.55				118	2.06	7.9	118	2.06	7.9	5	4.14	0.7
Total Fresh Open Pit		2,163	1.50	104.3	4,366	1.53	214.7	6,528	1.52	319.0	327	2.28	24.0
OPEN PIT, OXIDE AND FRESH TOTAL
Urucum		2,309	1.46	108.1	819	1.56	41.0	3,128	1.48	149.1	3	1.06	0.1
Urucum East					186	2.00	12.0	186	2.00	12.0	8	1.54	0.4
Tap AB Total					7,605	1.57	382.9	7,605	1.57	382.9	625	2.50	50.1
Duckhead					183	2.87	16.8	183	2.87	16.8	12	2.79	1.0
Total Oxide & Fresh Open Pit		2,309	1.46	108.1	8,793	1.60	452.8	11,102	1.57	560.8	647	2.48	51.6
STOCKPILES
Open pit	0.50	719	0.60	13.8				719	0.60	13.8
Spent ore	0.50	37	1.19	1.4				37	1.19	1.4
Rom expansion	0.50	435	0.69	9.6				435	0.69	9.6
Marginal ore	0.30	1,301	0.42	17.5				1,301	0.42	17.5
Total Stockpiles		2,491	0.53	42.4				2,491	0.53	42.4
Total Tucano Open Pit & Stockpiles		4,800	0.97	150.5	8,793	1.60	452.8	13,593	1.38	603.2	647	2.48	51.6
OXIDE UNDERGROUND
Urucum - North	2.10
Urucum - Central	2.10
Urucum East	2.10										5	2.57	0.4
Tap AB	2.10
Duckhead	2.10										33	4.20	4.5
Total Oxide Underground											38	4.00	4.9
FRESH UNDERGROUND
Urucum - North	1.60				2,402	4.26	329.3	2,402	4.26	329.3	3,262	2.94	307.9
Urucum - Central	1.60										852	2.61	71.4
Urucum East	1.60										80	2.03	5.2
Tap AB	1.30				247	2.59	21.0	247	2.59	21.0	889	2.72	78.0
Duckhead	1.60										230	2.05	15.1
Total Fresh Underground					2,649	4.11	350.3	2,649	4.11	350.3	5,312	2.80	477.6
UNDERGROUND OXIDE AND FRESH
Urucum - North					2,402	4.26	329.3	2,402	4.26	329.3	3,262	2.94	307.9
Urucum - Central											852	2.61	71.4
Urucum East											84	2.06	5.6
Tap AB					247	2.59	21.0	247	2.59	21.0	889	2.72	78.0
Duckhead											263	2.32	19.6
Total Oxide & Fresh Underground					2,649	4.11	350.3	2,649	4.11	350.3	5,350	2.80	482.5
Grand Total Tucano		4,800	0.97	150.5	11,442	2.18	803.0	16,242	1.83	953.5	5,997	2.77	534.1

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Notes:
1	Mineral Resources were classified using CIM (2014) Definition Standards.
2	Mineral Resources are inclusive of Mineral Reserves.
3	The effective date of the Mineral Resource estimate is September 30, 2020.
4	Mineral Resources are estimated at various cut-off grades depending on mining method and mineralization style.
5	For open pit development at Urucum, Urucum East and TAP AB, Mineral Resource estimates use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5 with cut-off grades of 0.3 g/t Au for oxide and 0.4 g/t Au for fresh rock.
6	Underground Mineral Resource estimates for TAP AB use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5, with cut-off grade of 1.3g/t Au for fresh rock.
7	Since September 30, 2019, no additional drilling data is available for the Urucum underground and Duckhead so Mineral Resource estimates for 2020 remain unchanged from 2019. Estimates use a long-term gold price of US$1,500/oz and a US$/Brazilian real exchange rate of 1:3.8 with cut-off grades of 0.4 g/t Au for oxide and 0.55 g/t Au for fresh rock in the open pit and 2.1 g/t Au for oxide and 1.6 g/t Au for fresh for the underground.
8	A minimum mining width of three metres was used for preparation of mineralization wireframes.
9	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
11	Numbers may not add due to rounding.

TAP AB Deposit

The foregoing is an extract from a memorandum prepared for Great Panther and is being included in this Technical Report with permission of RPA and the RPA Qualified Persons included in this Technical Report.

INTRODUCTION

Roscoe Postle Associates Inc. (RPA), now part of SLR Consulting Ltd (SLR), was retained by Great Panther Mining Limited (Great Panther) to prepare an updated Mineral Resource estimate (the 2020 Estimate) and supporting documentation on Great Panther’s Tucano Gold Mine (the Mine or Tucano) TAP AB deposit, located in Amapá State, Brazil. Great Panther acquired Tucano in March 2019 and holds a 100% interest in the Mine.

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The purpose of this memorandum is to document the TAP AB 2020 Mineral Resource Estimate. RPA understands this document is for internal purposes only but could be used in connection with a future NI 43-101 Technical Report on the Mine.

All currency in this report is US dollars (US$) unless otherwise noted.

Conclusions and Recommendations

Conclusions

RPA offers the following conclusions:

•	The 2020 Estimate, effective September 30, 2020 and using cut-off grades of 0.3 g/t Au and 0.4 g/t Au for oxide and fresh material in the open pit, respectively, and using a cut-off grade of 1.3 g/t Au in the underground, is comprised of Indicated Mineral Resources totalling 7.852 million tonnes (Mt) at a grade of 1.60 g/t Au and Inferred Mineral Resources totalling 1.513 Mt at a grade of 2.63 g/t Au.
•	Gold mineralization for the TAP AB deposit was updated by RPA using Seequent Limited’s Leapfrog (Leapfrog) software package. The open pit mineralization wireframes were created using a nominal cut-off grade of 0.3 g/t Au across a minimum width of three metres.
•	Since the September 30, 2019 Mineral Resource estimate (the 2019 Estimate), 258 new drill holes, both infill and down dip, were drilled at TAP AB.
•	The open pit Mineral Resources have increased significantly compared to the 2019 Estimate, and the underground Mineral Resources have decreased, for a slight increase in the total Mineral Resources overall.

Recommendations

RPA offers the following recommendations:

1.	Update the oxidation contact surface to reflect new drilling.
2.	Investigate separating a transitional oxidation domain.
3.	Update the lithological model to reflect new drilling.
4.	Maintain optimum resolution topographical surfaces.
5.	Preserve historical block models and resource estimates.
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6.	Collect production data amenable for reconciliation work.
7.	Continue the reconciliation exercise started at TAP AB1 evaluating the performance of the recent resource estimates.

Summary

The Mineral Resources for the TAP AB deposit have been updated to include recent drilling data, updated gold price, and exchange rate. A mining scenario including open pit and underground components has been considered for this Mineral Resource estimate (the 2020 Estimate).

Mineralization wireframes were modelled at a cut-off grade of 0.3 g/t Au, lowered from the 0.4 g/t Au cut-off grade used in the 2019 Estimate. A block model was prepared with the new mineralization wireframes and using the 2018 lithology and oxidation domains. An updated topographic surface was used to reflect the topography as at the end of September 2020. An open pit resource was reported constrained by a resource shell. Underground resources were reported from manually selected areas of higher grade contiguous blocks.

The 2020 Estimate for the TAP AB deposit as of September 30, 2020 is presented in Table 14-2.

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TABLE 14 - 2 MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020

Great Panther Mining Limited - TAP AB Deposit

Category	Mining Scenario	Oxidation	Tonnage	Grade	Contained Metal
			(000 t)	(g/t Au)	(000 oz Au)
Indicated	OP	Oxide	4,190	1.62	218
	OP	Fresh	3,415	1.50	165
	UG	Fresh	247	2.59	21
Total Indicated			7,852	1.60	404

Inferred	OP	Oxide	306	2.73	27
	OP	Fresh	318	2.27	23
	UG	Fresh	889	2.72	78
Total Inferred			1,513	2.63	128

Notes:

1.	Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for the Mineral Resource estimate.
2.	The Mineral Resources for the TAP AB Open Pit are estimated using drill hole and sample data as of July 31, 2020. The Mineral Resources for the TAP AB Underground are estimated using drill hole and sample data as of September 30, 2020.
3.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au for oxidized material and 0.40 g/t Au for fresh rock for open pit, and at cut-off grade of 1.30 g/t Au for underground.
4.	Mineral Resources are estimated using a long-term gold price of US$1,750/oz Au, and a US$/R$ exchange rate of 1:4.5.
5.	A minimum width of 3 m was used for the preparation of mineralization wireframes.
6.	Densities vary by weathering, mineralization, and lithology.
7.	Mineral Resources are inclusive of Mineral Reserves.
8.	Open pit Mineral Resource estimates are constrained by a resource shell. Underground Mineral Resources are constrained by areas of higher grade contiguous blocks with a minimum thickness of 2 m.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

The TAP AB deposit is part of Tucano, a currently operating, fully permitted mining and processing operation. RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate. Changes in the commodity prices, operating costs, or metallurgical recoveries could have commensurate impacts upon the Mineral Resource estimates.

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Tap AB Deposit

Topograhy and Excavation Models

Sterile backfill material is stored in various locations within and adjacent to the TAP AB pits. Primary topographic surfaces and the cut and fill surface topographies as of September 30, 2020 were used to generate updated in situ and backfill domains.

Great Panther has implemented a good practice of maintaining regular updates of pit, waste, and stockpile areas, allowing for monitoring of the surface status and volume change over time. Figure 14-1 presents a plan view of the TAP AB pit area.

Mineral Resource Database

The TAP AB deposit has been defined by core and reverse circulation (RC) drilling, auger holes, chip/channel sampling during the exploration stage, in addition to rotary air blast (RAB) and blast hole samples taken as part of the grade control sampling program. All drill hole and sample information is entered and stored in acQuire, a geological database management system.

A drill hole database cut-off date of July 31, 2020 was used for the 2020 Estimate. Gold mineralization at the deposit has an overall strike length of approximately 2,100 m and spans from surface to a vertical depth of approximately 475 m. A summary of the database information is presented in Table 14-3. No drill holes were completed at depth from July 31, 2020 to September 30, 2020 and the underground drill hole database is considered to be effective as at September 30, 2020.

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FIGURE 14 - 1 PLAN VIEW OF THE AS-MINED SURFACE: TAP AB OPEN PIT,
SEPT. 30, 2020

+401500 E
+402000 E
+402500 E
+403000 E
N
+95500 N
+95000 N
+94500 N
+94000 N
+93500 N
+93000 N
AB 3
pit
AB 1
pit
Looking down
0
125
250
375
500

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TABLE 14 - 3 TAP AB DRILL HOLE DATABASE AS OF JULY 31, 2020

Hole Type	Number of Holes	Total Length (m)
Auger (AG)	7,373	21,155
Chip/Channel (CH)	15,589	461,141
Diamond Drilling (DD)	787	113,688
Rotary Air Blast (RAB)	15,977	89,580
Reverse Circulation (RC)	8,604	340,320
Trench Samples (TR)	1,991	55,183
Total	50,321	1,081,307

Lithology Model

The 2018 lithological and weathering domain models prepared by Great Panther personnel within the Hexagon MineSight software package, remains unchanged and was deemed appropriate for use in the 2020 Estimate. RPA is of the opinion that these domains should be updated as soon as possible.

The main rock types include banded iron formations (BIF), a carbonate unit, amphibolite, quartz-sericite schist, and pegmatite (Figure 14-2). The BIF unit is host to the majority of gold mineralization to date, although minor quantities of gold are also hosted by the carbonate and East Schist units. Excluding the pegmatite units, all rock units strike in a general north-south direction and have sub-vertical or steep easterly dips. The stratigraphy takes on a northeasterly strike in the area of the AB1 deposit. Visual inspection of the pegmatite units by RPA Principal Geologist Reno Pressacco during his visit from September 15th to 21st, 2019 suggests that these units have not been subjected to the same degree of regional metamorphism and deformation, and so may represent a post-mineralization intrusion event.

A digital model of the nominal top of the fresh rock has been prepared using available information obtained from drill holes and mining activities. The depth of weathering in the TAP AB deposit varies greatly, and weathering has been observed to occur as deep as 250 m to 300 m (Figure 14-3). A colluvium layer representing weathered material that has been re-worked or transported by secondary processes such as erosion or mass flow events, lies unconformably above the oxide surface. The depth of this colluvium layer varies at the detailed scale but is generally in the order of 10 m.

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FIGURE 14 - 2 LITHOLOGY AND MINERALIZATION, 100 BENCH

250 m
N
AB3 Pit
AB1 Pit
Existing Mine Pits
Mineralized Zones
Legend:
Pegmatite
BIF
Schist
Carbonate
Amphibolite
0 1 2 3 4 5
Kilometres

Figure 2

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Lithology and Mineralization, 100 Bench - Tap AB Deposit

March 2020

Source: RPA, 2020.

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FIGURE 14 - 3 LITHOLOGY AND WEATHERING, SECTION 94,240N

Looking North
402,200E
As Mined April 4, 2019
Base of Oxidation
Legend:
Geology
Colluvium
Pegmatite
BIF
Schist
Carbonate
Amphibolite
0 20 40 60 80 100
Metres
0 2 4 6 8 10
Metres
Figure 3
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Lithology and Weathering Cross
Section 94,240N - Tap AB Deposit
March 2020
Source: RPA, 2020.

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Mineralization Model

Gold mineralization at the TAP AB deposit was modelled using Leapfrog. RPA used a 0.3 g/t Au cut-off grade for defining the mineralization wireframes, allowing for minor dilution intercepts to be included for continuity. A nominal minimum width of three metres was maintained.

The AB3 area representing the northern portion of the TAP AB deposit is defined by three domains (S3, S13, and S16). Domain S3 extends southward to the AB1 area, which is defined by 17 lenses, including the S3 southern extension. Mineralization domains were restricted to three benches, or 12 m above the September 30, 2019 topographic surface.

Compared to the 2019 interpretation, the current mineralization wireframes are wider in cross section and have occasional wider footprints on longitudinal section, benefiting from new mineralized intercepts in most of the new drilling. Figure 14-4 shows the TAP AB mineralization wireframes.

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FIGURE 14 - 4 MINERALIZATION WIREFRAMES

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Exploratory Data Analysis and Grade Capping

Samples located inside the mineralization wireframes were flagged with the vein name and retained for statistical analysis. Statistical analysis was conducted on a domain by domain basis and included descriptive statistics, histograms, probability plots, upper decile gold content/Parrish plots, disintegration, and grade distribution maps. These tools allow for determination of the presence of erratic high grades characteristic of gold deposits such as TAP AB and provide the means of determining statistically derived capping levels. The assays were then capped prior to compositing and grade estimation, thus limiting the influence of high grade outliers.

Table 14-4 presents descriptive statistics of uncapped and capped TAP AB resource assays by domain.

TABLE 14 - 4 DESCRIPTIVE STATISTICS OF UNCAPPED AND CAPPED RESOURCE ASSAYS

Great Panther Mining Limited - TAP AP Deposit

Domain	Count	Min	Uncapped Gold					Capped Gold
			(g/t Au)					(g/t Au)
			Max	Average	Stdev	Variance	CV	Max	Average	Stdev	Variance	CV
S1	7,481	0	104.00	1.46	3.99	15.90	2.72	25.0	1.38	3.04	9.24	2.21
S2	5,360	0	127.88	0.92	3.00	8.98	3.25	20.0	0.87	1.73	3.00	2.00
S3	10,824	0	1084.43	2.17	14.93	223.00	6.88	40.0	1.66	5.2	26.99	3.13
S4	466	0	15.39	0.7	1.58	2.51	2.28	10.0	0.67	1.36	1.86	2.04
S5	561	0	21.34	1.33	2.34	5.46	1.76	12.0	1.27	1.92	3.67	1.51
S6	323	0.01	14.01	0.94	1.73	3.00	1.85	14.0	0.94	1.73	3.00	1.85
S7	1,620	0	124.10	1.25	4.27	18.23	3.42	20.0	1.12	2.17	4.72	1.94
S8	329	0	23.46	0.57	1.61	2.60	2.81	5.0	0.49	0.84	0.71	1.72
S9	630	0	10.74	0.92	1.21	1.48	1.32	10.7	0.92	1.21	1.48	1.32
S10	360	0	7.48	0.46	0.94	0.88	2.02	7.5	0.46	0.94	0.88	2.02
S11	319	0.01	83.70	1.75	6.42	41.24	3.68	10.0	1.16	1.94	3.75	1.67
S12	698	0	106.00	1.38	4.75	22.59	3.44	12.0	1.19	2.02	4.08	1.70
S13	2,087	0	38.63	0.56	1.40	1.97	2.50	6.0	0.52	0.78	0.60	1.49
S14	1,085	0.01	26.90	0.91	1.81	3.27	1.99	8.0	0.84	1.26	1.59	1.50
S15	1,476	0	95.78	1.78	5.88	34.57	3.31	20.0	1.47	3.08	9.51	2.10
S16	9,021	0	109.53	1.14	3.25	10.59	2.86	25.0	1.09	2.58	6.65	2.36
S17	169	0	14.48	0.56	1.69	2.85	2.99	5.0	0.45	0.85	0.72	1.91
S18	3,607	0	94.30	1.03	3.20	10.26	3.10	25.0	0.98	2.37	5.61	2.42
S19	104	0.01	53.92	2.72	6.72	45.19	2.47	10.0	1.94	2.64	6.94	1.36
S20	525	0	29.86	1.21	2.95	8.69	2.43	10.0	1.04	1.82	3.32	1.75

The capping exercise for domain S3, consisting of plotting gold assays within S3 in a histogram, probability plot, upper decile and upper percentile analysis table, disintegration plot,

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and grade distribution map, is presented in Figures 14-5 to 14-9. Table 14-5 presents the metal loss at various capping levels.

TABLE 14 - 5 METAL LOSS AT VARIOUS CAPPING LEVELS

Great Panther Mining Limited - TAP AP Deposit

	25.0 Cap	30.0 Cap	40.0 Cap	45.0 Cap	50.0 Cap	60.0 Cap	Uncapped
Percent Metal Loss	70.57	67.790	62.700	60.410	58.420	54.930	0.00
Min	0.00	0.000	0.000	0.000	0.000	0.000	0.00
Max	25.00	30.000	40.000	45.000	50.000	60.000	534.83
Average Grade	2.02	2.210	2.560	2.720	2.860	3.100	6.87
CV	2.65	2.800	3.050	3.150	3.240	3.390	5.83
Capping Percentile	0.96	0.963	0.967	0.972	0.975	0.977	1.00
Number of Caps	173.00	142.000	96.000	78.000	69.000	54.000	0.00
90%	2.17	1.980	1.710	1.610	1.540	1.420	0.64
91%	2.69	2.450	2.120	2.000	1.900	1.750	0.79
92%	3.27	2.980	2.580	2.430	2.310	2.130	0.96
93%	4.39	4.010	3.470	3.270	3.110	2.870	1.29
94%	6.19	5.650	4.880	4.600	4.380	4.040	1.82
95%	9.38	8.570	7.400	6.970	6.640	6.130	2.76
96%	11.59	12.290	12.310	11.800	11.230	10.360	4.67
97%	13.19	14.470	16.660	17.600	18.050	17.950	8.74
98%	9.48	10.400	11.970	12.690	13.430	14.860	16.41
99%	15.20	16.670	19.190	20.340	21.520	23.830	55.31
90%-100%	77.55	79.470	82.290	83.310	84.110	85.340	93.39

The graphs indicate a well-developed higher-grade tail to 40 g/t Au which continues with increased noise to above 100 g/t Au, however, with much reduced frequency. Figure 14-9 shows higher grade shoots plunging 40° to 45° northward as well as a concentration of higher-grade samples close to the original surface. These two apparent trends could have a negative influence on the variographic analysis.

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Considering a capping value in the range of 30 g/t Au to 60 g/t Au, and the resulting average grade corresponding to these capping grades, the metal loss for S3 is in the range of 68% to 55%, with a disproportionately large contribution of metal from a small number of very high grade assays. A capping level of 40 g/t Au was selected for S3, along with a restricted search distance for higher grade samples.

FIGURE 14 - 5 DOMAIN S3 HISTOGRAM

100
80
60
40
20
0
Count
0.0
100
200
300
400
500
Au (g/t)

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FIGURE 14 - 6 DOMAIN S3 PROBABILITY PLOT

FIGURE 14 - 7 DOMAIN S3 UPPER DECILE & UPPER PERCENTILE ANALYSIS

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FIGURE 14 - 8 DOMAIN S3 DISINTEGRATION PLOT

FIGURE 14 - 9 DOMAIN S3 OUTLIER LOCATION MAP

Compositing

Samples within the mineralized wireframes were composited to two metre intervals. This length was considered appropriate, as the majority of samples are one metre long, hence excessive sample splitting during compositing is avoided. Figure 14-10 shows the histogram of sample lengths.

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FIGURE 14 - 10 UPPER TAIL HISTOGRAM OF THE SAMPLE LENGTHS WITHIN THE MINERALIZED WIREFRAMES - TAP AB DEPOSIT

Compositing was performed in Leapfrog, with compositing for each drill hole starting when the drill hole pierces the mineralization wireframe and ending when the drill hole exits the wireframe. Mineralized intercepts were split into two metre equal length intervals. If the final interval was shorter than 0.5 m, it was added to the previous interval, otherwise it was preserved as is.

Descriptive statistics of the uncapped and capped composites for each of the 20 mineralized wireframes are provided in Table 14-6. Assays were capped prior to compositing.

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TABLE 14 - 6 DESCRIPTIVE STATISTICS OF UNCAPPED AND CAPPED COMPOSITES

Great Panther Mining Limited - TAP AB Deposit

Domain	Count	Uncapped Gold Composites (g/t Au)				Capped Gold Composites (g/t Au)
		Min	Max	Mean	CV	Min	Max	Mean	CV
S1	3,694	0.00	58.64	1.49	2.26	0.00	25.00	1.40	1.88
S2	2,737	0.00	68.35	0.93	2.57	0.00	20.00	0.88	1.73
S3	5,482	0.00	807.01	2.22	6.22	0.00	40.00	1.69	2.70
S4	232	0.01	12.11	0.71	2.04	0.01	9.65	0.68	1.83
S5	277	0.00	19.19	1.35	1.51	0.00	12.00	1.29	1.31
S6	161	0.01	11.55	0.94	1.72	0.01	11.55	0.94	1.72
S7	924	0.00	101.11	1.20	3.27	0.00	20.00	1.08	1.69
S8	174	0.01	11.77	0.57	2.06	0.01	5.00	0.49	1.35
S9	316	0.00	7.01	0.94	1.25	0.00	7.01	0.94	1.25
S10	190	0.00	4.60	0.47	1.66	0.00	4.60	0.47	1.66
S11	162	0.01	59.78	1.74	3.17	0.01	9.42	1.16	1.51
S12	359	0.01	53.27	1.38	2.54	0.01	11.14	1.19	1.42
S13	1,272	0.00	26.82	0.57	2.18	0.00	6.00	0.53	1.37
S14	534	0.01	14.80	0.92	1.62	0.01	8.00	0.86	1.30
S15	727	0.00	66.14	1.69	2.71	0.00	20.00	1.44	1.77
S16	4,505	0.00	55.43	1.16	2.36	0.00	25.00	1.11	2.05
S17	101	0.00	14.48	0.57	2.80	0.00	5.00	0.45	1.68
S18	2,015	0.00	48.86	1.04	2.59	0.00	25.00	0.98	2.16
S19	52	0.02	30.78	2.75	1.88	0.02	8.82	1.95	1.26
S20	263	0.00	19.02	1.24	2.07	0.00	10.00	1.06	1.58

Bulk Density

Since the 2019 Estimate, an additional 3,625 density measurements have been collected at TAP AB, reaching a total of 38,701 recorded values for the various lithological and weathering units. The average bulk density for each lithological and weathering unit, as described in Table 14-7, was used for the 2020 Estimate. Only the dry, bulk density measurements were retained for average calculations.

RPA notes that the density data for the BIF oxidized material has a multi modal character, with a marked gap in the 2.2 g/cm3 to 2.4 g/cm3 interval. RPA recommends investigating whether a transition unit layer is sufficiently developed to warrant modelling as a separate weathering unit in order to produce a more accurate density model.

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TABLE 14 - 7 SUMMARY OF DRY BULK DENSITIES BY LITHOLOGY

Great Panther Mining Limited - TAP AB Deposit

Lithology Unit	Mean Bulk Density
Oxide, Banded Iron Formation	2.23
Oxide, Carbonate	1.93
Oxide, other	1.79
Colluvium	1.77
Banded Iron Formation	3.35
Carbonate	3.11
Quartz Sericite Schist	2.84
Pegmatite	2.80
Amphibolite	2.80

Trend Analysis

As part of the gold grade trend analysis, RPA used tools available in Leapfrog to identify potential targets outside the previously defined mineralization wireframes, and to test the orientation, continuity and anisotropy of the grade trends within the 2019 mineralization domains.

RPA generated structural trend surfaces that followed the principal veins. These surfaces were used as planes of preferred grade continuity trends for a set of grade shells at various cut-off grades (Figure 14-11). The influence of the structural trends was observed to decrease as the distance from modelled surfaces increased.

The 0.5 g/t Au grade shell appears to identify reasonably contiguous mineralization lenses that either have insufficient along-strike continuity to warrant modelling a wireframe and may require additional drilling or were in an area with significant dilution. These areas are usually located at the ends of or parallel to existing modelled veins at various offsets, and in areas where larger scale mineralization corridors change direction. Figure 14-12 indicates in yellow the 0.5 g/t Au grade shell in areas outside modelled wireframes. RPA recommends that Great Panther use the available grade shells for future exploration and grade control planning work.

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FIGURE 14 - 11 VEINS, TREND SURFACES, AND GRADE SHELLS

North (Y)
Elev (Z)
East (X)
North (Y)
Elev (Z)
East (X)
North (Y)
Elev (Z)
East (X)
Plunge +78
Azimuth 333
0 125 250 375 500

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The nested grade shells at various cut-off grades reveal that there is a generally north dipping 40° (+/-5°) plunge in the mineralization plane for all of the vertical veins. Figure 14-13 shows a longitudinal section with the S3 grade shells in the AB3 pit area of the TAP AB deposit. For each lens, the long axes of the search ellipses used for grade estimation were aligned to match the orientation of the plunges shown by the grade shells.

Variography

Considering the nature of the mineralization and the expected grade continuity indicated by the trend analysis, the results of the variographic analysis are inconclusive. RPA is of the opinion that the clustering of near surface data creates a false higher grade continuity direction, approximately along-strike and flat, that cuts across the previously determined northerly plunge of the mineralization indicated by the grade shells. Consequently, RPA has not relied on Ordinary Kriging (OK) as the primary grade interpolation method.

RPA used an inverse distance cubed (ID3) algorithm to interpolate grades into the block model. RPA used a variogram model with the parameters listed in Table 14-8 to run a check model for comparison with the ID3 estimate. As the variography was unreliable for determining optimum orientations, check estimate ellipse orientations were similar to those used for the ID3 estimate.

TABLE 14 - 8 SUMMARY OF VARIOGRAM PARAMETERS - TAP AB DEPOSIT

Great Panther Mining Limited - TAP AB Deposit

Item	Structure 1
Nugget: C0 = 0.2
Type	Spherical
Sill (normalized)	1
Range (m), Major	60
Range (m), Intermediate	40
Range (m), Minor	10

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FIGURE 14 - 12 VEINS, TREND SURFACES, AND GRADE SHELLS

MinFinal
S1
S2
S3
S4
S5
S6
S7
S8
S9
S10
S11
S12
S13
S14
S15
S16
S17
S18
S19
S20
Unknown
+95100 N
+94800 N
+94500 N
+94200 N
+93900 N
+93600 N
+93300 N
+401700 E
+402000 E
+402300 E
+402600 E
+402900 E
Looking down
0
100
200
300

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FIGURE 14 - 13 LONGITUDINAL SECTION OF DOMAIN S3 GRADE SHELLS - AB3 PIT AREA

Vein S3 in Tap AB3 Pit
Au_ppm: 0.3
Au_ppm: 0.5
Au_ppm: 1.0
Au_ppm: 3.0
+94400 N
+94600 N
+94800 N
+95000 N
+95200 N
+200
+0
-200
Plunge 00
Looking West
0
50
100
150
200
Elev (Z)
North (Y)
East (X)

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Block Model Construction

Leapfrog was used to create a sub-blocked, non-rotated block model to support the 2020 Estimate. The selected block sizes were five metres in the north-south direction (along strike) by three metres in the east-west direction (across strike), and four metres in height. The block sizes were selected so as to match with the block sizes used by Great Panther in the short term grade control program and for daily production planning. The minimum sub-block sizes were set at one metre by one metre by one metre.

Block model attributes were used to store gold grades, number of samples used, domain codes, bulk density, classification, and oxidation. The block setup is presented in Table 14-9.

TABLE 14 - 9 SUMMARY OF BLOCK MODEL SETUP

Great Panther Mining Limited - TAP AB Deposit

Type	Y	X	Z
Minimum Coordinates	92,740	401,640	-151
Maximum Coordinates	95,640	402,855	321
User Block Size	5	3	4
Min. Block Size	1	1	1
Rotation	0.000	0.000	0.000

Search Strategy and Grade Interpolation Parameters

The grade interpolation for TAP AB was conducted using the ID3 method in three passes, with increasingly larger search ellipses and gradually relaxing search criteria. Capped composites were used for grade estimation, and hard boundaries between lenses were applied.

The major axes of the search ellipses were oriented according to the plunge directions determined in trend analysis. During the interpolation, the dynamic anisotropy function in Leapfrog allowed the search ellipse to follow the orientation of the mineralization domains locally.

An outlier restriction was used during the interpolation stage, such that samples above a certain grade threshold were capped at a lower level if located further than half the length of the search ellipse used in the first pass. The outlier restriction levels were set separately for each lens. The search strategy is summarized in Table 14-10, with outlier restriction levels shown in Table 14-11.

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Check estimates using OK and Nearest Neighbour (NN) estimation methods were also carried out for validation of the ID3 estimate.

The gold grades estimated using the ID3 interpolation algorithm were selected for preparation of the 2020 Estimate. The gold grades for any blocks lying within the pegmatite unit were overprinted with zero grade following interpolation.

TABLE 14 - 10 SEARCH STRATEGY

Great Panther Mining Limited - TAP AB Deposit

Pass	Description
1	Search Radius 30mx20mx5m; Maximum samples/hole = 3 Minimum samples = 4 Maximum samples = 12 Outlier restriction = yes
2	Search Radius 60mx40mx10m; Maximum samples/hole = 3 Minimum samples = 4 Maximum samples = 12 Outlier restriction = yes
3	Search Radius 120mx120mx20m; Maximum samples/hole = 3 Minimum samples = 2 Maximum samples = 12 Outlier restriction = yes

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TABLE 14 - 11 OUTLIER RESTRICTION LIMITS

Domain	Assay Capping Level (g/t Au)	Outlier Threshold (g/t Au)
S1	25.00	15.00
S2	20.00	10.00
S3	40.00	20.00
S4	10.00	5.00
S5	12.00	5.00
S6	14.01	6.00
S7	20.00	10.00
S8	5.00	5.00
S9	10.74	5.00
S10	7.48	5.00
S11	10.00	5.00
S12	12.00	6.00
S13	6.00	3.00
S14	8.00	5.00
S15	20.00	10.00
S16	25.00	15.00
S17	5.00	2.50
S18	25.00	15.00
S19	10.00	8.00
S20	10.00	7.00

Classification

Definitions for resource categories used in this Technical Report are consistent with those defined by CIM (2014) and incorporated by reference in NI 43-101. The classification criteria considered the spatial continuity of the mineralization, the sampling density, and clustering of data.

All estimated blocks contained within the modelled mineralization wireframes were classified. Blocks with a nominal drill hole spacing of 50 m or less and using samples from at least two holes were classified into the Indicated Mineral Resource category. Blocks with a nominal drill hole spacing of 100 m or less were classified into the Inferred Mineral Resource category. No blocks were classified into the Measured Mineral Resource category.

Figure 14-14 presents the classified blocks in 3D view.

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FIGURE 14 - 14 CLASSIFIED BLOCKS - 3D VIEW

Block Model Validation

Validation of the results of the Mineral Resource block model included visual grade comparisons, review of block model coding and statistical review of the global accuracy of the estimated grades, and evaluation of the local accuracy through the preparation of swath plots and comparative statistical tables. No reconciliation with the short term grade control block model was carried out, however, RPA recommends a comprehensive reconciliation study be undertaken.

Visual Comparisons

Visual comparisons between the composites and estimated block gold grades were conducted on vertical sections and plan views. RPA is of the opinion that the estimated block grades reflected the local composite values and trends displayed by the estimated grades followed the intended path.

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As the 2020 Estimate represents an evolution of the 2019 Estimate, with adjusted parameters, RPA compared the current mineralization wireframes with the previous solids. Figure 14-15 shows a typical vertical section with contours of the 2020 and 2019 mineralization wireframes, resource shells, and estimated block grades. RPA notes that the higher and lower grade swaths follow the local trend of the lenses, mirroring the domain contour.

Visual comparisons of the estimated block grades with the drill hole assays showed a similar overall general correlation between the estimated grades and informing samples.

Swath Plots

Swath plots for various groups of blocks along northings, eastings, or elevations were prepared and reviewed. This allowed for quick assessment of the similarity between the composite data and estimated grades, while showing the tonnage corresponding to each swath. No significant disagreements were noticed between the NN check estimate, which closely represents a de-clustered composite dataset, and the estimated ID3 resource grade model.

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FIGURE 14 - 15 TYPICAL VERTICAL SECTION - MINERALIZATION WIREFRAMES, ESTIMATED BLOCKS, AND RESOURCE SHELLS COMPARISON

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Figure 14-16 shows a swath plot by northing for the entire TAP AB deposit, with data representing swaths of 10 blocks, from south to north. The 2020 Estimate remains in close proximity to the check values and the lines cross each other regularly, as expected.

FIGURE 14 - 16 SWATH PLOT BY NORTHING - TAP AB DEPOSIT

Taking into consideration the mineralization wireframing, resource assay capping, compositing, sample selection, interpolation strategy, outlier restriction, implementation of dynamic anisotropy, overall performance of the gold grade estimate, checks, and classification; RPA considers the TAP AB block model to be suitable to support Mineral Resource estimation.

Cut-off Grade and Whittle Parameters

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves.

A preliminary pit shell was generated using the Lerchs-Grossman optimization method as a constraint in the preparation of the open pit Mineral Resource estimate. The input parameters

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are presented in Table 14-12. Pit optimization derived pit discard cut-off grades of 0.30 g/t Au for oxide material and 0.40 g/t Au for fresh rock.

TABLE 14 - 12 SUMMARY OF MINERAL RESOURCE PIT SHELL INPUT PARAMETERS

Great Panther Mining Limited - TAP AB Deposit

Parameter	Value
Gold Price (Base Case)	US$1,750/oz Au
Exchange Rate	US$1:R$4.5
Mining Cost - oxide - fresh rock	US$2.55 /tonne US$2.93 /tonne
Processing Cost - oxide - fresh rock	US$10.07 /tonne US$15.48 /tonne
General and Administration Cost	US$5.20 /tonne
Gold Recovery	93%
Pit Discard Cut-off Grade - oxide -fresh rock	0.30 g/t Au 0.40 g/t Au
Overall wall slope angle - oxide - fresh	36° 48° - 52°

Underground Mineral Resources were estimated using a cut-off grade of 1.3 g/t Au, based on an underground mining cost of US$50/t and all other parameters as listed in Table 14-12.

Mineral Resource Statement

The Mineral Resources are inclusive of Mineral Reserves. The open pit Mineral Resources reported for the TAP AB deposit are constrained by a resource shell and depleted using a topographic surface as at September 30, 2020. Underground Mineral Resources are constrained by areas enclosing manually selected contiguous blocks higher than 1.3 g/t Au and have a minimum thickness of 2 m. A 30 m thick zone underneath the resource shell acts as a crown pillar, separating the open pit and underground Mineral Resources. Block cut-off grades of 0.30 g/t Au and 0.40 g/t Au were used to report the oxide and fresh rock open pit Mineral Resources, while for underground all the material inside the reporting areas is reported. Mineral Resources are shown in Table 14-13 and the open pit resource shell and underground resource areas are shown in Figure 14-17. The mineralization remains open at depth.

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TABLE 14 - 13 MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2020

Great Panther Mining Limited - TAP AB Deposit

Category	Mining Scenario	Oxidation	Tonnage	Grade	Contained Metal
			(000 t)	(g/t Au)	(000 oz Au)
Indicated	OP	Oxide	4,190	1.62	218
	OP	Fresh	3,415	1.50	165
	UG	Fresh	247	2.59	21
Total Indicated			7,852	1.60	404

Inferred	OP	Oxide	306	2.73	27
	OP	Fresh	318	2.27	23
	UG	Fresh	889	2.72	78
Total Inferred			1,513	2.63	128

Notes:

1.	CIM (2014) definitions were followed for the Mineral Resource estimate.
2.	The Mineral Resources for the TAP AB Open Pit are estimated using drill hole and sample data as of July 31, 2020. The Mineral Resources for the TAP AB Underground are estimated using drill hole and sample data as of September 30, 2020.
3.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au for oxidized material and 0.40 g/t Au for fresh rock for open pit, and at a cut-off grade of 1.30 g/t Au for underground.
4.	Mineral Resources are estimated using a long-term gold price of US$1,750/oz Au, and a US$/R$ exchange rate of 1:4.5.
5.	A minimum width of 3 m was used for the preparation of mineralization wireframes.
6.	Densities vary by weathering, mineralization, and lithology.
7.	Mineral Resources are inclusive of Mineral Reserves.
8.	Open pit Mineral Resource estimates are constrained by a resource shell. Underground Mineral Resources are constrained by areas of higher grade contiguous blocks with a minimum thickness of 2 m.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

FIGURE 14 - 17 TAP AB OPEN PIT RESOURCE SHELL AND UNDERGROUND RESOURCE AREAS

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Comparison With Previous Estimate

A comparison with the 2019 Estimate is provided in Table 14-14. The updated resource model is comparable with the previous model regarding the metal contained and its general distribution; however, the 2020 Estimate has a much larger open pit resource and a reduced underground resource, for a similar number of overall ounces.

The Indicated Mineral Resources overall have increased as lower grade material below the 2019 Mineral Resource shell, not suitable for underground Mineral Resources, was brought into the open pit, in addition to upgrading classification in areas of new drilling.

TABLE 14 - 14 COMPARISON WITH PREVIOUS ESTIMATE

Great Panther Mining Limited - TAP AB Deposit

Resource Estimates	Indicated			Inferred
	Tonnes (000 t)	Grade (g/t Au)	Ounces (000 oz Au)	Tonnes (000 t)	Grade (g/t Au)	Ounces (000 oz Au)
Open Pit
2019	1,607	2.33	120	-	-	-
2020	7,605	1.56	382	625	2.49	50
Difference	5,998	-0.77	262	-	-	-
% Difference	373%	-33%	218%
Underground
2019	357	4.63	53	5,767	2.13	359
2020	247	2.59	21	889	2.72	78
Difference	-110	-2.04	-32	-4,878	0.59	-281
% Difference	-31%	-44%	-60%	-85%	28%	-78%
Total
2019	1,964	2.75	173	5,767	2.13	359
2020	7,852	1.62	430	1,514	2.63	128
Difference	5,888	-1.13	257	-4,253	0.50	-231
% Difference	300%	-41%	149%	-74%	23%	-64%

The optimized pit shell used to report the updated 2020 Estimate reached far deeper than the pit shell used for the 2019 Estimate as shown in Figure 14-18.

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FIGURE 14 - 18 RESOURCE SHELL COMPARISON

A number of sensitivity tests were conducted on the block model and whittle pit optimization to validate and understand the Mineral Resource change. In order of importance, the principal drivers of the open pit Mineral Resource increase were determined to be:

•	Exploration drilling identifying higher grade material at a critical distance below surface which facilitated a large resource shell expansion.
•	Lower modelling cut-off grade.
•	Higher gold price and exchange rate and associated lower reporting cut-off grade.

The effect of these drivers was tempered in part by:

•	Lower overall capping levels established statistically for each domain.
•	Interpolation plan and grade restriction strategy.

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Urucum Deposit

Open Pit

Topography and Excavation Models

Great Panther prepares digital topographic models of the open pit mining excavations on a regular basis as mining progresses using information collected from drone surveys as well as conventional total station surveying equipment. The information collected from these periodic surveys is integrated, for the various mining areas that make up the Urucum deposit, into one integrated topographic model of the as-mined topographic surface. The topographic surface used for the Urucum deposit was that current as of September 30, 2020 (Figure 14-19).

Mineral Resource Database

The presence and distribution of the gold mineralization found at the Urucum deposit is defined by means of diamond drill holes, auger drill holes, and RC drill holes completed during deposit delineation drilling programs, as well as RC drill samples, chip/channel samples, RAB hole samples and blast hole samples taken as part of the grade control sampling programs. All information is entered into an ACQUIRE geological database management system which stores all drill hole and sample information for the Tucano Gold Mine.

Subsets from this master database were extracted by the Tucano Gold Mine staff and used for preparation of the Urucum Mineral Resource estimate. All the drill holes contained within the Urucum subset of the database were used to prepare the estimate. All the drill hole data was exported from the Acquire Database to the Hexagon Minesight software package.

The cut-off date for the drill hole database is July 31, 2020 and September 30, 2020 for the geochemistry database. The location of the drill holes which were used to prepare the 2020 Mineral Resource estimate are shown in Section 10 above and figure 14-15 below. The drilling has outlined gold mineralization along a strike length of approximately 2,300 m and from surface to depths of up to 600 m at the Urucum North deposit. A summary of the full Urucum database is provided in Table 14-15. Figure 14-20 shows the distribution of drillholes for the individual pits that makeup the Urucum deposit.

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FIGURE 14 - 19 PLAN VIEW OF THE AS_MINED SURFACE FOR THE URUCUM PIT AS OF SEPTEMBER 30, 2020

401 750
402 000
402 250
N
W
E
S
100 000
URNFF
URNFS
99 500
URCN
99 000
0
250
500
750
Meters
URCS
98 500
URS
98 000
Source: Great Panther, 2020
September 2020

Figure 14-1

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Proposed TSF Expansion

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FIGURE 14 - 20 PLAN VIEW OF THE AS-MINED SURFACE FOR THE URUCUM DEPOSIT AS OF SEPTEMBER 30, 2020 - WITH DRILLHOLES BY PIT LIMIT

401 750
402 000
402 250
100 000
99 500
99 000
98 500
98 000
URNFF
URNFS
URCN
URCS
URS

	Hole Type	Number of Holes	Total Length (m)
URNFF	Auger (AG)	427	2 194
	Channel (CH)	67	648
	Diamond Drill (DD)	212	54 683
	Rotary Air Blast (RB)	1 077	10 702
	Reverse Circulation (RC)	1 003	52 034
	Trench Samples (TR)	0	0
	Total	**2 786**	**120 261**
URNFS	Auger (AG)	18	105
	Channel (CH)	17	83
	Diamond Drill (DD)	22	7 289
	Rotary Air Blast (RB)	56	570
	Reverse Circulation (RC)	133	6 242
	Trench Samples (TR)	0	0
	Total	**246**	**14 290**
URCN	Auger (AG)	508	2 739
	Channel (CH)	982	24 427
	Diamond Drill (DD)	78	18 707
	Rotary Air Blast (RB)	821	7 203
	Reverse Circulation (RC)	1 894	65 934
	Trench Samples (TR)	0	0
	Total	**4 283**	**119 009**
URCS	Auger (AG)	647	3 093
	Channel (CH)	2 447	51 677
	Diamond Drill (DD)	85	15 537
	Rotary Air Blast (RB)	836	5 733
	Reverse Circulation (RC)	1 584	59 039
	Trench Samples (TR)	151	4 351
	Total	**5 750**	**139 429**
URS	Auger (AG)	70	311
	Channel (CH)	17	703
	Diamond Drill (DD)	34	6 018
	Rotary Air Blast (RB)	261	1 732
	Reverse Circulation (RC)	471	20 705
	Trench Samples (TR)	0	0
	Total	**853**	**29 469**

URUCUM NORTH FINAL PHASE (URNFF)
URUCUM SOUTH SOUTH PHASE (URNFS)
URUCUM CENTER NORTH (URCN)
URUCUM CENTER SOUTH (URCS)
URUCUM SOUTH (URS)

Source: GPM, 2020

0 250 500 750
Meters

GREAT PANTHER
MINING LIMITED

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TABLE 14 - 15 SUMMARY OF THE URUCUM DRILL HOLE DATABASE AS OF JULY 31, 2020

Hole Type	Number of Holes	Total Length (m)
Auger (AG)	1,670	8,442
Chip/Channel (CH)	3,530	77,537
Diamond Drilling (DD)	431	102,234
Rotary Air Blast (RB)	3,051	25,940
Reverse Circulation (RC)	5,085	203,953
Trench Samples (TR)	151	4,351
Total	13,918	422,457

Lithology Model

In 2018, digital models of the main host rock types encountered at the Urucum deposit were prepared by the Mine staff using a series of vertical, east-west cross-sections that were equally spaced at 10m intervals. The Hexagon Minesight software package was used to create the interpretations of the lithological packages. In 2020, the focus centered on updating the post mineral pegmatite that in places crosses the mineralization (Figure 14-21) and the weathering surface (Figure 14-22).

The main lithology types include Banded Iron Formation (BIF), an iron rich carbonate unit, quartz-sericite schist, and pegmatite (Figure 14-23). The BIF unit has been the host to the majority of the gold mineralization to date, although minor quantities of gold are also hosted by the carbonate unit. Excluding the pegmatite units (Figure 14-24), all rock units strike in a general north-south direction and have sub-vertical or steep easterly dips.

A digital model of the nominal top of the fresh rock has been prepared using available information obtained from drill holes and mining activities. The depth of weathering in the area of the Urucum deposit varies at the detailed scale but is generally on the order of 50 m (Figure 14-22). The top of the oxide zone is generally capped by the presence of a “colluvium” layer that represents weathered material that has been intensely leached resulting in a stone-line covered by a soil plasma zone or slope transported colluvium. The depth of this “colluvium” layer varies at the detailed scale but is generally on the order of several to 10 m in thickness.

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FIGURE 14 - 21 PEGMATITE, SECTION 99,100N - URUCUM DEPOSIT

FIGURE 14 - 22 WEATHERING SECTION 99,100N - URUCUM DEPOSIT

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FIGURE 14 - 23 LITHOLOGY AND MINERALIZATION, 101 BENCH - URUCUM DEPOSIT

401 850
402 100
99 600
99 350
99 100
98 850
98 600
98 350
401 900
402 000
99 850
99 725
Colluvium
BIF
Calcossilicate
Schist
Pegmatite
0
200
400
600
Meters
GREAT PANTHER
MINING LIMITED
Lithology Map – Bench 101
Source: GPM, 2020

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FIGURE 14 - 24 PEGMATITE INTRUDING BIF - Tucano Gold Mine

INICIO
BIF
Pegmatite
INICIO

Figure 14-3

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

Pegmatite Intruding BIF - Tucano Gold Mine

March 2020

Source: RPA, 2020.

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Mineralization Models

In 2020 the gold mineralization envelopes for the Urucum deposit have been updated in the LeapFrog Geo software package focusing on two key changes: (1) Using a new cut-off grade; and (2) integration of the orebodies along the whole of the Urucum trend.

In general, the interpretations were created by examining drill hole and channel sample information in cross sectional views. The mineralization wireframes were based on a series of interpretations created by Mine staff in earlier years but updated to incorporate additional exploration and grade control drill hole and channel sample information. The updated mineralization wireframes were created using a nominal cut-off grade of 0.3 g/t Au across a minimum width of three metres to align with the marginal cut-off grade and minimum width criteria that are currently being employed by the Mine staff for establishing the ore/waste dig packets. It is important to note that the cut-off grade of 0.3 g/t Au represents a pit-discard cut-off grade that considers Mining and General and Administration costs only. In all, a total of 32 mineralized wireframes were generated to represent the mineralized bodies at Urucum. Gold mineralization has been modelled along a strike length of approximately 2,300 m and to a depth of approximately 600 m from surface.

Great Panther has initiated the recommendation made by RPA in their report on the 2019 MRMR, in which they suggest generating a second series of wireframe models specifically developed to reflect the Urucum underground deposit at an appropriate cut-off grade and minimum width criteria, reflective of the envisioned operational scenario for an underground mining operation. In addition to solid wireframes at a 2.5g/t cut-off, Great Panther is also carrying out evaluations of new estimation processes that may give better correlation with the complexities of the mineralization at the Tucano Gold Mine. These studies are being applied in the upper parts of the mined area where the density of data allows improved definition of estimation parameters that can then be extrapolated to mineralization zones at depth, where data density is less. These studies will be used to guide drilling in 2021 to better define and extend the underground resource potential.

Exploratory Data Analysis and Grade Capping

Analyses of the gold grade distributions were conducted for those sample assays contained within the 32 mineralized wireframes, to characterize the zone within each one. Following a full analysis with support of specialized software packages including GSLib and Isatis, the

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wireframes were categorized into 3 geostatistical domains. These analyses included preparation of descriptive statistics for each wireframe, along with examination of the grade distribution using histogram and probability log-normal plots. The purpose of this exercise was to identify the presence of outlier gold values whose influence on the Mineral Resource estimate needed to be restrained. Further support in analysis of the geostatistics was obtained using reconciliation data generated in 2020 by monthly MRMR model vs mine vs production reconciliation.

In 2019, orebodies and domain studies were carried out on wireframes separated by project (Urucum South, Urucum Central and Urucum North). In the 2020 MRMR, Urucum was treated as an integrated project giving greater continuity to mineralization zones, reducing the number or mineralization zones through integration, and therefore improving the geostatistical parameters. Based on the analysis of the geostatistics of the 32 mineralization zones, they were categorized into 3 separated domains as shown below (Figure 14-25).

Review of the results of these analyses suggest that appropriate capping values for the Geostatistical Domains are:

•	Geostatistical Domain 1: 35 g/t Au (Figure 14-26);
•	Geostatistical Domain 2: 35 g/t Au (Figure 14-27); and
•	Geostatistical Domain 3: 12 g/t Au (Figure 14-28).

The basic geostatistics for the capped and un-capped domains are presented in Table 14-16. In comparison, the capping value applied to the raw assays for creation of the last Long Term (and used in grade control) block models is 12 g/t Au for Urucum South, 20 g/t Au for Urucum Central, 15 g/t Au for Urucum North.

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FIGURE 14 - 25 GEOSTATISTICAL DOMAINS

FIGURE 14 - 26 GEOSTATISTICAL DOMAIN 1 PROBABILITY PLOT

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FIGURE 14 - 27 GEOSTATISTICAL DOMAIN 1 PROBABILITY PLOT

FIGURE 14 - 28 GEOSTATISTICAL DOMAIN 3 PROBABILITY PLOT

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TABLE 14 - 16 DESCRIPTIVE STATISTICS OF CAPPED AND UNCAPPED COMPOSITED ASSAYS BY GEOSTATISTICALS DOMAIN

	GEOSTATISTICAL DOMAINS
	DOMAIN 01		DOMAIN 02		DOMAIN 03
	No Cap	Capped	No Cap	Capped	No Cap	Capped
Average	1.55	1.53	1.36	1.35	0.90	0.89
Median	0.64	0.64	0.62	0.62	0.60	0.60
Standard Deviation	3.12	2.77	2.62	2.43	1.31	1.07
Coef of Variation	2.02	1.81	1.93	1.80	1.45	1.19
Sample Variance	9.75	7.66	6.86	5.89	1.72	1.14
Minimum	0.0025	0.0025	0.0025	0.0025	0.0025	0.0025
Maximum	122.26	35.00	85.16	35.00	53.42	12.00
Count	16 901	16 901	19 856	19 856	5 408	5 408
# Samples Capped	N/A	14	N/A	14	N/A	8
% Samples Capped	N/A	0.08%	N/A	0.07%	N/A	0.15%

Compositing

The selection of an appropriate composite length began with examination of the descriptive statistics of the sample lengths of the raw assay data and preparation of histograms of the sample lengths. Sampling is nominally on 1-metre intervals but may vary from 0.6m to 1.6m. Consideration was also given to the size of the blocks that would be used in the block model. The block model has a Parent Cell of 3 x 5 x 4 metres. Samples have been composited on two metre intervals with the composites generated in MineSight.

The descriptive statistics of the composite samples for each of the 32 mineralized wireframes are provided in Table 14-17 and summarized by Domains in Table 14-18.

Bulk Density

A large number of density measurements (44,271 measurements in total) are available for the various lithological and weathering units present in the Urucum deposit. For the purposes of this Mineral Resource estimate, each of these density measurements was assigned to one of the principal lithological units using the geology wireframe interpretations described above. Similarly, each of the density measurements were assigned to either oxidized or fresh rock as defined by the interpreted surface indicating the limit of oxidization.

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TABLE 14 - 17 DESCRIPTIVE STATISTICS OF CAPPED AND UNCAPPED COMPOSITED ASSAYS BY OREBODIES

	GEOSTATISTICAL DOMAIN 01
	Lode 01		Lode 02		Lode 03		Lode 06		Lode 07		Lode 08		Lode 12		Lode 13
	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped
Average	1.32	1.32	1.79	1.75	0.66	0.66	1.64	1.64	1.52	1.52	1.03	1.03	0.74	0.74	0.65	0.65
Median	0.64	0.64	0.69	0.69	0.31	0.31	0.61	0.61	0.52	0.52	0.49	0.49	0.50	0.50	0.40	0.40
Standard Deviation	2.17	2.15	3.72	3.16	1.31	1.31	3.04	3.04	3.20	3.20	2.04	2.04	1.23	1.23	0.80	0.80
Coef of Variation	1.64	1.63	2.08	1.81	1.97	1.97	1.85	1.85	2.11	2.11	1.98	1.98	1.66	1.66	1.22	1.22
Sample Variance	4.72	4.64	13.83	10.01	1.71	1.71	9.21	9.21	10.27	10.27	4.16	4.16	1.50	1.50	0.63	0.63
Minimum	0.0025	0.0025	0.0025	0.0025	0.0120	0.0120	0.0050	0.0050	0.0050	0.0050	0.0050	0.0050	0.0180	0.0180	0.0050	0.0050
Maximum	41.12	35.00	122.26	35.00	10.24	10.24	30.54	30.54	28.24	28.24	17.41	17.41	16.90	16.90	4.12	4.12
Count	5 885	5 885	9 084	9 084	84	84	429	429	362	362	105	105	458	458	129	129
# Samples Capped	N/A	1	N/A	13	N/A	0	N/A	0	N/A	0	N/A	0	N/A	0	N/A	0
% Samples Capped	N/A	0.02%	N/A	0.14%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%

	GEOSTATISTICAL DOMAIN 01						GEOSTATISTICAL DOMAIN 02
	Lode 14		Lode 18		Lode 19		Lode 11		Lode 20		Lode 21		Lode 22		Lode 23
	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped
Average	0.48	0.48	0.94	0.94	1.14	1.14	0.51	0.51	1.81	1.81	0.48	0.48	1.53	1.51	1.28	1.27
Median	0.24	0.24	0.48	0.48	0.59	0.59	0.36	0.36	0.78	0.78	0.32	0.32	0.65	0.65	0.66	0.66
Standard Deviation	0.60	0.60	1.39	1.39	2.56	2.56	0.56	0.56	2.77	2.77	0.56	0.56	3.01	2.66	2.66	2.42
Coef of Variation	1.26	1.26	1.48	1.48	2.26	2.26	1.10	1.10	1.53	1.53	1.16	1.16	1.97	1.76	2.08	1.92
Sample Variance	0.37	0.37	1.93	1.93	6.56	6.56	0.31	0.31	7.66	7.66	0.31	0.31	9.06	7.06	7.07	5.88
Minimum	0.0260	0.0260	0.0070	0.0070	0.0220	0.0220	0.0200	0.0200	0.0030	0.0030	0.0025	0.0025	0.0050	0.0050	0.0030	0.0030
Maximum	2.54	2.54	8.42	8.42	21.33	21.33	1.91	1.91	32.12	32.12	4.70	4.70	76.91	35.00	47.61	35.00
Count	45	45	249	249	71	71	14	14	5 559	5 559	348	348	2 361	2 361	1 976	1 976
# Samples Capped	N/A	0	N/A	0	N/A	0	N/A	0	N/A	0	N/A	0	N/A	2	N/A	5
% Samples Capped	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.08%	N/A	0.25%

	GEOSTATISTICAL DOMAIN 02
	Lode 24		Lode 25		Lode 27		Lode 28		Lode 29		Lode 32		Lode 33		Lode 34
	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped
Average	0.95	0.93	1.05	1.05	1.06	1.06	1.40	1.37	1.13	1.13	1.10	1.10	1.08	1.08	0.74	0.74
Median	0.51	0.51	0.59	0.59	0.58	0.58	0.59	0.59	0.50	0.50	0.53	0.53	0.60	0.60	0.57	0.57
Standard Deviation	2.39	1.84	1.88	1.81	1.90	1.90	3.51	2.98	2.31	2.31	2.60	2.60	1.35	1.35	0.38	0.38
Coef of Variation	2.50	1.97	1.78	1.72	1.79	1.79	2.51	2.18	2.05	2.05	2.37	2.37	1.25	1.25	0.52	0.52
Sample Variance	5.71	3.37	3.53	3.27	3.60	3.60	12.32	8.89	5.33	5.33	6.76	6.76	1.83	1.83	0.15	0.15
Minimum	0.0030	0.0030	0.0050	0.0050	0.0025	0.0025	0.0040	0.0040	0.0050	0.0050	0.0050	0.0050	0.0050	0.0050	0.3600	0.3600
Maximum	69.67	35.00	42.27	35.00	32.14	32.14	85.16	35.00	30.32	30.32	31.08	31.08	10.72	10.72	1.74	1.74
Count	2 030	2 030	2 100	2 100	1 588	1 588	2 005	2 005	367	367	385	385	397	397	16	16
# Samples Capped	N/A	2	N/A	1	N/A	0	N/A	4	N/A	0	N/A	0	N/A	0	N/A	0
% Samples Capped	N/A	0.10%	N/A	0.05%	N/A	0.00%	N/A	0.20%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%

	GEOSTATISTICAL DOMAIN 01								GEOSTATISTICAL DOMAIN 02
	Lode 35		Lode 39		Lode 40		Lode 42		Lode 26		Lode 36		Lode 37		Lode 41
	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped	No Cap	Capped
Average	1.17	1.17	1.26	1.26	0.68	0.68	0.85	0.85	0.90	0.89	1.12	1.12	0.80	0.80	0.95	0.95
Median	0.74	0.74	0.66	0.66	0.53	0.53	0.57	0.57	0.60	0.60	0.82	0.82	0.70	0.70	0.84	0.84
Standard Deviation	1.42	1.42	1.99	1.99	0.65	0.65	1.29	1.29	1.32	1.07	0.91	0.91	0.78	0.78	0.79	0.79
Coef of Variation	1.22	1.22	1.58	1.58	0.95	0.95	1.51	1.51	1.46	1.20	0.82	0.82	0.97	0.97	0.83	0.83
Sample Variance	2.03	2.03	3.94	3.94	0.42	0.42	1.66	1.66	1.73	1.14	0.84	0.84	0.61	0.61	0.63	0.63
Minimum	0.0100	0.0100	0.0100	0.0100	0.0050	0.0050	0.0025	0.0025	0.0025	0.0025	0.0400	0.0400	0.0200	0.0200	0.2050	0.2050
Maximum	9.75	9.75	16.95	16.95	4.80	4.80	11.80	11.80	53.42	12.00	6.67	6.67	2.45	2.45	3.24	3.24
Count	146	146	126	126	289	289	149	149	5 311	5 311	72	72	10	10	15	15
# Samples Capped	N/A	0	N/A	0	N/A	0	N/A	0	N/A	8	N/A	0	N/A	0	N/A	0
% Samples Capped	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.00%	N/A	0.15%	N/A	0.00%	N/A	0.00%	N/A	0.00%

All samples were then composited into equal two metre lengths and were used to interpolate the dry bulk density values into the block model for each respective lithological unit using Ordinary Kriging (OK). Figure 14-29 to Figure 14-32 show the variograms used in the OK and are summarized in Table 14-18. The summary of average of densities for Urucum project are presented in Table 14-18.

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FIGURE 14 - 29 VARIOGRAM FOR DENSITY FOR BIF (2000)

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FIGURE 14 - 30 VARIOGRAM FOR DENSITY FOR CALCO (3000)

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FIGURE 14 - 31 VARIOGRAM FOR DENSITY FOR SCHIST (4000)

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FIGURE 14 - 32 VARIOGRAM FOR DENSITY FOR PEGMATITE (5000)

TABLE 14 - 18 SUMMARY OF VARIOGRAMS DENSITY BY ROCK TYPE - URUCUM DEPOSIT

						Structure 1				Structure 2
Type	LITHO	Type	Azimuth	Dip	Nugget Effect	Sill	X	Y	Z	Sill	X	Y	Z
FRESH ROCK	BIF (2000)	Variogram	0	-80	0.028	0.015	150	75	80	0.015	150	150	90
	CALCO (3000)	Variogram	0	-80	0.016	0.334	55	100	30	0.010	150	110	50
	SCHIST (4000)	Variogram	0	-70	0.003	0.016	45	55	55	0.016	180	220	155
	PEGMATITE (5000)	Variogram	0	-70	0.010	0.023	75	105	55	0.030	85	150	85

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TABLE 14 - 19 DENSITY AVERAGE BY ROCK TYPE - URUCUM DEPOSIT

	LCODE	LITHOLOGY	DENSITY AVERAGE
Oxide*	1000	COLLUVIUM	2.28
	2000	BIF	2.00
	3000	CARBONATE	1.87
	4000	SCHIST	1.69
	5000	PEGMATITE	1.76
FRESH**	2000	BIF	3.23
	3000	CARBONATE	3.09
	4000	SCHIST	2.80
	5000	PEGMATITE	2.72

*	Average of Dry Density (Similar 2019 methodology)
**	Ordinary Kriging

Variography:

Variography studies had been performed using the Isatis software package wherein the spatial continuity of the capped, composited gold grades was examined on a grouped basis for the samples contained within the mineralized wireframes within the Geostatistical Domains defined above. The correlograms developed by these studies are presented in Figure 14-33 to Figure 14-35. A summary of the correlogram parameters derived for the Urucum lodes is presented in Table 14-20.

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FIGURE 14 - 33 SAMPLE CORRELOGRAMS - GEOESTATISTICAL DOMAIN 01

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FIGURE 14 - 34 SAMPLE CORRELOGRAMS - GEOESTATISTICAL DOMAIN 02

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FIGURE 14 - 35 SAMPLE CORRELOGRAMS - GEOESTATISTICAL DOMAIN 03

TABLE 14 - 20 SUMMARY OF CORRELOGRAM PARAMETERS

						Structure 1				Structure 2				Structure 3				Structure 4
Type	Domain	Type	Azimuth	Dip	Nugget Effect	Sill	X	Y	Z	Sill	X	Y	Z	Sill	X	Y	Z	Sill	X	Y	Z
Ore	1	Correlogram	350	-70	0.30	0.50	5	5	5	0.17	50	30	20	0.03	120	150	30
	2	Correlogram	340	-70	0.25	0.47	2	2	2	0.24	40	15	15	0.04	100	120	35
	3	Correlogram	0	-10	0.25	0.45	8	13	2	0.20	55	50	20	0.10	140	150	20

Block Model Construction

An upright, non-rotated block model was created by Mine staff using the Hexagon MineSight software package with the long axis of the blocks being oriented along the strike of the

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mineralized wireframe models (i.e. to the north). The selected parent block sizes were five metres in the north-south direction (along strike) by three metres in the east-west direction (across strike), and four metres in height. A sub-block model with blocks of 1 x 1 x 1 metre was also used. Block sizes reflect parameters used in daily production planning and the short-term grade control model.

The block model origins, dimensions, and attributes are provided in Table 14-21, and a list of the attributes used for each block is provided in Table 14-22.

TABLE 14 - 21 SUMMARY OF BLOCK MODEL ORIGIN AND EXTENTS - URUCUM DEPOSIT

	X (East)	Y (North)	Z (Level)
Minimum	401 539	97 950	-103
Maximum	402 232	100 360	257
Difference	693	2 410	360
Parent Cell	3	5	4
Subblock	1	1	1
Number of Parent Cell	231	482	90

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TABLE 14 - 22 SUMMARY OF BLOCK MODEL ATTRIBUTES - URUCUM DEPOSIT

Attribute in Block Model	Meaning of Attribute	Code	Meaning of Code	Type	Decimals
OXCOD	Oxidation	100	oxide	Integer	N/A
		10	fresh	Integer	N/A
SG-LP	Density			real	2
CLASS	Resource Class	1	Measured	Integer	N/A
		2	Indicated	Integer	N/A
		3	Inferred	Integer	N/A
		-	NOT CLASSIFIED/Not estimated
LCODE	Lithology	1000	Colluvium	Integer	N/A
		2000	BIF	Integer	N/A
		3000	Carbonate	Integer	N/A
		4000	Schist	Integer	N/A
		5000	Pegmatite	Integer	N/A
		6000	Amphibolite	Integer	N/A
MINED	Mined Status	1	Mined Out	Integer	N/A
		2	BackFill	Integer	N/A
		3	Insitu	Integer	N/A
DOMAIN	Domain (Code of Ore or Lithology)			Integer	N/A
OCOD	Ore Code			Integer	N/A
ORE	Ore or Waste	1	Ore	Integer	N/A
		3	Waste	Integer	N/A
AULP	Final Estimated Content (ALL ESTIMATED IN OK)			real	3
AUNN	Nearest Neighour Au Content			real	3
NHOL	Number of Holes to estimate			real	1
NCMP	Number of Composite used			real	1
KSLP	Kriging Slope			real	3
KVAR	Kriging Variance			real	3
TOPO	Air or Bellow Primitive	-	AIR	Integer	N/A
		1	BELLOW PRIMITIVE	Integer	N/A
BOX	BOX	1	URS	Integer	N/A
		2	URCS	Integer	N/A
		3	URCN	Integer	N/A
		4	URNFS	Integer	N/A
		5	URNFF	Integer	N/A

Table 14-23 summarizes the search strategy parameters used in the Mineral Resource estimation.

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TABLE 14 - 23 SUMMARY OF SEARCH STRATEGY AND INTERPOLATION PARAMETERS - URUCUM DEPOSIT (2020)

					First Search						Second Search						Third Search
Type	Domain	Azimuth	Dip	Plunge	X	Y	Z	Maximum Number of Samples per Drillhole	Min. N° of Samples	Max of Samples	X	Y	Z	Maximum Number of Samples per Drillhole	Min. N° of Samples	Max of Samples
Ore	1	350	-70	0	60	75	15	3	7	28	120	150	30	3	5	28	Populate Remaining
	2	340	-70	0	50	60	17.5	3	7	28	100	120	35	3	5	28
	3	0	-10	0	70	75	10	3	7	28	140	150	20	3	5	28
	* First Search Half of Correlogram. Second Double (Except Waste)

The first estimation used search parameters of half the correlogram parameters while the second estimation used the search parameters defined by the correlogram. The main change when comparing to the 2019 MRMR estimation is in the composite size which in 2019 was 1 metre and for 2020 MRMR, 2 metres has been used. The orientation and anisotropy ratios for the search strategies were slightly modified, because of the variography study. Gold grades were estimated for each mineralized wireframe individually using the Nearest Neighbour, OK interpolation algorithms within the Hexagon MineSight software package.

A multiple-pass estimation strategy was applied using “hard” domain boundaries. The hard domain boundaries defined by the wireframes were applied to the selection of composite samples to be used in grade estimation as well as for the block model to define blocks to receive estimated gold grades. Only data contained within the respective mineralized wireframes were used to estimate the gold grades, and only those blocks within the respective mineralized wireframes were allowed to receive grade estimates. Only the capped, composited grades were used to in the grade interpolation / estimation process.

The Mineral Resource estimate uses gold grades estimated using an OK interpolation algorithm. Any blocks lying within the post mineral pegmatite wireframe had their gold grades automatically reduced to zero. The grades were then transferred to the “Au_LP” attribute (Table 14-22) which was then used for reporting of the Mineral Resource estimate.

For mine planning purposes, gold grades were also estimated for those volumes for which drill hole and sample information were available but that resided beyond the limits of the defined mineralized wireframes. The grades for these areas were estimated using composites of the capped gold grades, an isotropic search ellipse and OK. For clarity, these gold grades were

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estimated for mine planning purposes only and were not considered in any estimates of the Mineral Resource.

Classification Criteria

Definitions for resource categories used in this report are consistent with those defined by CIM (2014) Definition Standards and adopted by NI 43-101. The estimated blocks within the mineralized wireframes were assigned an initial classification according to the criteria presented in Table 14-24. These initial classifications were then modified via a post-processing function which used smoothing by triangulation to arrive at a final, smoothed classification.

TABLE 14 - 24 SUMMARY OF INITIAL CLASSIFICATION CRITERIA - URUCUM DEPOSIT

	MEASURED				INDICATED				INFERRED
DOMAIN	Min. Drillholes	Min. Samples*	Estimated in Pass	Other	Min. Drillholes	Min. Samples*	Estimated in Pass	Other
1	3	7	1		2	5	1 or 2		Rest of Blocks
2	3	7	1	Slope of Regression >= 0.9 for Orebodies in URC and URS	2	5	1 or 2
3

Block Model Validation

Validation of the results of the long-term Mineral Resource block model included visual comparisons, evaluation of the accuracy of the block model coding, global accuracy of estimated grades, evaluation of local accuracy by preparation of swath plots and reconciliation with the short-term grade control block model. Table 14-25 shows the volume adherence comparing wireframe volumes with those of the sub-blocked, block model.

Visual Comparisons:

Visual comparisons between actual and estimated gold grades were conducted for selected mineralized wireframes of the various lodes at the Urucum deposit (Figure 14-36 and Figure 14-37). It can be seen that, while a general agreement is present between the distribution of the estimated gold grades and drill hole intercept grades, for those portions within the US$1,750/oz Mineral Resource pit surface, differences are present at the local scale due to the complexity of the mineralization at the Tucano Gold Mine.

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Global Estimate:

The accuracy of the global estimate of the gold grades was examined by comparison of the average gold grades for each mineralized wireframe with the corresponding capped composite grades Figure 14-36 and Figure 14-37. A cross check of the volumes of each of the mineralized wireframes with those coded in the block model are represented in Table14-25.

TABLE 14 - 25 VOLUME ADHERENCEOF WIREFRAMES AND BLOCK MODEL %

Orebody	Wireframe Volume	Block/Wire (%)	Block Model Volume
URCN_01	1 662 742	99.99%	1 662 638.29
URCN_02	2 265 191	100.00%	2 265 116.32
URCN_03	8 166	99.87%	8 155.14
URCN_06	74 951	99.99%	74 942.46
URCN_07	122 507	99.98%	122 480.86
URCN_08	59 794	99.98%	59 783.98
URCN_11	13 582	99.98%	13 579.57
URCN_12	53 462	99.98%	53 449.42
URCN_13	97 685	99.99%	97 672.30
URCN_14	5 848	100.15%	5 856.92
URCS_18	22 302	100.07%	22 317.06
URCS_19	4 927	99.97%	4 926.10
URCS_20	1 032 005	99.99%	1 031 909.26
URCS_21	43 944	100.00%	43 942.11
URN_22	1 145 025	100.00%	1 145 073.54
URN_23	455 348	99.97%	455 229.47
URN_24	673 859	100.03%	674 031.30
URN_25	918 126	99.99%	918 003.17
URN_26	1 138 693	99.76%	1 135 941.86
URN_27	582 545	99.99%	582 460.26
URN_28	809 918	99.99%	809 807.17
URN_29	123 732	99.94%	123 662.10
URS_32	234 346	99.99%	234 322.40
URS_33	100 450	99.95%	100 402.15
URS_34	11 225	99.98%	11 223.52
URS_35	44 119	99.96%	44 103.44
URS_37	1 876	99.68%	1 870.16
URS_39	52 376	99.99%	52 370.93
URS_40	38 369	99.97%	38 358.28
URS_41	20 713	100.03%	20 719.63
URS_42	64 677	99.99%	64 670.95
Total	11 882 504	99.97%	11 879 020

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FIGURE 14 - 36 VISUAL VALIDATION OF SV 98,900

- 137
- 97
- 57
402 200
401 900
Topography
2020 Ore Wireframes
2020 US$ 1750,00 Resource Pit Shell
Marg (0.40 – 0.82 g/t)
LG (0.82 – 1.0 g/t)
HG (1.0 – 1.6 g/t)
VHG (> 1.6 g/t)
GREAT PANTHER MINING LIMITED
Visual Validation SV 98,900
Source: GPM, 2020

FIGURE 14 - 37 VISUAL VALIDATION OF SV 98,700

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Swath Plots:

Swath plots in section and plan (i.e. bench) views were prepared for selected lodes in which the average capped, composited assays were compared with the average of the estimated block grades (Figure 14-38 and Figure 14-39). Examination of these plots suggests good agreement between the estimated grades and the informing samples for those portions of the block model containing a high density of drilling and sampling information. Higher variances are observed in areas where the density of sample information is reduced. A degree of smoothing is also observed.

Conclusion:

On the basis of its review and validation procedures, the Great Panther Qualified Persons for this section are of the opinion that the long-term Mineral Resource block model for the Urucum open pit resource is of sufficient quality to be acceptable for use in preparing this Mineral Reserve estimate.

Cut-off Grade

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves, for the Mineral Resources pit shell Great Panther selected US$ 1,750/oz Au and an exchange rate of BRL$4.5/USD.

Mineral Resource Statement

The Mineral Resources are inclusive of Mineral Reserves. The Mineral Resources are reported for the open pit component of the Urucum deposit below the excavation surface, as of an effective date of September 30, 2020. A block cut-off grade of 0.40 g/t Au was used to report the fresh rock Mineral Resources and a block cut-off grade of 0.30 g/t Au was used to report the oxide Mineral Resources (Table 14-26).

The Tucano Gold Mine is an operating, fully permitted mining and processing operation. Changes in the commodity prices, operating costs, or metallurgical recoveries, could have commensurate impacts upon the Mineral Resource estimates.

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FIGURE 14 - 38 SWATH PLOTS - LODE 01

GREAT PANTHER
MINING LIMITED
SWATH PLOT - NORTH COORDINATES
URUCUM - Orebody 1
Titulo
Number of Composites
BLK - Au OK
BLK - Au NN
Composites (Au g/t)

GREAT PANTHER
MINING LIMITED
SWATH PLOT - Level
URUCUM - Orebody 1
Au g/t
Number of Composites
North Coordinates
BLK - Au OK
BLK - Au NN
Composites (Au g/t)

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FIGURE 14 - 39 SWATH PLOTS - LODE 02

GREAT PANTHER
MINING LIMITED
SWATH PLOT - NORTH COORDINATES
URUCUM - Orebody 2
Titulo
Number of Composites
BLK - Au OK
BLK - Au NN
Composites (Au g/t)

GREAT PANTHER
MINING LIMITED
SWATH PLOT - Level
URUCUM - Orebody 2
Au g/t
Number of Composites
North Coordinates
BLK - Au OK
BLK - Au NN
Composites (Au g/t)

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TABLE 14 - 26 SUMMARY OF THE OPEN PIT MINERAL RESOURCES AS OF SEPTEMBER 30, 2020 - URUCUM DEPOSIT

Category	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Measured	2,309	1.46	108
Indicated	819	1.56	41
Sub-total, Measured and Indicated	3,128	1.48	149

Inferred	3	1.06	0

Notes:

1.	Mineral Resources were classified using CIM (2014) Definition Standards.
2.	Mineral Resources are inclusive of Mineral Resources.
3.	Mineral Resources for the Urucum Open Pit are estimated using drill hole and sample data as of September 30, 2020.
4.	Mineral Resources are estimated using a long-term gold price of US$1,750/oz Au and a US$/R$ exchange rate of 4.5 with cut-off grades of 0.3 g/t Au for oxide and 0.4 g/t Au for fresh rock.
5.	A minimum mining width of 3 m was used for preparation of mineralization wireframes.
6.	High gold assays were capped to 35 g/t Au for the Geostatistical Domains 1 and 2 and 12 g/t Au for Geostatistical Domain 3.
7.	Gold grades estimations used the Ordinary Kriging interpolation algorithm to prepare the Mineral Resource statements.
8.	Mineral Resource statements are prepared using constraining surfaces for open pit Mineral Resources.
9.	Mineral Resources, that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

Underground General Statement

The underground portion of the Urucum model was subdivided into Urucum North (URN) and Urucum Central, (URC) with a geographic divisor at 99,400 mN. The Urucum underground resource covers a strike length of approximately 800 m. The lodes form continuous subparallel, steeply dipping tabular sheets, hosted within BIF. The high-grade mineralization zones indicate a shallow north plunging control on high grade lodes within the mineralization plane. The geometry and plunge of the shoots are interpreted to be controlled by gently plunging F2 fold hinges and steeply dipping fault intersections.

The Urucum North underground model was based on data current to November 2, 2015 and was reported in the 2018 Technical Report prepared for Great Panther by AMC Consultants Pty Ltd. (AMC). No significant additional drilling, data generation or other studies have been undertaken since November 2015. In 2019, RPA reviewed the Urucum North underground model and resource. In the Technical Report released in March 2020, RPA also reported resources in the underground portion of the Urucum Central deposit using drill hole and sample

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data validated as of September 30, 2019. No significant additional drilling or data generation has taken place since September 2019.

For this report, the underground resources have been adjusted, and consider the deepening of the Urucum open pit Mineral Resource, pit design at US$1,750/oz gold and BRL$4.5/USD. Great Panther has modeled a Crown Pillar, that extends for 30 metres below the base of the US$ 1,750/oz gold, open pit design. This reduced the Urucum North underground resource, gold content by 11%. For Urucum Central, the numbers remain unchanged as there is no significant change when comparing the 2019 MRMR resource pit shell at US$ 1,500/oz gold and the 2020 MRMR resource pit shell at US$ 1,750/oz gold.

Urucum North Underground

In the 2019 MRMR Technical Report (filed on March 25, 2020), RPA reviewed the parameters, workflows, and results used to prepare the block model generated by AMC in the MRMR Technical Report released in 2018, including the underground Mineral Resources at Urucum North. The underground resource was estimated by AMC, for data current to November 2, 2015. Drilling completed between 2017 and September 2019 was reviewed by RPA and in RPA’s opinion does not materially impact the AMC 2018, Mineral Resource estimate. RPA considered that overall, at the time, these were judged to be adequate for preparing updated statements of the updated Mineral Resource.

In 2019 RPA stated that they made several modifications to the AMC resource estimate, including the use of a constraining surface to reflect a resource open pit shell to report open pit resources. Underground resources are reported below the pit surface at a higher cut-off grade. In order to ensure that the underground component has sufficient spatial continuity, RPA constructed underground shapes that were based on a cut-off grade of 1.60 g/t Au and reported all blocks within these shapes as underground Mineral Resources.

No additional drilling or other datasets have been generated for the underground resource since September 30, 2019 to July 30, 2020. Great Panther has included a 30m thick Crown Pilar from the base of the new Open Pit shell. Great Panther considers that this change to resource does not materially impact the RPA 2019, Mineral Resource estimate.

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Great Panther has initiated a drilling program that will be continued in 2021 with the objectives of validating grades and continuity within, and along the extensions of the high-grade underground zones. This information will be used to generate a new resource model to be used to guide further studies and provide an updated Mineral Resource and Reserve estimate on the underground mineralization in late 2021 or 2022.

Topograhy and Excavation Models

As indicated, in 2020 Great Panther generated a constraining surface for the Urucum North open pit resource shell. This was used to define the extents of a 30m thick Crown Pillar and delimit the upper extent of the underground resource model.

Mineral Resource Database

The drill hole database includes 5,674 holes with assays from auger, channel, trench, diamond, RAB, and RC holes. Table 14-27 summaries the subset of 5,227 holes that intersect the mineralized domains at Urucum North, and Table 14-28 summarizes only those drill holes that intersect the mineralized domains in the underground portion of the deposit.

TABLE 14 - 27 SUMMARY OF THE RESOURCE DATABASE

Drill hole Type	Count	Metres
DDH	133	45,088
RC	30	2,716
Channel	7	102
RAB	84	688
Auger	7	43
Total	261	48,637

TABLE 14 - 28 SUMMARY OF THE UNDERGROUND DATABASE

Drill hole Type	Count	Metres
DDH	114	43,083
RC	11	1,207
Total	129	44,290

In 2019, RPA conducted several checks on the resource database, including a search for unique, missing, and overlapping intervals: a total depth comparison, duplicate holes, property boundary limits, and a visual search for extreme or deviant survey values.

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As of September 30, 2019, the resource database is considered by RPA to be sufficiently reliable for grade modelling and Mineral Resource estimation. No additional drilling on the underground resource at Urucum has been conducted since September 30, 2019. Independent checks by the Great Panther QPs for this section, have reviewed the data and agree that the data used is sufficiently reliable for grade modelling and Mineral Resource estimation.

Mineralization Models

Twenty-four mineralized lodes at Urucum North were constructed using a 0.3 g/t Au nominal cut-off, and typically extended 20 m between sections and up to 40 m beyond the last drill hole intersection. No minimum thickness was used for modelling, and lodes may be less than one metre in thickness at depth.

In the 2019 MRMR, RPA recommended that a minimum mining thickness is used when modelling mineralized domains and that wireframes are snapped to assays. Great Panther has adopted this recommendation in new modeling currently being undertaken.

Exploratory Data Analysis

AMC calculated statistics for raw assay data by lode domain. RPA reviewed the assay statistics and concludes that it accurately summarizes the data. There is no additional data available and the Great Panther QPs for this section have reviewed this data and consider that overall, the statistics are judged to be adequate.

Compositing

AMC created one metre downhole composites inside the mineralized domains beginning at the upper contacts and flagged by domain code. If the remaining length was greater than or equal to 0.50 m, the composite was accepted as part of the data set; if the remaining length as less than 0.50 m, the composite was not included. A total of 3,440 composites were created within the mineralized domains and used for resource estimation.

In the MRMR Technical report released in March 2020, it is stated that, “In RPA’s opinion, a composite length of one metre is appropriate for the Urucum North underground Mineral Resource. RPA conducted a check on assays and composites within the Urucum North wireframe models and the results were reasonably consistent with data included in the

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previous Technical Report.” The Great Panther QPs for this section have reviewed this data and have not found any material difference attributable to the composite lengths above.

Capping High Grade Values

AMC opted to cap high grade assay data after compositing. Each mineralized domain was reviewed by RPA for outliers using logarithmic histograms and probability plots. Grade capping was established within the 98th and 100th percentile of the grade distribution curve. For domains with fewer than 100 composite samples, no grade capping was applied. In such domains with uncapped composites, AMC controlled the influence of high-grade samples by applying more restrictive ranges during grade interpolations as described below.

RPA reviewed the statistical distribution of the original assay and composite data by plotting histograms and log scale probability plots. In RPA’s opinion the capping values used by AMC on composite samples is acceptable. RPA recommends, however, that capping values are applied to assays prior to compositing. In the opinion of the Great Panther QPs for this section this does not materially impact the Mineral Resource estimate, however it is considered an improved procedure and the recommendation will be adopted by Great Panther.

Bulk Density

Bulk density measurements were assigned to a lithological unit and interpolated into the block model using the Nearest Neighbor (NN) method. A total of 19,754 samples, most within fresh rock, were available.

In RPA’s opinion, the average bulk density values of the lithological units at Urucum North appear reasonable. This data is considered sufficiently reliable for grade modelling and Mineral Resource estimation by the Great Panther QPs for this section.

Variography and Interpolation Parameters

AMC grouped all the resource domains together to review the spatial variability at Urucum North: most lodes have too few samples to generate a robust model. Semi-variograms were developed using the one metre capped composite Au samples. The variogram is aligned with the strike and dip of the lodes with ranges of 130 m (major) by 120 m (semi-major) by 25 m (minor).

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Gold grades were estimated in three consecutive Ordinary Kriging (OK) passes using the parent cells, hard boundaries, and one metre capped composites. The radius for the first and second pass is based on the variogram ranges and the search ellipsoid was oriented in the same direction as the variogram. A larger search was used for the third pass to fill all empty blocks. Interpolation and search parameters used by AMC are summarized in Table 14-29.

TABLE 14 - 29 SUMMARY OF SEARCH PARAMETERS

Parameter	Pass 1	Pass 2	Pass 3
No. Composites (min/max)	12/32	12/32	4/32
Search type	Octant	Octant	-
Optimal Samples per Octants	3	3	-
Min. drill holes	3	2	1
Search radius (% of variogram)	100%	100%	-
Search radius X (m)	130	130	*
Search radius Y (m)	120	120	*
Search radius Z (m)	25	25	*

Note.* Large enough to estimate all blocks

AMC used a high-grade restriction of 20 m to limit the influence of high-grade samples at a defined cut-off grade.

Block Model Construction

AMC constructed the Urucum North underground block model in the National Grid system (UTM SAD69 Zone 22N) using Surpac software. The estimation was completed in Isatis and imported into the sub blocked Surpac model. Table 14-30 summarizes the block model parameters at Urucum North.

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TABLE 14 - 30 BLOCK MODEL PARAMETERS - URUCUM NORTH
UNDERGROUND

	Easting (X)	Northing (Y)	Elevation (Z)
Minimum (m)	401,500	97,940	-683
Maximum (m)	402,316	100,440	317
Extents (m)	816	2,500	1,000
Block size (m)	8.0	20.0	20.0
Sub block size (m)	1.0	5.0	2.5
Rotation (° around axis)	0°	0°	0°

Given the narrowness of the mineralized domains, RPA recommends using a smaller block size at Urucum North underground. RPA have been engaged to carry out studies on methods of enhancing the mineralization wireframes and geologic model at Urucum. These studies will be incorporated into future underground Mineral Resource estimates and assist in defining the optimum block model parameters. Great Panther QPs for this section consider that overall the block model parameters used are judged to be adequate for grade modelling and Mineral Resource estimation.

Classification

Resources were classified based on the confidence in geological knowledge, and interpretation, drilling density and orientation, variogram model attributes, including the range of the first structure, and estimation statistics such as slope of regression. AMC visually inspected the classification results and manually reclassified blocks where appropriate.

RPA reviewed the classified block model within the open pit shell. RPA reassigned the blocks previously classified as Measured to Indicated. In the opinion of Great Panther QPs for this section, the final classified block model is reasonable for this level of study.

Great Panthers proposed 2021 drilling program is designed to address part of the issues identified by RPA and improve the classification process.

Block Model Validation

In 2019, RPA carried out several block model validation procedures including:

•	Visual comparisons of block gold values versus composite values, and block density values versus sample point values.
•	Statistical comparisons.

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•	Comparison of the volumes of the wireframe models to the block model volume results.
•	Trend plots of block gold values by elevation, northing, and easting.
•	Comparison of block and composite grades in blocks containing composites.

Block grades were visually examined and compared with composite grades in cross section and on elevation plans. RPA found grade continuity to be reasonable and confirmed that block grades were reasonably consistent with local drill hole assay and composite grades and that there was no significant bias apparent.

To check for conditional bias, trend plots were created which compared the gold block model estimates with the composite and sample average grades below the preliminary Whittle pit shell. In RPA’s opinion, there is no significant bias between the resource block grades and the assay composites.

As a final check, RPA compared the volume of the mineralized domain models to the block model volume results. The volume difference is 5%, which RPA considers to be an acceptable result considering the block and sub-block dimensions relative to the mineralized domain widths (i.e., larger difference in domains with thickness that can taper to <1.0 m).

Validation by RPA indicates that the block model is a reasonable representation of the tonnages and grades of the mineralized zones at Urucum North underground. The block model was reviewed by the Great Panther QPs for this section who considered that overall, the block model was judged to be adequate for preparing the statements of the Mineral Resource.

Mineral Resource Statement

The Mineral Resources are inclusive of Mineral Reserves. The resource model used excavation surfaces current as of September 30, 2019 and below the pit shell (see Open Pit section of the Urucum deposit in the Technical Report Filed on March 25, 2020). The underground component of the Mineral Resources reported in March 2020 by RPA for the Urucum North deposit, used underground shapes that were based on a cut-off grade of 1.60 g/t Au, constructed by RPA. Great Panther has applied new September 30, 2020 open pit Mineral Resource shell, which does not materially differ from the September 30, 2019 pit shell and applied a 30m Crown Pillar beneath it. Table 14-31 reports resources for all blocks within these new volumes as underground Mineral Resources.

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TABLE 14 - 31 UNDERGROUND MINERAL RESOURCE ESTIMATE AS OF
SEPTEMBER 30, 2019 - URUCUM NORTH DEPOSIT

Category	Cut-off Grade (g/t Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Underground
Fresh	1.60
Indicated		2,402	4.26	329
Inferred		3,262	2.94	308

Notes:

1.	Mineral Resources are classified using CIM (2014) Definition Standards.
2.	Mineral Resources are estimated at a cut-off grade of 1.60 g/t Au depending on envisioned mining methods and mineralization style.
3.	Mineral Resources are estimated using a long-term gold price of US$1,500/oz Au, and a US$/R$ exchange rate of 3.8.
4.	A minimum mining width of 3 m was used for preparation of mineralization wireframes.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resource statements are prepared using constraining surfaces for open pit Mineral Resources.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Underground Resources are reported assuming a 30 m thick Crown Pillar from the bottom of the open pit.
9.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
10.	Numbers may not add due to rounding.

The Tucano Gold Mine is a currently operating, fully permitted mining and processing operation. Changes in the commodity prices, operating costs, or metallurgical recoveries could have commensurate impacts upon the Mineral Resource estimates.

Urucum Central Underground

No additional drilling or studies have been conducted on the Urucum Central underground resource since September 30, 2019. The underground resource remains unchanged from that reported in the Mineral Resource estimate released March 25, 2020 and conducted by RPA. The Mineral resource estimate has been reviewed and in the opinion of the Great Panther QPs for this section, there has not been any material change to the estimate. The RPA, Mineral Resource statement for the underground component of the Urucum deposit includes mineralization in Lodes 1 and 20 (Technical Report, 25th March 2020) of the Urucum Central zone, estimated using the drilling and sampling information available as of September 30, 2019.

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Underground resources at Urucum Central are reported using a topographic constraining surface of the Mineral Resource estimate pit shell and to ensure that the underground component has sufficient spatial continuity, RPA constructed underground shapes that were based on a cut-off grade of 1.60 g/t Au and reported all blocks within these shapes as underground Mineral Resources.

Mineral Resource Statement

The Mineral Resources are inclusive of Mineral Reserves. The Mineral Resources are reported for the underground component of Urucum Central deposit using excavation surfaces current as of the effective date of September 30, 2019 and below the pit shell (see Open Pit section of the Urucum deposit above). To ensure continuity at the underground cut-off grade, RPA constructed underground shapes that were based on a cut-off grade of 1.60 g/t Au and reported all blocks within these volumes as underground Mineral Resources (Table 14-32)

TABLE 14 - 32 UNDERGROUND MINERAL RESOURCE ESTIMATE AS OF
SEPTEMBER 30, 2019 - URUCUM CENTRAL DEPOSIT

Category	Cut-off Grade (g/t Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Underground
Fresh	1.60
Inferred		852	2.61	71

Notes:

1.	Mineral Resources are classified using CIM (2014) Definition Standards.
2.	Mineral Resources are estimated at various cut-off grades depending on envisioned mining methods and mineralization style.
3.	Mineral Resources are estimated using a long term gold price of US$1,500/oz Au, and a US$/R$ exchange rate of 3.8.
4.	A minimum width of 3 m was used for preparation of mineralization wireframes.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resource statements are prepared using constraining surfaces and volumes.
7.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
8.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
9.	Numbers may not add due to rounding.

The Tucano Gold Mine is a currently operating, fully permitted mining and processing operation. Changes in the commodity prices, operating costs, or metallurgical recoveries could have commensurate impacts upon the Mineral Resource estimates.

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Urucum East and Duckhead Deposits

Duckhead Deposit

Mineralization at the Duckhead deposit is controlled by the intersection of steep east-west striking shear zones with BIF lithological contacts forming steeply west plunging high grade shoots.

In 2019 RPA reviewed the parameters, workflows, and results used to prepare the block model used to report the 2017 Mineral Resource at Duckhead estimated by AMC. Overall, these were judged to be adequate for preparing updated statements of the updated Mineral Resource. In 2019 RPA made several modifications to the resource estimated, including the use of a constraining surface resource pit shell to report open pit resources. Underground resources are reported below the pit surface at a higher cut-off grade.

The Duckhead deposit is not an active mine and no additional drilling has been undertaken at Duckhead since the AMC Resource estimate in 2017. Great Panther has reviewed the Technical Reports prepared by AMC and RPA. In the absence of new data, in the opinion of the Great Panther’s QPs for this section there has not been any material change and the Resource estimates published in the Technical Report released in March, 2020 have been maintained.

Topography

RPA used a digital copy of the as-mined topographic surface provided by Great Panther for the Duckhead deposit that was current as of September 30, 2019. There has not been any change to the topographic surface since that date.

Resource Database

The Duckhead model was updated with new drill hole results as of February 23, 2017. There has been no additional drilling since. The drill hole database provided to RPA for review includes 4,821 holes with assays from auger, channel, diamond, RAB, RC, and trenches. Table 14-33 summarizes the subset of 1,735 holes that intersect the mineralized domains at Duckhead.

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TABLE 14 - 33 SUMMARY OF THE RESOURCE DATABASE

Drill Hole Type	Count	Metres
DDH	72	9,686
RC	1,059	51,971
Channel	20	630
RAB	418	2,577
Auger	133	630
Trench	33	1,209
Total	1,735	66,703

RPA conducted several checks on the resource database including a search for unique, missing, and overlapping intervals, a total depth comparison, duplicate holes, property boundary limits, and a visual search for extreme or deviant survey values.

The resource database is considered by RPA to be sufficiently reliable for grade modelling and Mineral Resource estimation. Great Panther’s QPs for this section have reviewed the database and confirm the RPA decision.

Lithological Model

The Duckhead geological model was constructed by Great Panther using 10 m spaced NE-SW sections cut oblique to the strike of the stratigraphy. Modelled lithologies include a main banded iron-formation unit with internal carbonates, schists, and amphibolites.

A weathering surface defining the base of oxidation was interpreted using drill holes.

Mineralization Models

Twenty-four mineralized resource domains were interpreted and modelled by RPA in 3D using vertical and plan sections. Where there was an adequate amount of data, wireframes were sub-domained into oxide and sulphide for gold grade estimation. Duckhead is characterized by high grade assays in the core of the deposit, and nested grade shells were used to limit smearing and restrict the influence of these data during estimation.

The modelling for Duckhead covers the main Duckhead pit and the surrounding smaller deposits.

Nominal cut-off grades used to develop nested grade shells are summarized in Table 14-34.

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TABLE 14 - 34 GOLD CUT-OFF GRADES USED FOR NESTED GRADE SHELLS - DUCKHEAD DEPOSIT

Domain	Lode Name	Lode Code	Cut-off Grade (g/t Au)
Main	Extreme Grade Core	Lode 1	50
	High Grade Envelope	Lode 2	2.0
	Low Grade Envelope	Lode 3	0.3

Hanging Wall	High Grade Envelope	Lode 4	2.0
	Low Grade Envelope	Lode 4	0.3

The remaining Duckhead lodes were modelled using a 0.3 g/t Au cut-off grade.

RPA had recommended that a minimum mining thickness is used when modelling mineralized domains and that wireframes are snapped to assays. No additional work has been done at Duckhead but additional modelling and drilling will be carried out in 2021 /2022 and these recommendations will be adopted. In the opinion of Great Panther’s QPs for this section these are improved procedures but do not materially impact the September 30, 2019, Mineral Resource estimate.

Exploratory Data Analysis

AMC calculated statistics for raw assay data by lode domain and weathering subdomain (if applicable). For the 2019 MRMR, RPA reviewed the assay statistics and concludes that it accurately summarizes the data. No additional data has been generated since the 2019 MRMR effective date and it is the opinion of Great Panther’s QPs for this section that overall the statistics are judged to be adequate.

Compositing

AMC created two metre downhole composites inside the mineralized domains beginning at the upper contacts and flagged by lode code. If the remaining length was greater than or equal to 0.95 m, the composite was accepted as part of the data set; if the remaining length was less than 0.95 m, the composite was not included. Composites with a majority length inside the pegmatite wireframes that crosscut mineralized domains were removed to minimize internal dilution. A total of 8,365 composites were created and used for resource estimation.

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In RPA’s opinion, a composite length of two metres is appropriate at Duckhead, and there is negligible bias and reduction (or increase) in gold grade between raw assays and uncapped composites. RPA conducted a check on assays and composites within the wireframe models and the results were reasonably consistent with data included in the previous Technical Report.

Capping High Grade Values

AMC opted to cap high grade assay data after compositing. Each mineralized domain was reviewed for outliers using logarithmic histograms and probability plots. In domains with uncapped composites, AMC controlled the influence of samples by applying more restrictive ranges during grade interpolations as described below.

RPA reviewed the statistical distribution of the original assay and composite data by plotting histograms and log scale probability plots. In RPA’s opinion the capping values used by AMC on composite samples is acceptable. RPA recommends, however, that capping values are applied to assays prior to compositing. In the opinion of Great Panther’s QPs for this section, this does not materially impact the Mineral Resource estimate. However, it is considered an improved procedure and the recommendation will be adopted by Great Panther.

Bulk Density

Within the Duckhead project, 4,516 bulk density measurements are available, within oxide weathering units and within fresh rock. Density measurements were assigned to a lithological unit and interpolated into the block model using the Nearest Neighbor estimation method.

In RPA’s opinion, the average bulk density values of the lithological units at Duckhead appear reasonable. Independent checks by the Great Panther QPs for this section confirm that the data used is sufficiently reliable for grade modelling and Mineral Resource estimation.

Variography and Interpolation Parameters

AMC subdivided capped composites into four groups based on the orientation of the mineralized domain. Lode 1, which contains most of the resources at Duckhead, was treated as a separate group.

Gold grades were estimated in three consecutive OK passes using the parent cells, hard boundaries, and two metre capped composites. The radius for the first and second pass is

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based on the variogram ranges and the search ellipsoids are oriented in the same direction as the variogram models. A larger search was used for the third pass to fill all empty blocks. Interpolation and search parameters used by AMC are summarized in Table 14-35.

TABLE 14 - 35 SUMMARY OF SEARCH PARAMETERS

Parameter	Pass 1	Pass 2	Pass 3
No. Composites (min/max)	4/32	4/32	1/4
Search type	Octant	Octant	-
Optimal Samples per Octants	3	2	-
Min. drill holes	3	2	1
Search radius (% of variogram)	85-90%	-	-
Search radius X (m)	20-30	40-60	1,500
Search radius Y (m)	30-50	60-100	1,500
Search radius Z (m)	10-20	20-40	100

Block Model Construction

AMC constructed the Duckhead block model in the National Grid system (UTM SAD69 Zone 22N) using Surpac software. The estimation was completed in Isatis and imported into the sub blocked Surpac model. Table 14-36 summarizes the block model parameters at Duckhead.

TABLE 14 - 36 BLOCK MODEL PARAMETERS - DUCKHEAD DEPOSIT

	Easting (X)	Northing (Y)	Elevation (Z)
Minimum (m)	407,750	87,750	-250
Maximum (m)	409,750	90,250	300
Extents (m)	2,000	2,500	550
Block size (m)	5.0	10.0	2.0
Sub block size (m)	0.625	2.5	1.0
Rotation (° around axis)	0°	-45°	0°

Classification

Resources were classified based on the confidence in geological knowledge and interpretation, drilling density and orientation, variogram model attributes including the range of the first structure, and estimation statistics such as slope of regression. AMC visually inspected the classification results and manually reclassified blocks where appropriate.

RPA reviewed the classified block model within the open pit shell. RPA reassigned the blocks previously classified as Measured to Indicated. RPA reclassified all resource blocks below the

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reporting pit shell to the Inferred category. In RPA’s opinion, the final classified block model is reasonable for this level of study. Great Panther QPs for this section are in agreement with the resource classification adopted by RPA.

Block Model Validation

RPA carried out several block model validation procedures including:

•	Visual comparisons of block gold values versus composite values, and block density values versus sample point values.
•	Statistical comparisons.
•	Comparison of the volumes of the wireframe models to the block model volume results.
•	Trend plots of block gold values by elevation, northing, and easting.
•	Comparison of block and composite grades in blocks containing composites.

Block grades were visually examined and compared with composite grades in cross section and on elevation plans. RPA found grade continuity to be reasonable and confirmed that block grades were reasonably consistent with local drill hole assay and composite grades and that there was no significant bias apparent.

To check for conditional bias, trend plots were created which compared the gold block model estimates with the composite and sample average grades within the preliminary Whittle pit shell. In RPA’s opinion, there is no significant bias between the resource block grades and the assay composites.

As a final check, RPA compared the volume of the mineralized domain models to the block model volume results. The volume difference is 1.4%, which RPA considers to be an acceptable result.

Validation by Great Panther QPs for this section indicates that the block model is a reasonable representation of the tonnages and grades of the mineralized zones at Duckhead.

Cut-off Grade and Whittle Parameters

Metal prices used for the Mineral Resources produced by RPA for the 2019 MRMR (Filed on March 25, 2020) was US$1500/oz gold with an exchange rate of US$1:R$3.8. In the absence of any new drilling data or information from other studies in the opinion of Great Panther QPs

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for this section, a change in these values would not materially impact the Tucano Gold Mine Mineral Resource estimate.

RPA generated a preliminary pit shell using the Lerchs-Grossman optimization method as a constraint in the preparation of the Mineral Resource estimate report. The input parameters are presented in Table 14-37.

TABLE 14 - 37 SUMMARY OF MINERAL RESOURCE PIT SHELL INPUT
PARAMETERS - DUCKHEAD DEPOSIT

Parameter	Value
Gold Price (Base Case)	US$1,500/oz Au
Exchange Rate	US$1:R$3.8
Mining Cost - oxide - fresh rock	$3.02 /tonne $3.28 /tonne
Processing Cost - oxide - fresh rock	$11.93 /tonne $18.33 /tonne
General and Administration Cost	$6.15 /tonne
Gold Recovery	93%
Pit Discard Cut-off Grade - oxide -fresh rock	0.40 g/t Au 0.55 g/t Au
Overall wall slope angle - oxide - fresh	36° 43° - 51°

Mineral Resource Statement

The Mineral Resources are inclusive of Mineral Reserves. The Mineral Resources are reported for the open pit component of the Duckhead deposit using excavation surfaces current as of December 31, 2016 and are constrained by a pit shell. A block cut-off grade of 0.55 g/t Au was used to report the fresh rock Mineral Resources and a block cut-off grade of 0.40 g/t Au was used to report the oxide Mineral Resources. The Mineral Resources are reported for the underground component of the Duckhead deposit below the pit shell. A block cut-off grade of 1.60 g/t Au was used to report the fresh rock Mineral Resources and a block cut-off grade of 2.10 g/t Au was used to report the oxide Mineral Resources. (Table 14-38)

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TABLE 14 - 38 OPEN PIT AND UNDERGROUND MINERAL RESOURCE
ESTIMATES AS OF SEPTEMBER 30, 2019 - DUCKHEAD DEPOSIT

Category	Cut-off Grade (g/t Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
Oxide	0.4
Indicated		64	4.35	9
Inferred		6	1.71	0.4
Fresh	0.55
Indicated		118	2.06	8
Inferred		5	4.14	1
Total
Indicated		183	2.87	17
Inferred		12	2.79	1

Underground
Oxide	2.10
Indicated		-	-	-
Inferred		33	4.20	5
Fresh	1.60
Indicated		-	-	-
Inferred		230	2.05	15
Total
Indicated		-	-	-
Inferred		263	2.32	20

Notes:

1.	Mineral Resources are classified using CIM (20140 Definition Standards.
2.	Mineral Resources are estimated at various cut-off grades depending on envisioned mining methods and mineralization style.
3.	Mineral Resources are estimated using a long-term gold price of US$1,500/oz Au, and a US$/R$ exchange rate of 3.8.
4.	A minimum width of 1 m was used for preparation of mineralization wireframes.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resource statements are prepared using constraining surfaces for open pit Mineral Resources.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
9.	Numbers may not add due to rounding.

The Tucano Gold Mine is a currently operating, fully permitted mining and processing operation. Changes in the commodity prices, operating costs, or metallurgical recoveries could have commensurate impacts upon the Mineral Resource estimates.

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Urucum East Deposit

Mineralization at the Urucum East deposit occurs within the bedrock and within colluvium. Mineralization within bedrock occurs as a single lode hosted in a wedge of carbonate and altered BIF. The mineralized lode is covered by a blanket of poorly mineralized colluvium.

No drilling or other studies have been conducted on Urucum East since August, 2013. However, in August of 2020 Great Panther initiated and exploration drilling program to test for sub-parallel mineralization ore zones and continuity within the known ore zone. This program is ongoing and will be reported on and used in an updated MRMR in 2021 / 2022.

In 2019, RPA reviewed the parameters, workflows, and results for the block model used by AMC to prepare the report for the 2017 Mineral Resource at Urucum East. Overall, these were judged to be adequate for preparing updated statements of the updated Mineral Resource. RPA made several modifications to the resource estimated, including the use of a constraining surface resource pit shell to report open pit resources. Underground resources are reported below the pit surface at a higher cut-off grade.

Topography

A digital copy of the topographic surface was provided to RPA for the Urucum East deposit that was current as of September 30, 2019. The resulting digital terrain surface (DTM) is available in AutoCAD Drawing Exchange (DXF) format. Although there has been mining activity on the Urucum deposit, no mining has occurred at Urucum East.

Resource Database

Table 14-39 summarizes the resource database used to estimate Mineral Resources at Urucum East. The Urucum East drill hole database includes samples from RC and diamond drilling and includes all drilling data available as of August 12, 2013. No additional drilling had been completed on the project since this date and up to the July 30, 2020 drilling cut-off date.

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TABLE 14 - 39 SUMMARY OF THE RESOURCE DATABASE - URUCUM EAST DEPOSIT

Drill hole Type	Count	Metres
DDH	65	6,252
RC	4	303
Total	69	6,555

RPA conducted several checks on the resource database, including a search for unique, missing, and overlapping intervals; a total depth comparison, duplicate holes, property boundary limits, and a visual search for extreme or deviant survey values.

The resource database is considered by RPA to be sufficiently reliable for grade modelling and Mineral Resource estimation. Independent checks by the Great Panther QPs for this section confirm this conclusion.

Lithological Model

The Urucum East geological model defined the major rock types surrounding the resource area. Modelled lithologies include colluvium, schist, pegmatite, carbonates and calcsilicates, and BIF/iron formation.

A weathering surface defining the base of oxidation was interpreted using drill holes. The combination of the lithological and weathering models is the primary basis for assigning global bulk density values.

Mineralization Models

A single mineralized domain was modelled within bedrock as an east-west striking, gently dipping tabular body. Mineralization within bedrock occurs as a single lode, hosted in a wedge of carbonate, and altered BIF within a swarm of low angle, barren pegmatite dykes. The overlying colluvium within the project area is poorly mineralized; a separate domain was not modelled, rather the entire lithological model was used for gold estimation. Table 14-40 summarizes the mineralized domains on the Urucum East project.

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TABLE 14 - 40 MINERALIZED DOMAINS - URUCUM EAST DEPOSIT

Domain	Zone Code
High Grade Lode	100
Colluvium Domain	200

Exploratory Data Analysis

AMC calculated statistics for raw assay data by lode domain and weathering subdomain (if applicable). Mineralization within the High-Grade Lode is significantly higher grade (mean of 1.7 g/t Au) than within the Colluvium Domain (mean of 0.02 g/t Au). Both RPA and Great Panther QPs for this section have reviewed the assay statistics and concludes that it accurately summarizes the data.

Compositing

AMC created one metre downhole composites inside the mineralized domains beginning at the upper contacts and flagged by domain code. The residual length remaining when drill hole intersections where not even multiples of the composite length, were distributed equally throughout the composite samples within the intersection. A total of 896 composites were created within the mineralized domains and used for resource estimation.

In RPA’s opinion, a composite length of one metre is appropriate at Urucum East. RPA conducted a check on assays and composites within the wireframe models and the results were reasonably consistent with data included in the previous Technical Report. Independent checks by the Great Panther QPs for this section confirm that the data used is sufficiently reliable for grade modelling and Mineral Resource estimation.

Capping High Grade Values

AMC reviewed high grade values of the one metre assay composites for capping. Each mineralized domain was reviewed for outliers using logarithmic histograms and probability plots. AMC did not apply high grade caps and cited the moderate CV and lack of extreme outliers to support this conclusion. RPA and Great Panther QPs for this section concurs with AMC’s conclusion after reviewing the statistical distribution of original assays and composite data.

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Bulk Density

Within the Urucum East project, 1,719 bulk density measurements are available, 16% within oxide weathering units, and 84% within fresh rock. Density measurements were assigned to a lithological unit and a global bulk density value was assigned to blocks in the model by lithology code.

In the opinion of both RPA’s and Great Panther QPs for this section, the average bulk density values of the lithological units at the Urucum East project appear reasonable.

Variography and Interpolation Parameters

Directional variography was completed on the one metre downhole composites at a lag distances of 25 m. The variograms developed for the High-Grade domain followed the structure of the lode, with a maximum range of 76 m down plunge. An omni directional variogram model with a maximum range of 125 m was modelled for the Colluvium domain.

Gold grades were estimated in a single OK pass using the parent cells, hard boundaries, and one metre capped composites. The radius for each pass is based on the variogram ranges. Interpolation and search parameters used by AMC are summarized in Table 14-41.

TABLE 14 - 41 SUMMARY OF SEARCH PARAMETERS - URUCUM EAST DEPOSIT

Parameter	High Grade Domain	Colluvium Domain
No. Composites (min/max)	3/20	4/24
Min. drill holes	1	1
Search radius (% of variogram)	100%	100%
Search radius X (m)	76	155
Search radius Y (m)	53	155
Search radius Z (m)	7.6	155

Block Model Construction

The Urucum East block model was created in the National Grid system (UTM SAD69 Zone 22N) and block estimation was completed by AMC using Surpac software. Table 14-42 summarizes the block model parameters at Urucum East.

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TABLE 14 - 42 BLOCK MODEL PARAMETERS - URUCUM EAST DEPOSIT

	Easting (X)	Northing (Y)	Elevation (Z)
Minimum (m)	402,600	100,000	0
Maximum (m)	403,250	100,490	320
Extents (m)	650	490	320
Block size (m)	5.0	10.0	2.0
Sub block size (m)	0.625	2.5	1.0
Rotation (° around axis)	0°	0°	0°

Classification

RPA reviewed the classified block model at Urucum East. RPA reclassified all blocks within the open pit shell as Indicated and all blocks below the reporting pit shell to Inferred. There are no Measured Resources at Urucum East.

In RPA’s opinion, the final classified block model is reasonable for this level of study. The Great Panther QPs for this section consider this interpretation and conclusion is consistent for this level of study.

Block Model Validation

RPA carried out several block model validation procedures including:

•	Visual comparisons of block gold values versus composite values, and block density values versus sample point values.
•	Statistical comparisons.
•	Comparison of the volumes of the wireframe models to the block model volume results.
•	Trend plots of block gold values by elevation, northing, and easting.
•	Comparison of block and composite grades in blocks containing composites.

Block grades were visually examined and compared with composite grades in cross section and on elevation plans. RPA found grade continuity to be reasonable and confirmed that block grades were reasonably consistent with local drill hole assay and composite grades and that there was no significant bias apparent.

To check for conditional bias, trend plots were created which compared the gold block model estimates with the composite and sample average grades within the preliminary Whittle pit

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shell. In RPA’s opinion, there is no significant bias between the resource block grades and the assay composites.

As a final check, RPA compared the volume of the mineralized domain models to the block model volume results. The volume difference is <0.1%, which RPA considers to be an acceptable result.

Validation by RPA indicates that the block model is a reasonable representation of the tonnages and grades of the mineralized zones at Urucum East. Independent checks by the Great Panther QPs for this section confirm that the block model is a reasonable representation of the tonnages and grades of the mineralized zones at Urucum East and sufficiently reliable for grade modelling and Mineral Resource estimation.

Cut-off Grade

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are slightly higher than those for Mineral Reserves, for Mineral Resources pit shell had been selected US$ 1,750/oz Au.

Mineral Resource Statement

The Mineral Resources are inclusive of Mineral Reserves. The Mineral Resources are reported for the open pit component of the Urucum East deposit using excavation surfaces current as of December 31, 2016 and are constrained by a updated pit shell. A block cut-off grade of 0.40 g/t Au was used to report the fresh rock Mineral Resources and a block cut-off grade of 0.30 g/t Au was used to report the oxide Mineral Resources. The Mineral Resources are reported for the underground component of the Urucum East deposit below the pit shell. A block cut-off grade of 1.60 g/t Au was used to report the fresh rock Mineral Resources and a block cut-off grade of 2.10 g/t Au was used to report the oxide Mineral Resources (Table 14-43). Great Panther QPs for this section have validated the Mineral Resource estimate.

The Tucano Gold Mine is a currently operating, fully permitted mining and processing operation. Changes in the commodity prices, operating costs, or metallurgical recoveries could have commensurate impacts upon the Mineral Resource estimates.

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TABLE 14 - 43 OPEN PIT AND UNDERGROUND MINERAL RESOURCE
ESTIMATE AS OF SEPTEMBER 30, 2020 - URUCUM EAST DEPOSIT

Category	Cut-off Grade (g/t Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Open Pit
Oxide	0.3
Indicated		164	2.02	11
Inferred		7	1.65	0.4
Fresh	0.4
Indicated		22	1.82	1
Inferred		1	0.94	0
Total
Indicated		186	2.00	12
Inferred		8	1.54	0.4

Underground
Oxide	2.10
Inferred		5	2.57	0.4
Fresh	1.60
Inferred		80	2.03	5
Total
Inferred		84	2.06	6

Notes:

1.	Mineral Resources are classified using CIM (2014) Definition Standards.
2.	Mineral Resources are estimated at various cut-off grades depending on envisioned mining methods and mineralization style.
3.	Mineral Resources are estimated using a long-term gold price of US$1,750/oz Au, and a US$/R$ exchange rate of 4.5.
4.	A minimum width of 1 m was used for preparation of mineralization wireframes.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resource statements are prepared using constraining surfaces for open pit Mineral Resources.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
9.	Numbers may not add due to rounding.

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Next Steps

Drilling at Urucum East was initiated in August 2020 and will continue into 2021 with the objective of testing for sub-parallel lode zones and infill drilling on the known resource. Great Panther also envisages new drilling programs at TAP C, Urso and other satellite targets close to the mining operations to define new open pit resources. In parallel Great Panther has initiated a drilling program to close the drill spacing and extend the resources in the Urucum North and Urucum Central underground high-grade mineralization zones. This new information will be used to update the modelling and estimation processes with updated MRMR expected in late 2021 or early 2022.

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15 Mineral Reserve Estimate

Summary

The Mineral Reserve estimate for the Tucano Project conforms to the CIM (2014) Definition Standards as incorporated under NI 43-101 guidelines. To convert Mineral Resources to Mineral Reserves, the Tucano Gold Mine Technical Services Team applied modifying factors of dilution and mineral extraction to only the Measured and Indicated categories of the Mineral Resource. Inferred Resources are not included in the Mineral Reserves. The Mine consists of both open pit and underground Mineral Resources for which Mineral Reserves have been independently estimated.

The Mineral Reserve statement for the Mine is presented in Table 15-1. The estimate is based on the newly developed 2020 resource block models as described in Section 14. This Mineral Reserve estimate includes open pit mining in Urucum, TAP AB, Urucum East, and Duckhead and underground mining in the Urucum deposit.

The base case financial analysis shows that the Tucano Gold Mine life-of-mine plan (LOM) founded on the Mineral Reserve estimates in Table 15-1 provide positive cash flows throughout the mine's operating life, confirming that the Mineral Reserves are economically mineable, and that economic extraction can be justified.

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TABLE 15 - 1 SUMMARY OF THE MINERAL RESERVE ESTIMATE AS OF
SEPTEMBER 30, 2020

Category			Contained
	Tonnage	Grade	Metal
	(000 t)	(g/t Au)	(000 Oz Au)
Proven
Open Pit	1,688	1.61	87
Underground	189	3.78	23
Surface Stockpiles	2,026	0.64	42
Total Proven	3,903	1.21	152
Probable
Open Pit	3,880	1.70	212
Underground	1,976	4.17	265
Surface Stockpiles	0	0.00	0
Total Probable	5,856	2.53	477
Proven & Probable
Open Pit	5,568	1.67	299
Underground	2,164	4.13	288
Surface Stockpiles	2,026	0.64	42
Total Proven & Probable	9,758	2.00	629

Notes:

1.	Mineral Reserves were classified using the CIM (2014) Definition Standards.
2.	Mineral Reserve estimation includes mine depletion through to September 30, 2020 and drills results through to July 31, 2020. The effective date of the Mineral Reserve estimate is September 30, 2020.
3.	Open pit Mineral Reserves are estimated within designed pits above discard cut-off grades that vary from 0.43 g/t Au to 0.5, g/t Au for oxide ore and 0.58 g/t Au to 0.63 g/t Au for fresh ore.
4.	The cut-off grades are based on a gold price of US$1,500/oz Au and operating costs sourced from the current operations and mining contracts at a US$/Brazilian exchange rate of 1:4.5.
5.	Mineral Reserves incorporate estimates of dilution and mineral losses.
6.	Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au. The cut-off grades are based on a gold price of US$1,250/oz Au and operating costs sourced from the operations and mining contracts at an US$/Brazilian exchange rate of 1:3.8.
7.	A minimum mining width of 20 metres was used for open pit Mineral Reserves and 3 metres was used for underground Mineral Reserves.
8.	The Mineral Reserve estimate includes surface stockpiles.
9.	Average metallurgical process recovery is 91.5%.
10.	Numbers may not add due to rounding.

See section 4 of this Technical Report for a discussion legal and/or permitting matters concerning the use of cyanide in the Tucano Mine production process which could if not successfully resolved impact the Company’s operations and the Company’s Mineral Reserve

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estimates. See also section 18 for a discussion of the slope displacement of the west wall of the URCS pit and related remediation matters which could impact access to the URCS Mineral Reserves and mining therein.

Open Pit Mineral Reserves

The open pit Mineral Reserves were estimated using industry standard mine planning software, the September 30, 2020, Mineral Resource estimate and topography surface, and mine design parameters described in this Technical Report. The optimized pit shells were used as a guide for the detailed mine design that include pit ramps. The oxide and fresh Mineral Reserve estimates are founded on the whole block mining.

Dilution and Extraction

Numerous sources of dilution are considered and account for; internal dilution due to resource model block regularization; external dilution resulting from geological/geometric contacts; and operational dilution that accounts for production factors and schedule demands.

For mine planning purposes, all resource models containing selective mining units (SMU) that are considered inadequate for open pit mining operations, were re-blocked to a minimum practical size block that can be excavated by mining equipment currently employed on site. The total dilution inherited due to SMU regularization was above the resource cut-off grade (CoG) of 0.3 g/t Au for Oxides and 0.4 g/t/ Au for Fresh Rock

External (contact) dilution has been estimated utilizing all regularized models. (block size 3 m x 5 m x 4 m). External edge dilution is based on a bench-by-bench analysis of the dilution skin around the grouped resource blocks above CoG. The dilution skin was created by extruding the contour line for the grade shell created by grouping all blocks above CoG. The width of the dilution skin was defined as 0.5 m based on the loading units used during vein excavation (i.e., 6.5 m3 hydraulic excavators). The total volume of the block grade shell plus dilution skin was considered the diluted volume and the percentual increase from original grade shell volume is the external dilution. Isolated groups of up to three ore blocks surrounded with waste are considered ore loss.

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For Urucum pits extra dilution and ore loss resulting from smaller ore body variation that could impact on mining selectivity and could not be captured by the resources block were calculated based on actual production against reserves block model reconciliation and added to the total dilution and mineral extraction. Due to the lack of substantial actual production information over the last couple of years in TAP AB, Duckhead and Urucum East these additional dilution and ore loss factors could not be calculated and therefore were not used.

Table 15-2 summarizes the dilution and mineral extraction modifying factors used for Mineral Resource to Mineral Reserve conversion.

TABLE 15 - 2 DILUTION AND MINERAL EXTRACTION ESTIMATES

Great Panther Mining Limited – Tucano Gold Mine
Area	Mineralized Zone	Dilution (%)	Extraction (%)
Urucum	Fresh Rock	32%	80%
North	Oxide Rock	28%	78%
Urucum	Fresh Rock	22%	56%
Central N	Oxide Rock	18%	55%
Urucum	Fresh Rock	30%	76%
Central S	Oxide Rock	25%	75%
Urucum	Fresh Rock	9%	65%
South	Oxide Rock	5%	64%
Tap AB	Fresh Rock	29%	87%
all pits	Oxide Rock	25%	94%
Duck Head	Fresh Rock	34%	90%
all pits	Oxide Rock	24%	94%
Urucum East	Fresh Rock	26%	94%
all pits	Oxide Rock	20%	96%

Cut-off Grade

To determine if material within the open pit should be sent to the mill for processing or to the waste rock dump, a marginal cut-off grade has been calculated. The marginal cut-off grade, which is referred to as the “Open Pit Discard Cut-off” in the CIM Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines, differs from the breakeven cut-off grade since mining costs are excluded from the calculation. The reason for excluding the mining costs is that material already defined to be within the limits of the open pit must be mined regardless of if it is classified as ore or waste to access the bench below. The only exception where a

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mining cost would be included in the marginal cut-off grade calculation is if there is an incremental cost for mining ore relative to mining waste. Therefore, ore related cost such as grade control drilling, ore re-handle (or ore extra haulage distance) and crusher feed, were included along with the processing and G&A costs.

The marginal cut-off grade was calculated for each block individually based on its Fresh Rock/Oxide Rock content and distance to the plant. The marginal cut-off grades are derived based on a gold price of US$1,500/oz Au for all open pit deposits and operating costs sourced from the current operations and mining contracts at a US$/R$ exchange rate of 1:4.5. The average estimated marginal cut-off grades inside the selected Pit Designs are summarized in Table 15-3 for all open pit deposits. A distinction between material types was made (oxide/fresh) in order to capture the variation in mining and processing costs.

TABLE 15 - 3 PIT MARGINAL CUT-OFF GRADE ESTIMATE

Parameters	Units	URN	URCS	TAP AB1	TAP AB3	DH	URE
Revenue
Gold Price	Us$/Oz Au	1500	1500	1500	1500	1500	1500
Exchange Rate	Us$/R$	4.5	4.5	4.5	4.5	4.5	4.5
Gold Payable	%	99.95%	99.95%	99.95%	99.95%	99.95%	99.95%
Refining Charges	R$/Oz Au	112.23	112.23	112.23	112.23	112.23	112.23
Royalties	%	3.14%	3.14%	3.14%	3.14%	3.14%	3.14%
Avg Process Recovery	%	88%	88%	88%	88%	88%	88%
Net Revenue	R$/g Au	5,638.38	5,638.38	5,638.38	5,638.38	5,638.38	5,638.38
Operating Cost
Grade Control	R$/t	4.04	4.04	4.04	4.04	4.04	4.04
Extra Ore Haulage, Oxide	R$/t	NA	NA	0.00	0.00	17.30	9.32
Extra Ore Haulage, Fresh	R$/t	6.48	4.44	1.26	1.54	11.23	7.93
Crusher Feed	R$/t	2.84	2.84	2.84	2.84	2.84	2.84
Processing, Oxide	R$/t	44.84	44.84	44.84	44.84	44.84	44.84
Processing, Fresh	R$/t	69.91	69.91	69.91	69.91	69.91	69.91
G&A	R$/t	26.61	26.61	26.61	26.61	26.61	26.61
CoG, Oxide	g/t Au	NA	NA	0.43	0.43	0.53	0.48
CoG, Fresh	g/t Au	0.61	0.59	0.58	0.58	0.63	0.61

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Underground Mineral Reserves

Underground mineral reserves are based on 2019 MRMR report prepared by external consultants, RPA and have not been modified since no drilling or additional studies were carried out to change the underground mineral reserves since the last report was issued. The Tucano Gold Mine has initiated a limited drilling program to compliment the studies previously carried out and will update the underground Mineral Reserves in the future. This Section is an extract from the 2019 MRMR report prepared by RPA.

The underground Mineral Reserves were estimated using industry standard mine planning software, the Mineral Resource estimate, and mine design parameters described in this Technical Report.

Cut-off Criteria

Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au. The basis for this COG is presented in Table 15-4.

RPA noted that the incremental costs do not include any development costs or contractor equipment leasing costs.

MSO Estimates

The following criteria were utilized for the MSO stope shapes in determining the mining inventories:

•	The typical stope height is 20 m (i.e., same as the sublevel interval), although some stopes near the upper resource boundaries are 10 m or 15 m in height.
•	Stope lengths for Up-hole Retreat are 50 m, whereas Avoca stopes are continuous without pillars.
•	CoG of 2.4 g/t Au.
•	Planned dilution consists of 0.5 m footwall plus 0.5 m hanging wall.
•	Minimum mining width of 2.0 m (plus 1.0 m of dilution).
•	Minimum pillar distance between parallel lodes 10.0 m.
•	Isolated stopes requiring excessive development were not included.

The MSO parameters are summarized in Table 15-5.

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TABLE 15 - 4 UNDERGROUND CUT-OFF GRADE ESTIMATE

Great Panther Mining Limited - Tucano Gold Mine

Item	Units
Production Rate	tpd	1,500
Gold Price	US$/oz	1,250
Recovery	%	93%
Dore Payable	%	99.95%
FX	$R/US$	3.8
Refining Cost	$R/oz	77.78
Royalties	%	3.14%
Ore Value	US$/g	35.55

Operating Costs
Mining	US$/t	50.00
Milling	US$/t	25.00
G&A	US$/t	10.00
Total	US$/t	85.00

COG	g/t Au	2.4

TABLE 15 - 5 MSO PARAMETERS

Great Panther Mining Limited - Tucano Gold Mine

Item	Unit	Value
Marginal cut-off grade for MSO stope shapes (before dilution added)	g/t Au	1.6
Minimum mining width	m	2.0
Dilution skin width - total	m	1.0
Stope height 1	m	20
Stope height 2 from base	m	15
Stope height 3 from base	m	10
Stope increment - strike length	m	25
Minimum transverse pillar width	m	10

Mining Recovery Factors

The following ore losses were applied to the stope tonnes after the MSO stope shapes were generated (after subtracting the ore development tonnes): Up-hole Retreat mining areas (mining in a down-dip direction)

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•	6 m rib pillar every 50 m equivalent to 12% ore loss.
•	2% ore loss for difficult to muck ore at the bottom of stopes.
•	Total ore loss = 14%.

Avoca stoping areas (mining in an up-dip direction)

•	2% ore loss for difficult to muck ore at the bottom of stopes.

Sill pillar recovery

•	Ore loss = 35% due to mining below unconsolidated rockfill.

Ore development recovery

•	Recovery of development ore has been assumed to be 100% (Note: development dilution is captured in the development wireframes when assessed by Mine24D).

Comparison to Previous Estimates

A comparison to the previous September 30, 2019 Mineral Reserve estimates is provided in Table 15-6 below:

TABLE 15 - 6 COMPARISON OF CURRENT AND PREVIOUS MINERAL
RESERVE ESTIMATES

Great Panther Mining Limited – Tucano Gold Mine
Reserve Estimate	Tonnes (000 t)	Grade (g/t Au)	Ounces (000 Oz)
September 30, 2019	9,119	2.20	646
Depletion	2,462	1.77	140
Depleted September 2019 Model	6,657	2.36	506
September 30, 2020	9,758	2.00	629
Difference	3,101	-0.36	123
% Difference	47%	-15%	24%

The 2020 Reserve Estimate resulted in a 123,000 (24%) increase in gold ounces compared to the 2019 Reserve Estimate as the 47% increase in ore tonnes is partly offset by a 15% reduction in average gold grades.

The increase in Mineral Reserves is primarily due to an increase in the underlying Mineral Resources mass, as well as a decrease in cut-off grades resulted from a higher gold price.

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16 Mining Methods

Open Pit Mining

The Tucano Gold Mine is a well-established open pit mining operation comprising four open pits, Urucum, Urucum East, TAP AB, and Duckhead. The mine production to date has been sourced from all deposits except Urucum East. The mine production history up to September 30, 2020 is summarized in Table 16-1.

TABLE 16 - 1 MINE PRODUCTION HISTORY

Great Panther Mining Limited – Tucano Gold Mine
Pit Production	Unit	2015¹	2016	2017	2018	2019	2020²	Total
ROM Mined	000 t	2 632	2 826	2 944	2 484	2 358	1 118	14 362
Gold Grade	g/t Au	1.17	1.21	1.25	1.43	1.47	1.73	1.33
Contained Gold	000 Oz	99	110	118	115	111	62	615
Waste Mined	000 t	12 212	16,657	18 335	18,173	20 267	17 760	103 405
Total Production	000 t	14 844	19 483	21 279	20 657	22 625	18 878	117 767
Strip Ratio	w/ROM	5.6	6.9	7.2	8.3	9.6	16.9	8.2

*Notes:

1.	Mine production since May 2015
2.	Mine production by the end of September 2020

Mine production within the presently developed LOM pits is the responsibility of a mining contractor, U&M Mineração e Construção S.A. (“U&M”), and utilizes conventional earthmoving equipment with drill and blast, load and haul operations. The mined ore is blasted in 8 m benches and dug in two 4 m cuts with backhoe excavators loading ore and waste into off-highway dump trucks. Mined ore is either fed directly to the crusher or temporarily stockpiled.

The mining contractors were appointed with effect from 2015. The contractor is responsible for providing the necessary equipment and manpower to meet the LOM production requirements with the current contract rates projected to be used for the entire LOM plan. In addition to earthmoving responsibilities for both waste and ore, the contractors are responsible for production drilling, pre-shear drilling, pit dewatering, ore re-handle, crusher feed, maintenance and supervision of their fleet of equipment.

Excluding underground reserves, Tucano Gold Mine has estimated Mineral Reserves of 7.59 Mt at an average ROM head grade of 1.40 g/t Au, comprising 3.72 Mt at 1.33 g/t Au of oxide

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ore and 3.88 Mt at 1.46 g/t Au of sulphide ore. Material from open pits accounts for 5.57 Mt at an average grade of 1.67 g/t Au the remaining 2.03 Mt at average grade of 0.64 g/t Au is already in stockpiles. The overall LOM stripping ratio for the open pits is approximately 12.5 (tonnes waste per tonne ore mined). In 2020, the pit production averaged close to 69,000 tpd including one month with over 83,000 tpd mined. There has been no underground mining at the Tucano Gold Mine to date.

Mine Planning Block Model

The mine planning block models used for the mine design are based on 3D resource block models for the Tucano Gold Mine deposits as presented in Section 14. The resource models contain in situ density, ore/waste codes, oxide/fresh rock codes, lithology codes, mineralization codes, resource classification, ore and waste percentage, and in situ gold grade.

Resource models for all deposits are sub-blocked models with various subblock sizes, the smallest size being 0.5 m x 0.625 m x 0.5 m. Since the subblock size is considered inadequate for open pit mining operations, given the size of the loading units currently in use (i.e., 6.5m3 and 15.0m3 bucket capacity), the resource models have been regularized to a block size of 3 m x 5 m x 4 m for TAP AB and Urucum, and 2.5 m x 5 m x 4 m for Urucum East and Duckhead.

The regularized resource block models were utilized for external (contact) dilution and mineral extraction estimate, as explained in Section 15. The total dilution and mineral extraction estimates, presented in Table 15-2, were incorporated in the mine planning block models with diluted block tonnes and diluted gold grades and used for the pit optimization analysis and mine planning. Each block in the regularized model contains the quantities of diluted mineralized tonnes and grades including the tonnages of mining dilution and ore loss, where ore loss (%) = 100% - mining recovery (%).

Additional model items coded into the mine planning model are overall pit slopes, TOPO% representing the percent of the block below the September 30, 2020 topographic surface, ore and waste volume and mass per block, gold contained, and gold recovered per block, and economic parameters including various costs per block, revenue per block, and block value.

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Geotechnical Assessment for Pit Slope design

Several geotechnical assessments have been conducted on the Tucano Project. The pit slope design parameters for this study, summarized in Table 16-2, are based on the geotechnical recommendations from the following reports:

•	Technical Memorandum titled “TAP AB & Urucum pit re-design review” by Peter O’Bryan & Associates, dated May 4, 2016, and
•	Report titled “Urucum Pit, Slope Stability Analysis” by Luis Navarro geology and services, dated September 2019

Different slope configurations were estimated for oxide and fresh rock because of the difference in competence. Fresh rock is by nature stronger and able to remain stable at steeper slope angles whereas the oxidized rock tends to crumble and fail at steep angles.

TABLE 16 - 2 GEOTECHNICAL DESIGN RECOMMENDATIONS

Great Panther Mining Limited – Tucano Gold Mine
Material	Bench Face Angle (°)	Bench Height (m)	Berm Width (m)	Inter-Ramp Angle (°)
Oxide	70	4	3	41.9
Fresh	75	24	10	55.6

Other relevant findings and recommendations made by Navarro, include the following:

Rock Weathering

Rock weathering is significantly deeper in TAP AB than at Urucum. Weathered (weaker) rock is less capable of standing steeply and is more susceptible to run-off erosion. At the Tucano Gold Mine, inherent strength differences amongst rock types can, and locally does, result in significantly different responses to weathering and subsequent performance on exposure. For example, BIF rocks and pegmatite intrusions have different weathering susceptibility, where near-surface pegmatites weather deeply and degrade rapidly on exposure, particularly when subject to erosion forces. A benefit of mining in weathered rock however, results from the ability to form the designed wall profile with relative precision due to the ability to mechanically excavate the material.

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Rock Structure

The orientation and shear strength of naturally occurring defects exposed in, or located close behind, pit walls have a dominant influence on open pit slope stability, even in highly weathered rocks. It is important that all practicable efforts are made to identify structural defect patterns in weathered rock units. A reasonable starting position is to assume that the defect patterns identified if fresh rock persist into the overlying weathered rock mass.

Groundwater

Hydraulic pressures generated by groundwater in pit walls are inevitably destabilising influences. Pit dewatering and wall depressurisation must be accepted as integral components of mining at the Tucano Gold Mine. Progressive depressurisation drilling into pit walls (once mining progresses below the pre-mining groundwater level) must be incorporated as a routine task in pit development. Control of inflows and general in-pit drainage must be given adequate priority to minimise degradation of ramp running surfaces and slope erosion generally.

Hard Rock slopes

To achieve the inter ramp angles (IRA) presented in Table 16-2, a certain amount of controlled production blasting is required to minimize blast damage to the pit slope including pre-split drilling in hard rock walls. A substantial improvement is evident in blasting practices conducted to date (Figure 16-1).

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FIGURE 16 - 1 PIT WALL IN URUCUM PIT

Urucum Central South Pit

As noted in the Company’s news releases on October 7, 2019 and October 15, 2019, the west wall of the Urucum Central South (UCS) pit underwent slope displacement on October 6, 2019. Since then, Great Panther has worked toward a remediation plan with the assistance of the independent consulting firm Knight Piésold & Co. (KP)

Based on the results of geotechnical and hydrogeological drilling, KP carried out a number of stability analyses. This resulted in recommendations for slope design parameters that have been incorporated into the new pit design. Mining has restarted in the UCS pit under cover of radar to provide monitoring of the movement of the wall plus piezometer holes to allow measurement of the phreatic surface. Mining is expected to continue in the UCS pit but may be subject to interruptions if drain holes become necessary to maintain the phreatic levels. Mining at UCS is scheduled to be completed in the first semester of 2022.

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Waste Dumps

The waste dump slope parameters comprise 10 m high lifts with re-shaped 29° face angles, separated by 7 m wide berms, appropriately graded to control water flow. The resultant slope inclination is 22°. Observations and spot measurement of face angles on some as-built dump face angles indicates ranges from 35° to 38°. These constructions are interim dumps that will be re-shaped in the future.

Pit Optimization

Pit Optimization Input Parameters

The pit optimization analysis was carried out on the diluted regularized block model described above in the section entitled Mine Planning Block Model. The pit optimization was carried out using the MS Economic Planner module of Hexagon’s MinePlan software. The optimizer uses the Lerchs-Grossman (LG) algorithm to determine the economic pit limits based on a block’s net value (block value = block revenue - block total operating cost) and preliminary estimates for pit overall slope angles (OSA).

The OSAs are determined in conjunction with the geotechnical recommendations outlined in Table 16-2 and expected haulage ramp layout, ramp width, and the projected number of ramps in the pit wall. The ramp width is calculated to be 24 m to accommodate a 90-tonne capacity truck and it was considered for two-way traffic. Geotechnical sectors were defined by Pit, Material (Fresh/Oxide) and E/W Pit Walls (N/S for Urucum East).

The estimated OSA utilized in pit optimization are summarized in Table 16-3.

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TABLE 16 - 3 PIT OVERALL SLOPE ANGLE ESTIMATE Great Panther Mining Limited - Tucano Gold Mine
Pit	Rock Type	Pit Wall	IRA(°) of Stack	StackHeight (m)	2-way Ramps #	Single Ramps #	OSA (°)
Urucum North (URN)	Oxide	East	42	60	0	0	42
	Oxide	West	42	60	1	0	34
	Fresh	East	56	140	1	1	46
	Fresh	West	56	120	1	1	45
Urucum CentralNorth (URCN)	Oxide	East	42	60	1	0	34
	Oxide	West	42	60	0	0	42
	Fresh	East	56	150	1	0	50
	Fresh	West	56	100	1	1	43
Urucum Central South (URCS)	Oxide	East	42	80	1	0	37
	Oxide	West	42	60	1	0	34
	Fresh	East	56	180	1	1	48
	Fresh	West	56	180	1	1	48
Urucum South (URS)	Oxide	East	42	100	1	0	37
	Oxide	West	42	100	1	0	37
	Fresh	East	56	124	1	1	45
	Fresh	West	56	124	1	1	45
TAP AB1	Oxide	East	42	72	1	0	35
	Oxide	West	42	40	1	0	31
	Fresh	East	56	100	1	1	44
	Fresh	West	56	132	1	1	47
TAP AB3	Oxide	East	42	320	3	1	36
	Oxide	West	42	120	2	1	32
	Fresh	East	56	120	1	0	50
	Fresh	West	56	120	1	0	50
Duck Head	Oxide	East	42	36	1	0	33
	Oxide	West	42	36	1	0	33
	Fresh	East	56	36	0	1	47
	Fresh	West	56	36	0	1	47
Urucum East	Oxide	North	42	180	3	0	36
	Oxide	South	42	180	3	0	36
	Fresh	North	56	120	1	0	50
	Fresh	South	56	120	1	0	50

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The net value for each block was calculated using the model calculation script in Hexagon’s MinePlan Software, based on a set of input economic parameters, i.e., costs, recoveries, and long-term gold price assumptions. Operating costs were sourced from the current operations (actual 12 months costs from September 2019 up to August 2020) and unit operating cost from the actual mining contracts. Table 16-4 summarizes the parameters used for the block net value calculation.

In accordance with the guidelines of National Instruments NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum’s Definition Standards for Mineral Resources and Mineral Reserves, only those ore blocks classified in the Measured and Indicated categories drive the pit optimizer for a feasibility level study. Inferred resource blocks, regardless of grade and recovery, bear no economic value and are treated as waste.

Pit Optimization results

A series of nested LG pit shells were generated by varying the gold price (revenue factor) from US$1,500/oz Au to US$2,000/oz Au. Nested pit shells are utilized for incremental and net value (i.e., operating margin) analysis to select the pit shell to guide the ultimate pit design. Pit optimization results by pit are summarized in Table 16-5. Note that these studies are part of the evaluation process of pit options. Numbers will vary from the final Mineral Reserve estimate in table 15-1. In particular the following tables use a July 31, 2020 topographic surface and therefore do not include reserve depletion to the MRMR effective date of September 30, 2020.

Individual pit shell selection was made based on the following criteria:

•	For Urucum North (URN), the pit design currently being mined (2019 MRMR) was selected since the base price did not generate a pit shell that provides adequate mining width for the ultimate pushback relevant to the existing pit and higher price pit shells resulted in poor economic results. The selected design is contained inside the US$1,500/oz Au pit shell and resulted in a positive Net Value when reported under the new reserves model.

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TABLE 16 - 4 NET BLOCK VALUE INPUT PARAMETERS

Great Panther Mining Limited – Tucano Gold Mine
Parameter	Units	Value
Resource Classification	Categorical	Measured & Indicated
Revenue
Gold Price	US$/oz Au	1500
Exchange Rate	R$/US$	4.5
Gold Payable	%	99.95%
Refining Charges	R$/oz Au	112.23
Royalties	%	3.14%
Process Recovery	%	Variable
Re-handled Ore Swell	%	30%
Operating Costs
Mining Cost, Oxide Ore, Tucano*	R$/t	79.33
Mining Cost, Fresh Ore, Tucano*	R$/t	106.40
Mining Cost, Oxide Waste, Tucano**	R$/t	3.83
Mining Cost, Fresh Waste, Tucano**	R$/t	5.85
Pre-split Drilling Cost, U&M	R$/m3	1.16
Mining Cost, Oxide Ore, U&M***	R$/m3	Variable
Mining Cost, Transit Ore, U&M***	R$/m3	Variable
Mining Cost, Fresh Ore, U&M***	R$/m3	Variable
Mining Cost, Oxide Waste, U&M***	R$/m3	Variable
Mining Cost, Transit Waste, U&M***	R$/m3	Variable
Mining Cost, Fresh Waste, U&M***	R$/m3	Variable
Crusher Feed, U&M	R$/t	2.84
Block Net Value	R$	Block Revenue - Block Cost

Notes:

* Tucano Gold Mine fixed ore unit cost: base mining, process and G&A costs, mine geology, grade control and laboratory costs.

**Tucano Gold Mine fixed waste unit base mining cost: dewatering, production drilling, loading, hauling, blasting

***U&M contractor variable unit mining cost (drilling, loading, hauling), dependant on haul distance and associated unit costs defined in the mining contract

•	For Urucum Central North (URCN), no pit shell was selected since the base price did not generate a pit shell that provides adequate mining width for the ultimate pushback relevant to the existing pit and higher price pit shells resulted in poor economic results.
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TABLE 16 - 5 PIT OPTIMIZATION RESULTS

Pit Shell	Gold Price (US$/Oz Au)	ROM (Tonnes)	Au (g/t Au)	Gold (Oz)	Strip Ratio	Value (M R$)
URN	1,500	995,950	1.22	39,181	3.42	75,091,629
	1,600	1,204,209	1.19	46,140	4.11	73,816,013
	1,700	1,299,864	1.17	48,995	4.38	72,162,183
	1,750	1,344,129	1.16	50,260	4.50	70,859,398
	1,800	1,440,265	1.14	52,654	4.69	67,966,925
	1,900	1,956,554	1.13	71,087	6.80	39,621,714
	2,000	2,183,343	1.12	78,705	7.50	23,327,539
URCN	1,500	312,191	1.52	15,296	5.49	29,729,922
	1,600	494,065	1.38	21,977	6.67	26,946,921
	1,700	764,524	1.32	32,499	7.93	20,487,728
	1,750	832,831	1.31	35,169	8.17	18,330,769
	1,800	861,066	1.31	36,247	8.29	17,095,728
	1,900	933,751	1.31	39,244	8.70	12,940,938
	2,000	951,512	1.31	39,959	8.81	11,610,545
URCS	1,500	2,110,187	1.64	111,474	5.03	260,613,007
	1,600	2,233,968	1.62	116,015	5.18	260,339,682
	1,700	2,366,718	1.59	121,007	5.42	257,025,216
	1,750	2,407,875	1.58	122,443	5.49	255,488,391
	1,800	2,437,417	1.58	123,636	5.58	254,129,442
	1,900	2,522,780	1.57	126,949	5.81	249,342,886
	2,000	2,572,285	1.56	128,931	5.98	245,657,224
URS	1,500	112,829	1.17	4,238	3.03	7,453,001
	1,600	125,352	1.16	4,670	3.51	7,379,943
	1,700	131,077	1.14	4,820	3.58	7,277,426
	1,750	133,376	1.14	4,882	3.64	7,202,888
	1,800	152,678	1.15	5,639	4.81	6,300,413
	1,900	164,160	1.13	5,954	5.04	5,751,871
	2,000	182,621	1.12	6,567	5.75	4,566,422
AB1	1,500	2,172,899	1.63	113,755	13.33	144,802,304
	1,600	2,495,940	1.56	125,250	13.02	141,025,021
	1,700	3,090,517	1.51	149,582	13.21	127,275,675
	1,750	3,722,996	1.59	190,792	15.87	98,385,108
	1,800	3,812,136	1.58	193,694	15.75	94,846,074
	1,900	3,875,590	1.57	195,956	15.72	91,670,900
	2,000	4,030,920	1.56	201,822	15.78	80,354,496
AB3	1,500	872,413	1.94	54,442	12.18	109,536,115
	1,600	1,186,276	1.91	72,999	14.33	109,859,950
	1,700	1,242,811	1.90	76,085	14.64	107,976,028
	1,750	1,298,771	1.89	78,879	15.22	100,190,552
	1,800	1,330,311	1.88	80,509	15.38	98,399,105
	1,900	1,535,550	1.86	91,954	16.81	80,891,305
	2,000	1,693,134	1.86	101,216	18.02	63,071,433
Duck Head	1,500	347,725	2.23	24,940	17.82	87,483,806
	1,600	385,676	2.10	25,980	16.96	87,311,363
	1,700	440,218	1.96	27,676	16.29	86,407,562
	1,800	465,826	1.91	28,603	16.26	85,411,329
	1,900	474,574	1.89	28,850	16.21	85,004,945
	2,000	483,490	1.87	29,093	16.16	84,494,219
Urucum East	1,500	216,219	1.61	11,209	10.87	18,582,298
	1,600	220,589	1.60	11,326	10.82	18,552,402
	1,700	223,141	1.59	11,396	10.82	18,510,720
	1,800	304,808	1.52	14,905	12.39	14,311,943
	1,900	330,486	1.50	15,950	12.61	12,748,372
	2,000	342,985	1.48	16,319	12.57	12,018,391
Pit Shell Selection was Conducted using the July 31, 2020 Topo. All pit shells are reported with the base price (US$ 1,500.00/Oz)

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•	Urucum Central South (URCS) pit shells was selected for the gold price of US$1,750/oz Au since this shell provides better mining widths for the ultimate pushback relevant to the existing pit while still resulting in satisfactory economic results at US$1,500/oz.
•	For Urucum South (URS) no pit shell was selected since the base price did not generate a pit shell that provides adequate mining width for the ultimate pushback relevant to the existing pit and higher price pit shells resulted in poor economic results.
•	TAP AB1 (AB1) pit shell was selected for the gold price US$1,500/oz Au.
•	TAP AB3 (AB3) pit shell was selected for the gold price US$1,600/oz Au since the lower gold price pit shells did not generate the pit that provides adequate mining width for the ultimate pushback relevant to the existing pit, while still resulting in satisfactory economic results at US$1,500/oz.
•	Duckhead (DH) and Urucum East (URE) pit shells are selected for the base gold price of US$1,500/oz Au.

Contained quantities within the selected pit shells are summarized in Table 16-6.

TABLE 16 - 6 SELECTED PIT SHELL QUANTITIES

Great Panther Mining Limited – Tucano Gold Mine
Pit Shell	ROM (Tonnes)	Au (g/t Au)	Gold (Oz)	Strip Ratio
URN	995 950	1.22	39 181	3.42
URCN
URCS	2 407 875	1.58	122 443	5.49
URS
AB1	2 172 899	1.63	113 755	13.33
AB3	1 186 276	1.91	72 999	14.33
DH	347 725	2.23	24 940	17.82
URE	216 219	1.61	11 209	10.87
Total	7 326 942	1.63	384 527	9.71
Pit Shell Selection was Conducted using the July 31, 2020 Topo. All pit shells are reported with the base price (Us$ 1,500.00/Oz)

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Pit Design

Mine design criteria are based on a conventional surface mine operation using 15 m3 shovels for waste loading; 6.5 m3 excavators for ore loading; and haulage by a mixed fleet of 36-tonne, 90-tonne, and 136-tonne capacity trucks.

The ultimate pit design incorporates pit slope geotechnical parameters (bench face angle, inter ramp angles, and berm widths) for the oxide and fresh rock and pit sectors, includes haulage ramps, and takes into account minimum mining width based on the open pit mining equipment selected. The haul ramps are designed at 24m width for 90-tonne class trucks and two-way traffic and will be used as appropriate as single lane ramp for 136-tonne class trucks. For the final four benches in the bottom of the final pit design, the haul road is narrowed to a width of 10 m, suitable for a 36-tonne class truck and single lane traffic. The maximum ramp gradient is 10%. All roads require a cap of crushed rock to facilitate all-season use.

The design premise was to mine the pits to a minimum mining width of 30 m, then use a backhoe for the final narrow bench of the pit. To date, there are final pit slopes partially excavated in multiple pits that prove the slope angles recommended in the geotechnical design. Luis Navarro, a geotechnical consultant, has visited the mine to assess the rock walls and has provided suggestions for practices to improve wall stability. There is a risk that the failure to attain design pit slope will result in pit wall instability and the loss of ore at the pit bottom.

The pit design parameters are summarized in Table 16-7.

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TABLE 16 - 7 PIT DESIGN PARAMETERS

Great Panther Mining Limited – Tucano Gold Mine
Parameter	Units	Oxide Rock	Fresh Rock
Pit Slope
Bench Height	m	4	4
Bench Face Angle	deg	70	75
Berm Vertical Interval	m	4	24
Berm Width	m	3	10
Inter-ramp Slope Angle	deg	41.9	55.6
Pit Ramp Parameters
Maximum ramp gradient	%	10	10
Two-way Ramp Width	m	24	24
Single Lane Ramp Width (near pit bottom)	m	10	10

The open pit design contains six pits within the selected pit optimization shells utilized to guide the ultimate pit design:

•	Urucum North (URN)
•	Urucum Central South (URCS)
•	TAP AB1 (AB1)
•	TAP AB3 (AB3)
•	Duckhead (DH)
•	Urucum East (URE)

The ultimate pit designs in a plan and sectional view are illustrated in Figures 16-2 to 16-7.

All pits have been designed with 4 m operating bench heights. For pits with catch benches at 24 m intervals it may be possible in some higher elevation areas to mine waste rock on 8 m or 12 m high benches, which is more cost effective and may facilitate higher pit sinking rates in terms of vertical metres per year. This is considered a project opportunity that has not been incorporated into the base case mine plan. To maximize ore selectivity and minimize dilution it is expected that ore will be mined only on 4 m benches.

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FIGURE 16 - 2 URUCUM NORTH ULTIMATE PIT WITH CROSS SECTION (A-A')

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FIGURE 16 - 3 URUCUM CENTRAL SOUTH ULTIMATE PIT WITH CROSS SECTION (A-A')

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FIGURE 16 - 4 TAP AB1 ULTIMATE PIT WITH CROSS SECTION (A-A')

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FIGURE 16 - 5 TAP AB3 ULTIMATE PIT WITH CROSS SECTION (A-A')

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FIGURE 16 - 6 DUCKHEAD ULTIMATE PIT WITH CROSS SECTION (A-A')

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FIGURE 16 - 7 URUCUM EAST ULTIMATE PIT WITH CROSS SECTION (A-A')

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Waste Rock Dump

The waste rock dump designs are illustrated in Figure 16-9 and 16-10.

FIGURE 16 - 8 URUCUM WASTE DUMPS

FIGURE 16 - 9 TAP AB WASTE DUMPS

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The waste rock dumps (WRD) are located as close as practical to the open pits to minimize haul distances and haul truck cycle time for each pit phase, considering the pit waste disposal requirements, access road and facility layout, and geotechnical parameters. A portion of the waste rock from the pit is used for the tailings dam embankment construction. The waste rock dump design parameters include:

•	Overall dump slope angle of 2.5H:1V or 22°
•	A haulage ramp that is 25 m wide at a 10% gradient
•	A placement swell factor of 1.30 for both oxide rock and broken fresh rock

The WRD are constructed in a bottom-up configuration consisting of 10 m vertical lifts. The designed capacities of the waste rock dumps have sufficient capacity to accept the entire waste rock volume that will be mined from the open pits. Backfilling of mined out pits is not proposed, either because underground mining is planned beneath the pits or because the pits are not depleted until the end of the open pit mine life.

Pit Mining Quantities

Mining reserve estimates are reported from the mine planning block model that contains allowances for dilution and mining extraction, presented in Table 15-1, for material below the end of September 30, 2020 topography to ultimate pit limits. Initial ROM ore quantities and plant feed estimates used in pit and plant feed optimization were initiated in August and used a July 31, 2020 topographic surface. They are founded only on Measured and Indicated Mineral Resources but do not take into account Reserve depletion from July 31 up to September 30, 2020. ROM quantities are based on whole block mining and total 6.0 Mt of ore at a grade of 1.67 g/t Au with a strip ratio averaging 13.2:1. Mining quantities within the designed pits are summarized in Table 16-8.

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TABLE 16 - 8 PIT MINING QUANTITIES

Great Panther Mining Limited – Tucano Gold Mine
Pit	ROM (Tonnes)	Au (g/t Au)	Gold (Oz)	Strip Ratio (t/t)
URN	474 677	1.32	20 070	4.03
URCS	1 908 403	1.58	97 114	7.40
AB1	2 086 487	1.59	106 936	15.79
AB3	1 213 977	1.87	72 947	16.14
DH	173 022	3.10	17 260	50.46
URE	171 313	1.65	9 061	13.97
Total	6 027 879	1.67	323 388	13.22
Pit Designs reported under the July 31, 2020 topography

Overall, oxide material comprises 57% of the total open pit ore tonnage and 45% of total waste tonnage to be mined. Oxide tonnages and grades in Table 16-8, and elsewhere in this document, are reported on a dry basis.

It is anticipated that dewatering of the two deepest pits, i.e., Urucum and TAP AB, will involve stage pumping from the pit bottom. Relatively minor pit design revisions are required in order to incorporate intermediate elevation pit sumps and water collection / diversion ditches on the pit highwalls.

The mining quantities in Table 16-8 were compared to contained quantities within the pit optimization shells that guided the designs (Table 16-6).

•	For TAP AB pits, the waste rock quantities are within 10% difference. The average gold grade is within 2% difference. The designed pits contain 4% less ROM at a 18% higher strip ratio for AB1 and 2% more ROM at a 13% higher strip ratio for AB3.
•	For URCS pit, the waste rock quantities are within 4% difference. The average gold grade is within 1% difference. The designed pits contain 24% less ROM at a 27% higher strip ratio. Most of the reduction in ROM and increase in strip ratio is a result of the extra dilution and ore loss being applied.
•	For URE pit, the waste rock quantities are within 1% difference. The average gold grade is within 2% difference. The designed pits contain 11% less ROM at a 28% higher strip ratio.

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•	For DH pit, the waste rock quantities are 33% higher. The average gold grade is 39% higher. The designed pits contain 50% less ROM at a 183% higher strip ratio.
•	For URN pit, the waste rock quantities are 44% lower. The average gold grade is 7% higher. The designed pits contain 52% less ROM at an 18% higher strip ratio. Roughly 14% of the ROM reduction (and consequent strip ratio increase) is result from the extra dilution and ore loss applied.
•	The lower strip ratio in pit shells is believed due to approximate allowance for the ramps used in the pit optimization versus the more accurate inclusion of ramps in the pit design, together with and allowance for minimum operational widths on higher benches and optimization of ramp traces. The highest discrepancy is noted in Duckhead pit design with the strip ratio almost three times higher versus LG pit shell due to inclusion of ramps in the design. At Duckhead, the North pit wall is very high which combined with the smaller overall size of the pit and concentration of ore in the very bottom, generates specific challenges.

Open Pit Production Schedule

A quarterly pit production schedule was generated with the objective of meeting a target ore processing rate of approximately 10,000 tpd at an average 93% annual plant availability. ROM quantities and plant feed estimates are based on Measured and Indicated Mineral Resources.

The mine production schedule has been prepared quarterly based on the mining activities commencing in Q4 2019. The pit production is founded on mining the ultimate pit bench-by-bench without phases or subdivisions except for TAP AB1 where an intermediate phase was designed based on the US$ 1,300.00/oz pit shell with the objective to postpone waste stripping. Preproduction stripping was required in Q4 2020 for URCS in order to prepare the pit for sustained plant feed in 2021. Similarly, preproduction stripping is required for the TAP AB pits in 2021 and 2022. Preproduction stripping of the Urucum East and Duckhead pits have been delayed, due to higher strip ratios. The LOM mining rate averages approximately 63,600 tpd. The maximum mining rate is about 79,000 tpd.

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Plant feed comprises the ROM from the pit and from the stockpiles. The pit ROM production is projected to be direct feed to the crusher, complemented with the ROM re-handled on an, as need basis. Stockpile inventory as of September 30, 2020 is presented in Table 16-9.

TABLE 16 - 9 PIT STOCKPILE INVENTORY AS OF 30 SEPT. 2020

Great Panther Mining Limited – Tucano Gold Mine
Stockpile	ROM (t)	Au (g/t)	Gold (Oz)
Total HG Oxide	5 774	1.00	186
Total LG Oxide	577 519	0.57	10 603
Total MG Oxide	679 553	0.44	9 507
Total Mill Scats, Sulphide	203 857	1.42	9 303
Total VHG Sulphide	4 629	1.86	277
Total HG Sulphide	3 466	1.24	138
Total LG Sulphide	116 151	0.60	2 257
ROM pad expansion	434 836	0.69	9 598
Total	2 025 785	0.64	41 869

The LOM pit production and plant feed schedule is summarized in Table 16-10 and illustrated in Figures 16-10 and 16-11. The tonnages presented are all on a dry basis.

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TABLE 16 - 10 OPEN PIT PRODUCTION SCHEDULE

Great Panther Mining Limited – Tucano Gold Mine
Period	un	Total	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	2022 Q3	2022 Q4	2023 Q1	2023 Q2	2023 Q3	2023 Q4
Open Pit Mining
ROM - Oxide	kt	2 455	135	17	70	54	93	110	247	410	346	168	204	430	171
ROM - Fresh	kt	3 113	593	376	484	569	143	108	14	102	119	35	86	197	287
Open Pit ROM Total	kt	5 568	728	393	554	622	236	218	261	512	465	203	290	627	458
Stockpile Inventory
ROM - Oxide	kt	1 263	58	256	269	184	496	0	0	0	0	0	0	0	0
ROM - Fresh	kt	763	143	190	82	22	0	327	0	0	0	0	0	0	0
Stockpile ROM Total	kt	2 026	201	446	351	205	496	327	0	0	0	0	0	0	0
Total ROM, Pit + Stockpile
ROM - Oxide	kt	3 718	193	273	399	237	589	110	247	410	346	168	204	430	171
ROM - Fresh	kt	3 876	736	566	566	590	143	435	14	102	119	35	86	197	287
Total ROM, Pit + Stockpile	kt	7 594	929	839	905	828	732	545	261	512	465	203	290	627	458
Au Grade	g/t	1.40	1.30	0.91	1.15	1.39	0.92	1.22	1.65	1.58	1.89	3.17	1.47	1.48	2.15
Contained Au	koz	341	39	25	33	37	22	21	14	26	28	21	14	30	32
ROM - Oxide Portion	%	49%	21%	32%	37%	29%	80%	20%	95%	80%	74%	83%	70%	69%	37%
Waste – Oxide Rock	kt	37 372	3 289	1 797	1 862	2 579	4 146	3 261	3 398	4 090	3 280	4 707	3 587	1 188	188
Waste - Fresh Rock	kt	30 807	2 938	4 839	3 737	2 278	1 586	1 282	1 640	1 821	1 733	957	2 569	3 994	1 434
Waste - Total	kt	68 179	6 226	6 635	5 599	4 857	5 732	4 543	5 038	5 911	5 013	5 664	6,156	5 182	1 622
Saprolite Portion	%	55%	53%	27%	33%	53%	72%	72%	67%	69%	65%	83%	58%	23%	12%
Strip Ratio	W/O	9.0	6.7	7.9	6.2	5.9	7.8	8.3	19.3	11.5	10.8	27.9	21.2	8.3	3.5
Total Moved - Oxide	kt	41 089	3 482	2 069	2 201	2 816	4 735	3 372	3 646	4 499	3 626	4 875	3 792	1 618	359
Total Moved - Fresh	kt	34 684	3 674	5 405	4 303	2 868	1 729	1 717	1 654	1 923	1 852	992	2 654	4 191	1 721
Grand Total Moved	kt	75 773	7 156	7 474	6 504	5 684	6 464	5 088	5 300	6 423	5 478	5 867	6 446	5 809	2 080
Oxide portion	%	54%	49%	28%	34%	50%	73%	66%	69%	70%	66%	83%	59%	28%	17%
Open pit mining rate	ktpd	64	78	83	71	62	70	57	58	70	60	65	71	63	23
Plant Feed
Plant Feed from Pit	kt	5 392	708	370	547	552	236	200	261	512	465	203	290	591	458
Plant Feed from Stockpile	kt	2 202	201	473	351	299	496	346	0	0	0	0	0	37	0
Plant Feed - Oxide	kt	3 718	174	277	332	260	589	110	247	410	346	168	204	430	171
Plant Feed - Fresh	kt	3 876	735	567	566	590	143	435	14	102	119	35	86	197	287
Total Plant Feed	kt	7 594	909	844	898	850	732	545	261	512	465	203	290	627	458
Au Grade	g/t	1.40	1.32	0.91	1.15	1.36	0.92	1.22	1.65	1.58	1.89	3.17	1.47	1.48	2.15
Oxide Feed Portion	%	49%	19%	33%	37%	31%	80%	20%	95%	80%	74%	83%	70%	69%	37%
Nominal Rate per Cal Day	tpd	6 398	9 878	9 376	9 865	9 242	7 956	6 058	2 872	5 564	5 057	2 253	3 186	6 817	4 977

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FIGURE 16 - 10 TOTAL MATERIAL MINED BY ROCK TYPE

FIGURE 16 - 11 PLANT FEED (PIT & STOCKPILE) BY ORE TYPE

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Open Pit Operation

Pit Equipment

Open pit mining is currently being undertaken by the mine contractor, U&M, one of the largest mining contractors in Brazil. The mining operations are based on the use of hydraulic excavators and a haul truck fleet engaged in conventional open pit mining techniques. Excavated material is loaded to trucks and hauled to either the ROM, ore stockpiles, or the waste dump.

Waste rock is typically drilled on 8 m high benches using 140 mm diameter drill holes utilizing a drill pattern of 4.4 m by 5.0 m spacing and blasted at a powder factor of 0.78 kg/m3. Mineralized rock is typically blasted on 8 m benches using smaller drill holes (102 mm diameter) utilizing a tighter drill pattern of 2.3 m by 2.8 m spacing with a higher powder of 1.20 kg/m3. Due to groundwater inflow at the oxide/transition contact, water-resistant emulsion explosive is utilized. Final pit walls, as well as the temporary pit walls during the phasing are pre-split. Ore and waste are fired together. For wide fresh mineralization, the ore can be blasted separately in order to minimize contact dilution. Excavation of oxide rock does not require drilling and blasting.

Ore sent to the ROM is stockpiled in defined areas and separated as either oxide or fresh, within various cut-off grade categories, to facilitate later blending to achieve the desired oxide / fresh proportion and grade required by the plant.

Primary ore and waste loading equipment are 6.5 m3 and 15 m3 excavators supported by 4.2 m3 wheel loaders utilized for in pit loading and ore loading at the crusher. Haulage equipment is comprised of 36-tonne, 90-tonne, and 136-tonne truck fleets.

The major mine production equipment that U&M uses at the Tucano Gold Mine is outlined in Table 16-11. In addition, there are numerous light vehicles, support units, lighting plants and pumps.

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TABLE 16 - 11 MINING FLEET

Great Panther Mining Limited – Tucano Gold Mine
Manufacturer	Model	Units
Sandvik	Drill, Panther 1500i, DX 680	9
Hitachi	Excavator, EX-1200	5
Hitachi	Excavator, EX-2500	4
Hyundai	Excavator, HX-220	6
Caterpillar	Loader, 980	5
Caterpillar	Truck, 740	10
Caterpillar	Truck, 777	22
Komatsu	Truck, 730 E	6
Caterpillar	Dozer, D9	5
Caterpillar	Dozer, D6	1
Caterpillar	Grader, 16H, 14M	5
Mercedes	Truck, 8x4	15
Case	Rock Breaker	3
	Road Roller	1
Mercedes, Volvo	Water trucks	4
	Fuel Truck	5

Mode of Operation

The open pit is scheduled to operate 365 days per year, 24 hours per day. The U&M work schedule utilizes four crews working three 8-hour shifts.

Equipment productivity and utilization are estimated based on a base utilization, productivity values and mining operation factors. Table 16-2 summarizes base values for utilization and hour productivity.

TABLE 16 - 12 EQUIPMENT BASE PRODUCTIVITY AND UTILIZATION VALUES

Great Panther Mining Limited – Tucano Gold Mine
Fleet	Utilization (%)	Productivity (t/h)
EX - 2500	83%	850
EX - 1200	83%	1750

Mine equipment production and utilization factors that impact on equipment operation and fleet size are defined for the various seasonal conditions, rock type, and mining conditions (various bench and ramp widths), as presented in Table 16-13:

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TABLE 16 - 13 EQUIPMENT PRODUCTIVITY AND UTILIZATION FACTORS

Great Panther Mining Limited – Tucano Gold Mine
Mining Condition	Production Factor	Utilization Factor	Total Factor	Description
Season Factor Trans	95.0% 97.5%	92.0% 97.5%	AB = 87.5% UR = 95.0%	Time loss due to lower truck availability; Waiting time due to Waste Dump and access Condition/Maintenance; Productivity loss due to overall harder operation conditions
Season Factor Wet	90.0% 95.0%	83.5% 95.0%	AB = 75.0% UR = 90.0%	Time loss due to lower truck availability; Waiting time due to Waste Dump and access Condition/Maintenance; Productivity loss due to overall harder operation conditions
Fresh Rock Mining	90%	94%	85%	Time Loss waiting for drilling; Time loss for Blasting; Productivity loss due to harder digging conditions.
Ore Mining	95%	84%	80%	Time loss waiting for Geo Grade control and/or Topography marking; Productivity loss due to selective mining
Bench W<50m	90%	83%	75%	Time loss due to increased truck spotting time; Time loss for dig face advance; Productivity loss due to constrained operational space
Bench W<25m	80%	63%	50%	Time loss due to increased truck spotting time; Time loss for dig face advance; Productivity loss due to constrained operational space
Ramp W=14m	100%	70%	70%	Time loss due to increased hanging time waiting for trucks in single line ramps
Ramp W=10m	100%	50%	50%	Time loss due to increased hanging time waiting for trucks in single line ramps

Manpower

The mine is operating, and the mine manpower at the end of September 2020 is summarized in Table 16-14. The mine manpower includes owner and contractor personnel. The ongoing open pit operations will require this level of manpower for most of the next two years.

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TABLE 16 - 14 CURRENT MANPOWER

Great Panther Mining Limited – Tucano Gold Mine
Area	Total
Mine Operations	64
Mine Maintenance
Mine Engineering (Planning)	29
Mine Geology	48
Total Mine	141

Mill Operations	64
Mill Maintenance	48
Electrical & Power	16
Laboratory	4
Total Mill	132

G&A	123
Total AGM	396

Temporary	-
Exploration	27
Total Company	423

Contractors	420
U&M	588
Total Contractors	1008

Total Manpower	1431

Underground Mining Methods

Underground mining methods are based on the 2019 MRMR Technical Report prepared by external consultants, RPA and have not been modified since no additional drilling or other studies have been made to change the underground Mineral Reserves since the last Technical Report was issued in March 2020. In Q4 2020, the Tucano Gold Mine initiated a limited drilling program which will continue in 2021, to compliment the studies previously carried out and will update the underground mineral reserves in the future. This Section is an extract from the 2019 MRMR report prepared by RPA.

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The underground mine Project sits below the Urucum North open pit. Access would be via a single portal located at the north end of the Urucum North pit (Figure 16-12). The mine layout is based on the following criteria:

•	Twin declines accessing the north and south parts of the orebody.
•	Portal situated on the north side of the Urucum North open pit.
•	North and south exhaust ventilation raises.
•	20 m sublevel interval.
•	Stopes accessed by a footwall drive and crosscuts on every sublevel.
•	Decline development initiates in Year 1.
•	Mine plan targets Measured, Indicated and Inferred Mineral Resources down to RL 500 m (750 metres below surface).

FIGURE 16 - 12 LONGITUDINAL SECTION - URUCUM NORTH UNDERGROUND MINE

Geotechnical Considerations

Geotechnical data from an infill drill program below the Urucum North Pit indicates that the ground conditions at the Urucum North are suitable for open stoping mining methods. Furthermore, stopes measuring 50 m in length and 20 m in height will be feasible. It will be possible to mine multiple benches simultaneously in the same ore block. As the ore lodes are

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steeply dipping and relatively narrow, they are suitable for a longitudinal version of longhole open stoping.

The base of weathering is relatively shallow. It occurs less than 50 m over the orebody and less than 30 m over the country-rock. Consequently, it will have minimal effect on the underground mine. Weathering will, however, be a factor for establishing the portal location and the upper sections of ventilation raises. Furthermore, weathering may be present along major faults and on the contacts of pegmatite dykes.

The following rock properties were estimated from the data obtained by logging the core from the infill drill program:

•	Barton’s rock quality index, Q and
•	Bieniawski’s rock mass rating, RMR

These classifications were used to estimate the stable spans for stopes and development as well as the ground control requirements. Safe development spans and support requirements can be estimated using Q. The stable hydraulic radius for determining safe stope spans can be estimated from a modified Q value (Q’) using the modified Mathews stability method (Potvin, 1988). The results of the analyses are presented in Table 16-15.

TABLE 16 - 15 RANGE OF Q’ AND RMR VALUES

Great Panther Mining Limited - Tucano Gold Mine

Zone/Location		Q’			RMR
		Min.	Max.	Avg.	Min.	Max.	Avg.
Hanging Wall	North	3.58	16.67	12.4	63	82	74
	Central	2.78	96.71	33.04	63	84	74
	South	3.13	200.00	41.79	60	87	73
Backs	North	1.39	33.27	10.39	63	78	73
	Central	3.12	266.67	55.71	63	82	75
	South	1.39	100.00	25.79	72	87	80

The Q’ values were used to estimate the modified Mathews stability number (N’) and stable hydraulic radii (HR) for each of the stope zones (hanging wall and back). The stope design factors, and hydraulic radii are presented in Table 16-16. The maximum stable unsupported span (MSUS), as well as the length of time it will be stable, are estimated with RMR. These values permit estimating the stability of stoping spans over a short period, ranging from a week

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to a month, assuming good quality mining practices. The analysis of the data indicates that there is little difference in rock mass condition between the hanging wall and backs of the stopes or between different locations in the orebody. The study uses the same rock mass classification for each zone and location.

TABLE 16 - 16 STOPE DESIGN FACTORS AND HYDRAULIC RADIUS

Great Panther Mining Limited - Tucano Gold Mine

Q’	N'	Stable HR (m)	RMR	MSUS (m)	Lifespan (days)
12.5	28.1	8.2	76	22	153

In the case of stope hanging walls and backs, the term “stable” refers to stability on a large scale with consistent ground conditions. A zone classified as stable may, nevertheless, experience small-scale falls or significant instability in the presence of large structures. Stopes that are accessible to personnel must be provided with an adequate amount of local support.

Figure 16-13 presents a graph of the maximum spans for maintaining stable stopes. As indicated on the graph, an unsupported span of 50 m with a 20 m sublevel interval (i.e., 24 m floor to roof) should remain stable for three weeks, provided there are no abnormal conditions.

FIGURE 16 - 13 MODIFIED MATHEWS SHORT-TERM STABILITY ESTIMATE

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The maximum strike distance that can be left open will be satisfied with at 50 m spacing of the rib pillars.

The crown pillar separating the ultimate pit floor from the upper limit of underground stope excavations is critical to the safety of the mining operations. It must remain stable for the life of the mining operation, either by designing it with an adequate size or by ensuring that it is sufficiently confined to prevent its collapse. Ground support installed in the bottom of the pillar may be required to maintain its stability. The effects of deep weathering adjacent to the pegmatite contacts on crown-pillar stability need to be investigated.

The required height of the crown pillar depends on the width of the stope beneath it. The minimum height to width ratio should be 3:1. The actual height can be optimized by controlling the profile of the pillar’s base and by using ground control systems (e.g., cable bolts and shotcrete).

The crown pillar must be formed with the minimum height and situated in strong (fresh) rock. It must not be located within the weathered profile or colluvium horizons.

Sill pillars require a 2:1 minimum height to width ratio, but in any case, must not be less than 10 m in height. It may be necessary to increase the sill-pillar height to maintain this 2:1 ratio in places where stacked lenses occur, or in wider parts of the orebody.

Rib pillars between adjacent open stopes should be at least 5 m high and have a minimum height to width ratio of 1:1. Pillars between lenses, where stacked lenses exist, should have a minimum height of 10 m. For situations in which stacked lenses occur, the extraction sequence should advance from the hanging wall to the footwall. Stopes planned in the footwall of an existing stope should be limited in size. Alternatively, small rib pillars may be left in the ore to reduce the chances of inter-lens pillar failure.

Ground Control Requirements

Ground control requirements should be light as ground conditions are expected to be good. Additional support may be needed where excavations cross pegmatite contacts as well as major fault zones. Additional support will be required in zones where poor ground conditions

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are encountered. This support should be designed by a competent person after inspecting the conditions.

The recommended ground support for long-term development drives consists of 2.4 m long rebar bolts installed on a 1.5 m by 1.5 m spacing. The bolting pattern in a typical drift heading consists of lines of bolts with three of them in the back and one in each shoulder. Welded mesh should be installed on the backs and shoulders of the drives if the heading heights impede adequate inspection and scaling. Additional spot bolts should be installed in locations where the joint orientation forms wedges or smaller blocks in the backs or sidewalls. Cable bolts may be required at intersections. Each intersection should be inspected by a qualified person who will determine whether it needs cable bolting.

The recommended ground support for ore drives consists of friction bolts installed on a 1.5 m by 1.5 m spacing. Mesh will generally not be required in these drives except in locations with poor ground conditions.

Groundwater Hydrology

Minimal groundwater inflows are expected in the underground mine. Possible sources of groundwater could be major cross-cutting faults as well as the contact areas between the pegmatites and the country rock.

Mining Methods

The following methods are proposed for mining the Urucum North orebody:

•	Up-Hole Retreat: In the upper levels of the orebody.
•	Conventional Avoca: For the remainder of the orebody.

Up-Hole Retreat Mining Method

Up-Hole Retreat is a top-down mining method in which the ore is drilled and blasted with up-holes and mining retreats to a centrally positioned crosscut on each sublevel (see Figures 16-14 and 16-15). Backfilling the mined-out void can be delayed by leaving rib pillars to support the sidewalls. In most cases, the large mined-out void will eventually be backfilled with uncemented rockfill to maintain regional ground stability.

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FIGURE 16 - 14 3D SCHEMATIC OF UP-HOLE RETREAT MINING METHOD

FIGURE 16 - 15 LONG PROJECTION INDICATING UP-HOLE RETREAT MINING SEQUENCE

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Conventional Avoca Method

Conventional Avoca, also called longitudinal retreat longhole open stoping, is a bottom-up mining method that is suitable for steeply dipping vein-type orebodies. The orebody is mined from bottom to top in horizons, similar to cut-and-fill and sublevel open stoping. A bench is established at each end of the stope, which retreats along strike toward the centre of the stope. The mined-out part of the stope is progressively backfilled will rockfill such that the waste muck pile advances just behind the retreating bench face.

The sublevel interval can vary from 15 m to 30 m but typically is around 20 m. For each horizon that is mined, the upper sublevel crosscut provides access for longhole drill and charging on top of the bench. The bench between sublevel ore drives is usually drilled with downholes from the upper sublevel ore drive. Alternatively, it can be drilled with upholes from the lower sublevel ore drive. The stope is mined from two sides with benches that start out at opposite ends of the orebody. A slot raise extending between the lower and upper sublevels is required to initiate each bench. As it is drilled and blasted, each bench face retreats along strike towards the crosscut at the centre of the stope. For each horizon, the lower sublevel crosscut provides access to the ore drive for the load-haul-dump (LHD) to muck the blasted ore beneath the brow of the bench. A portion of the blasted ore can be mucked with the operator running the LHD, and the remainder must be mucked by radio remote control. When mucking the ore, the operator has to minimize mucking the unconsolidated rockfill on the floor of the drive or from the waste muckpile.

The rockfill is usually unconsolidated but cemented rockfill (CRF) can be used to permit future recovery of the sill pillar below the base of an ore block. The stope is progressively backfilled as the bench advances toward the centre of the stope. In Conventional Avoca, a footwall drive is developed at each sublevel to provide access to the extreme ends of the stope. This access permits the LHD (or mine truck equipped with a Teletram dump box) to deliver rockfill into the stope and dump it at the advancing waste muck pile just behind the retreating bench. The waste muck pile is advanced just enough to leave a gap of open stope between it and the bench face that provides a void for blasting one or two longhole rings of the bench.

Sill Pillar Recovery

To maximize production rates, the orebody is divided into blocks separated by sill pillars allowing ore production to proceed from multiple mining fronts. The sill pillars will be partially

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recovered after the stopes above and below them have been mined out and backfilled. The typical sill-pillar height will be 15.5 m, considering a 20 m sublevel interval. Alternatively, thinner sill pillars (e.g., 6 m to 10 m) can be left without making any attempt to recover them.

Ventilation

The mine’s ventilation will be a pull-type (exhausting) system. The main ventilation fans will be installed at the collars of the primary exhaust raises. The fans were selected to ensure that all underground workplaces are supplied the required volume of fresh air. Contaminants are removed to the exhaust air system and expelled to surface.

Fresh air will enter the mine through the portal and main decline. It will split between the north and south declines that extend to the mine’s lower levels. Fresh air also enters via an access drive from the open pit, thereby lightening the volume flowing through the declines and ensuring that their air velocities are not excessive.

Two primary return air raises will be developed at the northern end of the mine, each one with an exhaust fan installed at its collar. Two exhausting fans provide a degree of redundancy in the ventilation system, which is beneficial in case one of them breaks down or requires maintenance. Internal return raises will be developed while driving the two declines. A return air transfer drift will convey exhaust air from the southern internal return raises to the northern primary raises. The ventilation plan is illustrated schematically in Figure 16-16.

The design of the ventilation system provides 350 m³/s of fresh air to the underground operation. This volume takes into account the requirements for diesel equipment, infrastructure, and personnel. Furthermore, it complies with the requirements of the Brazilian Regulatory Standards for Mining (Normas Reguladoras de Mineração) for a production rate of up to 700,000 tonnes per annum.

The main fans on surface will be controlled with VFD (variable frequency drives) so that air volumes can be adjusted during the life of the mine. The vent circuit has been modelled with ventilation network software to determine the peak primary fan duties.

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FIGURE 16 - 16 LONG PROJECTION INDICATION PRIMARY VENTILATION SYSTEM

Portal
Portal
Return Air
Raises
Fresh Air
Raise
Legend
Exhaust Air
Fresh Air
Primary Fan
Ventilation
Urucum Deeps

Auxiliary ventilation on the levels will be provided by auxiliary vent fans and vent ducting, using the declines as the fresh-air source. The contaminated air will be exhausted via a return air raise that connects to the access drive of each level.

Underground Infrastructure and Services

Power Supply and Distribution

Medium voltage electrical power (e.g., 4160 v) will be supplied to the underground mine via the two declines, using separate feeder circuits connected to the site’s main substation. Each feeder will continue down its respective decline.

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Water Supply and Distribution

Industrial water is already available at the site of the underground-mine project as a result of the existing services for the open pit and processing operations. Water usage is expected to peak at around 7.6 L/s during Stage 1 when the production rate attains 500 ktpa. The water will be delivered underground via 4” diameter steel pipe installed in the back of each decline. Pressure reducing valves will be installed along the water lines at pre-set vertical intervals.

Dewatering

As groundwater inflows are expected to be low, a simple dewatering system will be adequate. It will consist of a series of sumps along the declines, spaced at an 80-m vertical interval, and each one will have a submersible pump. The water will be pumped from sump to sump and finally discharged into the dewatering system in the open pit. Intermediate sumps, spaced at a 20 m vertical interval, will drain water to the main sumps via drain-holes.

Compressed Air

Two portable electric compressors will supply compressed air to the mine. Compressed air will be required for pneumatically powered equipment, which may include ITH drill rigs, Alimak raise climber, and airleg drills.

Emergency Egress

The mine’s emergency egresses will be developed as raises extending from sublevel to sublevel and equipped with regulation-compliant ladderways.

Refuge chambers

The mine will have four portable 12-person refuge chambers that will be used during the mine’s development before the escapeway system is established. They will continue to be used once the mine is in production in situations where a second means of egress cannot be provided.

Underground Communications

The mine will have a leaky feeder system for communications. Two-way radios will be mounted on every piece of mobile equipment and provided at strategic locations.

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Underground Service Bay

Underground service bays will be provided for the daily maintenance of the jumbos and production rigs. Most of the maintenance for the mobile equipment fleet, however, will be carried out at the existing maintenance shop on surface.

Surface Infrastructure

The underground mine would use some of the existing infrastructure built for the open pit operations such as the explosives magazines and warehouse. Additional surface infrastructure will include the following:

•	Two 560 kW radial fans will provide ventilation for the mine.
•	Mine dry change rooms
•	Lamp room with a capacity for 200 miners’ lamps.
•	Office facilities for technical services, Operations Control, Electrical and Mechanical Engineering, and Management and Supervision
•	Surface Workshop including the following facilities:
•	10 t bridge crane
•	Offices for maintenance supervision
•	Toilets and wash basins
•	Workshop area
•	Fuel station
•	Equipment washing area
•	Mine rescue centre including:
•	First aid room
•	Mine rescue and training room
•	The existing explosive magazines and warehouse facilities will be used for the underground project.

Underground Mobile Equipment and Maintenance

The underground mobile equipment has been selected according to the production rates and heading dimensions. Equipment will include:

•	Epiroc Boomer 282 Two boom development jumbos
•	Simba H1354 production drills
•	Volvo A35 underground haulage truck
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•	Ten-tonne tramming capacity LHDs
•	Epiroc Boltec M ground support rig
•	A Scaletec UV 2 or a Normet Scaler 2000 mobile mechanized scaler
•	Mobile rockbreaker
•	Telehandler for installing services and transporting materials
•	Caterpillar 12H Grader
•	Charmec explosives charger
•	4WD pickup trucks and jeeps for technical staff and supervisors

Life of Mine Plan

The underground LOM is presented in Table 16-17. Approximately 2.1 Mt of ore at an average grade of 4.1 g/t Au will be mined and processed over the 6.5 mine life. An evaluation of the planned production rate and scheduling indicates that the deposit supports 450,000 tpa to 500,000 tpa. Production rates vary from year to year depending on the number of production fronts becoming available in different areas of the mine. The production rate could be further optimized as part of any future Feasibility Study (FS).

Major scheduling assumptions driving these production rates include: decline and crosscut advance of 140 m/month, ore drive advance of 60 m/month, production rate from stoping of 10,000 t/month for both Uphole Retreat and Benching stopes, backfilling rate of 12,000 m3 per month, per stope, for Benching stopes. All scheduling assumptions are based on industry benchmarked data. Scheduling undertaken has been based on maintaining a near constant number of primary mobile equipment in both the North and South declines.

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TABLE 16 - 17 UNDERGROUND LIFE OF MINE PLAN

Great Panther Mining Limited - Tucano Gold Mine

		Y1	Y2	Y3	Y4	Y5	Y6	Y7	Total
Stoping	Tonnes (000 t)	28	289	396	445	370	387	111	2027
	Grade (g/t Au)	3.2	3.2	4.3	5	4.4	3.5	3.8	4.1
	Contained Metal (000 oz Au)	2.9	30	55.3	72.1	52.2	44.1	13.5	270.1

Ore Development	Tonnes (000 t)	1.4	10.3	8.7	33.5	21.1	27.6	4.8	107.5
	Grade (g/t Au)	2.7	2.8	3	5.2	3.3	2.8	3.7	3.7
	Contained Metal (000 oz Au)	0.1	0.9	0.8	5.6	2.3	2.5	0.6	12.8

Total Production	Tonnes (000 t)	30	299	405	479	391	415	116	2134
	Grade (g/t Au)	3.2	3.2	4.3	5	4.3	3.5	3.8	4.1
	Contained Metal (000 oz Au)	5.6	32.8	58.3	77.2	55.5	46.9	17.2	282.9

Ore Development	Metres (m)	26	177	158	549	357	481	83	1,832

Waste Development
Horizontal	Tonnes (000 t)	218	303	326	322	313	309	147	1,938
Eq Metres	m	3,452	4,805	4,797	4,810	4,797	4,797	2,128	29,584

Vertical	Tonnes (000 t)	5.9	9.4	6.5	6.9	5.1	6.3	2.9	43.2
Eq Metres	Metres (m)	97	157	103	101	78	96	43	675

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Manpower

The underground workforce is presented in Table 16-18. Workforce size at full production is estimated to be 240 employees.

TABLE 16 - 18 UNDERGROUND WORKFORCE

Great Panther Mining Limited - Tucano Gold Mine

Description	Quantity
UG Mining Equipment Operators	100
UG Maintenance Personnel	55
Management and Supervision and Technical Services	52
Surface Maintenance	15
Underground Service Crews	18
Total	240

Employees working underground will work seven-hour shifts, but be paid for eight hours on site with the additional hour allowed for meal breaks, showering, etc. The working time “at the face” for underground workers is estimated to be five hours and 45 minutes. The underground workforce will consist of six crews working three eight-hour shifts per day:

•	Continuous operations - 24 hours per day, 365 days per year, three shifts per day.
•	7 hours per shift plus 1 hour on surface, with a maximum of 5 hours 45 minutes working at the face.
•	19 days on, 9 days off basis.
•	28 days annual leave.

Expats will work the following four-panel, two-shift schedule:

•	Continuous operations - 24 hours per day, 365 days per year, two shifts per day.
•	12 hours per shift.
•	14 days on, 14 days off basis.
•	14 days of annual leave.

The work schedule for the senior staff will be non-continuous, consisting of 5 x 12-hour shifts followed by two days off. They will be entitled to 20 days of annual leave.

Table 16-19 presents the break-down of the management, supervision, technical services, surface maintenance and underground service crew employees.

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TABLE 16 - 19 MINING DEPARTMENT EMPLOYEES - EXCLUDING
UNDERGROUND EQUIPMENT OPERATORS AND MAINTENANCE
PERSONNEL

Position	Max Number
UG Manager	1
Senior Engineer	1
Mining Engineers	3
Sen Geotech Engineer	1
Technicians	12
UG Foreman	6
UG Workers	20
Senior Geologist	1
Geologists	2
UG Geology Technicians	12
Surveyor	3
UG Survey Technicians	9
Manager	1
Senior Engineer	1
Engineers/Planners	3
Artisans	12
Expert Trainers	6

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17 Recovery methods

Summary

The existing Tucano Gold Mine flowsheet consists of a primary jaw crusher feeding a SAG mill/ball mill (SAB) grinding circuit with no pebble crusher. The ground ore is then thickened prior to being treated in a “hybrid” CIL plant consisting of a new single pre-leach tank followed by the original six tank CIL and carbon elution circuit followed by detoxification of tailings.

The design is currently based upon mining and processing of 3.4 Mtpa of ore and treating a blend of ore which is predominantly (90%) of the harder sulphide ore type.

The Tucano Gold Mine Expansion Project which included a new ball mill, pre-leach thickener, additional single leach tank and oxygen plant was completed by November 2018. An additional oxygen plant was installed and commissioned in April 2019 to further increase dissolved Oxygen (DO) levels and this equipment was designed to treat 3.6 Mtpa.

The description of the current expanded plant is described below and the simplified process flowsheet is illustrated in Figure 17-1.

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FIGURE 17 - 1 TUCANO SIMPLIFIED PROCESS FLOWSHEET

Primary Crusher
Stockpile
Mill Feed Water
SAG Mill
Trommel Spray Water
SAG Mill Scats Chute
Ball Mill
Ball Mill Scats Chute
Sump Makeup Water
Water
Existing Equipment
New Equipment
Cyclones
Trash Screen Water
Trash Screen
Trash Bunker
Cyclone O/F Tank and CIL Feed Pumps
Pre-Leach Thickener
Thickener Underflow Pump
Overflow Water
2x Submersible Pumps
To Distribution
Process Water Pond
Leach Tank (Modified CIL #1)
CIL Circuit #2-6
New CIL Circuit #7
To Cyanide Detox
Oxygen Plant

Figure 17-1

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Tucano Simplified Process Flow Sheet

March 2020

Source: Beadell, 2017.

Crushing and ore stockpiling

Ore is delivered to a ROM pad where oxide and sulphide ores are stockpiled separately depending on specified grade ranges. The ores are fed to the crusher hopper by means of a front-end loader to achieve the daily planned sulphide / oxide blend and grade.

A vibrating grizzly allows the finer, sticky oxide ore to bypass the crusher. Crushing is achieved using a 1,220 mm x 1,070 mm single toggle TEREX ST-48 jaw crusher with a closed side setting (CSS) of 125 mm. In addition to the jaw crusher, a separate Spent Ore Feeder is located in the emergency stockpile area to facilitate the feeding of spent ore direct to the SAG mill. A surge bin with 30 min residence time and a diversion chute to an emergency stockpile feeder is located halfway between the crusher and the SAG mill.

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Milling, classification & pre-leach thickening

Grinding is achieved with an Outotec SAG mill with a 7 MW single-pinion TECO drive, a diameter of 7.32 m and an effective grinding length (EGL) of 7.95 m in open circuit followed by an Outotec Ball mill fitted with a 6 MW motor. The ball mill operates in closed circuit with a battery of 10 hydrocyclones with a product size which is currently 80% < 75 μm. The plant has two Weir 490 HP cyclone feed pumps at the discharge of the ball mill and the cyclones have an apex of 210 mm with a 5 in. vortex.

The addition of the ball mill in 2018 allowed the mill feed tonnage to be maintained at 3.4 Mtpa on the harder sulphide ore types, while also reducing the hydrocyclone overflow P80 size. Hydrocyclone overflow from the grinding circuit is screened to remove trash (i.e., wood chips, plastic, etc.) and is then pumped to the new 28 m diameter Outotec pre-leach thickener. The pre-leach thickener overflow is recycled as process water and recycled to the grinding circuit. The pre-leach thickener underflow is then pumped to the new pre-leach tank.

“Hybrid” CIL

The Hybrid CIL circuit consists of one 2,650 m3 pre-leach tank followed by six 2,650 m3 (live volume) CIL tanks. There are two objectives in operating the pre-leach tank:

•	Ensure that the majority of gold is in solution before coming into contact with the carbon, as this vastly increases the carbon adsorption kinetics; and
•	Oxygen is blown into this first tank to ensure that the DO levels are as per the Ausenco recommendation of > 15ppm DO.

All seven tanks operate in series. Launders connect the tanks to allow slurry to flow by gravity through the tank train. All tanks are fitted with bypass launders to allow any tank to be removed from service for agitator or screen maintenance.

Each tank is fitted with a 110 kW mechanical agitator to ensure uniform mixing. Oxygen is currently maintained in the pre-leach Tank 1 at > 15ppm via a dedicated pulp recycle system and oxygen injection system and the remaining oxygen is added to CIL Tanks 2, 3, and 4. Air is supplied to CIL Tanks 5, 6, and 7. The current system has been in operation since April 2019.

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Each CIL tank is fitted with a single 12 m2 mechanically swept, wedge-wire inter-tank screen to retain carbon. The style of inter-tank screen selected is known as a “pump screen”, which allows each of the CIL tanks to be installed at the same elevation, in contrast to the stepped arrangement used for conventional cascade carbon-in-pulp (CIP) plants. This arrangement simplified the civil engineering requirements of the CIL area. Barren carbon enters the adsorption circuit at the last tank, CIL Tank 6, and is advanced counter-currently to the slurry flow by moving slurry and carbon from CIL Tank 6 to CIL Tank 5 using recessed impeller carbon-transfer pumps. The inter-stage screen in CIL Tank 5 retains the carbon and the slurry flows by gravity back to CIL Tank 6. This counter-current process is repeated until the carbon reaches CIL Tank 1. A single recessed-impeller pump is used to transfer slurry to a loaded-carbon recovery screen. The carbon reporting as screen oversize flows to the carbon transfer column and the screen undersize returns to CIL Tank 1.

The elution circuit is the same elution circuit that was originally designed for the New Gold heap leach operation. The loaded carbon is washed with process water in the carbon transfer column to remove slimes prior to the elution circuit. An eductor, using raw water, transfers the washed carbon to the existing desorption circuit. Barren carbon returning to the adsorption circuit from the carbon regeneration kiln is screened over a vibrating screen to remove fine carbon which is then collected and stockpiled for processing off site. The sized and regenerated carbon reports directly to CIL Tank 6.

Sodium cyanide (NaCN) solution is metered into Leach Tank No. 1 and the design allows for additional cyanide to be metered to other tanks as required. Final pH adjustments are made by the addition of lime to the CIL Tank 1 feed box from a lime slurry ring main system. Tailings slurry from the last CIL tank flows to the vibrating carbon safety screen to recover any carbon that may be present due to damage, wear, or incorrect installation of the final stage inter-stage screen. Carbon recovered on the screen is delivered to a bulk bag for re-use. Tailings discharging from the carbon safety screen underflow are transferred via gravity to the cyanide detoxification circuit. The leach and adsorption area has three spillage pumps, which deliver any spillage in the area back to the process. Maintenance of the seven hybrid CIL tanks and agitators is achieved using an overhead crane.

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The introduction of the pre-leach tank enhances the gold adsorption kinetics of carbon and maintains a leach residence time of 24 h at the planned 450 tph (i.e., 3.6 Mtpa) process capacity.

Tailings

Tailings are deposited in the tailings dam located at the north of the plant. The use of the West Pond involves pumping the tailings approximately 3.6 km and the return water initially to 2.7 km and later up to 5.5 km. An air / SO2 cyanide destruction circuit, using sodium metabisulfite (SMBS), lime slurry, and copper sulphate (CuSO4), consists of two tanks in series with a total residence time of 60 min. The circuit lowers the cyanide concentration of the tailings before discharge to the West Pond TSF.

The detoxified tailings will leave the circuit at approximately 38% solids. Water is recovered from the TSF and pumped back to the process plant for consumption or neutralization and discharge. Natural degradation and dilution in the dam reduce the cyanide level further in the return water to a concentration of approximately 10 ppm CNtotal. The majority of this return water is re-used in the process plant.

However, as the site water balance is positive, a portion of this water needs to be discharged to William Creek.

Elution

The existing Pressure Zadra elution circuit and gold room were already in place when Beadell acquired the plant from the previous heap leach operation and the CIL plant was configured to use these facilities. The elution columns are primed with a solution of 0.1% cyanide and 1% caustic soda that is prepared in the electrowinning solution tank. This solution is recirculated through the elution columns at 135°C to promote the elution of gold ions that are adsorbed in the micro pores of the loaded carbon. The heating of the recirculating solution is provided by a 720kW electrical elution heater. The current elution circuit is sized to treat 4.8 tonne of carbon per day. The elution circuit is currently treating 3 to 4 strips (14.4 - 19.2 tonnes/day) specifically to minimise gold inventory in circuit. The management of carbon in the circuit requires an optimisation study to evaluate the quantity of gold in inventory and soluble gold loss versus long term elution costs.

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Carbon regeneration

Once the acid wash cycle is complete, the carbon is fed to the kiln feed hopper, where the carbon is screw-fed to the kiln dewatering screen, to dewater the carbon to 50% w/w solids. The undersize flow from the kiln dewatering screen is transferred and collected by the acid wash area sump pump. The kiln dewatering screen oversize reports to the kiln feed hopper. Carbon is withdrawn from the kiln feed hopper by a screw feeder and fed to the carbon regeneration kiln.

Carbon regeneration is achieved at a temperature of 700°C. After regeneration, the barren carbon is discharged into the carbon quench tank to reduce the temperature of the carbon to room temperature. The barren carbon is then transferred back to the CIL circuit. The carbon regeneration kiln acquired from the previous heap leach operation has been extensively refurbished by Beadell.

Electrowinning and gold recovery

The solution leaving the elution columns passes through two heat exchangers, arranged in series, to reduce the solution temperature, then through a cyclone separator to the electrowinning feed tank. The solution flows from the electrowinning feed tank through a bank of two electrowinning cells, where the gold in the solution is deposited on the cathodes within the cells. The barren solution leaves the electrowinning cells and returns to the electrowinning solution tank. This solution is then pumped back through the elution heater to the elution columns. The solution is recirculated through this closed circuit for 12 h, until the deposition of gold onto the cathodes is complete. At the end of the elution cycle, the carbon is transferred to the acid wash column. The barren eluate solution is pumped from the electrowinning solution tank back to the CIL circuit.

The acid wash cycle consists of a six-hour acid wash, in which 15% hydrochloric acid (HCl) is recirculated through the column, followed by a two-hour water wash. The HCl is delivered to the acid wash column by a dedicated acid wash HCl tank and pump set located in the desorption area.

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A 15% HCl solution is prepared by diluting 33% HCl from the main acid storage tank with raw water. Wash water is added to the acid wash tank from the main raw water supply. The original design of the elution circuit included a four-hour neutralization cycle using sodium hydroxide (NaOH). However, this step was deemed to be unnecessary during the operation of the heap leach plant and was decommissioned.

The gold room was retained from the previous heap leach operation existing operation and consists of a bank of two electrowinning cells. During the electrowinning process, gold is deposited on the stainless-steel wool cathodes in the cells. Following electrowinning, the sludge containing the gold is dislodged from the cathodes using a high-pressure water spray. The sludge is dried in a drying oven before being combined with fluxes and smelted in a furnace.

There are two operating furnaces that were retained from the previous heap leach operation, a gas fired furnace and an electric furnace. In smelting, the doré metal and slag separate in the furnace, the molten slag is transferred to slag pots and the doré metal is cast into bars. Doré bars are cleaned, weighed, stamped, sampled, and then stored in a safe contained within a strong room, before dispatch.

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18 Project Infrastructure

Context and Regional Infrastructure

The Tucano Gold Mine site is located approximately 185 km from Macapá, the capital of Amapá State, on the northern coast of Brazil.

The site is relatively remote and for the development of the Tucano property, Great Panther and its predecessors took advantage of the existing infrastructure built in the late 1950’s for the Serra do Navio manganese mine (15 km northwest from the Tucano Gold Mine site), and site upgrades established during the 1970’s.

The main existing infrastructure in the vicinity of the Tucano Gold Mine consists of the towns at Serra do Navio and Pedra Branca do Amapari, the road from Macapá to Serra do Navio, the hydropower facilities and transmission line from the Coaracy Nunes hydroelectric complex on the Araguari River (approximately 70 km to the west from the Tucano Gold Mine), the railway from Macapá do Serra do Navio, (currently inactive), and the port at Santana.

Macapá and the Santana port, approximately 10 km to the southwest of Macapá, are located on the northern bank of the North Canal of the Amazon River. The Santana port can accommodate relatively large ships, as it was built for bulk material handling and has been in use until recently to handle iron ore from the Zamin property, adjacent to the Tucano Gold Mine site, to the southeast.

Macapá is 330 km northwest from Belém, the capital of the state of Pará, on the southern bank of the South Canal of the Amazon River. Belém has approximately 1.5 million inhabitants and has a fairly well-developed industry. It is well connected to the industrial regions in Brazil’s southeast and the main hub for the northeast Amazonia region.

Most of the industrial supplies and bulk materials required for Macapá and Tucano Gold Mine are sourced in southeast Brazil, transported by truck to Belém, ferried to Macapá, and released at the Santana port.

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Macapá has a population of approximately 500,000 inhabitants. Amapá State, on the north margin of the Amazon River, is considerably less developed than southern Pará State. Most of the industrial development of the state was initially driven by mining and agro-industrial projects established in the late 1950s.

There are two small towns near the Tucano Gold Mine site that house most of Tucano Gold Mine employees and their families: Serra do Navio (established as a mine camp to accommodate personnel and their families for the manganese operations in the late 1950s and has approximately 5,100 inhabitants) and Pedra Branca do Amapari (located 17 km southeast of Tucano Gold Mine and has a population of approximately 13,000 people).

The Coaracy Nunes hydropower facilities on the Araguari River have a capacity of up to 78 MW and are operated by the state-owned CEA, which is controlled by “Centrais Elétricas do Norte do Brasil S.A.” (“Eletronorte”). The facilities were developed in the mid 1970’s to support the Serra do Navio and Jari projects and to provide a reliable and affordable alternative to diesel generated energy for Amapá State, which has no links to the remainder of the national grid in Brazil. The 69 kVA transmission line from the Coaracy Nunes complex to Serra do Navio is approximately 70 km long and was installed on the South margin of the Araguari River upstream until its junction with the Amapari River and then flanks the railway line to Serra do Navio along the south margin of the Amapari River.

Site Access and Logistics

The mine site is located approximately 200 km from Macapá. Road access to Serra do Navio is well established because of the implementation of the manganese operations in the late 1950s and construction of highway BR-210, Rodovia Perimetral Norte in the mid-1970s. Open pit mining operations at the Tucano Gold Mine commenced in 2012, when a dedicated road was upgraded from Pedra Branca do Amapari to the mine. This road access comprises:

•	A sealed road for approximately 100 km, from the port town of Macapá towards Porto Grande.
•	An unsealed road from Porto Grande to Pedra Branca do Amapari for approximately 75 km.
•	An unsealed road from Pedra Branca do Amapari to the site, developed specifically for the Tucano Gold Mine for approximately 17 km.
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The journey from Macapá takes approximately four hours by car during the dry season and up to six hours during the wet season, depending on the condition of the unsealed roads. The unsealed roads are passable all year around and no blockages are expected, except during road maintenance.

The main concern for the transport of personnel, bulk materials, parts, and other supplies is the existence of various wooden bridges along the route with capacity limited to 45 t of total load (carriers plus deadweight). Most of the bridges have been upgraded, allowing for a reliable means of transport to the site. The load limitations have not been a problem for mine operation or the plant upgrade, as most of the equipment parts were lighter than 25 t average deadweight transported per trip.

Diesel for the operation of the mining fleet and for power generation is the main bulk material transported to the Tucano Gold Mine. Approximately 3 Megalitres were initially consumed per month (equivalent to approximately 100 tpd). This demand has decreased to approximately 1.5 Megalitres following the substitution of diesel generator power by hydropower from the transmission lines. Approximately 30 tpd of lime is consumed for neutralization and is sourced from São José da Lapa, Minas Gerais. Sodium cyanide in the form of briquettes is sourced from Bahia and is transported and hydrated at the mine site at a rate as of 250 tpm. In 2019, the average consumption of emulsion was 400 tpm. Emulsion has a lead-time of 12 to 15 days and is sourced from Lorena in São Paulo State. Balls for milling are consumed at a rate of approximately 150 tpm and activated carbon for the CIL process is consumed at a rate of approximately 24 tpm. The average delivery time for general cargo via road from the Southeast of Brazil to the mine site is 12 days and is less than 20 days with consolidation. Dedicated cargo takes 12 to 15 days to be delivered to the Tucano Gold Mine.

A helipad was constructed near the CIL plant and is used to transport product and emergency transport of personnel. The Tucano Gold Mine site is also serviced by a 1,100 m airstrip located approximately 800 m from the main gate. Charter flights from Macapá to the mine take approximately 50 min.

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Mining and Support Facilities

The following facilities are located in proximity to the Tucano Gold Mine CIL Gold Plant:

•	Central administration building and medical facility;
•	Geology, survey, mining engineering, supply, environment, and safety offices;
•	Core shed and exploration sample preparation facility; and
•	Nursery.

The heavy machinery and light vehicle workshops with adjacent warehouse storage facilities, tire shop, refuelling, and washing bays were constructed to high standards and were upgraded in 2012.

The mine planning, administrative, and messing facilities are also located in the workshop area together with the mine control and dispatch room.

An explosives magazine and accessories storage constructed to Brazilian standards are located at a convenient distance from the other industrial installations. A storage facility for emulsion explosives was built and is operated by the explosive supplier. The installations are fenced and permanently monitored by armed guards and cameras.

Contractor Facilities

U&M, the mine contractor, coordinates and undertakes all heavy machinery maintenance at the main workshop alongside the main supply warehouse. U&M erected a covered workshop area and stores warehouse close to the Urucum pits. Geosol Drilling, the geological drilling contractor, has a separate workshop and storage sea container near the U&M workshop.

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FIGURE 18 - 1 U&M WORKSHOP FACILITIES

Process Plant

The processing plant and administration facilities consist of:

•	Plant administration buildings;
•	Plant workshop area;
•	Power supply and distribution;
•	Sample preparation and assay laboratory;
•	Storage area for plant supplies and consumables;
•	Reagents preparation facilities; and
•	Security.

Water

Raw Water

Raw water consists of fresh water that has not been used in the process and does not contain process reagents or salts. Raw water is consumed at an average rate as of 180 m3/h, while existing permits allow for up to 450 m3/h of consumption.

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Raw water is drawn from the water collection dam and pumped to the lined raw water dam (also known as the ETA dam). The raw water flows from the ETA dam to the existing raw water treatment plant. Lime and aluminium sulphate is added to the raw water before it enters two primary water treatment filters. The raw water then flows to one of two locations: the plant raw water tanks for consumption in the plant or to a potable water treatment facility.

From the total 180 m3/h of water flow extracted from William Creek, which is filtered and conditioned (primary treatment), 100 m3/h are directly used to cool the milling equipment. Part of this water evaporates, and the balance is diverted back to the river. The remaining 80 m3/h of water flow, after primary treatment, is used at a rate of 72 m3/h for washing and industrial purposes at the various installations (including the mine workshops) and as seal water for the pumps at the plant. The remaining 8 m3/h of water flow are further treated to obtain potable water.

Potable Water

Raw water that is used for human consumption is transferred from the primary treatment filters to three filtered water tanks at an average rate as of 8 m3/h. This water is pumped to the potable water treatment plant, where it is further filtered and chlorinated to produce drinking water. This water is transferred from the potable water treatment plant to two potable water tanks. Two pumps (one on duty and one on standby) are used for the distribution of potable water.

Process water

Process water consists of recycled and other waste streams used in the process, including return water from the TSF.

The plant consumes 900 m3/h of process water (100 m3/h are used in the SAG mill feed, 750 m3/h are used at the mill discharge, and an additional 50 m3/h is used for the preparation of reagents).

Process water is stored and sourced from a dedicated process water dam. Water is pumped from the process water dam by four pumps (three on duty and one on standby).

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Water from the overflow thickener is pumped by two pumps to:

•	Grinding area water - mill trommel screens and trash screen; and
•	CIL area water - screen spray water and carbon transfer column reductor water.

Overflow from the process water dam flows by gravity to the detoxification pond for cyanide destruction prior to discharge to the environment.

Power

The Tucano Gold Mine power requirements are provided by two sources:

•	a 69 kVA, 20 MVA power line via CEA and a local supply authority; and
•	a 12 MW continuous rated Aggreko diesel-powered generation system.

The demand prior to the plant upgrade was approximately 12 MW. At the completion of the additional ball mill and plant upgrade to treat more fresh ore, there was an increase in demand to 17 MW for treating primarily fresh ore. This demand drops to about 15.5 MW when approximately 30% oxide ore is blended.

The Aggreko generator facilities have a nominal capacity of 12 MW (partially meeting the current demand), while the CEA line was expanded to meet the total power requirements.

The CEA line capacity is currently limited to 20 MVA due to CEA distribution transformer limitations of 138 kVA to 69 kVA. A progressive strategy for the upgrade of the power line and transformers of the CEA line from 1.8 MW (prior to 2017) to 11.7 MW (currently contracted). The 70 km long 69 kVA transmission line from the Coaracy Nunes facilities to the Mine has been continually upgraded and maintained and the capacity as of the fourth quarter of 2019 is 10 MW, resulting in substantial savings on diesel costs. A 30 MVA transformer from 138 kVA to 69 kVA to support the expansion of the capacity of the CEA line is in the late stages of procurement.

Fire Protection

There is a fire protection system next to the fuel storage and dispensing area and another one on the outdoor premises of the warehouse area. In both cases, the systems consist of a tank

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and three fire pumps. Additional local fire protection equipment near the oxygen plant location has been provided.

Communications

The Tucano Gold Mine has three rented interconnected PBXs. There are two Enterprise PCX services at the Tucano Gold Mine site with 300 extensions; one in the plant/administration area and the other at the residential camp. The third Enterprise PCX is at the Rio de Janeiro office and consists of one Embratel Link with 30 lines and up to 100 extensions.

•	There is one internet radio connection to Macapá and one Fibre Optic connection;
•	At Rio de Janeiro there are two redundant fibre optic links;
•	Great Panther has three VPN site to site connections between the Rio de Janeiro office and the Tucano Gold Mine, using the two Rio links and the three Tucano Gold Mine links;
•	Fibre optic links are available, between the mine areas, accommodation, and industrial areas of the mine; and
•	Network equipment based on Fast Ethernet and Giga Ethernet LAN and WIFI.

Light vehicles and mine equipment are equipped with mobile radios, and there are portable radios for operations personnel. The Tucano Gold Mine currently has 182 vehicle and equipment mounted radios, 216 hand portable radios, and 10 repeaters on site.

Security

The main entrance security office is located on the Main Site access road. All visitors to the mine complex report to this security gate for authorization prior to entry. Additional fencing is provided for further safety and security within process plant areas, such as the gold room area, transformers, and substations. A closed-circuit television system is installed in the plant and gold room to monitor activities.

Personnel and Personnel Logistics

The mine currently employs a total of 431 staff on its books and 1,040 contractors.

The personnel living in Amapá account for approximately 80% of the workforce. Most of the workforce live in towns near the mine site with transport to Serra do Navio and Pedra Branca

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do Amapari provided by Great Panther daily. Personnel from Macapá also have transport provided by buses on a weekly basis.

Managers and professional staff either commute from the state capital Macapá, or from other cities in Brazil on a FIFO basis.

Shift workers work a rotating eight-hour shift over a 24-hour period with a roster in days of 6 on 1 off, 6 on 2 off, and 6 on 3 off basis. Managers and professional staff either work a roster in days of 19 on, 9 off or 5 on, 2 off.

Accommodation and Medical Care

There is a 142-person accommodation camp located to the east of the old leach pads, near the access road to the site. Senior staff use cabins in blocks of four lodgings, in the upper part of the camp. Technical staff are accommodated in a longer barracks-style building downhill from the cabins. The rooms in the accommodation camp are air-conditioned and equipped with a refrigerator, writing desk, television, bed, bedside table and lamp, microwave oven, chair, ensuite shower and toilet, and closets for clothing.

Communications for personal purposes are provided at the lodging via telephone and Wi-Fi connections.

The camp also has a well-equipped gymnasium, games room, laundry, and restaurant area for ordering meals.

Medical facilities are close to the administrative offices with a medical doctor in attendance in business hours from Monday to Thursday, while nurses are permanently in attendance (24 hrs/day) at the mine site to provide first care and treatment to Great Panther employees and contractors. There is provision for emergency removal of personnel either by ambulance, a mobile intensive care unit, helicopter or plane, if needed.

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Tailings Storage Facilities (“TSF”)

Tailings Operation

The Tucano Gold Mine plant produces an average of 3.5 Mtpa of tailings (dry basis) from the gold beneficiation process. The tailings slurry is delivered to the TSF via a fixed pipeline and is subaerially discharged into the TSF as a slurry at around 36% solids concentration (w/w). Tailings settle out in the TSF to an average dry density of 1.2 t/m3, and supernatant water is removed from the pond via floating vertical pumps for recycling back into the plant circuit.

A water balance of the LOM facility prepared by SRK (project BDR020 Water Balance Update) was used to determine spillway capacity, water reclaim availability, and storm management controls. The conclusions of the SRK report indicated that on average, the plant water demand can be met (no deficits in water availability) throughout the LOM. It is expected that the facilities will spill for post-closure conditions.

The LOM tailings production remaining based on current reserves, from September 2020 until December 2023 is expected to be approximately 7.66 Mt, or a volume of 6.3Mm3.

SRK has audited these facilities since commissioning of the TSF, with a focus on safety and operational capacity of the embankments, pond size, and ongoing construction of the facilities. The following audits and site visits have been undertaken by SRK:

•	January 6, 2014 - January 7, 2014: Mr. Juan Moreno;
•	November 16, 2014 - November 18, 2014: Mr. Juan Moreno and Mr. Nicholas Thompson;
•	November 11, 2015 -November 16, 2015: Mr. Juan Moreno;
•	October 19, 2016 - October 21, 2016: Mr. Juan Moreno;
•	March 12, 2017 - March 15, 2017: Mr. Matheus Rocha; and
•	April 18, 2018 - April 21, 2018: Mr. Rubens Rocha.

DAM Projetos de Engenharia a specialized consulting situated in Belo Horizonte, has performed the following audits and site visits:

•	February 12, 2019 - February 13, 2019: Ms. Soraya Salatiel e Mr. Vinicius Teixeira
•	August 20, 2019 - August 21, 2019: Ms. Soraya Salatiel e Mr. Vinicius Teixeira
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•	Regular, 6 monthly safety inspection reports were issued in March and September 2019
•	January 10, 2020 - January 11, 2020: Ms. Soraya Salatiel e Mr. Vinicius Teixeira
•	August 25, 2020 - August 26, 2020: Soraya Salatiel, Vinicius Teixeira e Ivo Feijão Cardoso.
•	Regular, 6 monthly safety inspection reports were issued in March and September 2020

Description of the Constructed TSF

The Tucano Gold Mine TSF system consists of three installations currently in operation: TAP D, North Mill Pond (NMP) and West Pond Phase 1 (WPP1), the latter two are separated by an elevation of 2 m (EL. 135.00 to EL.137.00) and called NMP only. A summary of the storage capacity of these facilities is provided in Table 18-1, based on bathymetry done at end of November 2020.

The remaining capacity of NMP is 0.95 Mm3 as of December 01, 2020, which covers storage for 3.0 months, or from December 2020 to February 2021.

Tucano Gold Mine plans to extend the tailings storage capacity by commissioning three new TSFs, East Dam, East-NW Extension and West Pond Phase 2 (WPP2).

TABLE 18 - 1 SUMMARY OF TSF STORAGE CAPACITY - UPDATED ON NOVEMBER 2020

Great Panther Mining Limited - Tucano Gold Mine

Facility	Tailings volume stored	Remaining storage capacity
	(000 m3)	(000 m3)
TAP D	6,200	Nil
NMP	7,370	430
WPP1	5,036	520
Total	18,606	950

Tap D TSF

The TAP D TSF integrates three embankments and a small saddle wall that close a small valley just east of the process plant. The TSF includes two pits within its basin; namely TAP and D2. SRK designed and supervised the construction of this facility.

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The walls were named Wall 1, Wall 2, Wall 3, and Wall 4; these are shown in Figure 18-2. The design of these walls was provided in the Design Report (SRK projects BDR001 and BDR008). All the embankments are built with homogenous fills of low permeable material. The borrow material for the walls is a silty sand to sandy silt residual soil. A typical cross section of these walls is shown in Figure 18-3.

Active deposition in the TAP D TSF ceased in 2014 and it is dormant. The facility has not yet reached capacity and Great Panther has strategically opted to retain it as a contingency for emergency deposition, as it is located downstream of the mill. The remaining capacity is not significant, however, some contingency for emergency deposition is available since the current freeboard is significantly larger than the required (+3 m) and floating pumps are still operating in the basin. The TAP D TSF has received intermittent tailings discharge on occasions, but it has been reported as minimal.

West Pond Phase 1 TSF

The construction of WPP1 TSF was completed in 2014 and was designed by SRK to reach RL 135m elevation and storage capacity of 5.7 Mm3. WPP1 TSF operated from 28 August 2014 to 28 September 2016.

The WPP1 TSF integrates five walls that close a small valley approximately 1.5 km north east of the process plant. SRK designed and provided partial supervision of the construction of this facility.

The walls were named Wall 11, Wall 12, Wall 13, Wall 14, and Wall 15; these are shown in Figure 18-4. The design of these walls was provided in the Design Report for SRK project BDR005.

The highest embankment is Wall 11, which is 33 m high, with the remaining walls being less than 15 m high.

All the embankments are designed as homogenous fills of low permeability material, with slope gradients at 2.5H:1V and 5 m wide crests. A downstream drainage and seepage collection system for long-term seepage control has been considered for Walls 11 and 12. A typical cross section for Wall 11 is presented in Figure 18-5 for reference.

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FIGURE 18 - 2 TAP D EMBANKMENTS

N
WALL 03
WALL 02
WALL 04
WASTE ROCK DUMP 4
FINAL TAILINGS
PLANT SITE
ROM PAD
WALL 01
HAUL ROAD BY OTHERS

Figure 18-2

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Tap D Embankments

0 100 200 300 400 500
Metres

December 2020 ***Source: Great Panther***

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FIGURE 18 - 3 TYPICAL WALL CROSS SECTION SCHEMATIC

MASS FILL SOURCE FROM BORROW APPROVED BY THE GEOTECHNICAL ENGINEER. COMPACTED TO 95% MODIFIED PROCTOR
SOIL SAVER EMBANKMENT PROTECTION & RE-VEGETATION
RL 122m
POND
RL 130m
5m
1m FREEBOARD
RL 129m MAX
TAILINGS
2
1
FILL SLOPE KEYS
N.S.L
EXISTING WALL
2
1410
EXISTING FILL
REMOVE UNSUITABLE MATERIAL
BASE TO BE RIPPED & RECOMPACTED TO MIN 95% PROCTOR DENSITY AT +3% OF OMC
ROCKFILL LAYER TO BE INSTALLED WHERE DRYING OF THE BASE IMPRACTICAL
B
1200
TYPICAL WALL 2 SECTION
SCALE 1:500
Not to Scale

Figure 18-3

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Typical Wall Cross Section Schematic

March 2020

Source: SRK, 2014.

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FIGURE 18 - 4 WPP1 EMBANKMENTS

PHASE 2 MAXIMUM TAILINGS ELEVATION RL 122m
N
WEST POND
WALL 13 FOOTPRINT
CREST RL 135.0m
WEST POND
WALL 12 FOOTPRINT
CREST RL 135.0m
PHASE 1
TSF
PHASE 1 MAXIMUM TAILINGS ELEVATION RL 134m
WEST POND
WALL 11 FOOTPRINT
CREST RL 135.0m
WEST POND
WALL 15 FOOTPRINT
CREST RL 135.0m
WEST POND
WALL 14 FOOTPRINT
CREST RL 135.0m
11A
11B
12A
13A
14A
15A
0 50 100 150 200 250
Metres

Figure 18-4

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

WPP1 Embankments

March 2020 *Source: SRK, 2014.*

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FIGURE 18 - 5 WALL 11 CROSS SECTION SCHEMATIC

WALL 11 INTERNAL DRAINAGE @ RL 125m
-2.5%
5m
RL 135.0m
PHASE 1 MAX POND LEVEL RL 133.6m
PHASE 2 MAX POND LEVEL RL 123.35m
WALL 11 BUTTRESS @ RL 110m
AS BUILT WALL 11
37m
2.5
1
N.S.L
UNDER-BUTTRESS DRAINAGE
FOUNDATION CLEANING DEPTH REFER NOTE 6
BASE PREPARATION REFER NOTE 2
ELEVATION
150m
140m
130m
120m
110m
100m
90m
80m
-140m
-120m
-100m
-80m
-60m
-40m
-20m
0m
20m
40m
60m
80m
100m
120m
40 m

Figure 18-5

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Wall 11 Cross Section Schematic

March 2020

Source: SRK, 2014.

North Mill Pond TSF

The NMP TSF is a valley-type impoundment bounded by the WPP1 TSF to the north and TAP D TSF to the south. The NMP facility was intended to act as a temporary measure while alternative facilities are commissioned in order to service the remaining LOM. SRK designed and provided partial supervision of the construction of this facility.

NMP TSF is composed of Wall 17 to RL 135 m with three additional minor compacted fill embankments (Walls 16, 18, and 19) required to be built to RL 135 m in saddles to enclose the site. A layout of the NMP site is presented in Figure 18-6.

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FIGURE 18 - 6 NMP EMBANKMENTS

N
WEST POND
PHASE 1 TSF
RL 134m
WALL 19
WEST POND WALL 15
WEST POND WALL 14
WALL 16
WEST POND SPILLWAY
NORTH MILL POND TSF
MAX RL 133.2m
WALL 18
NORTH MILL SPILLWAY
RETURN WATER PIPELINE
WALL 17
WALL 2
WALL 3
0
50
100
150
200
250
Metres

Figure 18-6

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

NMP Embankments

March 2020

Source: SRK, 2014.

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Integrated WPP1 and NMP TSF

The WPP1 and NMP facility embankments were raised to integrate them into a single facility, the corresponding embankments crests were initially at RL 135 m and RL 130 m, respectively. These embankments were raised on the downstream face using a combination of rockfill and lateritic material to RL 137 m, which allowed to raise the tailings level to a maximum elevation of RL 136 m. The spillway for the facility was relocated to Wall 16, as shown in Figure 18-7. The integrated facility was designed by SRK and has a capacity of 14 Mm3.

Extended Tailings Storage Capacity

The current TSF capacity is enough to store tailings up to mid-2022. This includes the additional tailings storage capacity added with the design, construction and commissioning in December 2020 of the new East Dam Phase 1, at elevation RL 137 m, that provides an additional tailings capacity 4.9 Mm3. A construction Licence has been received to raise the East Dam to the RL 145 m and is under construction. This provides an additional capacity of 4.6 Mm3. Figure 18-8 presents the East Dam at RL 145 m.

Additional capacity beyond the current LOM is expected to be available through the East-NW Extension and the West Pond Phase 2 (WPP2) TSF expansion projects. Construction is not yet permitted. These projects will add 2.9Mm3 and 23.7Mm3 respectively when completed which would cover the tailings storage demand up to September 2025.

East Dam TSF

The East Dam TSF is composed of Walls 12, 19, 21 and 22 to a crest elevation of RL 145 m. Wall 22 will be constructed as a compacted low permeability homogeneous embankment. Wall 12, 19 and 21 are rockfill embankments, with upstream wall of compacted low permeability material. A typical cross section of the planned walls is presented in Figure 18-9.

The two existing dikes (D12 and D19) that were initially designed for a crest elevation of RL 137 m, were extended and widened to support the subsequent raise to RL 145 m.

The first stage of construction in the East TSF up to elevation 137m was completed in December 2020 and will start operation in January 2021. The subsequent raise to RL145 m will be completed between 2021 and 2022. The total combined storage capacity of the East Dam at RL 137 and RL145 is 9.5 Mm³ which is equivalent to 29 months of operational life.

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FIGURE 18 - 7 INTEGRATED WPP1 AND NMP TSFS

N
WALL 13
WALL 12
WALL 11
WALL 19
WALL 16
SPILLWAY
WALL 18
WALL 17
WALL 3
WALL 2

Figure 18-7

0 50 100 150 200 250
Metres

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

Integrated WPP1 and NMP TSFS

March 2020

Source: SRK, 2014.

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FIGURE 18 - 8 PROPOSED EAST DAM EXPANSION AT RL 145 M

E = 400225
E = 400500
E = 400775
E = 401050
N = 97720
N = 97445
N = 97170
DIQUE 23
DIQUE 24
DIQUE 21
BARRAGEM LESTE
N
0
100
200
300
400
500
Metres

Figure 18-8

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Proposed East Dam Expansion to RL 145m

December 2020

Source: Mina Tucano

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FIGURE 18 - 9 TYPICAL CROSS SECTION OF WALLS 21 AND 22 OF EAST DAM TSF

38,62
TALUDE MONTANTE
10,00
CRISTA
15,00
TALUDE JUSANTE
4,00
15,00
TALUDE JUSANTE
4,00
15,67
TALUDE JUSANTE
N.A. EL.135,00
EL.137,00
EL.127,00
EL.117,00
10,00
10,00
5,00
TERRENO NATURAL
ELEVAÇÃO (m)
DISTÂNCIA (m)
20 m
SEÇÃO TÍPICA – DIQUE 21
38,51
TALUDE MONTANTE
6,00
CRISTA
20,94
TALUDE JUSANTE
N.A. EL.135,00
EL.137,00
2,00
0,60
FILTRO VERTICAL
EL.126,52
TERRENO NATURAL
DETALHE DRENO DE PE VER DETALHE 3
TAPETE DRENANTE DE AREIA VER DETALHE 1
Elevação (m)
20 m
SEÇÃO TÍPICA – DIQUE 22

Figure 18-9

Great Panther Mining Limited

Tucano Gold Mine
Amapá State, Brazil

Typical Cross Section of Walls 21 and 22

March 2020

Source: GeoHydroTec, 2019.

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East - Extension NW TSF

East - Extension NW TSF is a project at a conceptual level with initial engineering completed by GeoHydroTech Engenharia S/S (GeoHydroTech, 2019). It will have a storage capacity of 2.94 Mm³, with its reservoir bounded by three dikes (23, 24, and 21). Dikes 23 and 24 will be built with the crest at an elevation of RL 125 m and the dike 21, currently under construction (East Dam TSF) with a crest at an elevation of RL 137 m. A cross section through Wall 23 of this dam is shown in Figure 18-10.

Geometric characteristics of the East-Extension NW dam project are shown in Table 18-2.

TABLE 18 - 2 GEOMETRIC CHARACTERISTICS OF THE EAST EXTENSION NW TSF

Great Panther Mining Limited - Tucano Gold Mine

Characteristics	Units	Dike 23	Dike 24
Crest Elevation	m	125.0	125.0
Crest Length	m	10.0	6.0
Maximum Height	m	27.0	9.0
Upstream Slope	-	1V:2.5H	1V:2H
Downstream Slope	-	1V:2H	1V:2H
Height Between Downstream Berms	m	10.0	-
Width of Downstream Berms	m	4.0	-
Volume of Material	m3	250,870	7,155
Total Area of Reservoir	M2	157,451*
Reservoir Capacity	m3	2,944,968*

* As per conceptual level project.

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FIGURE 18 - 10 TYPICAL CROSS SECTION OF WALL 23 EAST DAM - EXTENSION NW

60,03
TALUDE MONTANTE
10,00
CRISTA
20,00
TALUDE JUSANTE
4,00
BERMA
20,01
TALUDE JUSANTE
4,00
BERMA
14,01
TALUDE JUSANTE
N.A. EL.123,00
EL.125,00
EL.115,00
EL.105,00
TERRENO NATURAL
REATERRO
TERRENO ESCAVADO PROF. 3,0m
Elevação (m)
ESTACA 0+0, 0+10, 1+0, 1+10, 2+0, 2+10, 3+0, 3+10, 4+0, 4+10, 5+0, 5+10, 6+0, 6+10, 7+0, 7+10, 8+0, 8+10, 9+0, 9+6,
SEÇÃO TÍPICA – DIQUE 23
20 m
17,71
TALUDE MONTANTE
6,00
CRISTA
22,10
TALUDE JUSANTE
EL.125,00
N.A. EL.123,00
TERRENO NATURAL
REATERRO
TERRENO ESCAVADO PROF. 3,0m
Elevação (m)
ESTACA 0+0, 0+10, 1+0, 1+10, 2+0, 2+10, 3+0, 3+10, 4+0, 4+10, 5+0,
SEÇÃO TÍPICA – DIQUE 24
20 m

Figure 18-10

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

Typical Cross Section of Walls 23 and 24

March 2020

Source: GeoHydroTec, 2019.

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WPP2 TSF

The WPP2 TSF is a valley-type impoundment designed to be developed in two phases, WPP1 (approximately 35 Ha) and WPP2 (approximately 167 Ha), respectively located in the east and west arms of the valley. WPP1 has been constructed and is currently active. SRK designed this facility to a detailed level.

In total, nine earth embankments (Wall 1 to Wall 9) were designed to isolate the WPP2 catchment and limit the spread of the tailings. A downstream drainage and seepage collection system for long-term seepage control was designed for Wall 1 to Wall 8. Wall 9 is a temporary structure that allows construction of WPP2 to be staged, if required. Figure 18-11 presents a layout of WPP1 and WPP2 TSF.

The storage capacity obtained after construction of the WPP2 is 23.7 Mm3, or 28.0 Mt. This TSF adds approximately seven years of operational TSF capacity.

Permitting of the TSF

All Tailings Dams in Brazil require a Licence to Operate, issued by the ‘Instituto de Meio Ambiente and Regulacao Territorial’, and a deforestation authorization (“ASV”) to initiate the construction of the facilities. The current operating TSFs, NMP and WPP1, have been granted a licence to operate valid from November 2015 to November 2021 (six years). The Integrated NMP - WPP1 TSF was permitted via ‘Oficio 868/2017’ in 2017, issued by the ‘Insitituto de Meio Ambiente and Regulacion Territorial’ and operates under the same operational licence. (‘Licence de Operaçao 0223/2015’)

The East Dam TSF has received authorisation by the state environmental authority, ‘Secretaria de Estado de Meio Ambiente’ (“SEMA”) and an ASV was issued to allow construction. In October 2020, the operating Licence for Phase 1 was granted. LO Nº. 0035/2020 issued by SEMA and is valid for the period from October 2020 to October 2026. (six years)

Construction and operation of the WPP2 TSF, requires a renewal of the current ASV. This area is divided into 2 ASVs, one of 70 ha which is valid until September 11, 2020, (renewal has already been requested) and another of 117 ha that is valid until March 25, 2021. (ASV nº 1601.52016.00008)

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FIGURE 18 - 11 WPP1 AND WPP2 TSF LAYOUT

N
WEST POND WALL 6
WEST POND WALL 4
WEST POND WALL 3
WEST POND WALL 5
WEST POND
PHASE 2 SPILLWAY
WEST POND WALL 2
WALL 2
DIVERSION
EMBANKMENT
WEST POND WALL 9
(TEMPORARY)
PHASE 2
TSF
PHASE 1
TSF
WEST POND
DIVERSION
CHANNEL
WALL 1 DIVERSION
EMBANKMENT
WEST POND WALL 1
WEST POND WALL 8
WEST POND WALL 7
WEST POND TAILINGS FOOTPRINT
SCALE 1:5,000
0
200
400
600
800
1,000
Metres

Figure 18-12

Great Panther Mining Limited

Tucano Gold Mine

Amapá State, Brazil

WPP1 and WPP2 TSF Layout

March 2020 *Source: Beadell, 2019.*

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Conclusions

In November, 2020 there were three TSFs in operation at the Tucano Gold Mine, these are TAP D, NMP, and WPP1. The remaining tailings storage capacity for these TSFs was 0.95 Mm3, which covered storage for three months until February 2021. These facilities were designed and audited by SRK from 2014 to 2019.

Additional storage capacity has been achieved through the construction and commissioning of the new East Dam RL. 137 m which will allow tailings capacity until mid-2022. The upcoming raise of the East Dam to RL 145 m, designed and audited by GeoHydrotec, will allow capacity of storage tailings until mid-2023.

Following East Dam RL 145 m, the Tucano Gold Mine will proceed with the extension of NW Dam and the WPP2 TSF facilities which will provide an additional 2.94 Mm³ and 23.7 Mm3 of tailings storage, respectively.

With the new East Dam and the two additional future dams, there is sufficient tailings deposition capacity until 2027 at an annual production of 3.5 Mtpa.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold output from the Tucano Gold Mine is in the form of doré bars containing approximately 76% gold and 15% silver, the remainder being copper, iron, and other minor metals.  Silver credits are received from the refiner.

Approximately 70% of the doré is shipped to Asahi Refining Canada (Asahi) in Brampton, Canada and 30% to Metalor Technologies SA (Metalor) in Neuchâtel, Switzerland.  The current refining contract with Asahi is valid until the end of December 2021.  The refining contract with Metalor is managed through Samsung C&T U.K and is valid until the end of December 2021.

Brinks - Segurança e Transporte de Valores Ltda (Brinks) is the designated company to transport the doré from the Tucano Gold Mine to the refining facilities.  The title change for each shipment occurs typically at the Brampton refinery with Asahi, and Sao Paulo airport for Samsung (Metalor).

The terms and conditions of refining and transportation agreements are considered to be within industry norms.  There is some variation depending on the number of ounces per shipment, so an average has been used.

The refining process and sampling is supervised by an independent service provider, which includes the analysis of samples from the service provider’s certified laboratory, to ensure quality standards and accuracy of information are met and maintained consistently.

Penalties are applied in the refining contract for any impurities; however, these are rare occurrences, and the penalties are not excessive.  The main impact comes from the delay in final payments due to higher sample analysis turnaround time, as a result of a higher number of samples required from the special melt shop.

The market for gold doré is well established.  Market predictions and discussions for gold are beyond the scope of this document.  The impacts of gold price volatility on the Tucano Gold Mine plan and process operation are well understood.

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CONTRACTS

As of September 30, 2020, the main contractors involved with the mine are:

• Mining ‘load and haul’: U&M Mineração e Construção S.A..

• Mining Additional Equipment Support: F.J dos Santos Service EPP (rockbreaker).

• RC Drilling: Geosedna Perfurações Especiais S.A.

• Fuel supply: Ipiranga Produtos de Petróleo S.A.

• Power Generators: Aggreko Energia Locação de Geradores Ltda.

• Contract security staff: Segurpro Vigilancia Patrimonial S.A.

• Catering: JC Refeições Amapari Ltda.

• Offsite Laboratory: SGS Geosol Laboratórios Ltda

• Personnel transport: Costa Lima e Souza Empreendimentos Ltda & Raimundo Palmerin de Souza EPP

• Refining: Asahi and Metalor

• Refining carbon fines: Umicore.

The various contracts were awarded following a competitive bidding process, prices are within the industry range and comparable to other operations in Brazil.

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20 Environmental Studies, Permitting, and Social or Community Impact

The Tucano Gold Mine is an active mining operation located in the dense tropical rain forest of Amapá State, Brazil, consisting of open pit operations, crushing, milling, and CIL processing that has a direct impact on the environment and the ecosystem of the region. The predominant anticipated environmental impacts are on biological resources, air quality, noise and vibration, archaeology, hydrology (ground and surface water), and community stakeholders.

Project Permitting

All licences required for the operation of Tucano Gold Mine, mill, processing plant and constructed TSFSs (including the East Dam RL 137m) have been obtained or applications for renewals have been filed. Further permitting will be required with the expansion of existing TSFs as described in Section 18. The Tucano Mine Operational Licence was granted on November 8, 2011 is valid until November 9, 2021. The application for renewal needs to be submitted at least 120 days prior to the expiry date.

The Tucano Gold Mine has the expectation of receiving and maintaining all licensing requirements to support production during the LOM plan. The key licence renewal for the Tucano Gold Mine is shown in Table 20-1.

TABLE 20 - 1 KEY LICENCES AND STATUS
Great Panther Mining Limited - Tucano Gold Mine

Licence	Status	Activity	Process Number	Issue Date	Expire Date
Operation Licence	Approved	Open pit mining and gold ore processing, TSFs: TAP D, North Mill Pond	320274/2004	08/11/2011	09/11/2021

A complete environmental study, permitting, and social / community impact assessment was completed by SRK Consultores do Brasil Ltda (SRK Brazil) in 2011 to satisfy the State Secretariat of Environment, Amapá (SEMA) requirements for obtaining an Operating Licence for the mining operation including a SAG Mill/CIL processing plant.

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In 2011, SRK Brazil also produced an Environmental Control Plan (“PCA”) to implement environmental and social controls. The PCA covered the environmental aspects of mining, monitoring and management plans, and guidance on implementing various programs in the local community.

In December of 2020, Mineral Engenharia e Meio Ambiente (“MEMA”) of Sao Paulo, Brazil, presented an update of the 2019 Asset Retirement Obligation study which as part of the closure plan, also addressed an environmental management plan to reduce the company`s exposure to liabilities, during the operation phase of the mine and after closure.

Groundwater and Surface Water Monitoring

Groundwater and surface water monitoring is performed through daily field checks of monitoring activities and sample collection for chemical analysis at Great Panther facilities. Monthly, quarterly, and semi-annual sample collections are performed, with samples sent to certified external laboratories, to satisfy all regulatory requirements.

Flora and Fauna

The Tucano Gold Mine region flora is typical of an Amazon biome, identified as an area of dense rain forest. The vast biodiversity existing in this Amazonian ecosystem is favoured by the high structural complexity of the environment, with great vertical stratification, diversity of niches and microhabitats, providing a great number of species of flora and fauna. The Tucano Gold Mine area is not recognized as a priority for conservation; however, it should be noted that the Tucano Gold Mine is surrounded by areas of conservational interest. To the east and west of the Tucano Gold Mine is the Amapá State Forest, along the northern limits is the National Forest of Amapá, and to the southern extent is the priority area for conservation of biodiversity denominated Pedra Branca. This area has a biological importance rating of Very High, due to the presence of certain sensitive areas in the ecosystem that include:

•	Preservation of species of economic importance.
•	Maintenance of animal species (spider monkey).
•	Wildlife Maintenance (MMA).
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Flora

Vegetation in the Tucano Gold Mine region is well conserved, with reduced stretches in regeneration corresponding to the areas of old artisanal gold mining sites. In the regional analysis of Tucano, a secondary vegetation strip is observed to correspond to the headquarters of the municipalities of Serra do Navio and Pedra Branca do Amapari, which creates a geographic barrier to the flow of fauna throughout the western area of Tucano.

The Great Panther flora conservation program is an example of germplasm collection in which the collector operates in areas under anthropic impact (Walter & Cavalcanti, 2005). In Brazilian Legislative Decree No. 02 of 08/02/94, genetic resources are defined as “genetic material of real or potential value for human being”, and genetic material refers to all material of plant, animal, or microbial origin, or other, containing functional units of heredity. Therefore, genetic resources represent a small share of biological resources, which in turn are components of biodiversity.

Based on these definitions, the Tucano Gold Mine has been involved with biodiversity conservation working primarily at a community and ecosystem level, while in the conservation of genetic resources, research is conducted at a species level.

The suppression of primary dense rain forest vegetation contributes to the reduction of the genetic variability of locally occurring populations of the species. This program uses the premise that the populations and or species affected by the anthropic impact, contain genotypes not found in the remaining populations or elsewhere in their distribution areas, which would result is a loss of genetic variability (Walter & Cavalcanti, 2005).

The Tucano Gold Mine project to preserve germplasm is based on information collected during floristic and phytosociological inventories carried out by or on behalf of the Tucano Gold Mine, and the evaluation of the biological value of the specie, germplasm recovery, and conservation of genetic resources. The Tucano Gold Mine rehabilitation programs include the implementation of a re-vegetation sub-program on degraded areas or of future rehabilitation with planting or re-seeding, as well as the storage of genetic material for use in the future rehabilitation of the Tucano Gold Mine area.

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Fauna

The fauna associated with the surroundings of the Tucano Gold Mine is diverse and presents typical and endemic elements of dense ombrophilous forest, as well as species of conservation interest such as the Harpy Eagle (Harpia harpyja), Giant Anteater (Myrmecophaga tridactyla), and Jaguar (Panthera onca).

The Great Panther fauna conservation program is based on the Normative Instruction (“NI”) 146/2007 of Brazilian Environmental Agency (IBAMA). The NI serves as a guide outlining procedures and regulations governing field and laboratory activities that undertake studies used in the monitoring of fauna in regions under anthropic influence. The NI outlines procedures to detect adverse effects and facilitate action to protect the environment.

The Great Panther fauna monitoring program has provided to the stakeholders, governmental agencies, and scientific community the composition and structure of faunal communities occurring in the region of the Tucano Gold Mine, and the means to evaluate these populations in relation to the future activities of Great Panther.

In summary, the monitoring program consists of:

•	Logging the occurrences of species of mammals, amphibians, reptiles, birds, and fish within the extended area of the Tucano Gold Mine’s influence.
•	Obtaining data on the composition, wealth, and abundance of communities.
•	Detection and evaluation of the interferences on faunistic communities.
•	Development, and continuous improvement of controls and management to mitigate impacts on the faunal communities.

This continuous monitoring has been carried out by MRW Ambiental, an independent consultancy company, which has been reporting the behaviour of the fauna in the seasons of intense rains and drier periods, periodically, to the legislated governmental agency.

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Threatened and Special Status Species

In order to reassess the conservation status of the fauna described for the Tucano Gold Mine project, the list of endangered species contained in Article L. 411-1 of the Brazil Environmental Code (FR197/2010) strictly protects wild species of plants and animals listed by Ministerial Order. These species cannot be captured, transported, intentionally disturbed, or commercially exploited. These prohibitions can extend to the destruction, degradation, and alteration of the habitats of these protected species. A total of 110 nationally protected species were recorded in the region of the Tucano Gold Mine. Of these protected species, 100 are bird species, including three species with protected habitat, seven are mammalian species, and three are plant species.

The Tucano Gold Mine region also hosts five new plant species and seven other plants of interest (rare or endemic), as well as two rare and endemic fish species, present in first and second order creeks.

Air Quality

Control of air quality in Amapá State is managed by Brazilian laws (CONAMA No. 08/90) establishing national emission limits for external combustion power up to 70 MW, Ordinance MINTER-100/80, which provides for the emission of smoke by diesel-powered vehicles, CONAMA No 01/90 and 03/90, ABNT/NBR 10151, CONAMA No. 436/2011-NBR 9547, 12019, and NBR 12827. This set of regulations manages the emission control of gaseous effluents, airborne particulates, noise, and vibration. There is systematic monitoring of concentrations of pollutants to be discharged into the environment (atmosphere) and the degree of risk caused in the environment is minimized by keeping concentrations below the legal limits. Great Panther periodically submits the monitoring reports to the governmental agency and is regularly audited.

The air quality for the Tucano Gold Mine is monitored through the measurement of gaseous effluents from the exhaust discharge of the generator sets of the Thermoelectric Plant (UTE), smoke indices from the diesel-powered heavy equipment and through control of total suspended particles. These effluents have come from the UTE, the processing plant, the administrative area, and the explosives magazine.

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The main air pollutants emitted by the UTE are nitrogen oxides composed of nitric oxide (NO), nitrogen dioxide (NO2), and carbon dioxide (CO2). In smaller amounts, carbon monoxide (CO), hydrocarbons, smoke, and sulphur dioxide (SO2) are also expelled.

In a sample analysis of reports submitted to government agencies, the concentrations of NO, NO2, CO, CO2, O2, and SO2 show satisfactory indices below the reference limits of the equipment. Suspended total particle concentrations have higher concentration indices for periods of low rainfall but are well below the acceptable maximum limit.

Smoke ratings on off-road mobile equipment and light vehicles have satisfactory rates of 20% or less. (RINGELMANN comparative scale No.1).

Noise Quality and Vibrations

The main noise and vibration issues pertain to haulage vehicles, blasting, and heavy equipment (fixed and mobile):

•	Vibrations and noise caused by traffic and use of heavy equipment are relatively minor and can be considered negligible.
•	The crushing system and beneficiation plant generates high noise/vibration levels that have been monitored to ensure that maximum levels acceptable within the legal limits are not exceeded. Several items of equipment have enclosed, or acoustic barriers installed to guarantee the noise levels remain below the limits of the legislation. In addition, periodic and corrective maintenance is conducted to keep noise within the limits set by manufacturers and specific legislation.
•	Blasting has been limited to a scheduled time and blasting schedules must be pre-defined and marked on visible notices at the entrance to the Tucano Gold Mine areas.

The Tucano Gold Mine does not have communities in its immediate surroundings and the noise and vibration of blasting is negligible to its closest communities.

Noise is routinely monitored in these areas and shows levels below 70 dBA. On site, the compulsory use of individual hearing protection is enforced.

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Geotechnical

The main objective of geotechnical controls is to ensure efficient prevention of erosion and prevent solids in the form of sediments flowing into the environment via waterways and consequently, to minimize the impact on the surrounding non-anthropized areas.

The geotechnical control and monitoring implemented at the Tucano Gold Mine consists of designing a set of sediment retention structures and controls on slopes in the pit and surrounding hills inside the Tucano Gold Mine area. Slopes are controlled by the Mine Planning and Mine Operation departments with specific controls developed by specialists in geotechnical engineering with the aid of monitoring of potential soil/rock displacement points.

Sedimentation is controlled by collecting water run-off and directing it through planned and monitored surface drainage systems and internal drainage systems (in the case of waste and pits), thus allowing for the reduction of solid material suspension before release into existing waterways, primarily William Creek.

Hydrogeology and Hydrology

Hydrogeology and hydrology are critically related to the equatorial regions, where rainfall levels exceed 2,000 mm per year, and it is the most relevant element of the physical environment that impacts the ecosystem. For this reason, the characterization and constant monitoring of groundwater, surface water, and rainwater is essential to minimize the impact of the Tucano Gold Mine operations.

Tucano implemented monitoring of the hydrogeology and hydrology system in 1999, with a set of georeferenced surface sampling points and piezometer stations. Routine sampling has collected a quality baseline dataset (CONAMA 20/86 standard), with which current water quality sampling is compared (CONAMA 357/05). Sampling includes physical parameters of acidity, conductivity, temperature, DO, and turbidity. Samples are sent to the certified SGS Laboratory in Belo Horizonte for metal content (anions and solids levels) analysis.

In 2005, before beginning operations, the hydrogeology a hydrology monitoring system was extended to cover the area considered under the FS including the waste dump, tailings, industrial plant, and buildings.

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Currently, the underground and surface water-monitoring system consists of 29 points:

•	11 points with piezometers.
•	11 surface water monitoring points (river).
•	seven points in the Maintenance and Fuel Station areas to monitor the separation the water and oil in liquid waste capture tanks.

Due to adjustments in the Tucano Gold Mine infrastructure as a result of the dynamics of the operation, several piezometers and water surface points were abandoned, and others were installed in the area of coverage.

The data collected above is used to ensure compliance with the CONAMA (Brazilian Environment Council) regulations: 357/2005, 396/2008, and 430/2011 that define the minimum quality standards for surface, underground and effluent water in line with their dominant use. The results are presented and submitted to SEMA during on site audits and to meet reporting requirements.

Cultural and Archaeological Resources

Archaeological studies carried out by Great Panther in the region of the Tucano Gold Mine are in full compliance with a series of the Brazilian regulations, which are as follows:

•	Regulations: Articles 20, 23, 215, and 216 of the Federal Constitution; Laws No 3.924, 26 July 1961;
•	Ordinance SPHAN No 07, 10 December 1988;
•	Ordinance IPHAN No 230, 17 December 2002;
•	Normative Instruction IPHAN, No 001, 25 March 2015.

Regional Archaeological Context

Amapá State has a history of archaeological finds dating back to the sixteenth century, from scientific expeditions by naturalists, travellers, and ethnologists. There are contributions on archaeological ceramics from noted individuals such as Crevaux, Coudreau, P Curt Nimuendajú, and Emilio Goeldi.

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In the region of the Tucano Gold Mine, specifically in the municipalities of Pedra Branca do Amapari, Serra do Navio, and Porto Grande, there are 68 identified archaeological sites, most of them associated with historical and pre-colonial sites.

Archaeological Studies

Archaeological research was initiated in 2005 by Nunes Filho (2007 and 2009) and was carried out in accordance with the Tucano Gold Mine Archaeological Program defined in the environmental impact study, approved by SEMA.

During 2006 and 2007, several surveying, prospecting (with sample collection of artefacts), elaboration of surface diagnostics (for preliminary cultural characterization of each archaeological site), archaeological excavation, and laboratory studies were carried out, with the main objective of training a local team in archaeology and patrimonial education.

All archaeological material collected during these activities was duly packed and transported to the Archaeological Laboratory of the Archaeological Studies and Research Centre of Amapá - Cepap (UNIFAP), where they underwent the processes of cleaning, cataloguing, analysis, and restoration.

The result of the archaeological studies completed during 2006 and 2007 identified 11 archaeological sites, all of them prehistoric, among which three were excavated and studied. In 2008, the archaeological survey identified seven archaeological sites, once again all prehistoric, these were excavated and studied, and the material, as in previous years, was duly sent to UNIFAP. Also, in 2008, five carbon samples were sent to the Beta laboratory, Miami Florida, United States for carbon dating. In 2009, in the municipality of Pedra Branca do Amapari, four other archaeological sites were identified, with the excavation of three sites and surface collection of one site. Currently, this area belongs to Zamin Resources Ltd. The results of the archaeological studies from 2005 to 2009 supported the Beadell Operation Licensing for the current operation at the Tucano Gold Mine.

After 2012, when operations restarted, archaeological studies became part of the routine activities of the company during its regional exploration activities with identification, mapping

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and monitoring of archaeological sites, and recovery of artefacts such as those shown in Figure 20-1.

FIGURE 20 - 1 CERAMICS FRAGMENTS FOUND IN “SITIO 1” OF MUTUM AREA

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Social or Community Requirements

An area of approximately 4,000 km2 is socially affected by the Tucano Gold Mine and partially includes the municipalities of Serra do Navio and Pedra Branca do Amapari.

The municipality of Pedra Branca do Amapari, based on the last census of 2010 has a population of 10,773 inhabitants with a population density of 0.50 inhabitants/km². The entire population is considered a stakeholder of the Tucano Gold Mine within the scope activities and a total of 21 communities are dispersed along the unpaved highway, BR-210.

The municipality of Serra do Navio, has a population of 5,111 inhabitants with a population density of 0.66 inhabitants/km². Practically the entire population is included within the Tucano Gold Mine's area of influence (both in the town and the ten small communities surrounding the western part of Tucano Project).

As part of the Operation Licence requirements, the Mine annually contributes capital to the Social and Environmental Compensation Funds of the local municipalities of Pedra Branca and Serra do Navio. A council formed by representatives of the communities, City Hall, City Council, and Great Panther, reviews and analyzes programs to be executed under these agreements, in their respective communities. Initiatives are implemented by working collaboratively with the following stakeholders:

•	Conselho Municipal de Meio Ambiente de Serra do Navio - COMMAM (Serra do Navio Municipal Environmental Council)
•	Fundo Municipal de Desenvolvimiento Comunitário - FMDC (Municipal Community Development Fund)

The Tucano Gold Mine actively engages with the local communities to create and maintain mutually beneficial relationships founded on understanding and optimizing the benefits the Tucano Gold Mine can have on regional development. The Tucano Gold Mine’s community relations personnel implement broad stakeholder engagement and social investment programs that focus on three main areas: socio-economic development, public health and safety, and education. Some recent programs include:

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•	Family Farming: Striving to improve the quality of agricultural products and skills in rural communities.
•	Education: Supporting local schools to strengthen access to quality education and complement formal education for children and youth in the region.
•	Emergency Preparedness Training: Prioritizing the local communities’ safety in the Tucano Gold Mine’s areas of influence, seeking to improve community preparedness and emergency prevention initiatives.
•	This year during the COVID-19 pandemic, the Tucano Gold Mine assisted the local communities with educational and monitoring programs aimed at minimizing the impact of the spread of the virus on the local communities.

MINE CLOSURE

In December 2020 a specialized company, Mineral Engenharia e Meio Ambiente Ltda (MEMA) updated the Tucano closure plan and provided a cost estimate for a closure plan for the mining and processing operations at Tucano.

The MEMA, Asset Retirement Obligation Report (MEMA, 2020) describes the costs associated with closing Tucano considering the current situation of the pits, waste dumps and tailings dam. These costs are to be updated as mining progresses.

The document complies with NBR 13030 norms regarding rehabilitation and vegetation of areas degraded by mining activities using recovery and revegetation techniques described in IBAMA (Brazilian Institute of the Environment and Renewable Natural Resources) Mining Regulatory Norms (MRN), 19, 20 and 21.

The total estimated closure costs for Tucano are summarized in Table 20-2.

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TABLE 20 - 2 CLOSURE PLAN TOTAL COST

Great Panther Mining Limited - Tucano Gold Mine

Estimated ARO Costs	Brazilian Reais (2020)	Aprox. USD (R$:US$ = 5.2)
Management	2,629,876	506,000
Dismantling and demolition	33,292,497	6,407,000
Pit closure	4,248,959	818,000
Waste piles recovery	13,098,446	2,521,000
Dams recovery	16,085,355	3,096,000
Accesses recovery	1,997,969	385,000
Industrial and civil areas	2,704,409	520,000
Old mining site and ore pile	3,344,228	644,000
Anthropic area recovery	6,502,321	1,251,000
Loan areas recovery	1,251,643	241,000
Environmental monitoring	1,627,848	313,000
Community relations program	901,301	173,000
TOTAL :	87,684,852	16,875,000

Notes:

The following revenues are estimated to be obtained in the deactivation phase.

Sale of scrap metal is expected to generate R$975,603 (US$192,048)

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21 Capital and Operating Costs

Capital Costs

The Mine capital cost for the LOM total US$62 million. This is comprised of US$11.7 million in capital for the open pit reserves and US$50.3 million in capital for the underground reserve.

Open Pit Capital Cost

The Tucano Gold Mine is an operating open pit gold mine and the open pit capital costs reflect those required to maintain the operations during the LOM plan. The total capital costs estimated for the open pit and tailings dam operations totals US$11.7 million as summarized in Table 21-1. The cost includes tailings dam expansion for both open pit and underground processing, new primary crusher, contractor shop improvements, power line upgrade, plant improvements, environmental improvements, and others. Closure Plan total costs were presented separately in Table 20-2.

Underground Capital Cost

The Tucano Gold Mine does not have an underground mining operation. All cost estimates remain unchanged from that outlined in the Technical Report dated March 2020, prepared for Great Panther by RPA.

The underground capital costs are summarized in Table 21-2.

Capital lateral development is expected to cost approximately US$25.3 million over the LOM. This cost excludes material handling costs, power, and diesel costs which have been allocated to operating costs.

The underground infrastructure capital cost estimate is US$12.01 million. Costs are based on supplier quotations and unit rates from past experience with similar projects. The underground infrastructure costs largely consist of electrical reticulation, ventilation, and dewatering system costs. They do not include mobile equipment capital costs which are included within rates for contractor development and production mining.

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TABLE 21 - 1 OPEN PIT AND TAIINGS DAM PROJECT CAPITAL COST

Area	Unit	Total	Y1	Y2
Tailings Dam Expansions	US$ 000	7,796	4,512	3,284
Grinding Expert System	US$ 000	228	228	-
Geotechnical radar	US$ 000	327	327	-
New Crusher	US$ 000	144	144	-
Plant Improvements	US$ 000	433	433	-
Environmental improvements	US$ 000	343	173	170
Power Line	US$ 000	626	346	280
Dispatch System	US$ 000	390	390	-
Others	US$ 000	984	984	-
Pumps	US$ 000	260	260	-
Grizzly	US$ 000	154	154	-
Total Open Pit Capital Cost	US$ 000	11,685	7,951	3,734

TABLE 21 - 2 UNDERGROUND CAPITAL COST

Area	Unit	Total	Y1	Y2	Y3	Y4	Y5	Y6
UG Lateral Development	US$ 000	25,290	1,990	6,280	6,280	6,270	4,280	190
UG Infrastructure	US$ 000	12,010	2,730	3,670	3,350	2,170	90	-
Surface Infrastructure	US$ 000	13,030	7,080	3,820	1,010	770	350	-
UG Capital Cost, Total	US$ 000	50,330	11,800	13,770	10,640	9,210	4,720	190

Note:

1.	Numbers may not add due to rounding.

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Raiseboring is expected to cost approximately US$2.18 million during the first 18 months of the Project and is captured in surface infrastructure. Additional longhole raising for both the airway extensions and emergency egress has been costed as an operating cost.

Exclusions from the Underground Cost Estimate

The following costs have not been included in the underground capital cost estimate:

•	Mine closure costs (captured as part of open pit costs).
•	Mill modification costs.

Capital Contingency

Capital contingency totals ~$4 million and have been added to individual items as appropriate.

Operating Costs

The Tucano Gold Mine is an operating mine and costs are based on current and historical information and projected operating costs. For the 9 months to September 30, 2020, the Tucano Gold Mine produced 93,400 oz gold at a cash cost of US$839 /oz and AISC cost of US$1,209 /oz. (Press Release November 5, 2020; Great Panther Reports Third Quarter 2020 Financial Results, Including Record Net Income of US$19 Million and Closing Cash of US$67 Million). The Tucano Gold Mine operating cost history is summarized in Table 21-3. All the costs reflect the open pit mining operations.

TABLE 21 - 3 OPERATING COST 2016 TO 2020

Year	Mine	Mine	Plant	G&A	Total	Av. Annual
	$/t mined	$/t ore	$/t ore	$/t ore	$/t ore	Exchange Rate*
2016	4.30	23.42	14.73	3.31	43.29	3.484
2017	4.54	25.99	14.78	3.67	45.99	3.191
2018	3.77	22.22	14.38	3.59	41.15	3.651
2019	3.27	24.09	18.77	3.64	47.29	3.944
2020*	2.67	22.59	15.90	2.82	40.26	4.790

Note:

•	2020 operating costs are from 1st January to 30th September 2020.
•	Annual average exchange rates from the US Federal Reserve.
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LOM Operating cost estimates in this section include on-site and off-site costs. On-site operating costs comprise the mining cost, process plant operating and maintenance cost as well as G&A costs. Off-site operating costs include doré bullion transport and refining charges, and the federal and state royalties and other royalty agreements in relation to mineral product sales from the Tucano Gold Mine. The open pit reserve operating cost estimate for the Tucano Project is summarized in Table 21-4 and expressed in Brazilian Reais at an exchange rate of US$:R$ of 1:4.79.

TABLE 21 - 4 LOM OPEN PIT OPERATING COST
Area	Unit	LOM	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2	2022 Q3	2022 Q4
Mining (OP)	US$/t moved	2.77	2.85	2.37	2.87	2.90	2.60	2.70	2.72	3.03	2.91
Mining (OP)	US$/t feed	22.44	21.86	23.56	24.58	22.79	19.68	23.82	21.92	23.62	20.14
Processing	US$/t feed	16.32	14.92	15.43	15.35	14.85	13.85	18.04	17.66	18.91	17.93
G&A	US$/t feed	2.95	3.00	2.53	2.91	2.92	2.89	3.33	2.94	2.93	3.07
Total	US$/t feed	39.08	40.33	41.53	42.84	40.57	36.41	38.13	38.17	38.66	35.04

Open Pit Mining Cost

Open pit operating costs are summarized in Table 21-4 and average US$2.77/t moved. The open pit mining costs are sourced from the actual 2020 operating costs and the unit mining costs defined in mining contracts. These costs include those of operating the equipment, the labour associated with operating the mine, the cost for explosives and diesel, as well as pit dewatering, road maintenance, and other activities. Key mine operating cost parameters include:

•	Continuous 24 hour per day mining operation for 365 days per year.
•	Fixed unit contract costs for oxide and fresh ore mining, that include production drilling, blasting, loading, hauling, de-watering, contractor required ancillary equipment and extra works, mine geology, and grade control drilling. These fixed costs are contingent on ore type and haulage distance and vary from US$1.87/m3 to US$3.16m3 for oxide ore and US$4.77/m3 to US$7.71/m3 for fresh ore.
•	Fixed unit cost of US$0.85/t for oxide waste rock and US$1.19/t for fresh waste rock mining that includes production drilling, blasting (where required), loading, hauling, de-watering and contractor ancillary equipment and extra works.
•	Fixed mining cost of US$0.19/m3 for pre-split drilling (applicable to fresh rock only).
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•	Fixed crusher feed cost of US$0.43/t.
•	Contractor labour costs are included in unit mining costs.
•	Owner labour costs are included in mining and processing costs.
•	Mine operating cost estimates are based on a US$/R$ exchange rate of 1:4.79.
•	No VAT or import duties are included in mining costs.

Plant Operating Cost

The process plant operating costs are currently US$14.92 and are summarized over the LOM in Table 21-4. The Tucano plant treats a blend of sulphide and oxide ore and therefore separate costs are not determined. Blending takes into account key ore characteristics such as grade, hardness, sulphide content and sulphide type, amongst others to optimize feed for the plant.

General & Administrative Cost

The total unit G&A cost are US$3.00/t of feed of which US$1.18/t are considered Fixed Overhead Costs.

Off-Site Operating Cost

Gold doré is shipped from the site to the refining company. The current transport costs are estimated at US$4.37 /oz Au and the refining treatment charges are US$15.45 /oz Au.

Underground Mining Cost

The Tucano Gold Mine does not currently have any underground mining operations. All cost estimates remain unchanged from that outlined in the Technical Report dated March 2020 prepared for Great Panther by RPA. They are believed to represent reasonable approximations for the costs involved. Great Panther is initiating resource drilling programs to better define the underground potential and will be updating previous studies and cost estimates based on the data generated in these new drilling programs and associated studies. The LOM underground total operating costs, by major area, are shown in Table 21-5. Annual operation totals are shown in Table 21-6.

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TABLE 21 - 5 LOM UNDERGROUND TOTAL OPERATING COSTS BY MAJOR AREA

Department	Operating Cost ($M)
Mine	160.7
Surface Handling	2.8
Process plant	39.1
G&A	13.1
Total	161.8

TABLE 21 - 6 LOM UNDERGROUND TOTAL OPERATING COSTS BY YEAR

Year	Operating Cost ($M)
Year 1	2.3
Year 2	22.7
Year 3	30.7
Year 4	36.3
Year 5	29.6
Year 6	31.4
Year 7	8.8
Total	161.8

LOM Mining costs are estimated to be US$50.00/t of ore milled and total operating costs, inclusive of processing and G&A, are estimated to be US$75.80/t of ore milled.

The Project is assumed to use a contractor for all development and production throughout the LOM. Underground mobile equipment costs are included in the contractor rates for development and production mining. The estimate for the contractor provided equipment includes the following (based on maximum requirements):

•	Longhole production drill (1)
•	Jumbos - double-boom (6)
•	10 t LHDs (5)
•	Articulated trucks - 32.5 t (5)
•	Cable bolters and shotcrete machines (4)
•	Ancillary equipment
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22 ECONOMIC ANALYSIS

This section is not required as Great Panther is a producing issuer, and the Tucano Gold Mine is currently in production and there is no material expansion of current production.

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23 ADJACENT PROPERTIES

Under terms established by previous owners Mineracao Pedra Branca do Amapari, Mina Tucano Ltda. is party to an agreement covering the tenements, now Mining Licences, numbers 852730/1993, 858010/1999, 858114/2004 and 858075/2010. These mining Licences are held for iron ore are contiguous to the south, southeast and southwest with the Tucano Mine mining Licence. Figure 23-1.

Under the terms of the agreement, the Tucano Mine may carry out exploration for gold and base metals on the Mining Concessions which are held for Iron Ore. In the case that an economic gold deposit is found on the tenements, Tucano Mines will request the extraction of part of the tenement, and this area will be governed under a separate lease agreement, the general terms of which are governed by umbrella agreement. Reciprocal rights apply.

The Duckhead Mining Lease was the result of this agreement.

The mining Licences were previously held by Zamin Amapa Mineracao and are now in the name of DEV Mineracao S.A., following the declaration of receivership by Zamin in 2017.

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FIGURE 23 - 1 LOCATION OF ADJACENT PROPERTIES IN WHICH THE TUCANO
MINE HAS AN AGREEMENT COVERING EXPLORATION RIGHTS.

Tartarugalzinho insert
AREA OF EXPLORATION AGREEMENT
Tucano Tenement Status
MINING LICENSE
MINING LICENSE APPLICATION
POSITIVE EXPLORATION REPORTS WITH REQUESTS FOR MINING LICENSES
ACTIVE EXPLORATION LICENSES REQUIRING WORK PROGRAMS
EXPLORATION LICENCES WITH POSITIVE EXTENSION REPORTS SUBMITTED
EXPLORATION LICENSE APPLICATION
APPLICATION OR BIDS AWAITING ANM DECISION: LIKELY TO BE GRANTED
0 5 10 20 30 40 50
Kilometers
858075/2010
852730/1993
December 2020
Source: Mina Tucano Ltda
Great Panther Mining Limited
Tucano Gold Mine
Amapá State, Brazil
Mineral Tenement Status
Figure 23-1

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 Interpretation and Conclusions

The purpose of this Technical Report is to support disclosure of the Mineral Resource and Mineral Reserve estimates for the Tucano Gold Mine, located in Amapá State, Brazil, with effective date of September 30, 2020. This Technical Report conforms to NI 43-101.

The last Technical Report for the Tucano Gold Mine was filed on March 25, 2020 and was prepared by RPA, now part of SLR. The effective date of the Mineral Resource and Mineral Reserve estimates for that report was September 30, 2019.

This report, prepared by Great Panther,) presents an updated Mineral Resource and Mineral Reserve estimate incorporating drilling carried out since September 2019. Resource definition drilling was focused on the TAP AB deposits while operations and grade control drilling were dominantly focused at Urucum. Within this Technical Report, Great Panther also present an update of key operational factors and will discuss advances in the understanding of geologic controls of the Tucano Mine and the exploration potential of its tenement portfolio.

As part of this report, RPA, now part of SLR, was retained by Great Panther to prepare an updated Resource Model for the TAP AB deposits at the Tucano Mine. RPA were selected to update the TAP AB Mineral Resource for the following reasons:

•	Great Panther recognized that the results of the drilling carried out in 2020 could have a material impact on the 2020 MRMR.
•	RPA are independent consultants with recognized experience in MRMR estimations.
•	RPA’s knowledge of the Tucano Mine deposits, having carried out the 2019 MRMR.

Based on site visits, discussions with Project personnel, and available information, Great Panther offer the following interpretations and conclusions:

Geology and Mineral Resources

•	The Urucum and TAP AB deposits will be the focus of production in 2021.
•	The key difference between the Mineral Resource models for the Urucum and TAP AB deposits used in the 2019 MRMR and this 2020 MRMR statements is that; the Resource wireframe limits have been constructed using 0.3 g/t gold cut-off for the oxide zone and 0.4 g/t gold cut-off for the sulphide zone, compared to a single cut-off of 0.5 g/t gold used in 2019.
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•	The new wireframes were produced based on an improved understanding of the geologic model and are being used to provide a more accurate picture of resource continuity for block modelling.
•	Measured and Indicated (M&I) Mineral Resources, which are inclusive of Mineral Reserves, total 953K gold ounces. Of this total the open pit, M&I Resources are 561K gold ounces, an increase of 28% since September 2019.
•	Inferred Resources total 534K gold ounces.
•	This 2020 MRMR reflects the results of near-mine drilling up to the end of July 2020 focused on the TAP AB pits which represents approximately two kilometres of the seven-kilometre mining trend.
•	Drilling of near-mine targets continued at TAP AB and Urucum in the second half of 2020. Exploration drilling will continue on these targets and the area between TAP AB and Urucum in 2021.

Resource modeling for this Technical Report was carried out under the oversight of Nicholas Winer, F.AusIMM and VP Exploration for Great Panther.

•	RPA were engaged to model and prepare the Mineral Resource estimation for the TAP AB open pit and underground Mineral Resources.
•	Carlos Henrique Barbosa Pires, Master Geologist and specialist in Resource Estimation (MAusIMM CP) at the Tucano Mine carried out Mineral Resource estimations for Urucum and Urucum East and the verification and validation of the Mineral Resource estimations for Duckhead and the Urucum underground resources. He also provided oversight for Great Panther on the TAP AB Mineral Resource estimation.

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Tucano Mineral Resource Estimates as of September 30, 2020

	Measured			Indicated			Total Measured and Indicated
	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)
Open pit	2,309	1.46	108	8,793	1.60	453	11,102	1.57	561
Underground	0	0	0	2,649	4.11	350	2,649	4.11	350
Stockpile	2,491	0.53	42	0	0	0	2,491	0.53	42
Total	4,800	0.97	150	11,442	2.18	803	16,242	1.83	953

	Inferred
	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)
Open pit	647	2.48	52
Underground	5,350	2.80	483
Stockpile	0	0	0
Total	5,997	2.77	534

Notes:

1.	Mineral Resources were classified using CIM (2014) Definition Standards.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	The effective date of the Mineral Resource estimate is September 30, 2020.
4.	Mineral Resources are estimated at various cut-off grades depending on mining method and mineralization style.
5.	For open pit development at Urucum, Urucum East and TAP AB, Mineral Resource estimates use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5 with cut-off grades of 0.3 g/t Au for oxide and 0.4 g/t Au for fresh rock.
6.	Underground Mineral Resource estimates for TAP AB use a long-term gold price of US$1,750/oz and a US$/Brazilian real exchange rate of 1:4.5, with cut-off grade of 1.3g/t Au for fresh rock.
7.	Since September 30, 2019, no additional drilling data is available for the Urucum underground and Duckhead so Mineral Resource estimates for 2020 remain unchanged from 2019. Estimates use a long-term gold price of US$1,500/oz and a US$/Brazilian real exchange rate of 1:3.8 with cut-off grades of 0.4 g/t Au for oxide and 0.55 g/t Au for fresh rock in the open pit and 2.1 g/t Au for oxide and 1.6 g/t Au for fresh for the underground.
8.	A minimum mining width of three metres was used for preparation of mineralization wireframes.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Inferred Mineral Resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category.
11.	Numbers may not add due to rounding.

•	Since the purchase of the Tucano Mine by Great Panther, in March 2019, the focus on resource delineation drilling has been on TAP AB while mining operations have focused on the Urucum open pits.
•	Other defined Mineral Resources at the Tucano Mine, such as Urucum East, Duckhead and the high-grade underground resources at Urucum North and Urucum Central, up to the effective date of this Technical Report, had not had resource drilling or other studies.
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•	At the end of 2020, Great Panther initiated drilling at Urucum East and on the Urucum underground targets. The objective of the drilling programs is to increase the drill density within the Mineral Resource wireframes and extending the known mineralization envelopes. These are ongoing drilling programs.
•	In parallel, resource delineation drilling will be carried out on other near-mine targets such as TAP C, Urso (both known zones of mineralization between TAP AB and Urucum) and other known mineralization occurrences requiring further drill testing.
•	The above drill programs will be the focus of resource drilling in 2021.

Exploration

•	The Great Panther exploration tenement package covers a significant part of 90 kilometres strike length (approximately 2,000 square kilometres) of the Vila Nova Greenstone Belt in which Great Panther has identified numerous targets based on a compilation of aerogeophysics and historical geochemical data. Shallow RAB drilling to date has focused on three known exploration targets: Lona Amarela, Mutum and Sarraminda. Drilling is ongoing at Saraminda while results of shallow drilling from Lona Amarela and Mutum identified extensive surficial gold geochemistry anomalies that require further detailing. A 1,000-metre diamond drilling program is under way at Mutum to test the target and provide geologic context to the southern anomaly. These targets are being prioritized and fast-tracked as they lie within a 15 kilometre radius of the Tucano Mine plant and existing infrastructure.

Mining and Mineral Reserves

•	All Mineral Reserve estimates were completed by Great Panther's Technical Services group at the Tucano Mine under the supervision of Neil Hepworth, Chief Operating Officer of Great Panther.
•	Proven and Probable (P&P) Mineral Reserves are now estimated to be 629k gold ounces, of which 299k ounces are open pit Mineral Reserves. This represents a replacement of depleted reserves since the previous 2019 MRMR estimate and the addition of an extra year in the LOM plan.
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Tucano Mineral Reserve Estimates as of September 30, 2020

	Proven			Probable			Total Proven and Probable
Location/area	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)	Tonnes (000s)	Gold grade (g/t)	Gold (000s oz)
Open pit	1,688	1.61	87	3,880	1.70	212	5,568	1.67	299
Underground	189	3.78	23	1,976	4.17	265	2,164	4.13	288
Stockpile	2,026	0.64	42	0	0.00	0	2,026	0.64	42
Total	3,903	1.21	152	5,856	2.53	477	9,758	2.00	629
Notes: 1. Mineral Reserves were classified using the CIM (2014) Definition Standards.

2.       Mineral Reserve estimation includes mine depletion through to September 30, 2020 and drills results through to July 31, 2020. The effective date of the Mineral Reserve estimate is September 30, 2020.

3.      Open pit Mineral Reserves are estimated within designed pits above discard cut-off grades that vary from 0.43 g/t Au to 0.5, g/t Au for oxide ore and 0.58 g/t Au to 0.63 g/t Au for fresh ore. The cut-off grades are based on a gold price of US$1,500/oz Au and operating costs sourced from the current operations and mining contracts at an US$/Brazilian exchange rate of 1:4.5.

4. Mineral Reserves incorporate estimates of dilution and mineral losses.
5. Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au. The cut-off grades are based on a gold price of US$1,250/oz Au and operating costs sourced from the operations and mining contracts at an US$/Brazilian exchange rate of 1:3.8.
6. A minimum mining width of 20 metres was used for open pit Mineral Reserves and 3 metres was used for underground Mineral Reserves.
7. The Mineral Reserve estimate includes surface stockpiles. 8. Average metallurgical process recovery is 91.5%. 9. Numbers may not add due to rounding.

Open Pit Mining

•	The Mine is a mature open pit mining operation in a steady state of mining production. The operations are sufficiently established to provide the basis of much of the technical and economic inputs required for this study. Great Panther have now been operating the mine since March 2019.
•	For the 9 months to September 30, 2020, Tucano produced 93,400 oz gold at a cash cost of US$839 /oz and AISC cost of US$1,209 /oz. (Press Release November 5, 2020; Great Panther Reports Third Quarter 2020 Financial Results, Including Record Net Income of US$19 Million and Closing Cash of US$67 Million).
•	All Mineral Reserve estimates were completed by Great Panther's Technical Services group at the Tucano Mine supervised by Neil Hepworth.
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•	Economic analysis confirms the economic viability of the open pit Mineral Reserves at the base gold price of US$1,500/oz.
•	Pit optimizations were carried out on Measured and Indicated Mineral Resources using a block net value (block value = block revenue - block total operating cost), including allowances for dilution and mining loss, and preliminary estimates for pit OSA.
•	Individual pit shell selection was made based on a gold price of US$1,750/oz Au for Urucum Central South. All other pits used a US$1,500/oz Au except for TAP AB3 that used a US$1,600 shell. These pit shells were used to guide the ultimate pit design.
•	In order to determine if material within the open pit should be sent to the mill for processing or to the waste rock dump, a marginal cut-off grade has been calculated. The marginal cut-off grade, which is referred to as the “Open Pit Discard Cut-off” in the CIM Estimation of Mineral Resource and Mineral Reserves Best Practice Guidelines, differs from the breakeven cut-off-grade since mining costs are excluded from the calculation. The reason for excluding the mining costs is that material already defined to be within the limits of the open pit must be mined regardless of if it is classified as ore or waste in order to access the bench below.
•	The mine planning block model is based on the resource model regularized to the minimum practical size dig block (i.e., selective mining unit), that can be selectively excavated by mining equipment currently employed on site. Each block in the regularized model contains the quantities of diluted mineralized tonnes and grades including the tonnages of mining dilution and ore loss, where ore loss (%) = 100% - mining recovery (%). Mining dilution comprises internal dilution inherited during the model regularization and external (contact) dilution resulting from geological/geometric contacts with waste rock.
•	Geotechnical and pit design parameters are based on data, information, and results from previous geotechnical studies and incorporate the pre-split drilling and controlled blasting. There is a risk that the failure to attain the design pit slopes could result in pit wall instability and the loss of ore at the pit bottom.
•	The west wall of the Urucum Central South pit underwent slope displacement on October 6, 2019. The pit was closed to mining while Great Panther worked toward a remediation plan with the assistance of the independent consulting firm KP. The pit remains in Mineral Reserves.
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•	KP carried out geotechnical drilling and installed piezometers to record water pressures. Using the drilling data, KP modelled the failure mechanism. Failure was slip along an existing structure when the toe of the slope was blasted. A high phreatic level was seen as the main contributing factor that allowed the slip to initiate. There was movement toward the pit, but not a massive slope collapse.
•	Water levels since the failure have dropped and KP have provided assurance that we can mine safely down for the next 50 m (110mRL) without concern of reactivating the failure.
•	Concurrent with the mining, we are draining the pit and will be monitoring water levels in the piezometer holes as mining progresses. When we reach 50m of wall lowering (end Q1 2021), then the decision will be made whether we need to drill horizontal drainage holes to drop the water level further to continue mining safely.
•	The situation with Urucum Central South is under control, but there may be some interruptions of several days every month or so if we are required to continue with horizontal drainage.
•	Mining of Urucum Central South is expected to be complete in the first quarter of 2022.
•	All pits have been designed with 4 m operating bench heights while blasting is carried out on 8 m intervals. This enables ore selectivity to be maximized and minimize dilution.
•	The catch-berms in fresh rock are stacked at 24 m intervals (Urucum) and 20 m intervals (other pits).
•	The ultimate pit designs contain sufficient ROM quantities to support a nominal 10,000 tpd processing rate through to late 2022. The open pit Mineral Reserves are included in six pits, with two largest pits, Urucum URCS and TAP AB containing 88% of the total open pit Mineral Reserves. Oxide ore contributes 22% of the total open pit ore mined. The LOM average strip ratio is 12:1.
•	Mine waste dumps are located adjacent to the pits, to minimize hauling requirements. Waste dumping platforms are laid out to facilitate dump re-sloping at mine closure.
•	The LOM production schedule has been prepared quarterly based on the mining activities commencing in Q4 2020. The pit production is founded on mining the ultimate pit bench-by-bench without phases or subdivisions. The LOM pit mining rate averages approximately 62,000 tpd and includes both mineralization and waste material.
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•	The plant feed comprises the ROM ore from the pit and from the stockpiles. The pit ROM production is projected to be a direct feed to the crusher, complemented with the ROM from the stockpiles re-handled on as needed basis.
•	Contractor mining is carried out by U&M, one of the largest mining contractors in Brazil, using conventional open pit methods, consisting of the following activities:
•	Drilling performed by conventional production drills.
•	Blasting using emulsion explosives and a downhole delay initiation system.
•	Loading and hauling operations performed with hydraulic shovel, front-end loader, and rigid frame and articulated haulage trucks.
•	The owner’s personnel monitor the mining contractor and provide engineering support including survey and grade control. Operations run 24 hours per day, seven days a week, on an eight-hour shift rotation. Following an agreement with government authorities, during the peak of COVID-19, shifts were temporarily modified to 12 hours to reduce risks of employee exposure.
•	The open pit is scheduled to operate 365 days per year, 24 hours per day.
•	Equipment productivity and utilization factors and equipment operating hour estimates are based on seasonal conditions (dry, transitional, or wet season during the calendar year), rock type, and various mining conditions including different bench mining width and ramp width.
•	The mine manpower at the end of September 2020 is estimated at approximately 1,471 employees. This includes owner’s and contractor’s workforce. The ongoing pit operations will require this level of manpower for most of the next two years.
•	Open pit operating costs are estimated to average R$13.26/t mined (US$2.77/t moved at a R$/US$ exchange rate 4.79:1) and includes owner and contract mining operating costs. The cost is estimated based on material quantities and unit costs supplied from existing operations comprised of actual 2020 operating costs, projected operating costs, and the current mining contracted rates. The pit operating cost estimate was developed based on cost for drilling, blasting, loading, and hauling and includes labour costs and costs for consumables (diesel, explosive, parts, etc.).
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Underground Mining

•	Underground Mineral Reserves are based on a 2016 Pre-Feasibility Study (PFS) carried out by AMC Consultants Pty Ltd. In 2019, RPA reviewed the AMC PFS, and made the following adjustments:
•	Updated the cost estimates to reflect current inputs and a stand-alone underground mining scenario.
•	Updated cut-off grades.
•	Filtered out stopes that no longer met updated cut-off grades.
•	Rebalanced the production schedule.
•	Great Panther has not made any further adjustments to the study. Great Panther has initiated geologic studies and a drilling campaign to better understand the continuity and variability of high grades at Urucum. This study is ongoing with preliminary results expected in H2 2021.
•	The details below and the costs assumed for the underground mining project have not been altered since the updates by RPA in 2019.
•	Modern trackless mobile equipment is proposed for the development and stoping operations.
•	The mine will be accessed by a single portal located at the northern end of Urucum North and twin declines (north and south) based on an orebody strike length of >800 m.
•	Level intervals will be 20 m (based on 15 m production blastholes and the narrow width of some lodes) with crosscuts between the decline and the mineralization, every 20 vertical metres.
•	Declines have been designed to allow equipment access to each production level. On each level a crosscut will be developed from the decline to the ore lode/lodes. Decline and crosscut development have been designed at 5.0 m wide x 5.0 m high, sufficient to accommodate 30 t to 40 t trucks.
•	Ore drives have been designed to be 5.0 m high x 4.0 m wide to accommodate production drills and 10 t load-haul-dump (LHD) units. Trucks will not enter the ore drives.
•	All waste will be tipped directly into stopes or trucked to surface.
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•	Approximately 2.1 million tonnes (Mt) of ore at an average grade of 4.1 g/t Au will be mined and processed over the 6.5 mine life.
•	All ore production and mine development is proposed to be done by contractors; this includes all waste rock filling.
•	Ventilation will be provided via a pull-type (exhausting) system with primary fans located on surface at the top of each of two primary exhaust raises.
•	With the infrastructure airflow and leakage and balancing allowances, the total airflow determination based on the diesel fleet size is 350 m3/s.
•	Evaluation of the planned production rate and scheduling indicates that the deposit supports 450,000 tpa to 500,000 tpa. Production rates vary from year to year depending on the number of production fronts becoming available in different areas of the mine.
•	There are opportunities for further optimization of the production rate in future studies, particularly if additional areas are considered for underground mining (e.g., Urucum Central).
•	Major scheduling assumptions driving these production rates include: decline and crosscut advance of 140 m/month, ore drive advance of 60 m/month, production rate from stoping of 10,000 t/month for both Uphole retreat and Benching stopes, backfilling rate of 12,000 m3 per month, per stope, for Benching stopes. All scheduling assumptions are based on industry benchmarked data.
•	Scheduling has been based on maintaining a nearly constant number of primary mobile equipment in both the North and South declines.
•	Workforce size at full production is estimated to be 240 employees, based on three eight-hour shifts.
•	The underground mine would use some of the existing infrastructure built for the open pit operations such as the explosives magazines and warehouse.
•	Mining costs are estimated to be US$50.00/t of ore milled and total operating costs, inclusive of processing and G&A, are estimated to be US$75.80/t of ore milled.
•	An economic assessment of the Underground Mineral Reserves confirms that they are economically viable at the base gold price of US$1,250/oz.
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Mineral Processing

•	A new grinding configuration (semi-autogenous grinding + ball mill) has allowed the Tucano Mine to increase the percentage of sulphide ore in the overall plant blend without substantially affecting their target throughput. This was done while maintaining 80% passing 75 µm.
•	The plant was originally designed to run at 3.4 million tonnes per annum (Mtpa) considering 90% Sulphide in the blend. The plant blend from January to September 2020 was close to 88% sulphide ore and 12% oxide material and the average annual plant throughput was 3.2 Mtpa, however, this annual figure was affected by lower plant availabilities (i.e., 92%) due to other issues experienced in the plant such as mill grate breakages, power issues and also issues with the old primary crusher.
•	The increasing percentage of sulphide ore has not adversely affected plant gold recoveries. On the contrary, the new oxygen plant commissioned in April 2019 has contributed to higher metal recoveries, which resulted in an average gold recovery of 92.1% from May 2019 to September 2020.

Infrastructure

•	The Mine is currently operating and has all of the required infrastructure to carry on operations. Additional surface infrastructure will be required to support the underground operation.
•	The LOM tailings production remaining based on current reserves, from September 2020 until December 2023 is expected to be approximately 7.66 Mt, or a volume of 6.3Mm3.
•	The remaining capacity of NMP is 0.95 Mm3 as of December 01, 2020, which covers storage for 3 months, or from December 2020 to February 2021.
•	SRK has audited these facilities since commissioning of the TSF, with a focus on safety and operational capacity of the embankments, pond size, and ongoing construction of the facilities.
•	Additional tailings storage capacity has been achieved with commissioning of East Dam. The raise of East Dam to RL137m is fully permitted and was completed in December 2020. This provides capacity of 4.9Mm3.
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•	A construction Licence has been received to raise the East Dam to the RL 145m and is under construction. This provides an additional capacity of 4.6Mm3.
•	Additional capacity beyond the current LOM is expected to be available through the East-NW Extension and the West Pond Phase 2 (WPP2) TSF expansion projects. Construction is not yet permitted. These projects will add 2.9Mm3 and 23.7Mm3 respectively when completed.
•	The three new TSFs, East Dam, East-NW Extension, and West Pond Phase 2 (WPP2), together will provide approximately 36 Mm3 of tailings storage, which covers tailings storage demand up to September 2025.

Environment, Permitting, and Social Aspects

•	The Tucano Gold Mine is in possession of all licences required for the operation of the mine, mill, processing plant, and constructed TSFs (including the East Dam to RL 137m) in compliance with Brazilian regulations.
•	The Tucano Mine Operational Licence was granted on November 8, 2011 is valid until November 9, 2021. The application for renewal needs to be submitted at least 120 days prior to the expiry date.
•	Urucum East has an application for a Mining Licence that is still being processed by the authorities.
•	New exploration targets which are outside of the mining Licence will require presentation of a Final Exploration Report with a preliminary economic assessment. Once approved, a Feasibility Study including a Mine Construction Plan are required in order to obtain a mining Licence and associated environmental, social and archeological Licences and permits.
•	Continuous monitoring programs are carried out at the Project, which confirm that there are no material concerns pertaining to non-compliance.

The Mine’s community relations personnel implement stakeholder engagement and social investment programs focused on three main areas: socio-economic development, public health and safety, and education. The Mine’s social performance practices have been historically effective and enabled the Mine to maintain an adequate social acceptance level. No significant issues with the local communities have been identified since production re-started in 2012.

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26 Recommendations AND ACTIONS

In 2019, based on their site visit and subsequent review of the available documentation, RPA made a series of recommendations, most of which have been addressed. In addition, Great Panther’s growing knowledge of the mineralization and operational characteristics of the Tucano Mine has identified additional areas for improvement. In the following section, key recommendations from both RPA and Great Panther are presented and discussed.

Geology and Mineral Resources

Great Panther believes that the actual geologic model for mineralization at the Tucano Mine is oversimplified resulting in confusion and a lack of understanding of the true controls on mineralization. Mineralization in the Tucano Mine pre-dated the main regional deformation event, occurs in a complex chemical-sedimentary lithology package and was extensively intruded by post mineralization pegmatites. Understanding the impact of these events is critical for both resource modelling at the deposit scale and mine operations where work is conducted at the bench scale.

Recent studies on drill core have been carried out using multi-element geochemistry which indicate that in addition to lithology, alteration is a key control on mineralization.

•	Multi-element geochemistry is being adopted as a key tool for lithology and alteration mapping of drill core. Initially this will be used to better understand the roles of lithology and alteration on gold mineralization and in the future, as a QA/QC control to ensure consistency in drill core logging between geologists.

RPA recommended that a better understanding be developed for the genetic and temporal relationships between the gold mineralization and the pegmatite units. Multi-element analyses of various pegmatite and granitic bodies indicates that the pegmatites are post-mineral and un-mineralized. However there appears to be a pegmatitic event that has been associated with significant localized hydrothermal fluid. Where this event cuts mineralization there are strong indications of re-mobilization of gold within the hanging and/or footwall of the pegmatite dykes, reflected by sulfide remobilization (removal) and gold enrichment close to the pegmatite contact (tens of centimetres to several metres).

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•	These contact zones with remobilization need to be recognized at the bench mapping scale and incorporated into the daily mine plan. While sulfur poor, they can be high grade.
•	At the mine scale the pegmatites are being mapped and the wireframe for the pegmatite lithology is being improved.

While annual, open pit reserve replacement is the key focus of exploration, developing an underground project for the Tucano Mine is important for the long-term mine plan. Efforts by previous owners were focussed on the Urucum North underground zone. However, the Tucano Mine sequence is some 7km long and relatively little information is available to evaluate the relative priority of areas along this zone. There may be potential for underground mining on multiple ore zones along the trend. Great Panther is concentrating on generating an improved geologic model for the high-grade gold zones that are known, in particular at Urucum North and Urucum Central. This knowledge will be applied to improve the current underground Resource models.

•	New wireframes are being generated for high-grade zones at Urucum using a 2.5 g/t Au shell. These will be used to improve resource estimation parameters and define areas for infill drilling to test continuity and variability of grades within the high-grade ore shoots.
•	In the future, the knowledge will be applied to explore and prioritize new high-grade zones in other parts of the Tucano Mine sequence.

In March 2020, RPA made a number of recommendations regarding procedures, most of which have been adopted. These include:

•	More extensive use of gold grade * thickness to map and prioritize mineralized zones.
•	More stringent search strategies for estimations used for the long-term Mineral Resource block models. Great Panther is evaluating both improvements to wireframe models as well as working with RPA to evaluate new estimation procedures.

The 2020 MRMR resulted in the conversion of a large part of the TAP AB underground resource into open pit resource. This was in part due to the presence of high-grade zones below the 2019 M&I reserve shell. The continuity of these zones and presence of other such

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zones requires evaluation and may be important in the replacement of the underground resources at TAP AB.

No resources were included in the 2020 MRMR from the zone between TAP AB and Urucum. This zone includes the previously mined Urso and TAP C deposits that under current gold price and Brazilian Real exchange rate, may have viable resources down plunge of the mined areas.

•	Modelling and resource drilling is being planned for Urso and TAP C in 2021.

EXPLORATION

The Tucano mine controls a tenement package that covers a 90 km portion of the poorly explored Vila Nova Greenstone Belt. The only deposit known in the Belt is the Tucano Mine which was discovered as the result of exploration in the late 1990’s. Very little regional exploration has been carried out in the last 20 years and Great Panther recognizes that a modern, quality exploration program is overdue.

•	In 2020, the regional aerogeophysics was interpreted and prospective structural domains and features identified. Priority zones are to be explored in 2021 with regional soil sampling programs employing low detection level, multi-element geochemistry.
•	Known brownfield targets are being explored and prioritized. These will be permitted for drilling and drill tested in 2021/2022.

Mining and Mineral Reserves

Open Pit Mining

Geotechnical monitoring of open pit stability is imperative to follow best practices for both production and safety reasons. Great Panther has taken steps to improve the monitoring process, including the implementation of radar scanning equipment. Data and Monitoring procedures and data interpretation are being addressed based on recommendations from specialist consultants, leading to an improved understanding of the causes, risks and mitigation alternatives.

Difficulties in visually identifying mineralization contacts and grade variation, particularly after blasting, mean that mining dilution is a critical modifying factor when estimating characteristics of the ROM to the plant. Dilution issues may also generate added cost, associated with the

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processing of the waste dilution material, or loss of revenue if mineralization does not go to the plant.

•	By improving the mapping practices and our knowledge on mineralization controls (as described above) improvements can be made to the delineation of the ore zones on the benches.
•	From an operational perspective, constant evaluation of blasting techniques and ore/waste delineation procedures are needed to identify areas for improvement.

The blending of Stockpile material in the ROM, can be a significant portion of the plant feed. Controls on the grade and density of this material are often less rigorous than the mined ore blocks, introducing errors into reserve model / plant gold reconciliations. This issue requires evaluation.

Underground Mining

The drill programs in 2021 will complement and guide studies, increasing the geotechnical and hydrogeological understanding of the Urucum underground deposit and consolidate the design basis for the underground project.

In the 2019 MRMR, RPA made the following recommendations which will be addressed as the studies on the underground project progress.

•	Advance the Underground Project to the FS stage. Opportunity exists to stage the Project such that the second ramp is delayed until production from the first ramp proves successful and mining costs are better understood.
•	Develop and operate the underground mine with contractors; this resolves any issues regarding supply of an experienced underground work force and allows for a reduction in upfront capital expenditure for mobile equipment.
•	Consider using truck haulage for all material movement in the underground mine.
•	Carry out further geotechnical analysis to facilitate design and the efficient recovery of pillars. Detailed geotechnical modelling is recommended during the FS stage. This will also assist with understanding of the potential dilution, particularly in the narrower veins.
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•	Complete further metallurgical test work particularly on the primary sulphide material that will be extracted from underground. There is a risk that unexpected changes to metallurgical performance and gold recovery may occur.
•	Complete further environmental work during the FS stage to ensure that the underground operations do not present any issues in terms of environmental compliance. Any compliance issues could inadvertently delay the project or add additional unplanned costs to the project.
•	Opportunities exist to reduce capital costs for the underground project through locally constructed surface change rooms and offices rather than rental and may be an inexpensive alternative. The use of less expensive Scania P420 trucks for underground haulage once the decline roadway (floor) has been prepared and graded is also an opportunity. These options should be evaluated during the FS.

Mineral Processing

There are many factors that impact mineral processing at the Tucano Mine and a number were addressed in 2020 or continue under review. These include variations in sulphide type and content, mineralization oxidation, mineralization hardness and the nature of the gold. These factors effect, blending requirements, grinding, and oxygen and cyanide consumption. Significant improvements have been made in understanding the nature of these issues.

•	Applying this knowledge and further studies to improving process control tools is an ongoing task.
•	In parallel efforts are required to introduce protocols to map the key characteristics within the Tucano deposits, to where possible, anticipate process control modifications or improve ore blending.

Environment

Environmental aspects in the Amazon region is a global theme. Great Panther recognizes the sensitivity of its operation and will continue following high environmental standards and updating its best practices procedures in accordance with the regulations in force. To improve

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visibility, Great Panther strives to obtain public recognition with government authorities or local communities for its environmental programs at the Tucano Gold Mine.

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27 REFERENCES

AMC Consultants Pty Ltd, 2016, Urucum Deeps Prefeasibility Study, BDR Resources Ltd. AMC Consultants: Melbourne, Australia. Report: AMC Project 115058.

AMC Consultants Pty Ltd, 2018, Mineral Resource and Reserve Update for the Tucano Gold Mine, prepared for Great Panther Silver Limited, AMC Mining Consultants (Canada) Ltd.’ November 6, 2018.

Ausenco and SRK Consulting, 2011, Beadell Resources Ltd Tucano Gold Project Feasibility Study Report, Ausenco Minerals and Metals & SRK Consulting: Perth, Australia. Report no. 2027-RPT-0037 Revision Number D.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014, CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions and Adopted by CIM Council on May 10, 2014: available from the CIM website at www.CIM.org, 9 p.

Cooley, M., 2019, Pre-metamorphic Gold Mineralization Compressed and Stretched into Parallelism with Local Amphibolite Grade Metamorphic Lineation at Tucano Gold Mine Trend, Brazil: unpublished internal document prepared for Great Panther Mining Ltd, 29 p.

Costa, A., 2005, Levantamento Geofisico. Technical Report, January 2005. AFC Geofisica Ltda for MPBA.

GeoHydroTech Engenharia S/S, 2019, Projeto Conceitual da Barragem De Rejeitos Leste - Extensão NW Especificação Relatório Técnico de Projeto, Report BDL-005-1179-ET-001, March 28, 2019.

Great Panther Mining Limited, 2019, Great Panther Announces High Grade Drilling Results from Exploration Program at the Tucano Gold Mine: News Release issued on July 30, 2019 and available on the SEDAR website at www.SEDAR.com, 6 p.

Great Panther Mining Limited, 2020, Great Panther Provides 2020 Exploration Plans for Tucano Gold Mine: News Release issued on February 6, 2020 and available on the SEDAR website at www.SEDAR.com, 4 p.

Great Panther Mining Limited, 2020, Great Panther Files NI 43-101 Technical Report on the Tucano Gold Mine: News Release issued on Mar 25, 2020 and available on the SEDAR website at www.SEDAR.com

Great Panther Mining Limited, 2020, Great Panther Intersects New High-grade Mineralization at Tucano; Appoints Vice President Exploration: News Release issued on Jun 23, 2020 and available on the SEDAR website at www.SEDAR.com

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Great Panther Mining Limited, 2020, Great Panther Reports Third Quarter 2020 Financial Results, Including Record Net Income of US$19 Million and Closing Cash of US$67 Million: News Release issued on November 5, 2020 and available on the SEDAR website at www.SEDAR.com

Great Panther Mining Limited, 2020, Announces Updated Mineral Reserve and Mineral Resource Estimates and Provides Exploration Update at Tucano: News Release issued on December 15, 2020 and available on the SEDAR website at www.SEDAR.com, 4 p.

Mineral Engenharia e Meio Ambiente Ltda, 2020, Asset Retirement Obligation (ARO) Report, December 2020.

Mineral Engenharia e Meio Ambiente Ltda, 2019, Asset Retirement Obligation (ARO) Report, December 2019.

Navarro, L., 2019, “Urucum Pit, Slope Stability Analysis” by Luis Navarro geology and services, September 2019

O’Bryan, P., 2016, Technical Memorandum titled “TAP AB & Urucum pit re-design review” by Peter O’Bryan & Associates, May 4, 2016

Wolfe, B., Spicer, N., Batelochi, M., Lacourt, R., Moreno, J., O’Bryan, P., Walton, R., and Methven, G., 2018, Technical Report, Mineral Resource and Mineral Reserve Update for the Tucano Gold Mine: available on the SEDAR website at www.SEDAR.com, 265 p.

Klinkert, P. and Van den Berg, H., 2001, SPECTREM Survey of the Amapa Area, April 2001. Exploration and Acquisition Division, Anglo Operations Limited. SRK Consultores do Brasil Ltda, 2011, Plano de Controle Ambiental PCA (Environmental Control Plan),

Roscoe Postle Associates Inc. (RPA), 2020, Technical Report on the 2019 Mineral reserves and Mineral Resources of the Tucano Gold Mine, Amapá, state, Brazil: March 25, 2020: report available on the SEDAR website at www.SEDAR.com, 381 p.

SRK Consultores do Brasil Ltda : Belo Horizonte, MG, Brasil. Report: SRK 031.11 30 de Setembro de 2011 - Revisão 02.

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Tomlinson, A. Jurza, P. Li, D. Trunfull, J. and Peters, P., 2015, Tucano Project Brazil - Geophysical Data Processing, 4 November 2015. Southern Geoscience Consultants: Perth, Australia. Report No.SGS3014.

Walter, B.M.T.; Cavalcanti, T.B. (eds. tec.), 2005, Fundamentos para a coleta de germoplasma vegetal. Embrapa Recursos Genéticos e Biotecnologia, Brasília, DF.

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28 DATE AND SIGNATURE PAGE

This report titled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil”, dated February 2, 2021, with an effective date of September 30, 2020, was prepared and signed by the following authors:

“Signed Neil Hepworth”

________________________________________

Dated February 2, 2021         Neil Hepworth, M.Sc., CEng MIMMM

Chief Operating Officer, Great Panther Mining Limited

“Signed Fernando A. Cornejo”

________________________________________

Dated February 2, 2021         Fernando A. Cornejo, M.Eng., P.Eng.

Vice-President, Operations Brazil, Great Panther Mining Limited

“Signed Nicholas R. Winer”

________________________________________

Dated February 2, 2021        Nicholas R. Winer, B.Sc Hons., FAusIMM

Vice President Exploration, Great Panther Mining Limited

“Signed Carlos H. B. Pires”

________________________________________

Dated February 2, 2021         Carlos H. B. Pires, B.Sc. Hons, MAusIMM CP. (Geo),

Master Geologist, Tucano Gold Mine

“Signed Reno Pressacco”

________________________________________

Dated February 2, 2021         Reno Pressacco, M.Sc.(A), P.Geo.

Principal Geologist, Roscoe Postle Associates Inc.

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“Signed Tudorel Ciuculescu”

________________________________________

 Dated February 2, 2021        Tudorel Ciuculescu, M.Sc., P.Geo

Principal Geologist, Roscoe Postle Associates Inc.

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29 CERTIFICATEs OF QUALIFIED PERSON

NEIL HEPWORTH

I, Neil Hepworth, M.Sc., CEng MIMMM, as an author of this report entitled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil” (the “Technical Report”), prepared for Great Panther Mining Limited and dated February 2, 2021, with an effective date of September 30, 2020 (the “Effective Date”), do hereby certify that:

1.	I am Chief Operating Officer with Great Panther Mining Limited of 1330-200 Granville Street Vancouver, Canada, V6C 1S4.
2.	I am a graduate of Witwatersrand University, in 1979 with a Bachelor of Science Honours degree in Geology and in 1985 with a Master of Science degree in Mining Engineering.
3.	I am registered as a Chartered Engineer in UK (Engineering Council ID 467020). I have worked as a Mining Engineer for over 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Operational and technical experience in numerous mining operations around the world.
•	Specialization in underground, but also extensive technical and operational experience in open pits.
•	Background in geotechnics provides good experience in tailings dam and waste dump design.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I have visited the Tucano Gold Mine on a regular basis since November 2019 with my last personal inspection occurring from October 12 to October 29, 2020.
6.	I am responsible for Sections 15, 16, 18, 19, 20, 21 and 22 and co-responsible for Sections 1, 2, 3, 24, 25, 26, and 27 of the Technical Report.
7.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	I have been involved with the property that is the subject of the Technical Report since November 2019.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
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10.	At the Effective Date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February, 2021.

“Signed Neil Hepworth”

___________________________

Neil Hepworth, M.Sc., CEng MIMMM

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FERNANDO A. CORNEJO

I, Fernando A. Cornejo, M.Eng., P.Eng., as an author of this report entitled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil” (the “Technical Report”), prepared for Great Panther Mining Limited and dated February 2, 2021, with an effective date of September 30, 2020 (the “Effective Date”), do hereby certify that:

1.	I am Vice-President, Operations Brazil with Great Panther Mining Limited, of 1330-200 Granville St., Vancouver, Canada, V6C 1S4.
2.	I graduated with a Bachelor Degree in Chemical Engineering, from Universidad Nacional de San Agustin, Arequipa, Peru in 2001 and a Masters Degree in Chemical Engineering from Ecole Polytechnique de Montreal, Canada in 2005.
3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100170042). I have practiced my profession since 2001 in a range of operational, technical, and mineral processing consulting roles in Canada, Brazil, Mexico, and Peru. My relevant experience for the purpose of the Technical Report is nineteen years’ experience in operational and processing consulting roles in four continents, with a strong focus in Brazil and Mexico over the last eight years.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43- 101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the Tucano Gold Mine multiple times throughout 2019 and 2020 with my last personal inspection occurring from October 12 to October 29, 2020.
6.	I am responsible for Sections 13 and 17 and co-responsible for Sections 1, 2, 3, 24, 25, 26 and 27 of the Technical Report.
7.	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	I have had been involved with the property that is the subject of the Technical Report since July 2019.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the Effective Date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February, 2021.

“Signed Fernando A. Cornejo”

______________________________

Fernando A. Cornejo, M.Eng., P.Eng.

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NICHOLAS ROBERT WINER

I, Nicholas Robert Winer, Fellow of the AusIMM, as an author of this report entitled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil” (the “Technical Report”), prepared for Great Panther Mining Limited and dated  February 2, 2021, with an effective date of September 30, 2020 (the “Effective Date”), do hereby certify that:

1.	I am Vice President of Exploration of Great Panther Mining Limited, of 1330-200 Granville St., Vancouver, Canada, V6C 1S4.
2.	I graduated with a Bachelor of Honours Degree in Geophysics and Geology, from Macquarie University, Sydney, Australia in 1986.
3.	I am a practicing geologist registered as a Fellow with the AusIMM - The Australasian Institute of Mining and Metallurgy (Membership No. 334232). I have practiced my profession continuously for 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	More than 17 years of experience in regional and near mine exploration, including definition of geologic resource models for Archean, Proterozoic and Tertiary aged Gold and Copper / Gold deposits as employee of BHP Minerals (BHP), 7 years with AngloGold Ashanti (AGA) on Archean and Proterozoic Gold and Mesozoic Copper / Gold Deposits and 6 years with Horizonte Minerals for Archean and Proterozoic Gold deposits and Lateritic Nickel deposits.
•	Since 1996, I have held senior positions with international companies including, Country Exploration Manager with BHP, Exploration Manager Brazil, VP Exploration Colombia and VP Exploration South America for AGA, and COO for Horizonte Minerals. Since June 2020 I have been Vice President Exploration for Great Panther Mining.
•	My first involvement with the Tucano deposits was in 1996 prior to its discovery when in the capacity of Brazil Exploration Manager, BHP negotiated a JV over the regional tenement package covering the majority of a 90km stretch of the Vila Nova Belt in which the Tucano Deposit is centred. BHP carried out extensive regional geophysical and regional geochemical programs until mid-1998.
•	In 1999 as Exploration Manager for AGA Brazil, the focus was on the resource definition and PFS studies on the Tucano Gold Mine. (AGA’s Amapari Project).
•	From 2001 to 2017, I was a partner in Mineracao Vale dos Reis who held title to tenements in the region that were the subject of a Joint Venture with Mineracao Serra da Canga. (controlled by the Tucano Mine). Mineracao Vale dos Reis was sold to the Tucano Mine in 2017.
•	Between April and May 2020, I provided consulting services to Great Panther Mining focused on the Tucano Exploration potential and in May was nominated Vice President Exploration. During Covid19 restrictions my focus has been centred on the regional and near mine exploration potential and continued improvements to technical protocols for exploration and resource modelling.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

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5.	I have visited the Tucano Gold Mine multiple times during 2020 with my last personal inspection occurring from December 1st to December 10th, 2020.
6.	I am responsible for Sections 4, 5, 6, 9, 10 and 23 and co-responsible for Section 1, 2, 3, 11, 12, 14, 24, 25, 26 and 27 of the Technical Report.
7.	I am not independent of the Tucano Gold Mine pursuant to Section 1.5 of the Instrument.
8.	I have been involved with the property that is the subject of the Technical Report as Vice President of Exploration, Great Panther since July 2019.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the Effective Date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February, 2021.

“Signed Nicholas R. Winer”

______________________________

 Nicholas R. Winer, Fellow AusIMM

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CARLOS HENRIQUE BARBOSA PIRES

I, Carlos Henrique Barbosa Pires, MAusIMM CP (Geo), as an author of this report entitled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil” (the “Technical Report”), prepared for Great Panther Mining Limited and dated  February 2, 2021, with an effective date of September 30, 2020 (the “Effective Date”), do hereby certify that:

1.	I am Master Geologist of the Tucano Gold Mine of Estrada do Taperebá, SN, Pedra, Branca do Amapari - AP, Brasil.
2.	I am a graduate of the School of Geology at UNESP - Sâo Paulo State University, Brazil, in 2005 with a Bachelor of Science degree with Honors degree. I completed a post-graduation in ‘Geostatistics in Deposit Evaluation’ through the Universidad de Chile (Chile - 2010) and in a Citation Program in Applied Geostatistics in 2017 with accreditation by the University of Alberta.
3.	I am a practicing geologist registered with the AusIMM - The Australasian Institute of Mining and Metallurgy (Membership No. 320120). I have practiced my profession continuously for more than 14 years since graduation. Relevant experience for the purpose of the Technical Report is:
•	More than 14 years of experience in mineral resource evaluation for Gold and Copper, involvement in projects from the exploration to operations phase, MRMR evaluations, peer Reviews and consulting activities. In addition to Great Panther Mining, Serabi Gold, Mineração Caraíba, Yamana Gold, (BrioGold / LeaGold), Snowden and AngloGold Ashanti are some companies that I have worked for. I joined the Tucano Gold Mine in August 2019 as Master Geologist.
•	I have worked on the Tucano deposits since 2019 carrying out Mineral Resources Evaluation in all aspects, including: Modelling, Estimation, Database Management, QA/QC evaluation, Reconciliation and Resource Modelling, from Short Term to Long Term.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I am an employee of Tucano Gold Mines, based on-site and have visited the Tucano Gold Mine multiple times.
6.	I am co-responsible for Sections 11, 12 and 14 and the related disclosure in Sections 1, 25, 26 and 27 of the Technical Report.
7.	I am not independent of the Tucano Gold Mine pursuant to Section 1.5 of the Instrument by virtue of my employment.
8.	I have been involved with the property that is the subject of the Technical Report as a Master Geologist since August 2019.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the Effective Date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February, 2021.

“Signed Carlos H. B. Pires”

______________________________

Carlos H. B. Pires, MAusIMM CP (Geo)

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RENO PRESSACCO

I, Reno Pressacco, M.Sc.(A), P.Geo., as an author of this report entitled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil” (“Technical Report”), prepared for Great Panther Mining Limited and dated February 2, 2021, with an effective date of September 30, 2020 (“Effective Date”), do hereby certify that:

1.	I am Principal Geologist with Roscoe Postle Associates Inc., now part of SLR Consulting Ltd, of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.	I am a graduate of Cambrian College of Applied Arts and Technology, Sudbury, Ontario, in 1982 with a CET Diploma in Geological Technology; Lake Superior State College, Sault Ste. Marie, Michigan, in 1984, with a B.Sc. degree in Geology; and McGill University, Montreal, Québec, in 1986 with a M.Sc.(A) degree in Mineral Exploration.

3.	I am registered as a Professional Geologist in the Province of Ontario (Reg. #939). I have worked as a geologist for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements, including preparation of Mineral Resource estimates and NI 43-101 Technical Reports.
•	Numerous assignments in North, Central and South America, Europe, Russia, Armenia and China for a variety of deposit types and in a variety of geological environments; commodities including Au, Ag, Cu, Zn, Pb, Ni, Mo, U, PGM, REE, and industrial minerals.
•	A senior position with an international consulting firm.
•	Preparation of Mineral Resource estimates for open pit and underground mines for the three prior years.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Tucano Gold Mine from September 15 to 21, 2019.

6.	I am responsible for Sections 7 and 8 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared a previous NI 43-101 Technical Report for Great Panther dated March 25, 2020 on the property that is the subject of the Technical Report.
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9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the Effective Date of the Technical Report, to the best of my knowledge, information, and belief, the Sections of the Technical Report for which I am responsible (described above) contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February, 2021

(Signed and Sealed) Reno Pressacco

Reno Pressacco, M.Sc.(A), P.Geo.

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TUDOREL CIUCULESCU

I, Tudorel Ciuculescu, M.Sc., P.Geo., as an author of this report entitled “Amended and Restated Technical Report on the 2020 Mineral Resources and Mineral Reserves of the Tucano Gold Mine, Amapá State, Brazil” (“Technical Report”), prepared for Great Panther Mining Limited and dated  February 2, 2021, with an effective date of September 30, 2020 (“Effective Date”), do hereby certify that:

1.	I am Consultant Geologist with Roscoe Postle Associates Inc., now part of SLR Consulting Ltd, of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.	I am a graduate of University of Bucharest with a B.Sc. degree in Geology in 2000 and University of Toronto with a M.Sc. degree in Geology in 2003.

3.	I am registered as a Professional Geologist in the Province of Ontario (Reg. #1882). I have worked as a geologist for a total of 18 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Preparation of Mineral Resource estimates.
•	Over five years of exploration experience in Canada and Chile.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I did not visit the Tucano Gold Mine.

6.	I am responsible for portions of Section 14 pertaining to the TAP AB Mineral Resource estimate and related disclosure in Sections 1, 12, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the Effective Date of the Technical Report, to the best of my knowledge, information, and belief, the portions of the Technical Report for which I am responsible (described
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above) contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 2nd day of February, 2021

(Signed and Sealed) Tudorel Ciuculescu

Tudorel Ciuculescu, M.Sc., P.Geo.

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